As filed with the Securities and Exchange Commission on September 26, 2016.

Registration No. 333-213598

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MIMECAST LIMITED

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

Bailiwick of Jersey	7372	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Peter Bauer

Chief Executive Officer

CityPoint, One Ropemaker Street, Moorgate

London EC2Y 9AW

United Kingdom

+44 0207 847 8700

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Mimecast North America, Inc.

480 Pleasant Street

Watertown, MA 02472

+1 781 996 5340

Attention: Peter Campbell

(Name, Address, Including ZIP Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Mark J. Macenka, Esq. Michael J. Minahan, Esq. Goodwin Procter LLP 53 State Street Boston, MA 02109 Tel: (617) 570-1000	Mimecast North America, Inc. 480 Pleasant Street Watertown, MA 02472 +1 781 996 5340 Attention: Robert P. Nault	Colin J. Diamond, Esq. White & Case LLP 1155 Avenue of the Americas New York, NY 10036 Tel: (212) 819-8200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Ordinary shares, nominal value $0.012 per share	4,600,000	$16.17	$74,382,000	$7,790.27

(1)	Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes additional shares that the underwriters have the option to purchase.

(2)	Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low trading prices as reported on the NASDAQ Global Select Market on September 23, 2016.

(3)	$8,056 previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus (Subject to completion)

Issued September 26, 2016

4,000,000 shares

Mimecast Limited

Ordinary shares

The selling shareholders identified in this prospectus are selling a total of 4,000,000 ordinary shares of Mimecast Limited. We are not selling any ordinary shares and will not receive any proceeds from the sale of ordinary shares by the selling shareholders.

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “MIME”. On September 23, 2016, the last reported sale price of our ordinary shares on the NASDAQ Global Select Market was $16.24 per share.

See “Risk Factors” on page 10 to read about factors you should consider before buying the ordinary shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discount(1)	$	$

Proceeds, before expenses, to the selling shareholders	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than 4,000,000 ordinary shares, the underwriters have the option to purchase up to an additional 600,000 shares from the selling shareholders at the public offering price less the underwriting discount. We will not receive any of the proceeds from the sale of such shares.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2016.

J.P. Morgan	Barclays	Goldman, Sachs & Co.	Jefferies	RBC Capital Markets

Oppenheimer & Co. Dougherty & Company

Prospectus dated                     , 2016

Email is the frontline of growing **risks** and **cyber security threats** to organizations

Employees

spam | **spear-phishing** | malware
viruses | **identity theft** | snooping

Data

theft | **leaks** | ransomware | loss | **exfiltration**

Infrastructure

disaster | **outage** | power failure | DDOS

mimecast®

Making email safer for business

Neither we, the selling shareholders nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling shareholders nor the underwriters take responsibility for, nor can provide any assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the ordinary shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

For investors outside the United States: We, the selling shareholders and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ordinary shares and the distribution of this prospectus outside the United States.

The trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

References in this prospectus to “Mimecast UK” are to Mimecast Limited, which was incorporated under the laws of England and Wales with company number 04698693 on March 14, 2003 as a private company limited by shares, and references to “Mimecast Limited” refer to the company incorporated under the laws of the Bailiwick of Jersey with company number 119119 on July 28, 2015 that is the issuer of the ordinary shares being sold by the selling shareholders in this offering.

Prospectus summary

This summary does not contain all of the information you should consider before buying our ordinary shares. You should read the entire prospectus carefully, especially the “Risk Factors” section beginning on page 10, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 43 and our consolidated financial statements and the related notes appearing elsewhere in this prospectus, before deciding to invest in our ordinary shares.

Company overview

We are a leading provider of next generation cloud security and risk management services for corporate information and email. Our fully-integrated suite of proprietary cloud services protects customers of all sizes from the significant business and data security risks to which their email system exposes them. We protect customers from today’s rapidly changing threat landscape where email has become a powerful attack vector and data leak concern. We also mitigate the significant business disruption that email failure or downtime causes. In addition, our archiving services secure, store and manage critical corporate communications and information to address growing compliance and e-discovery requirements and enable customers to use this increasing archive of information to improve employee productivity.

Email is a critical tool for organizations of all sizes. Protecting and managing email has become more complicated due to expanding security and compliance requirements and the rapid increase in both the volume and the importance of the information transmitted via email. Organizations are increasingly at risk from security breaches of sensitive data as sophisticated email-based attacks or data leaks have become more common. Additionally, organizations are not just using email for communication, they are also increasing their use of email archives as an active repository of vital corporate information needed to meet compliance requirements and support employee productivity. As a result, email represents one of the highest concentrations of business risk that organizations may face.

We developed our proprietary cloud architecture to offer customers comprehensive email security, continuity and archiving capabilities in a single service that makes it easier for them to protect themselves effectively in a worsening and rapidly changing security and risk environment. Providing a fully-integrated service also simplifies ongoing management and service deployment. Customers can then decommission the often costly and complex point products and on-premises technology they have traditionally used to tackle these risks. We also make it easier for customers to move more of their IT workloads to the cloud.

We serve approximately 19,900 customers and protect millions of their employees across the world. Our service scales effectively to meet the needs of customers of all sizes and we have optimized our sales organization and channel to address each segment effectively. We have more than 700 employees in nine offices in the United States, the United Kingdom, Australia and South Africa. For the fiscal years ended March 31, 2016, 2015 and 2014, our revenues were $141.8 million, $116.1 million and $88.3 million, respectively, representing year-over-year growth of 22% for 2016 and 31% for 2015. Revenue growth on a constant currency basis was 30% and 33% for the fiscal years ended March 31, 2016 and 2015, respectively. For the three months ended June 30, 2016 and 2015, our revenues were $41.5 million and $33.3 million, respectively, representing year-over-year growth for the period of 24%. Growth for this period was 32% on a constant currency basis. Our net loss, net income and net loss in the fiscal years ended March 31, 2016, 2015 and 2014 were $3.2 million, $0.3 million and $16.9 million, respectively. Our net income and net loss in the three months ended June 30, 2016 and 2015 were $0.2 million and $2.2 million, respectively.

Industry background

A number of key considerations are leading to an increased customer need for email security, continuity and archiving services:

•	Email is critical to all organizations. Email continues to be the primary way organizations exchange information and communicate externally and internally.

•

The amount of critical and sensitive data in email archives is growing rapidly.    The email archive is increasingly used by employees as their primary repository to save and access important information. As a result, the volume and value of this data continues to grow.

•

Email is a primary security target for advanced cyber-attacks.    Well organized and funded, including state-backed, hackers and cyber-criminals are targeting organizations to disrupt their operations, steal money and sensitive corporate data and gain access to valuable intellectual property.

•

Data protection, cybersecurity and data privacy are key compliance and regulatory concerns for all organizations.    Governments, regulators and industry groups globally continue to enact or amend legislation and standards regarding data protection, cybersecurity and data privacy. These laws place growing obligations on organizations of all sizes, particularly those in regulated industries, to store, protect, process, share and transmit data safely, or risk significant sanctions and the threat of civil litigation.

•

Restrictions IT teams put on email create new security risks.    IT teams are under pressure to reduce storage costs and improve infrastructure performance, and this often results in steps that limit unfettered usage of email, driving employees to seek solutions outside the secure corporate network creating new security risks.

•

Email downtime is disruptive to employee productivity.    Given the critical nature of email for business communication and the importance of its information archive, email outages have become increasingly disruptive and costly because of the resulting impact on employee productivity.

•

IT workloads, including business productivity tools, are moving to the cloud.    Organizations of all sizes are adopting cloud-based technologies to reduce the cost and complexity of their IT infrastructure and increase performance and flexibility. As organizations consider which workloads to move to the cloud, IT teams are looking beyond moving infrastructure and looking to shift traditional productivity tools to services such as Microsoft’s Office 365 or Google Apps for Work.

•

Business email mailboxes are moving to the cloud, but this creates new risks to mitigate.    Moving email mailboxes to a single cloud vendor creates new security, continuity and archiving risks that need to be mitigated. These risks have delayed adoption of cloud mailbox services by many organizations, particularly larger enterprises.

•

Traditional email security, continuity and archiving alternatives can be Inadequate and do not address increasing customer requirements and protect against next generation security threats.    To address security and archiving needs, many organizations have deployed a complex array of disparate or point products on-premises, or as cloud-based versions hosted by the vendor. These technologies are typically from multiple vendors and often only address narrow uses and problems. They can also be difficult to integrate and inflexible, as well as complex and expensive to manage as email and data volumes grow.

The limitations of traditional security and archiving technologies mean customers need to rethink their approach to protecting email and corporate information. Customers need to mitigate the risks they face from email, and want to reduce the cost and complexity, and move more of their workloads to the cloud.

Our market opportunity

The growing need of organizations to mitigate the risks of email and data security, continuity and archiving has already established a significant industry beyond the mail server. Based on recent Gartner reports, combined spending in markets catering to enterprise information and email security, continuity and archiving, which include Secure Email Gateway, Backup and Recovery Software, E-Discovery Software and Data Loss Prevention, was $9.4 billion in 2014 and will grow to $11.5 billion in 2017. We believe there is a considerable need for a comprehensive integrated cloud solution that can address the needs of customers in these markets.

Our solution

Our fully-integrated suite of next generation cloud services for security, continuity and archiving, is designed to protect email and deliver comprehensive email risk management beyond the primary mail server. We protect customers from the growing threat to email and the corporate data it contains. We also help organizations securely and cost effectively archive their growing email and file repositories, and ensure email remains available in the event of a primary system failure or scheduled maintenance downtime. The key customer benefits of our service include:

•

Comprehensive email and data risk management in a single, unified cloud service.    Our services integrate a range of technologies into a comprehensive service that would otherwise require an array of individual devices or services from multiple vendors. As a result, our customers are able to decommission these technologies and reduce the cost and complexity of their infrastructure as a result.

•

Best-of-breed security, continuity and archiving services.    We believe our customers should not have to compromise on the quality of their email security, continuity or archiving services in order to benefit from integration. Our strategy is to develop best-of-breed capabilities within our integrated service to compete successfully with industry-leading point products.

•

Web scale performance for organizations of all sizes.    Our cloud service is built to address the most demanding scale, performance and availability requirements of large enterprises but delivers this as a subscription-based cloud service that puts these capabilities within the reach of small and mid-market organizations too.

•

Compelling return on investment.    Customers can decommission a range of individual technologies they use for security, continuity and archiving and move to a subscription-based service and benefit from a long term cost improvement as result.

•

Easy to deploy and manage.    Our service is designed to be easier to deploy than alternative technologies. Customers simply route their email traffic through our cloud and can be up and running in a matter of days and sometimes less. Each customer then manages the service centrally via a single web-based administration console that supports all their subscribed services. Additional services can be deployed easily from the same console.

•

Highly agile and adaptable service.    We are continually improving our cloud architecture and services. Our common code base and multi-tenant cloud architecture enables us to perform maintenance updates and add new features or products by updating our core code base once. Continuous service development and multi-tenant rapid deployment also means we can keep pace with emerging threats to protect and respond quickly to changing customer needs.

•

An easier move of additional critical workloads to the cloud.    Our cloud service enables customers to decommission on-premises technologies that have been a significant historical barrier to migrating email mailboxes to the cloud, and supports customers wanting to adopt cloud services more broadly in their organization.

•

A safer Office 365 or Google cloud email and data implementation.    Our cloud service mitigates the single-vendor exposure and security, service continuity and data assurance risks created by a move to these cloud email services.

Our growth strategy

Our growth strategy is focused on the following:

•	Grow revenue from our existing customer base. We intend to continue proactively broadening our reach within our existing customer base by selling additional services.

•

Acquire new customers.    We will continue to invest in a direct sales force combined with a focused channel strategy designed to serve the various requirements of small, mid-market and large enterprises and to bring new customers onto our cloud architecture.

•	Actively invest in our channel partner network. We intend to further invest in our network of channel partners to extend our global sales, service and support capabilities.

•	Develop our technology and release new services. We will continue to build on our current capabilities and exploit additional opportunities in adjacent areas to those we serve today.

•

Continue to expand our geographic presence.    We plan to investigate additional international expansion from our regional bases in the United States (for North America), the United Kingdom (for Europe), South Africa (for Africa and the Middle East) and Australia (for Asia-Pacific).

•

Target organizations moving workloads to the cloud.    As more organizations move IT workloads to the cloud, we believe we are well-positioned to take advantage of growth opportunities that exist from augmenting services, including Office 365 and Google Apps for Work with critical security, continuity and archiving services.

Risks related to our business

Our business is subject to numerous risks, as highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. Some of these risks include:

•	We have incurred losses in the past, and we may not be able to achieve or sustain profitability for the foreseeable future.

•	Failure to manage our growth effectively could increase our expenses, decrease our revenue and prevent us from implementing our business strategy.

•

The markets in which we participate are highly competitive, with several large established competitors, and our failure to compete successfully would make it difficult for us to add and retain customers and would reduce or impede the growth of our business.

•	Failure to effectively expand our sales and marketing capabilities could harm our ability to acquire new customers and achieve broader market acceptance of our services.

•	If we are unable to maintain successful relationships with our channel partners, our ability to acquire new customers could be adversely affected.

•

We provide service level commitments under our subscription agreements and, as a result of an external network DDoS attack in September 2015, we voluntarily paid service credits to customers. Any future service disruption could obligate us to provide refunds and we could face subscription terminations, which could adversely affect our revenue.

•	Our business depends substantially on customers renewing their subscriptions with us. A decline in our customer renewals would harm our future operating results.

•	If we are unable to sell additional services and features to our existing customers, our future revenues and operating results will be harmed.

•

If we are not able to provide successful updates, enhancements and features to our technology to, among other things, keep up with emerging threats and customer needs, our business could be adversely affected.

•

Data security and integrity are critically important to our business, and breaches of our information and technology networks and unauthorized access to a customer’s data could harm our business and operating results.

•

Because we recognize revenue from subscriptions for our services over the term of the agreement, downturns or upturns in new business may not be immediately reflected in our operating results and may be difficult to discern.

•	Fluctuations in currency exchange rates could adversely affect our business.

Our history and structure

Mimecast Limited was incorporated under the laws of the Bailiwick of Jersey with company number 119119 on July 28, 2015 as a public company limited by shares for the purpose of effecting our initial public offering. On November 4, 2015, Mimecast Limited became the holding company of Mimecast UK, a private limited company incorporated in 2003 under the laws of England and Wales, and its subsidiaries by way of a share-for-share exchange in which the shareholders of Mimecast UK exchanged their shares in Mimecast UK for an identical number of shares of the same class in Mimecast Limited. Following the exchange, the historical consolidated financial statements of Mimecast UK included in this prospectus became the historical consolidated financial statements of Mimecast Limited.

Corporate information

Our principal office is located at CityPoint, One Ropemaker Street, Moorgate, London, United Kingdom EC2Y 9AW, and our telephone number is +44 (0) 20 7300 7000. Our website address is www.mimecast.com. The information contained on, or that can be accessed from, our website does not form part of this prospectus. Our agent for service of process in the United States is Mimecast North America, Inc., 480 Pleasant Street, Watertown, MA 02472.

The offering

Ordinary shares offered by the selling shareholders	4,000,000 shares

Ordinary shares outstanding before and after this offering	54,476,620 shares

Option to purchase additional ordinary shares	The selling shareholders have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 600,000 additional ordinary shares.

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering. See “Use of Proceeds” and “Principal and Selling Shareholders.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ordinary shares.

NASDAQ Global Select Market symbol	MIME

The total number of ordinary shares outstanding before and after this offering is based on 54,476,620 ordinary shares outstanding as of June 30, 2016, and excludes:

•	7,819,303 ordinary shares issuable upon the exercise of options outstanding as of June 30, 2016 at a weighted-average exercise price of $4.99 per share;

•	20,142 ordinary shares issuable upon the vesting and settlement of restricted share units issued under our equity incentive plans, as of June 30, 2016; and

•

5,987,375 ordinary shares reserved for future issuance under our 2015 Share Option and Incentive Plan, and 1,100,000 ordinary shares reserved for future issuance under our 2015 Employee Share Purchase Plan.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the outstanding options and no vesting and settlement of the restricted share units described above.

Summary consolidated financial and other data

The following tables present summary consolidated financial and other data for our business. You should read this information together with the section entitled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes and other financial information included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with U.S. GAAP.

We derived the consolidated statements of operations data for the years ended March 31, 2016, 2015 and 2014 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated statements of operations data for the year ended March 31, 2013 from our unaudited consolidated financial statements not included in this prospectus. We derived the consolidated statements of operations data for the three months ended June 30, 2016 and 2015 and the consolidated balance sheet data as of June 30, 2016 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial data on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future.

	Year ended March 31,				Three months ended June 30,
	2016	2015	2014	2013	2016	2015
	(in thousands, except per share data)

Consolidated Statements of Operations Data:
Revenue	$141,841	$116,085	$88,315	$66,750	$41,460	$33,328
Cost of revenue(1)	41,809	36,821	28,673	21,165	11,339	9,876

Gross profit	100,032	79,264	59,642	45,585	30,121	23,452

Operating expenses
Research and development(1)	17,663	14,461	12,844	11,019	5,149	3,530
Sales and marketing(1)	65,187	51,224	46,971	35,635	21,463	13,121
General and administrative(1)	19,756	15,806	11,187	13,666	6,456	4,691
Restructuring	—	1,203	—	—	—	—

Total operating expenses	102,606	82,694	71,002	60,320	33,068	21,342

(Loss) income from operations	(2,574)	(3,430)	(11,360)	(14,735)	(2,947)	2,110

Other income (expense)
Interest income	74	62	86	77	67	17
Interest expense	(690)	(703)	(542)	(844)	(107)	(177)
Foreign exchange income (expense)	811	4,508	(5,055)	1,188	4,096	(3,841)

Total other income (expense), net	195	3,867	(5,511)	421	4,056	(4,001)

(Loss) income before income taxes	(2,379)	437	(16,871)	(14,314)	1,109	(1,891)
Provision for income taxes	865	152	19	15	865	358

Net (loss) income	$(3,244)	$285	$(16,890)	$(14,329)	$244	$(2,249)

Net (loss) income per share applicable to ordinary shareholders:(2)
Basic	$(0.08)	$0.01	$(0.53)	$(0.46)	$0.00	$(0.07)

Diluted	$(0.08)	$0.01	$(0.53)	$(0.46)	$0.00	$(0.07)

Weighted-average number of ordinary shares used in computing net (loss) income per share applicable to ordinary shareholders:
Basic	40,826	32,354	31,719	31,060	54,287	33,066
Diluted	40,826	36,075	31,719	31,060	57,655	33,066

At June 30, 2016
(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$108,658
Property and equipment, net	28,971
Total assets	176,860
Debt, current and long-term	5,262
Deferred revenue, current and long-term	69,876
Total shareholders’ equity	78,374

	Year ended March 31,			Three months ended June 30,
	2016	2015	2014	2016	2015
	(dollars in thousands)

Supplemental Financial and Other Data:
Revenue constant currency growth rate(3)	30%	33%	37%	32%	32%
Revenue retention rate(4)	109%	107%	105%	110%	108%
Total customers(5)	18,000	13,800	10,300	19,900	14,500
Adjusted EBITDA(6)	$15,839	$14,227	$(1,170)	$1,860	$5,489

(1)	Share-based compensation expense included in these line items was as follows:

	Year ended March 31,				Three months ended June 30,
	2016	2015	2014	2013	2016	2015
	(in thousands)
Cost of revenue	$633	$151	$151	$239	$170	$22
Research and development	1,711	544	291	174	372	29
Sales and marketing	3,180	1,684	395	2,663	973	83
General and administrative	2,362	3,047	395	3,600	528	709

Total share-based compensation expense	$7,886	$5,426	$1,232	$6,676	$2,043	$843

(2)	Basic and diluted net (loss) income per share applicable to ordinary shareholders is computed based on the weighted-average number of ordinary shares outstanding during each period. For additional information, see Note 2 to the notes to our consolidated financial statements included elsewhere in this prospectus.

(3)	In order to determine how our business performed exclusive of the effect of foreign currency fluctuations, we compare the percentage change in our revenue from one period to another using a constant currency. To determine the revenue constant currency growth rate for the fiscal years below, revenue from entities reporting in foreign currencies was translated into U.S. dollars using the comparable prior period’s foreign currency exchange rates. For example, the average rates in effect for the fiscal year ended March 31, 2015 were used to convert revenue for the year ended March 31, 2016 and the revenue for the comparable prior period ended March 31, 2015, rather than the actual exchange rates in effect during the respective period. Revenue constant currency growth rate is a non-GAAP financial measure. A reconciliation of this non-GAAP measure to its most directly comparable U.S. GAAP measures for the respective periods can be found in the table below.

	Year ended March 31,			Three months ended June 30,
	2016	2015	2014	2016	2015
	(dollars in thousands)

Reconciliation of Revenue Constant Currency Growth Rate:
Revenue, as reported	$141,841	$116,085	$88,315	$41,460	$33,328
Revenue year-over-year growth rate, as reported	22%	31%	32%	24%	24%
Estimated impact of foreign currency fluctuations	8%	2%	5%	8%	8%
Revenue constant currency growth rate	30%	33%	37%	32%	32%

The impact of foreign exchange rates is highly variable and difficult to predict. We use revenue constant currency growth rate to show the impact from foreign exchange rates on the current period revenue growth rate compared to the prior period revenue growth rate using the prior period’s foreign exchange rates. In order to properly understand the underlying business trends and performance of our ongoing operations, we believe that investors may find it useful to consider the impact of excluding changes in foreign exchange rates from our revenue growth rate.

We believe that presenting this non-GAAP financial measure in this report provides investors greater transparency to the information used by our management for financial and operational decision-making and allows investors to see our results “through the eyes” of management. We also believe that providing this information better enables our investors to understand our operating performance and evaluate the methodology used by management to evaluate and measure such performance.

However, this non-GAAP measure should not be considered in isolation or as a substitute for our financial results prepared in accordance with U.S. GAAP. For example, revenue constant currency growth rates, by their nature, exclude the impact of foreign exchange, which may have a material impact on U.S. GAAP revenue. Non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and therefore other companies may calculate similarly titled non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes.

(4)	We calculate our revenue retention rate by annualizing revenue on a constant currency basis recorded on the last day of the measurement period for only those customers in place throughout the entire measurement period. We include add-on, or upsell, revenue from additional employees and services purchased by existing customers. We divide the result by revenue on a constant currency basis on the first day of the measurement period for all customers in place at the beginning of the measurement period. The measurement period is based on the trailing twelve months. The revenue on a constant currency basis is based on the average exchange rates in effect during the respective period.

(5)	Rounded up to the nearest hundred customers.

(6)	Adjusted EBITDA is a non-GAAP financial measure that we define as net (loss) income, adjusted to exclude: depreciation and amortization, share-based compensation expense, restructuring expense, interest income and interest expense, provision for income taxes and foreign exchange income (expense).

We believe that Adjusted EBITDA provides investors and other users of our financial information consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations and facilitates comparisons with our peer companies, many of which use a similar non-GAAP financial measure to supplement their GAAP results.

We use Adjusted EBITDA in conjunction with traditional GAAP operating performance measures as part of our overall assessment of our performance, for planning purposes, including the preparation of our annual operating budget, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

We do not place undue reliance on Adjusted EBITDA as a measure of operating performance. This non-GAAP measure should not be considered as a substitute for other measures of financial performance reported in accordance with GAAP. There are limitations to using a non-GAAP financial measure, including that other companies may calculate this measure differently than we do, that it does not reflect our capital expenditures or future requirements for capital expenditures and that it does not reflect changes in, or cash requirements for, our working capital.

The following table presents a reconciliation of net (loss) income to Adjusted EBITDA:

	Year ended March 31,			Three months ended June 30,
	2016	2015	2014	2016	2015
	(in thousands)

Reconciliation of Adjusted EBITDA:
Net (loss) income	$(3,244)	$285	$(16,890)	$244	$(2,249)
Depreciation and amortization	10,527	11,028	8,958	2,764	2,536
Interest expense, net	616	641	456	40	160
Provision for income taxes	865	152	19	865	358
Restructuring	—	1,203	—	—	—
Share-based compensation expense	7,886	5,426	1,232	2,043	843
Foreign exchange (income) expense	(811)	(4,508)	5,055	(4,096)	3,841

Adjusted EBITDA	$15,839	$14,227	$(1,170)	$1,860	$5,489

Risk factors

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and the related notes appearing elsewhere in this prospectus, before deciding to invest in our ordinary shares. If any of the following risks actually occurs, our business, prospects, operating results and financial condition could suffer materially. In such event, the trading price of our ordinary shares could decline and you could lose part or all of your investment.

Risks related to our business and our industry

We have incurred losses in the past, and we may not be able to achieve or sustain profitability for the foreseeable future.

We have incurred significant losses in each period since our inception in 2003 up through our fiscal year ended March 31, 2014. In our fiscal year ended March 31, 2016, we incurred a net loss of $3.2 million. In our fiscal year ended March 31, 2015, we generated net income of $0.3 million. In our fiscal year ended March 31, 2014, we incurred a net loss of $16.9 million. In the three months ended June 30, 2016, we generated net income of $0.2 million. As of June 30, 2016, we had an accumulated deficit of $88.3 million. We have been growing rapidly, and, as we do so, we incur significant sales and marketing, support and other related expenses. Our ability to achieve and sustain profitability will depend in significant part on our obtaining new customers, expanding our existing customer relationships and ensuring that our expenses, including our sales and marketing expenses and the cost of supporting new customers, does not exceed our revenue. We also expect to make significant expenditures and investments in research and development to expand and improve our services and technical infrastructure. In addition, as a public company, we expect to continue to incur significant legal, accounting and other expenses that we did not incur prior to our initial public offering in November 2015. These increased expenditures may make it harder for us to achieve and maintain profitability and we cannot predict when we will achieve sustained profitability, if at all. We also may incur losses in the future for a number of other unforeseen reasons. Accordingly, we may not be able to maintain profitability once achieved, and we may incur losses in the foreseeable future.

Failure to manage our growth effectively could increase our expenses, decrease our revenue and prevent us from implementing our business strategy.

We have been rapidly growing our revenue and number of customers, and we will seek to do the same for the foreseeable future. This rapid growth puts strain on our business, requires significant capital expenditures and increases our operating expenses. To manage this growth effectively, we must attract, train and retain a significant number of qualified sales, implementation, customer service, software development, information technology and management personnel. In addition, as we grow our revenue and customer base, we will need to maintain and enhance our technology infrastructure, in particular, our data center capacity. If we fail to effectively manage our growth or we over-invest or under-invest in our business, our business and results of operations could suffer from the resulting weaknesses in our infrastructure, systems or controls. We could also suffer operational mistakes, loss of business opportunities and employee losses. If our management is unable to effectively manage our growth, our expenses might increase more than expected, our revenue could decline or grow more slowly than expected, and we might be unable to implement our business strategy.

The markets in which we participate are highly competitive, with several large established competitors, and our failure to compete successfully would make it difficult for us to add and retain customers and would reduce or impede the growth of our business.

Our market is large, highly competitive, fragmented and subject to rapidly evolving technology, shifting customer needs and frequent introductions of new products and services. We currently compete with companies that offer products that target email and data security, continuity and archiving, as well as large providers such as Google Inc. and Microsoft Corporation, which offer functions and tools as part of their core mailbox services that may be, or be perceived to be, similar to ours. Our current and potential future competitors include: Barracuda Networks, Inc., Google Apps for Work, Microsoft Exchange Server, Exchange Online Protection, Proofpoint, Inc. and Symantec Corporation, in security, MessageOne, in continuity, and Barracuda, HP Autonomy, Microsoft Office 365, Proofpoint and Symantec, in archiving. We expect competition to increase in the future from both existing competitors and new companies that may enter our markets. Additionally, some potential customers, particularly large enterprises, may elect to develop their own internal products. If two or more of our competitors were to merge or partner with one another, the change in the competitive landscape could reduce our ability to compete effectively. Our continued success and growth depends on our ability to out-perform our competitors at the individual service level as well as increasing demand for a unified service infrastructure. We cannot guarantee that we will out-perform our competitors at the product level or that the demand for a unified service technology will increase.

Some of our current competitors have, and our future competitors may have, certain competitive advantages such as greater name recognition, longer operating history, larger market share, larger existing user base and greater financial, technical and other resources. Some competitors may be able to devote greater resources to the development, promotion and sale of their products and services than we can to ours, which could allow them to respond more quickly than we can to new technologies and changes in customer needs. We cannot assure you that our competitors will not offer or develop products or services that are superior to ours or achieve greater market acceptance.

Failure to effectively expand our sales and marketing capabilities could harm our ability to acquire new customers and achieve broader market acceptance of our services.

Acquiring new customers and expanding sales to existing customers will depend to a significant extent on our ability to expand our sales and marketing operations. We generate approximately one-third of our revenue from direct sales and we expect to continue to rely on our sales force to obtain new customers and grow revenue from our existing customer base. We expect to expand our sales force in all of our regions and we face a number of challenges in achieving our hiring goals. For instance, there is significant competition for sales personnel with the sales skills and technical knowledge that we require. In addition, training and integrating a large number of sales and marketing personnel in a short time requires the allocation of significant internal resources. Our ability to achieve projected growth in revenue in the future will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel. We invest significant time and resources in training new sales personnel to understand our solutions and growth strategy. In general, new hires require significant training and substantial experience before becoming productive. Our recent hires and planned hires may not become as productive as we require, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we currently operate or where we seek to conduct business. Our growth may be materially and adversely impacted if the efforts to expand our sales and marketing capabilities are not successful or if they do not generate a sufficient increase in revenue.

If we are unable to maintain successful relationships with our channel partners, our ability to acquire new customers could be adversely affected.

In order to grow our business, we anticipate that we will continue to depend on our relationships with our channel partners who we rely on, in addition to our direct sales force, to sell and support our services. In our fiscal year ended March 31, 2016, while no individual channel partner accounted for 10% or more of our sales, in the aggregate, our channel partners accounted 63% of our sales, and we expect that sales to channel partners will continue to account for a substantial portion of our revenue for the foreseeable future. We utilize channel partners to efficiently increase the scale of our marketing and sales efforts, increasing our market penetration to customers which we otherwise might not reach on our own. Our ability to achieve revenue growth in the future will depend, in part, on our success in maintaining successful relationships with our channel partners.

Our agreements with our channel partners are generally non-exclusive, meaning our channel partners may offer customers competitive services from different companies. If our channel partners do not effectively market and sell our services, choose to use greater efforts to market and sell their own products or services or those of others, or fail to meet the needs of our customers, our ability to grow our business, sell our services and maintain our reputation may be adversely affected. Our contracts with our channel partners generally allow them to terminate their agreements for any reason upon 90 days’ notice. The loss of key channel partners, our possible inability to replace them, or the failure to recruit additional channel partners could materially and adversely affect our results of operations. If we are unable to maintain our relationships with these channel partners, our business, results of operations, financial condition or cash flows could be adversely affected.

We provide service level commitments under our subscription agreements and service disruptions could obligate us to provide refunds and we could face subscription terminations, which could adversely affect our revenue.

Our subscription agreements with customers provide certain service level commitments. If we are unable to meet the stated service level commitments or suffer extended periods of downtime that exceed the periods allowed under our customer agreements, we could be required to pay refunds or face subscription terminations, either of which could significantly impact our revenue.

To date, we have suffered two significant service disruptions. The first occurred in 2013 and was a result of an equipment failure. Many of our customers in the United Kingdom experienced service disruptions for several hours. More recently, we experienced a service disruption on September 21, 2015 as a result of an external network distributed denial of service, or DDoS attack. Customers using our Secure Email Gateway service in the United States experienced downtime related to the delivery and receipt of external emails for several hours. The scope of the incident was limited to network traffic and no customer data was lost or compromised. As a result of the service disruption, we voluntarily provided service credits to affected customers in the year ended March 31, 2016, totaling approximately $0.4 million, all of which were paid as of March 31, 2016. While we have undertaken substantial remedial efforts to prevent future incidents like these, we cannot guarantee that future attacks or service disruptions will not occur. Any future attacks or service disruptions could adversely affect our reputation, our relationships with our existing customers and our ability to attract new customers, all of which would impact our future revenue and operating results.

Our customers depend on our customer support team to resolve technical issues relating to our services. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. Increased customer demand for these services, without corresponding revenue, could increase costs and adversely affect our operating results. In addition, our sales process is highly dependent on the ease of use of our services, on our reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation and our ability to sell our services to existing and prospective customers.

Our business depends substantially on customers renewing their subscriptions with us. A decline in our customer renewals would harm our future operating results.

In order for us to maintain or improve our operating results, it is important that our customers renew their subscriptions with us when the existing subscription term expires. Although the majority of our customer contracts include auto-renew provisions, our customers have no obligation to renew their subscriptions upon expiration, and we cannot provide assurance that customers will renew subscriptions at the same or higher level of service, if at all. For each of the fiscal years ended March 31, 2016, 2015 and 2014, our customer retention rate has been consistently greater than 90%. We calculate customer retention rate as the percentage of paying customers on the last day of the relevant period in the prior year who remain paying customers on the last day of the relevant period in the current year. The rate of customer renewals may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction or dissatisfaction with our solutions, the effectiveness of our customer support services, our pricing, the prices of competing products or services, mergers and acquisitions affecting our customer base, or reductions in our customers’ spending levels. If our customers do not renew their subscriptions, or renew on less favorable terms, our revenue may decline, and we may not realize improved operating results from our customer base.

If we are unable to sell additional services and features to our existing customers, our future revenues and operating results will be harmed.

A significant portion of our revenue growth is generated from sales of additional services and features to existing customers. Our future success depends, in part, on our ability to continue to sell such additional services and features to our existing customers. We devote significant efforts to developing, marketing and selling additional services and features and associated support services to existing customers and rely on these efforts for a portion of our revenue. These efforts require a significant investment in building and maintaining customer relationships, as well as significant research and development efforts in order to provide upgrades and launch new services and features. The rate at which our existing customers purchase additional services and features depends on a number of factors, including the perceived need for additional security, continuity and archiving, the efficacy of our current services, the perceived utility of our new offerings, our customers’ IT budgets and general economic conditions. If our efforts to sell additional services and features to our customers are not successful, our future revenues and operating results will be harmed.

If we are not able to provide successful updates, enhancements and features to our technology to, among other things, keep up with emerging threats and customer needs, our business could be adversely affected.

Our industry is marked by rapid technological developments and demand for new and enhanced services and features to meet the evolving IT needs of organizations. In particular, cyber-threats are becoming increasingly sophisticated and responsive to the new security measures designed to thwart them. If we fail to identify and respond to new and increasingly complex methods of attack and update our products to detect or prevent such threats, our business and reputation will suffer. The success of any new enhancements, features or services that we introduce depends on several factors, including the timely completion, introduction and market acceptance of such enhancements, features or services. We may not be successful in either developing these modifications and enhancements or in bringing them to market in a timely fashion. Furthermore, modifications to existing technologies will increase our research and development expenses. If we are unable to successfully enhance our existing services to meet customer requirements, increase adoption and usage of our services, or develop new services, enhancements and features, our business and operating results will be harmed.

Data security and integrity are critically important to our business, and breaches of our information and technology networks and unauthorized access to a customer’s data could harm our business and operating results.

We have experienced, and will continue to experience, cyber-attacks and other malicious internet-based activity, which continue to increase in sophistication, frequency and magnitude. Because our services involve the storage of large amounts of our customers’ sensitive and proprietary information, solutions to protect that information from cyber-attacks and other threats, data security and integrity are critically important to our business. Despite all of our efforts to protect this information, we cannot provide assurance that systems that access our services and databases will not be compromised or disrupted, whether as a result of criminal conduct, DDoS attacks, such as the one we experienced in September 2015, or other advanced persistent attacks by malicious actors, including hackers, nation states and criminals, breaches due to employee error or malfeasance, or other disruptions during the process of upgrading or replacing computer software or hardware, power outages, computer viruses, telecommunication or utility failures or natural disasters or other catastrophic events. Any breach of security, unauthorized access to or disclosure of confidential information, disruption, including DDoS attacks, or the perception that the confidential information of our customers is not secure, could result in a material loss of business, substantial legal liability or significant harm to our reputation.

We must continually monitor and develop our information technology networks and infrastructure to prevent, detect, address and mitigate the risk of unauthorized access. However, we may fail to identify these new and complex methods of attack, or fail to invest sufficient resources in security measures. In addition, as we increase our customer base and our brand becomes more widely known and recognized, we may become more of a target for malicious third parties. Any breach of our security measures as a result of third-party action, employee negligence and/or error, malfeasance, defects or otherwise that compromises the confidentiality, integrity or availability of our data or our customers’ data could result in:

•	severe harm to our reputation or brand, or materially and adversely affect the overall market perception of the security and reliability of our services;

•	individual and/or class action lawsuits, which could result in financial judgments against us and which would cause us to incur legal fees and costs;

•	legal or regulatory enforcement action, which could result in fines and/or penalties and which would cause us to incur legal fees and costs; and/or

•

additional costs associated with responding to the interruption or security breach, such as investigative and remediation costs, the costs of providing individuals and/or data owners with notice of the breach, legal fees, the costs of any additional fraud detection activities, or the costs of prolonged system disruptions or shutdowns.

Any of these events could materially adversely impact our business and results of operations.

Because we recognize revenue from subscriptions for our services over the term of the agreement, downturns or upturns in new business may not be immediately reflected in our operating results and may be difficult to discern.

We generally recognize subscription revenue from customers ratably on a straight-line basis over the terms of their subscription agreements, which is typically one year in duration. As a result, most of the revenue we report in each quarter is derived from the recognition of deferred revenue relating to subscription agreements entered into during the previous fiscal year or quarter. Consequently, a decline in new or renewed subscriptions with yearly terms in any one quarter may have a small impact on our operating revenue results for that quarter. However, such decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our services, and potential changes in our pricing policies, rate of expansion or retention rate may not be fully reflected in our operating results until future periods. Shifts in the mix of annual versus monthly subscription billings may also make it difficult to assess our business. We may also be unable to reduce our cost structure in line with a significant deterioration in sales. In addition, a significant majority of our costs are expensed as incurred, while revenue is recognized over the life of the agreement with our customer. As a result, increased growth in the number of our customers could continue to result in our recognition of more costs than revenue in the earlier periods of the terms of our agreements. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers is recognized over the applicable subscription term.

Fluctuations in currency exchange rates could adversely affect our business.

Our functional currency and that of our subsidiaries is the local currency of each entity and our reporting currency is the U.S. dollar. In our fiscal year ended March 31, 2016, 44% of our revenue was denominated in U.S. dollars, 37% in British pounds, 16% in South African rand and 3% in other currencies. Given that our functional currency and that of our subsidiaries is the local currency of each entity, but our reporting currency is the U.S. dollar, fluctuations in currency exchange rates between the U.S. dollar, the British pound, the South African rand and the Australian dollar could materially and adversely affect our business. There may be instances in which costs and revenue will not be matched with respect to currency denomination. We estimate that a 10% increase or decrease in the value of the British pound against the U.S. dollar would have increased or decreased our loss from operations by approximately $1.2 million in our fiscal year ended March 31, 2016 and that a 10% increase or decrease in the value of the South African rand against the U.S. dollar would have decreased or increased our loss from operations by approximately $1.3 million in our fiscal year ended March 31, 2016.

To date, we have not entered into any currency hedging contracts. As a result, to the extent we continue our expansion on a global basis, we expect that increasing portions of our revenue, cost of revenue, assets and liabilities will be subject to fluctuations in currency valuations. We may experience economic loss and a negative impact on earnings or net assets solely as a result of currency exchange rate fluctuations.

The United Kingdom (U.K.) held a referendum on June 23, 2016 in which a majority of voters approved an exit from the European Union (EU) (“Brexit”). Negotiations are expected to commence to determine the future terms of the U.K.’s relationship with the EU, including, among other things, the terms of trade between the U.K. and the EU. The effects of Brexit will depend on any agreements the U.K. reaches to retain access to EU markets either during a transitional period or more permanently. The outcome of this referendum caused volatility in global stock markets and foreign currency exchange rate fluctuations, including the strengthening of the U.S. dollar against the British Pound and euro.

We are dependent on the continued services and performance of our two founders, the loss of either of whom could adversely affect our business.

Our future performance depends upon contributions from our senior management team and, in particular, our two founders, Peter Bauer, our Chairman and Chief Executive Officer, and Neil Murray, our Chief Technology Officer. If our senior management team, including any new hires that we may make, fails to work together effectively and to execute on our plans and strategies on a timely basis, our business could be harmed. The loss of one or more of our executive officers or key employees could have an adverse effect on our business. The loss of services of either Mr. Bauer or Mr. Murray could significantly delay or prevent the achievement of our development and strategic objectives.

We depend on highly skilled personnel to grow and operate our business, and if we are unable to hire, retain and motivate qualified personnel, we may not be able to grow effectively.

Our success depends largely upon our continued ability to identify, hire, develop, motivate and retain highly skilled personnel, including senior management, engineers, software developers, sales representatives and customer support representatives. Our growth strategy also depends, in part, on our ability to continue to attract and retain highly skilled personnel. Identifying, recruiting, training and integrating qualified individuals requires significant time, expense and attention of management. Competition for these personnel is intense, especially for engineers experienced in designing and developing software and software as a service, or SaaS, applications, and for experienced sales professionals. We have, from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the actual or perceived value of our equity awards declines, or experiences significant volatility, it may adversely affect our ability to recruit and retain key employees. If we are not able to effectively recruit and retain qualified employees, our ability to achieve our strategic objectives will be adversely impacted, and our business will be harmed.

We are subject to a number of risks associated with global sales and operations.

We operate a global business with offices located in the United States, the United Kingdom, South Africa and Australia. In the three months ended June 30, 2016, we generated 46% of our revenue from the United States, 37% from the United Kingdom, 14% from South Africa and 3% from the rest of the world. In the fiscal year ended March 31, 2016, we generated 43% of our revenue from the United States, 39% from the United Kingdom, 16% from South Africa and 2% from the rest of the world. As a result, our sales and operations are subject to a number of risks and additional costs, including the following:

•	fluctuations in exchange rates between currencies in the markets where we do business;

•	risks associated with trade restrictions and additional legal requirements, including the exportation of our technology that is required in some of the countries in which we operate;

•	greater risk of unexpected changes in regulatory practices, tariffs and tax laws and treaties;

•	compliance with multiple anti-bribery laws, including the U.S. Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act;

•

heightened risk of unfair or corrupt business practices in certain geographies, and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements;

•	limited or uncertain protection of intellectual property rights in some countries and the risks and costs associated with monitoring and enforcing intellectual property rights abroad;

•	greater difficulty in enforcing contracts and managing collections in certain jurisdictions, as well as longer collection periods;

•	management communication and integration problems resulting from cultural and geographic dispersion;

•	social, economic and political instability, terrorist attacks and security concerns in general; and

•	potentially adverse tax consequences.

For example, the Brexit referendum may affect our results of operations in a number of ways, including increasing currency exchange risk as well as general instability in the global financial markets. In addition, because of our significant presence in the U.K., it is possible that Brexit may require us to restructure some or all of our operations. These and other factors could harm our ability to generate future global revenue and, consequently, materially impact our business, results of operations and financial condition.

Any serious disruptions in our services caused by defects in our software or otherwise may cause us to lose revenue and market acceptance.

Our customers use our services for the most critical aspects of their business, and any disruptions to our services or other performance problems with our services however caused could hurt our brand and reputation and may damage our customers’ businesses. We provide regular updates, which may contain undetected errors when first introduced or released. In the past, we have discovered software errors, failures, vulnerabilities and bugs in our services after they have been released and new errors in our existing services may be detected in the future. Real or perceived errors, failures, system delays, interruptions, disruptions or bugs could result in negative publicity, loss of or delay in market acceptance of our services, loss of competitive position, delay of payment to us, lower renewal rates, or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to mitigate or correct the problem. We seek to cap the liability to which we are exposed in the event of losses or harm to our customers, but we cannot be certain that we will obtain these caps or that these caps, if obtained, will be respected in all instances. We carry insurance; however, the amount of such insurance may be insufficient to compensate us for any losses that may result from claims arising from defects or disruptions in our services. As a result, we could lose future sales and our reputation and our brand could be harmed.

If the prices we charge for our services are unacceptable to our customers, our operating results will be harmed.

As the market for our services matures, or as new or existing competitors introduce new products or services that compete with ours, we may experience pricing pressure and be unable to renew our agreements with existing customers or attract new customers at prices that are consistent with our pricing model and operating budget. If this were to occur, it is possible that we would have to change our pricing model or reduce our prices, which could harm our revenue, gross margin and operating results. Pricing decisions may also impact the mix of adoption among our subscription plans and negatively impact our overall revenue. Moreover, large enterprises, which may account for a larger portion of our business in the future, may demand substantial price concessions. If we are, for any reason, required to reduce our prices, our revenue, gross margin, profitability, financial position and cash flow may be adversely affected.

Our research and development efforts may not produce new services or enhancements to existing services that result in significant revenue or other benefits in the near future, if at all.

We invested 12% of our revenue in research and development in our fiscal year ended March 31, 2016, 12% in our fiscal year ended March 31, 2015, 15% in our fiscal year ended March 31, 2014 and 12% in the three months ended June 30, 2016. We expect to continue to dedicate significant financial and other resources to our research and development efforts in order to maintain our competitive position. However, investing in research and development personnel, developing new services and enhancing existing services is expensive and time-consuming, and there is no assurance that such activities will result in significant new marketable services, enhancements to existing services, design improvements, cost savings, revenue or other expected benefits. If we spend significant time and effort on research and development and are unable to generate an adequate return on our investment, our business and results of operations may be materially and adversely affected.

We may acquire other businesses, which could require significant management attention, disrupt our business, dilute shareholder value and adversely affect our results of operations.

As part of our business strategy and in order to remain competitive, we may acquire, or make investments in, complementary companies, products or technologies. We have limited acquisition experience to date, and as a result, our ability as an organization to acquire and integrate other companies, products or technologies in a successful manner is unproven. We may not be able to find suitable acquisition targets, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our customers, analysts and investors. In addition, if we are unsuccessful at integrating such acquisitions or the technologies associated with such acquisitions, our revenue and results of operations could be adversely affected. In addition, while we will make significant efforts to address any information technology security issues with respect to any acquisitions, we may still inherit such risks when we integrate the acquired products and systems. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquired business, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisitions, each of which could adversely affect our financial condition or the value of our ordinary shares. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

If the market for SaaS business software applications develops more slowly than we expect or declines, our business would be adversely affected.

The expansion of the SaaS business applications market depends on a number of factors, including the cost, performance and perceived value associated with SaaS, as well as the ability of SaaS providers to address data security and privacy concerns. Additionally, government agencies have adopted, or may adopt, laws and regulations regarding the collection and use of personal information obtained from consumers and other individuals, or may seek to access information on our platform, either of which may reduce the overall demand for our platform. If we or other SaaS providers experience data security incidents, loss of customer data, disruptions in delivery, or other problems, the market for SaaS business applications, including our services, may be negatively affected.

If we are unable to effectively increase sales of our services to large enterprises while mitigating the risks associated with serving such customers, our business, financial position and results of operations may suffer.

As we seek to increase our sales to large enterprise customers, we may face longer sales cycles, more complex customer requirements, substantial upfront sales costs and less predictability in completing some of our sales than we do with smaller customers. In addition, our ability to successfully sell our services to large enterprises is dependent on us attracting and retaining sales personnel with experience in selling to large organizations. Also, because security breaches of larger, more high-profile enterprises are likely to be heavily publicized, there is increased reputational risk associated with serving such customers. If we are unable to increase sales of our services to large enterprise customers while mitigating the risks associated with serving such customers, our business, financial position and results of operations may suffer.

Natural disasters, power loss, telecommunications failures and similar events could cause interruptions or performance problems associated with our information and technology infrastructure that could impair the delivery of our services and harm our business.

We currently store our customers’ information within ten third-party data center hosting facilities located in ten locations around the world. As part of our current disaster recovery arrangements, our production environment and all of our customers’ data is currently replicated in near real-time in a facility located in a different location. We cannot assure you that the measures we have taken to eliminate single points of failure will be effective to prevent or minimize interruptions to our operations. Our facilities are vulnerable to interruption or damage from a number of sources, many of which are beyond our control, including floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Any damage to, or failure of, our systems generally could result in interruptions in our service. Interruptions in our service may reduce our revenue, cause customers to terminate their subscriptions and adversely affect our renewal rate and our ability to attract new customers. Our business and reputation will also be harmed if our existing and potential customers believe our service is unreliable. The occurrence of a natural disaster, an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our service. Even with the disaster recovery arrangements, our service could be interrupted. As we continue to add data centers and add capacity in our existing data centers, we may move or transfer our data and our customers’ data. Any unsuccessful data transfers may impair the delivery of our service. Further, as we continue to grow and scale our business to meet the needs of our customers, additional burdens may be placed on our hosting facilities.

Our credit agreement contains operating and financial covenants that may adversely impact our business and the failure to comply with such covenants could prevent us from borrowing funds and could cause any outstanding debt to become immediately payable.

Our credit agreement with Silicon Valley Bank contains operating and financial restrictions and covenants, including the prohibition of the incurrence of further indebtedness and liens, the prohibition of certain investments, the prohibition against paying dividends and redeeming or repurchasing capital stock, restrictions against merger and consolidation transactions and restrictions against the disposition of assets. This agreement requires us to maintain a minimum liquidity ratio and a minimum annual recurring revenue amount during its term, and is subject to acceleration upon a material change in control (as defined therein). These restrictions and covenants, as well as those contained in any future financing agreements that we may enter into, may restrict our ability to finance our operations and to engage in, expand or otherwise pursue our business activities and strategies. Our ability to comply with these covenants may be affected by events beyond our control, and breaches of these covenants could result in a default under the credit agreement and any future financial agreements that we may enter into. If not waived, defaults could cause our outstanding indebtedness under our credit agreement and any future financing agreements that we may enter into to become immediately due and payable.

We employ third-party licensed software for use in or with our services, and the inability to maintain these licenses or errors in the software we license could result in increased costs, or reduced service levels, which would adversely affect our business.

Our services incorporate and rely on certain third-party software obtained under licenses from other companies. We anticipate that we will continue to rely on such third-party software and development tools in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of the software used in our services with new third-party software may require significant work and require substantial investment of our time and resources and delays in the release of our services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. A licensor may have difficulties keeping up with technological changes or may stop supporting the software or other intellectual property that it licensed to us. Also, to the extent that our services depend upon the successful operation of third-party software in conjunction with our software, any undetected errors or defects in this third-party software could prevent the deployment or impair the functionality of our services, delay new services introductions, result in a failure of our services, and injure our reputation. Our use of additional or alternative third-party software would require us to enter into additional license agreements with third parties on terms that may not be favorable to us.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success and ability to compete depend in part on our intellectual property. We primarily rely on copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. As of June 30, 2016, we had five patents and 13 patent applications in the United States. We also have four patents issued and six applications pending for examination in non-U.S. jurisdictions, and one pending Patent Cooperation Treaty patent application, all of which are counterparts of our U.S. applications. We may not be able to obtain any further patents, and our pending applications may not result in the issuance of patents. We have issued patents and pending patent applications outside the United States, and we may have to expend significant resources to obtain additional patents as we expand our international operations due to the cost of monitoring and protecting our rights across multiple jurisdictions.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Failure to adequately enforce our intellectual property rights could also result in the impairment or loss of those rights. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Patent, copyright, trademark and trade secret laws offer us only limited protection and the laws of many of the countries in which we sell our services do not protect proprietary rights to the same extent as the United States and Europe. Accordingly, defense of our trademarks and proprietary technology may become an increasingly important issue as we continue to expand our operations and solution development into countries that provide a lower level of intellectual property protection than the United States or Europe. Policing unauthorized use of our intellectual property and technology is difficult and the steps we take may not prevent misappropriation of the intellectual property or technology on which we rely. For example, in the event of inadvertent or malicious disclosure of our proprietary technology, trade secret laws may no longer afford protection to our intellectual property rights in the areas not otherwise covered by patents or copyrights. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Our failure to secure, protect and enforce our intellectual property rights could materially adversely affect our brand and our business.

We may elect to initiate litigation in the future to enforce or protect our proprietary rights or to determine the validity and scope of the rights of others. That litigation may not be ultimately successful and could result in substantial costs to us, the reduction or loss in intellectual property protection for our technology, the diversion of our management’s attention and harm to our reputation, any of which could materially and adversely affect our business and results of operations.

We may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in our industry. Our success depends, in part, on our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities, including non-practicing entities, and individuals, may own or claim to own intellectual property relating to our industry.

From time to time, certain third parties have claimed that we are infringing upon their intellectual property rights. In the future, we may be found to be infringing upon such rights. We closely monitor all such claims and none of the claims by the third parties have resulted in litigation, but legal actions by such parties are still possible. In addition, we cannot assure you that actions by other third parties alleging infringement by us of third-party patents or other intellectual property will not be asserted or prosecuted against us. In the future, others may claim that our services and underlying technology infringe or violate their intellectual property rights. We may also be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, or require that we comply with other unfavorable terms. Under all of our sales contracts, we are obligated to indemnify our customers and channel partners against third-party infringement claims, and we may also be obligated to pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify services or refund fees, any of which could be costly. Even if we were to prevail in such a dispute, any litigation regarding intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

Confidentiality arrangements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We have devoted substantial resources to the development of our technology, business operations and business plans. In order to protect our trade secrets and proprietary information, we rely in significant part on confidentiality arrangements with our employees, licensees, independent contractors, advisers, channel partners, resellers and customers. These arrangements may not be effective to prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, if others independently discover trade secrets and proprietary information, we would not be able to assert trade secret rights against such parties. Effective trade secret protection may not be available in every country in which our services are available or where we have employees or independent contractors. The loss of trade secret protection could make it easier for third parties to compete with our solutions by copying functionality. In addition, any changes in, or unexpected interpretations of, the trade secret and employment laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We may be subject to damages resulting from claims that our employees or contractors have wrongfully used or disclosed alleged trade secrets of their former employers or other parties.

We could in the future be subject to claims that employees or contractors, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of our competitors or other parties. Litigation may be necessary to defend against these claims. If we fail in defending against such claims, a court could order us to pay substantial damages and prohibit us from using technologies or features that are essential to our solutions, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of these parties. In addition, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to develop, market and support potential solutions or enhancements, which could severely harm our business. Even if we are successful in defending against these claims, such litigation could result in substantial costs and be a distraction to management.

The use of open source software in our offerings may expose us to additional risks and harm our intellectual property.

Open source software is typically freely accessible, usable and modifiable. Certain open source software licenses require a user who intends to distribute the open source software as a component of the user’s software to disclose publicly part or all of the source code to the user’s software. In addition, certain open source software licenses require the user of such software to make any derivative works of the open source code available to others on unfavorable terms or at no cost. This can subject previously proprietary software to open source license terms.

We monitor and control our use of open source software in an effort to avoid unanticipated conditions or restrictions on our ability to successfully commercialize our products and solutions and believe that our compliance with the obligations under the various applicable licenses has mitigated the risks that we have triggered any such conditions or restrictions. However, such use may have inadvertently occurred in the development and offering of our products and solutions. Additionally, if a third-party software provider has incorporated certain types of open source software into software that we have licensed from such third-party, we could be subject to the obligations and requirements of the applicable open source software licenses. This could harm our intellectual property position and have a material adverse effect on our business, results of operations and financial condition.

The terms of many open source software licenses have not been interpreted by U.S. or foreign courts, and there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to successfully commercialize our products and solutions. For example, certain open source software licenses may be interpreted to require that we offer our products or solutions that use the open source software for no cost; that we make available the source code for modifications or derivative works we create based upon, incorporating or using the open source software (or that we grant third parties the right to decompile, disassemble, reverse engineer, or otherwise derive such source code); that we license such modifications or derivative works under the terms of the particular open source license; or that otherwise impose limitations, restrictions or conditions on our ability to use, license, host, or distribute our products and solutions in a manner that limits our ability to successfully commercialize our products.

We could, therefore, be subject to claims alleging that we have not complied with the restrictions or limitations of the applicable open source software license terms or that our use of open source software infringes the intellectual property rights of a third-party. In that event, we could incur significant legal expenses, be subject to significant damages, be enjoined from further sale and distribution of our products or solutions that use the open source software, be required to pay a license fee, be forced to reengineer our products and solutions, or be required to comply with the foregoing conditions of the open source software licenses (including the release of the source code to our proprietary software), any of which could adversely affect our business. Even if these claims do not result in litigation or are resolved in our favor or without significant cash settlements, the time and resources necessary to resolve them could harm our business, results of operations, financial condition and reputation.

Additionally, the use of open source software can lead to greater risks than the use of third-party commercial software, as open source software does not come with warranties or other contractual protections regarding indemnification, infringement claims or the quality of the code.

We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions.

As a multinational organization, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and results of operations. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries. Furthermore, one or more jurisdictions in which we do not believe we are currently subject to tax payment, withholding, or filing requirements, could assert that we are subject to such requirements. Any of these claims or assertions could have a material impact on us and the results of our operations.

We are subject to governmental export controls and funds dealings restrictions that could impair our ability to compete in certain international markets and subject us to liability if we are not in full compliance with applicable laws.

Our software and services may be subject to export controls and we may also be subject to restrictions or prohibitions on transactions with, or on dealing in funds transfers to/from, certain embargoed jurisdictions and sanctioned persons and entities, pursuant to the U.K. Export Control Organisation’s restrictions, the U.K. Treasury’s restrictions, the European Council (EU) Regulations, the U.S. Department of Commerce’s Export Administration Regulations, the economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls and U.S. Department of State, and similar laws that may apply in other jurisdictions in which we operate or sell or distribute our services. Export control and economic sanctions laws include prohibitions on the sale or supply of certain products and services to certain embargoed or sanctioned countries, regions, governments, persons and entities, as well as restrictions or prohibitions on dealing in funds to/from those countries, regions, governments, persons and entities. In addition, various countries regulate the import of certain encryption items and technology through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our services or could limit our customers’ ability to implement our services in those countries.

The exportation, re-exportation, and importation of our software and services, including by our channel partners, must comply with applicable laws or else we may be adversely affected, through reputational harm, government investigations, penalties, and/or a denial or curtailment of our ability to export our services. Although we take precautions to prevent our services from being provided in violation of such laws, our services may have been in the past, and could in the future be, provided in violation of such laws.

In 2008, an order was placed by a third-party U.K. reseller of Mimecast Services Limited (“MSL”), our U.K. operating company, for ongoing email archiving services to Persia International Bank (“PIB”), which is based in London, United Kingdom. On July 27, 2010, PIB was named as a designated person on the EU Council Regulation against Iran. In March 2015, we determined that the provision of services after July 26, 2010 by MSL to PIB may have constituted an indirect breach by us of EU Council Regulation 267/2012. We terminated the PIB account with the U.K. reseller in April 2015 and also determined that no payments had been received by us from our channel partner related to this account since April 2014 and that the total revenue recognized by us over the life of the account was less than £12,500. On October 25, 2007, PIB had previously been included on the U.S. List of Specially Designated Nationals and Blocked Persons under Executive Order 13382. The designation was amended on August 16, 2010 to add a designation under the Iranian Financial Sanctions Regulations. In January 2016, the EU lifted the sanctions on PIB and its shareholder banks, Bank Mellat and Bank Tejarat. Based on our review to date, because of the U.K. nexus to the activities, we believe this sale did not constitute a violation of U.S. trade sanctions administered by OFAC. However, we may experience reputational harm as a result of the transaction by our U.K. operating company. We have since implemented additional export control compliance management oversight and have undertaken remedial measures and additional screenings to reduce the risk of similar events occurring in the future.

If we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us, including civil penalties of up to $250,000 or twice the value of the transaction, whichever is greater, per violation, and in the event of conviction for a criminal violation, fines of up to $1 million and possible incarceration for responsible employees and managers for willful and knowing violations. Under the terms of applicable regulations, each instance in which a company provides goods or services may be considered a separate violation. If we are found to be in violation of U.K. sanctions or export controls, it could also result in unlimited fines for us and responsible employees and managers, as well as imprisonment of up to two years for responsible employees and managers.

Changes in our software or services, or changes in export, sanctions or import laws, may delay the introduction and sale of our services in international markets, prevent our customers with international operations from deploying our software or services or, in some cases, prevent the export or import of our software or services to certain countries, regions, governments, persons or entities altogether, which could adversely affect our business, financial condition and operating results.

Our quarterly results may fluctuate for a variety of reasons and may not fully reflect the underlying performance of our business.

Our quarterly operating results, including the levels of our revenue, gross margin, profitability, cash flow and deferred revenue, may vary significantly in the future, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business. Fluctuations in quarterly results may negatively impact the value of our ordinary shares. Factors that may cause fluctuations in our quarterly financial results include, but are not limited to:

•	foreign exchange rates;

•	our ability to attract new customers;

•	our revenue retention rate;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

•	network outages or security breaches;

•	general economic, industry and market conditions;

•	increases or decreases in the number of features in our services or pricing changes upon any renewals of customer agreements;

•	changes in our pricing policies or those of our competitors;

•	new variations in sales of our services, which has historically been highest in the fourth quarter of a given fiscal year; and

•

the timing and success of new services and service introductions by us and our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners.

If we need to raise additional capital to expand our operations and invest in new technologies in the future and cannot raise it on acceptable terms or at all, our ability to compete successfully may be harmed.

We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash requirements for at least the next twelve months. However, unforeseen circumstances may arise which may mean that we may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests and the value of our ordinary shares could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we need additional capital and cannot raise it on acceptable terms, if at all, we may not be able to, among other things:

•	develop and enhance our services;
•	continue to expand our research and development, sales and marketing organizations;
•	hire, train and retain key employees;
•	respond to competitive pressures or unanticipated working capital requirements; or
•	pursue acquisition opportunities.

Our inability to do any of the foregoing could reduce our ability to compete successfully and harm our results of operations.

We are an “emerging growth company” and we cannot be certain whether the reduced requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 effective on April 5, 2012, or the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies. Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, for up to five fiscal years after the date of our initial public offering, which occurred in November 2015. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenue of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of our initial public offering, which occurred in November 2015; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

Risks related to our ordinary shares and the offering

Our share price may be volatile, and you may lose all or part of your investment.

The market price of our ordinary shares may decline. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, many of which we cannot control, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

•	changes in the prices of our services or those of our competitors;

•	our involvement in litigation;

•	our sale of ordinary shares or other securities in the future;

•	market conditions in our industry;

•	changes in key personnel;

•	the trading volume of our ordinary shares;

•	changes in the estimation of the future size and growth rate of our markets;

•	any merger and acquisition activity; and

•	general economic and market conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our management’s attention and resources could be diverted.

If securities or industry analysts cease to publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our shares or publishes inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our shares could decrease, which could cause our share price and trading volume to decline.

We do not expect to pay dividends and investors should not buy our ordinary shares expecting to receive dividends.

We do not anticipate that we will declare or pay any dividends in the foreseeable future, and our ability to do so may be constrained by restrictions in our current and future debt arrangements and by Jersey law. Consequently, you will only realize an economic gain on your investment in our ordinary shares if the price appreciates. You should not purchase our ordinary shares expecting to receive cash dividends. Since we do not pay dividends, and if we are not successful in establishing an orderly trading market for our shares, then you may not have any manner to liquidate or receive any payment on your investment. Therefore our failure to pay dividends may cause you to not see any return on your investment even if we are successful in our business operations. In addition, because we do not pay dividends we may have trouble raising additional funds which could affect our ability to expand our business operations.

The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares.

Sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

We, our executive officers and directors, the selling shareholders and entities affiliated with Insight Venture Partners have agreed with the underwriters that, subject to limited exceptions, for a period of 90 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, grant any option to purchase make any short sale or otherwise dispose of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, or in any manner transfer all or a portion of the economic consequences associated with the ownership of ordinary shares, or cause a registration statement covering any ordinary shares to be filed except for the ordinary shares offered in this offering, without the prior written consent of J.P. Morgan Securities LLC, who may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to these lock-up agreements.

Pursuant to a registration rights agreement, the holders of 28,658,599 of our ordinary shares are entitled to demand that we register their shares under the Securities Act for resale into the public markets. All shares sold pursuant to an offering covered by such registration statement will be freely transferable. See “Related Party Transactions—Registration Rights.” These shares also may be sold pursuant to Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. As restrictions on resale end or if these shareholders exercise their registration rights, the market price of our ordinary shares could decline if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

In addition to our current shareholders’ registration rights, as of June 30, 2016, we had outstanding options to purchase 7,819,303 shares under our equity incentive plans, 20,142 ordinary shares issuable upon the vesting and settlement of restricted share units issued under our equity incentive plans and had an additional 7,087,375 shares available for future grant. We have filed a registration statement on Form S-8 under the Securities Act registering the shares under our equity incentive plans, which shares are available for sale in the public market, except for shares held by affiliates who will have certain restrictions on their ability to sell.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ Stock Market, or NASDAQ, requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, in reliance on the listing rules of NASDAQ, which permit a foreign private issuer to follow the corporate governance practices of its home country, we are permitted to follow certain Jersey corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers. We currently do not, and do not intend to, take advantage of any such exemptions. We may in the future elect to follow Jersey home country practices with regard to matters such as the formation and composition of our board of directors, the compensation and nominating and corporate governance committees, separate sessions of independent directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).

Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ corporate governance rules that apply to U.S. domestic issuers. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on NASDAQ may provide less protection than is accorded to investors of domestic issuers. See “Management—Corporate Governance.”

As a foreign private issuer, we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports.

As a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act. We are also exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. Even though it is our policy to comply voluntarily with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

We are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and the other two most highly compensated executive officers on an individual, rather than an aggregate, basis.

We would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to maintain foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We expect to lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are currently a foreign private issuer and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b) (i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than fifty-percent (50%) of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. A foreign private issuer must determine its status on the last business day of its most recently completed second fiscal quarter, which in our case is September 30, and a change in status (if any) would take effect as of the first day of the following fiscal year. If a foreign private issuer no longer satisfies these requirements, it will become subject to U.S. domestic reporting requirements on the first day of its fiscal year immediately succeeding such determination. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NASDAQ rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer.

As of the date of this prospectus, a majority of our executive officers and directors are United States citizens or residents and, following this offering, we expect that a majority of our ordinary shares will be owned by residents of the United States. As a result, we expect that if we were to lose foreign private issuer status following our fiscal year ending March 31, 2017, our legal and financial compliance costs would increase significantly and it would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members to our board of directors.

Under Section 404 of the Sarbanes-Oxley Act and, as an emerging growth company, we are currently not required to obtain an auditor attestation regarding our internal control over financial reporting and we have therefore not yet determined whether our existing internal controls over financial reporting are effective.

We will not be required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act until we file our Annual Report on Form 20-F for the fiscal year ending March 31, 2017. Furthermore, unless we lose our status as an “emerging growth company” under the JOBS Act, we will not be required to obtain an auditor attestation under Section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of our initial public offering, which occurred in November 2015. Accordingly, we have only recently commenced the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. We may lose our status as an “emerging growth company” and be required to obtain an auditor attestation for our Annual Report on Form 20-F for the fiscal year ending March 31, 2017 if we have an unaffiliated market capitalization of over $700 million as of September 30, 2016.

The process of evaluating our internal control over financial reporting will require an investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. As a result, this process may divert internal resources. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

A change in our tax residence could have a negative effect on our future profitability.

Although we are organized under the laws of Jersey, our affairs are, and are intended to continue to be, managed and controlled in the United Kingdom for tax purposes and therefore we are resident in the United Kingdom for U.K. and Jersey tax purposes. It is possible that in the future, whether as a result of a change in law or the practice of any relevant tax authority or as a result of any change in the conduct of our affairs or for any other reason, we could become, or be regarded as having become, a resident in a jurisdiction other than the United Kingdom. If we cease to be a U.K. tax resident, we may be subject to a charge to U.K. corporation tax on chargeable gains on our assets and to unexpected tax charges in other jurisdictions on our income. Similarly, if the tax residency of any of our subsidiaries were to change from their current jurisdiction for any of the reasons listed above, we may be subject to a charge to local capital gains tax on the assets.

Taxing authorities could reallocate our taxable income among our subsidiaries, which could increase our consolidated tax liability.

We conduct operations world-wide through subsidiaries in various tax jurisdictions pursuant to transfer pricing arrangements between our company and its subsidiaries. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms’ length and that appropriate documentation is maintained to support the transfer pricing. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arms’ length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it would increase our consolidated tax liability, which could adversely affect our financial condition, results of operations and cash flows. Double taxation should be mitigated in these circumstances where the affiliated parties that are subject to the transfer pricing adjustments are able to benefit from any applicable double taxation agreement.

Our ability to use our U.S. net operating loss carry forwards may be subject to limitation.

As of March 31, 2016, we had U.S. federal net operating losses of approximately $31.5 million, U.S. state net operating losses of approximately $24.4 million, and non-U.S. net operating losses of approximately $18.0 million. As of March 31, 2016, we also had a U.K. income tax credit carryforward of $0.2 million. In addition, each jurisdiction in which we operate may have its own limitations on our ability to utilize net operating losses or tax credit carryovers generated in that jurisdiction. These limitations may increase our U.S. federal, state, and/or foreign income tax liability. Net operating losses in one country cannot be used to offset income in any other country and net operating losses in one state cannot be used to offset income in any other state. Accordingly, we may be subject to tax in certain jurisdictions even if we have unused net operating losses in other jurisdictions. Also, each jurisdiction in which we operate may have its own limitations on our ability to utilize net operating losses or tax credit carryovers generated in that jurisdiction. These limitations may increase our U.S. federal, state, and/or foreign income tax liability.

U.S. holders of our ordinary shares could be subject to material adverse tax consequences if we are considered a Passive Foreign Investment Company (or PFIC) for U.S. federal income tax purposes.

We do not believe that we were a PFIC for U.S. federal income tax purposes during the tax year ending March 31, 2016 and do not expect to be a PFIC for U.S. federal income tax purposes in the tax year ending March 31, 2017. We also do not expect to become a PFIC in the foreseeable future, but the possible status as a PFIC must be determined annually and therefore may be subject to change. If we are at any time treated as a PFIC, such treatment could result in a reduction in the after-tax return to U.S. holders of our ordinary shares and may cause a reduction in the value of such shares. Furthermore, if we are at any time treated as a PFIC, U.S. holders of our ordinary shares could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply and detailed tax filing requirements that would not otherwise apply. For U.S. federal income tax purposes, “U.S. holders” include individuals and various entities. A corporation is classified as a PFIC for any taxable year in which (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average quarterly value of all its total gross assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes certain dividends, interest, royalties and rents that are not derived in the active conduct of a trade or business. The PFIC rules are complex and a U.S. holder of our ordinary shares is urged to consult its own tax advisors regarding the possible application of the PFIC rules to it in its particular circumstances. For information on the U.S. federal tax implications on U.S. holders, see “Taxation.”

U.S. shareholders may not be able to enforce civil liabilities against us.

A number of our directors and executive officers are not residents of the U.S., and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

There is also a doubt as to the enforceability in England and Wales and Jersey, whether by original actions or by seeking to enforce judgments of U.S. courts, of claims based on the federal securities laws of the U.S. In addition, punitive damages in actions brought in the U.S. or elsewhere may be unenforceable in England and Wales and Jersey.

The rights afforded to shareholders are governed by Jersey law. Not all rights available to shareholders under English law or U.S. law will be available to shareholders.

The rights afforded to shareholders will be governed by Jersey law and by the Articles of Association, and these rights differ in certain respects from the rights of shareholders in typical English companies and U.S. corporations. In particular, Jersey law significantly limits the circumstances under which shareholders of companies may bring derivative actions and, in most cases, only the corporation may be the proper claimant or plaintiff for the purposes of maintaining proceedings in respect of any wrongful act committed against it. Neither an individual nor any group of shareholders has any right of action in such circumstances. In addition, Jersey law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a U.S. corporation.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our expectations regarding our revenue, expenses and other results of operations;

•	our plans to invest in sales and marketing efforts and expand our channel partnerships;

•	our ability to attract and retain customers;

•	our plans to continue to invest in the research and development of technology for both existing and new products;

•	the growth rates of the markets in which we compete;

•	our liquidity and working capital requirements;

•	our anticipated strategies for growth;

•	our ability to anticipate market needs and develop new and enhanced solutions to meet those needs;

•	anticipated trends and challenges in our business and in the markets in which we operate;

•	our ability to compete in our industry and innovation by our competitors;

•	our ability to adequately protect our intellectual property; and

•	our plans to pursue strategic acquisitions.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, operating results and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

Industry and market data

This prospectus contains estimates and other statistical data, including those relating to our industry, that we have obtained from industry publications and reports, including reports from Gartner, Inc., Endurance International Group, The Radicati Group, Inc., Forrester Research, Inc. and 451 Research. These industry publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates, as there is no assurance that any of them will be reached. Although we have not independently verified the accuracy or completeness of the data contained in these industry publications and reports, based on our industry experience we believe that the publications and reports are reliable and that the conclusions contained in the publications and reports are reasonable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our actual results to differ materially from those expressed in the industry publications and reports.

The reports from Gartner described herein, or the Gartner Reports, represent data, research opinion or viewpoints published as part of a syndicated subscription service, by Gartner, and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice. The Gartner Reports are (i) Magic Quadrant for Enterprise Information Archiving Gartner, dated November 2014, (ii) Survey Analysis: Cloud Adoption Across Vertical Industries Exhibits More Similarities Than Differences, dated February 2015, (iii) Cloud Office Questions Begin the Shift From “If” to “When”, dated April 2015, (iv) Forecast: Information Security, Worldwide, 2013-2019, 2Q15 Update, dated July 2015, (v) Forecast: Storage Software Market, Worldwide, 2012-2019, 2Q15 Update, dated June 2015, and (vi) The State of E-Discovery in 2015 and Beyond, dated February 2015.

The report from Forrester Research described herein is Enterprises Continue to Operationalize eDiscovery, dated November 2015. The report from 451 Research described herein is Global Enterprise Mobility Forecast, dated March 2015.

Use of proceeds

We will not receive any proceeds from the sale of our ordinary shares by the selling shareholders in this offering. For more information on the selling shareholders, see “Principal and Selling Shareholders.”

Dividend policy

We have never declared or paid any dividends on our ordinary shares, and we currently do not plan to declare dividends on our ordinary shares in the foreseeable future. Any determination to pay dividends to holders of our ordinary shares will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our debt arrangements and other factors that our board of directors deem relevant. Pursuant to the Companies (Jersey) Law 1991, we may only pay a dividend if the directors who authorize the dividend make a prior solvency statement in statutory form.

Market price of our ordinary shares

Our ordinary shares have been trading publicly on the NASDAQ Global Select Market under the symbol “MIME” since November 19, 2015. Prior to that time, there was no public market for our ordinary shares. This figure does not include a substantially greater number of holders whose shares are held of record by banks, brokers and other financial institutions. The following table sets forth the high and low sale prices per share for our ordinary shares as reported on the NASDAQ Global Select Market for the period indicated:

	High	Low
	(in $)

Annual highs and lows
Calendar year ended December 31, 2015 (from November 19, 2015)	11.99	9.01

Quarterly highs and lows
First fiscal quarter 2016 ended June 30, 2016	12.15	7.08
Second fiscal quarter 2016 (through September 23, 2016)	18.15	9.50

Monthly highs and lows
March 2016	11.10	8.32
April 2016	10.19	7.60
May 2016	9.00	7.08
June 2016	12.15	8.09
July 2016	11.53	9.50
August 2016	16.56	10.77
September 2016 (through September 23, 2016)	18.15	14.61

First Trading Day
November 19, 2015	11.99	9.72

The closing sale price of our ordinary shares, as reported by the NASDAQ Global Select Market, on September 23, 2016 was $16.24.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2016.

This table should be read with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Consolidated Financial and Other Data” appearing elsewhere in this prospectus.

As of June 30, 2016
(in thousands, except share and per share data)
Cash and cash equivalents	$108,658

Debt, current and long-term	$5,262
Shareholders’ equity
Ordinary shares, $0.012 par value, 300,000,000 shares authorized; 54,476,620 shares issued and outstanding at June 30, 2016	654
Additional paid-in capital	172,553
Accumulated deficit	(88,332)
Accumulated other comprehensive loss	(6,501)

Total shareholders’ equity	78,374

Total Capitalization	$83,636

The table above excludes:

•	7,819,303 ordinary shares issuable upon the exercise of options outstanding as of June 30, 2016 at a weighted-average exercise price of $4.99 per share;

•	20,142 ordinary shares issuable upon the vesting and settlement of restricted share units issued under our equity incentive plans, as of June 30, 2016; and

•

5,987,375 ordinary shares reserved for future issuance under our 2015 Share Option and Incentive Plan, and 1,100,000 ordinary shares reserved for future issuance under our 2015 Employee Share Purchase Plan.

Selected consolidated financial and other data

The following tables present selected consolidated financial and other data for our business. You should read this information together with the sections entitled “Summary Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes and other financial information included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with U.S. GAAP.

We derived the consolidated statements of operations data for the years ended March 31, 2016, 2015 and 2014 and the consolidated balance sheet data as of March 31, 2016 and 2015 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated balance sheet data as of March 31, 2014 from our audited consolidated financial statements not included in this prospectus. We derived the consolidated statements of operations data for the year ended March 31, 2013 and the consolidated balance sheet data as of March 31, 2013 from our unaudited consolidated financial statements not included in this prospectus. We derived the consolidated statements of operations data for the three months ended June 30, 2016 and 2015 and the consolidated balance sheet data as of June 30, 2016 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial data on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future.

	Year ended March 31,				Three months ended June 30,
	2016	2015	2014	2013	2016	2015
	(in thousands, except per share data)

Consolidated Statements of Operations Data:
Revenue	$141,841	$116,085	$88,315	$66,750	$41,460	$33,328
Cost of revenue(1)	41,809	36,821	28,673	21,165	11,339	9,876

Gross profit	100,032	79,264	59,642	45,585	30,121	23,452

Operating expenses
Research and development(1)	17,663	14,461	12,844	11,019	5,149	3,530
Sales and marketing(1)	65,187	51,224	46,971	35,635	21,463	13,121
General and administrative(1)	19,756	15,806	11,187	13,666	6,456	4,691
Restructuring	—	1,203	—	—	—	—

Total operating expenses	102,606	82,694	71,002	60,320	33,068	21,342

(Loss) income from operations	(2,574)	(3,430)	(11,360)	(14,735)	(2,947)	2,110
Other income (expense)
Interest income	74	62	86	77	67	17
Interest expense	(690)	(703)	(542)	(844)	(107)	(177)
Foreign exchange income (expense)	811	4,508	(5,055)	1,188	4,096	(3,841)

Total other income (expense), net	195	3,867	(5,511)	421	4,056	(4,001)

(Loss) income before income taxes	(2,379)	437	(16,871)	(14,314)	1,109	(1,891)
Provision for income taxes	865	152	19	15	865	358

Net (loss) income	$(3,244)	$285	$(16,890)	$(14,329)	$244	$(2,249)

Net (loss) income per share applicable to ordinary shareholders:(2)
Basic	$(0.08)	$0.01	$(0.53)	$(0.46)	$0.00	$(0.07)

Diluted	$(0.08)	$0.01	$(0.53)	$(0.46)	$0.00	$(0.07)

Weighted-average number of ordinary shares used in computing net (loss) income per share applicable to ordinary shareholders:
Basic	40,826	32,354	31,719	31,060	54,287	33,066

Diluted	40,826	36,075	31,719	31,060	57,655	33,066

	At March 31,				At June 30,
	2016	2015	2014	2013	2016
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$106,140	$32,890	$19,158	$36,458	$108,658
Property and equipment, net	24,806	23,159	24,974	14,563	28,971
Total assets	175,127	88,829	75,783	73,453	176,860
Debt, current and long-term	6,891	12,364	9,092	8,669	5,262
Deferred revenue, current and long-term	70,040	53,308	46,131	35,222	69,876
Convertible preferred shares	—	59,305	59,305	59,305	—
Total shareholders’ equity (deficit)	78,074	(53,851)	(56,750)	(44,700)	78,374

	Year ended March 31,			Three months ended June 30,
	2016	2015	2014	2016	2015
	(dollars in thousands)

Supplemental Financial and Other Data:
Revenue constant currency growth rate(3)	30%	33%	37%	32%	32%
Revenue retention rate(4)	109%	107%	105%	110%	108%
Total customers(5)	18,000	13,800	10,300	19,900	14,500
Adjusted EBITDA(6)	$15,839	$14,227	$(1,170)	$1,860	$5,489

(1)	Share-based compensation expense included in these line items was as follows:

	Year ended March 31,				Three months ended June 30,
	2016	2015	2014	2013	2016	2015
	(in thousands)
Cost of revenue	$633	$151	$151	$239	$170	$22
Research and development	1,711	544	291	174	372	29
Sales and marketing	3,180	1,684	395	2,663	973	83
General and administrative	2,362	3,047	395	3,600	528	709

Total share-based compensation expense	$7,886	$5,426	$1,232	$6,676	$2,043	$843

(2)	Basic and diluted net (loss) income per share applicable to ordinary shareholders is computed based on the weighted-average number of ordinary shares outstanding during each period. For additional information, see Note 2 to the notes to our consolidated financial statements included elsewhere in this prospectus.

(3)	In order to determine how our business performed exclusive of the effect of foreign currency fluctuations, we compare the percentage change in our revenue from one period to another using a constant currency. To determine the revenue constant currency growth rate for the fiscal years below, revenue from entities reporting in foreign currencies was translated into U.S. dollars using the comparable prior period’s foreign currency exchange rates. For example, the average rates in effect for the fiscal year ended March 31, 2015 were used to convert revenue for the year ended March 31, 2016 and the revenue for the comparable prior period ended March 31, 2015, rather than the actual exchange rates in effect during the respective period. Revenue constant currency growth rate is a non-GAAP financial measure. A reconciliation of this non-GAAP measure to its most directly comparable U.S. GAAP measures for the respective periods can be found in the table below.

	Year ended March 31,			Three months ended June 30,
	2016	2015	2014	2016	2015
	(dollars in thousands)

Reconciliation of Revenue Constant Currency Growth Rate:
Revenue, as reported	$141,841	$116,085	$88,315	$41,460	$33,328
Revenue year-over-year growth rate, as reported	22%	31%	32%	24%	24%
Estimated impact of foreign currency fluctuations	8%	2%	5%	8%	8%
Revenue constant currency growth rate	30%	33%	37%	32%	32%

The impact of foreign exchange rates is highly variable and difficult to predict. We use revenue constant currency growth rate to show the impact from foreign exchange rates on the current period revenue growth rate compared to the prior period revenue growth rate using the prior period’s foreign exchange rates. In order to properly understand the underlying business trends and performance of our ongoing operations, we believe that investors may find it useful to consider the impact of excluding changes in foreign exchange rates from our revenue growth rate.

We believe that presenting this non-GAAP financial measure in this report provides investors greater transparency to the information used by our management for financial and operational decision-making and allows investors to see our results “through the eyes” of management. We also believe that providing this information better enables our investors to understand our operating performance and evaluate the methodology used by management to evaluate and measure such performance.

However, this non-GAAP measure should not be considered in isolation or as a substitute for our financial results prepared in accordance with U.S. GAAP. For example, revenue constant currency growth rates, by their nature, exclude the impact of foreign exchange, which may have a material impact on U.S. GAAP revenue. Non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and therefore other companies may calculate similarly titled non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes.

(4)	We calculate our revenue retention rate by annualizing revenue on a constant currency basis recorded on the last day of the measurement period for only those customers in place throughout the entire measurement period. We include add-on, or upsell, revenue from additional employees and services purchased by existing customers. We divide the result by revenue on a constant currency basis on the first day of the measurement period for all customers in place at the beginning of the measurement period. The measurement period is based on the trailing twelve months. The revenue on a constant currency basis is based on the average exchange rates in effect during the respective period.

(5)	Rounded up to the nearest hundred customers.

(6)	Adjusted EBITDA is a non-GAAP financial measure that we define as net (loss) income, adjusted to exclude: depreciation and amortization, share-based compensation expense, restructuring expense, interest income and interest expense, provision for income taxes and foreign exchange income (expense).

We believe that Adjusted EBITDA provides investors and other users of our financial information consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations and facilitates comparisons with our peer companies, many of which use a similar non-GAAP financial measure to supplement their GAAP results.

We use Adjusted EBITDA in conjunction with traditional GAAP operating performance measures as part of our overall assessment of our performance, for planning purposes, including the preparation of our annual operating budget, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

We do not place undue reliance on Adjusted EBITDA as a measure of operating performance. This non-GAAP measure should not be considered as a substitute for other measures of financial performance reported in accordance with GAAP. There are limitations to using a non-GAAP financial measure, including that other companies may calculate this measure differently than we do, that it does not reflect our capital expenditures or future requirements for capital expenditures and that it does not reflect changes in, or cash requirements for, our working capital.

The following table presents a reconciliation of net (loss) income to Adjusted EBITDA:

	Year ended March 31,			Three months ended June 30,
	2016	2015	2014	2016	2015
	(in thousands)

Reconciliation of Adjusted EBITDA:
Net (loss) income	$(3,244)	$285	$(16,890)	$244	$(2,249)
Depreciation and amortization	10,527	11,028	8,958	2,764	2,536
Interest expense, net	616	641	456	40	160
Provision for income taxes	865	152	19	865	358
Restructuring	—	1,203	—	—	—
Share-based compensation expense	7,886	5,426	1,232	2,043	843
Foreign exchange (income) expense	(811)	(4,508)	5,055	(4,096)	3,841

Adjusted EBITDA	$15,839	$14,227	$(1,170)	$1,860	$5,489

Exchange rate information

Our business to date has been conducted primarily in the United Kingdom. The following table presents information on the exchange rates between British pounds and the U.S. dollar for the periods indicated. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of pounds sterling at the dates indicated.

(U.S. dollar per pound)	Period end	Average	Low	High

Year Ended March 31,
2012	1.6255	1.5851	1.5318	1.6279
2013	1.6557	1.5647	1.4867	1.6557
2014	1.5577	1.6475	1.5517	1.7166
2015	1.4736	1.5284	1.4632	1.5883
2016	1.3281	1.3998	1.2880	1.4877

Month Ended:
March 31, 2016	1.4360	1.4253	1.3952	1.4482
April 30, 2016	1.4612	1.4314	1.4056	1.4612
May 31, 2016	1.4483	1.4525	1.4365	1.4697
June 30, 2016	1.3311	1.4211	1.3225	1.4877
July 31, 2016	1.3230	1.3148	1.2908	1.3343
August 31, 2016	1.3138	1.3104	1.2880	1.3357

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of our operations should be read in conjunction with the section entitled “Selected Consolidated Financial and Other Data” and the consolidated financial statements and related notes and other financial information included elsewhere in this prospectus. In addition to historical consolidated financial information, this discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to these differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a leading provider of next generation cloud security and risk management services for corporate information and email. Our fully-integrated suite of proprietary cloud services protects customers of all sizes from the significant business and data security risks to which their email system exposes them. We protect customers from today’s rapidly changing threat landscape where email has become a powerful attack vector and data leak concern. We also mitigate the significant business disruption that email failure or downtime causes. In addition, our archiving services secure, store and manage critical corporate communications and information to address growing compliance and e-discovery requirements and enable customers to use this increasing archive of information to improve employee productivity.

We operate our business on a SaaS model with renewable annual subscriptions. Customers enter into annual and multi-year contracts to utilize various components of our services. Our subscription fee includes the use of the selected service and technical support. We believe our technology, subscription-based model, and customer support have led to our high revenue retention rate, which has helped us drive our strong revenue growth. We have historically experienced significant revenue growth from our existing customer base as they renew our services and purchase additional products.

We market and sell our services to organizations of all sizes across a broad range of industries. As of June 30, 2016, we provided our services to approximately 19,900 customers and protect millions of their employees across the world. We generate sales through our network of channel partners as well as through our direct sales force. Our growth and future success depends on our ability to expand our customer base and to sell additional services to our existing customers. The total number of our customers increased by approximately 37% from June 30, 2015 to June 30, 2016.

In the fiscal year ended March 31, 2016, we generated 57% of our revenue outside of the United States, with 39% generated from the United Kingdom, 16% from South Africa and 2% from the rest of the world. In the three months ended June 30, 2016, we generated 54% of our revenue outside of the United States, with 37% generated from the United Kingdom, 14% from South Africa and 3% from the rest of the world. Our most significant growth market is the United States. We also believe that there is significant opportunity in our other existing markets. We intend to make significant investments in sales and marketing to continue expanding our customer base in our target markets.

We were founded in 2003 with a mission to make email safer and better, and to transform the way organizations protect, store and access their email and corporate information. Our first service, Mimecast Email Security, which we launched in late 2003 and was quickly followed by Mimecast Email Continuity. In 2004, we added Mimecast Enterprise Information Archiving. These three services generate a large proportion of our revenue today. In 2006, we started the development of our proprietary cloud architecture, which we refer to as

Mime | OS™. We believed early on that investing in the development of our own cloud operating system was a strategic requirement that would enable us to integrate and scale our services. Mimecast Large File Send was released in 2013 and was followed by Mimecast Targeted Threat Protection in 2014, our advanced persistent threat protection service. In 2014, we also released comprehensive risk mitigation technologies specifically for Office 365, and in 2015, we released Mimecast Secure Messaging. In 2016, we announced the newest aspect of our Targeted Threat Protection service, Impersonation Protect.

In November 2015, we completed our initial public offering, or IPO, in which we issued and sold 7,750,000 ordinary shares at a public offering price of $10.00 per share. We received net proceeds of $68.3 million after deducting underwriting discounts and commissions of $5.4 million and other offering expenses of $3.8 million.

We have achieved significant revenue growth in recent periods. Our revenue grew 24% from $33.3 million in the three months ended June 30, 2015 to $41.5 million in the three months ended June 30, 2016. Our revenue grew 22% from $116.1 million in the year ended March 31, 2015 to $141.8 million in the year ended March 31, 2016. Revenue grew 31% from $88.3 million in the year ended March 31, 2014 to $116.1 million in the year ended March 31, 2015.

We had net income of $0.2 million in the three months ended June 30, 2016, incurred a net loss of $3.2 million in the year ended March 31, 2016, had net income of $0.3 million in the year ended March 31, 2015, and incurred a net loss of $16.9 million in the year ended March 31, 2014.

Key factors affecting our performance

We believe that the growth of our business and our future success are dependent upon a number of key factors, including the following:

Acquisition of new customers.    We employ a sales strategy that focuses on acquiring new customers through our direct sales force and network of channel partners, and selling additional products to existing customers. Acquiring new customers is a key element of our continued success, growth opportunity and future revenue. We have invested in and intend to continue to invest in our direct sales force and channel partners. During the year ended March 31, 2016, our customer base increased by approximately 4,200 organizations. During the twelve months ended June 30, 2016, our customer base increased by approximately 5,400 organizations.

Further penetration of existing customers.    Our direct sales force, together with our channel partners and dedicated customer experience team seek to generate additional revenue from our existing customers by adding more employees and selling additional services. We believe a significant opportunity exists for us to sell additional services to current customers as they experience the benefits of our services and we address additional business use cases.

Investment in growth.    We are expanding our operations, increasing our headcount and developing software to both enhance our current offerings and build new features. We expect our total operating expenses to increase, particularly as we continue to expand our sales operations, marketing activities and research and development team. We intend to continue to invest in our sales, marketing and customer experience organizations to drive additional revenue and support the growth of our customer base. Investments we make in our sales and marketing and research and development organizations will occur in advance of experiencing any benefits from such investments. For the year ending March 31, 2017, we plan to continue increasing the size of our sales force and to invest in the development of additional marketing content. We also expect to significantly increase the size of our research and development team.

Currency fluctuations.    We conduct business in the United States and North America, the United Kingdom and other countries in Europe, South Africa and other countries in Africa, and also Australia. As a result, we are exposed to risks associated with fluctuations in currency exchange rates, particularly between the U.S. dollar, the British pound and the South African rand. In the three months ended June 30, 2016, 48% of our revenue was denominated in U.S. dollars, 35% in British pounds, 14% in South African rand, and 3% in other currencies. In the year ended March 31, 2016, 44% of our revenue was denominated in U.S. dollars, 37% in British pounds, 16% in South African rand and 3% in other currencies. Given that our functional currency and that of our subsidiaries is the local currency of each entity but our reporting currency is the U.S. dollar, devaluations of the British pound, South African rand and other currencies relative to the U.S. dollar impacts our profitability.

Key performance indicators

In addition to traditional financial metrics, such as revenue and revenue growth trends, we monitor several other key performance indicators to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. The key performance indicators that we monitor are as follows:

	Year ended March 31,			Three months ended June 30,
	2016	2015	2014	2016	2015
	(dollars in thousands)
Gross profit percentage	71%	68%	68%	73%	70%
Revenue constant currency growth rate(1)	30%	33%	37%	32%	32%
Revenue retention rate	109%	107%	105%	110%	108%
Total customers(2)	18,000	13,800	10,300	19,900	14,500
Adjusted EBITDA(1)	$15,839	$14,227	$(1,170)	$1,860	$5,489

(1)	Adjusted EBITDA and revenue constant currency growth rate are non-GAAP financial measures. For a reconciliation of Adjusted EBITDA and revenue constant currency growth rate to the nearest comparable GAAP measures, see “Selected Consolidated Financial and Other Data.”

(2)	Rounded up to the nearest hundred customers.

Gross profit percentage.    Gross profit percentage is calculated as gross profit divided by revenue. Our gross profit percentage has remained relatively constant over the past three years. Gross profit fluctuates due to timing of the addition of hardware and employees to serve our growing customer base. We provide our services in each of the regions in which we operate. Costs related to supporting and hosting our product offerings and delivering our services are incurred in the region in which the related revenue is recognized. As a result, our gross profit percentage in actual terms is the same as it would be on a constant currency basis.

Revenue constant currency growth rate.    We believe revenue constant currency growth rate is a key indicator of our operating results. We calculate revenue constant currency growth rate by translating revenue from entities reporting in foreign currencies into U.S. dollars using the comparable foreign currency exchange rates from the prior fiscal period. For further explanation of the uses and limitations of this measure and a reconciliation of our revenue constant currency growth rate to revenue, as reported, the most directly comparable GAAP measure, please see “Selected Consolidated Financial and Other Data.” As our total revenue grew over the past three years, our revenue constant currency growth rate has declined slightly over the same period, as the incremental growth from period to period represented a smaller percentage of total revenue as compared to the prior period.

Revenue retention rate.    We believe that our ability to retain customers is an indicator of the stability of our revenue base and the long-term value of our customer relationships. Our revenue retention rate is driven by our customer renewals and upsells. For each of the fiscal years ended March 31, 2016, 2015 and 2014, our customer retention rate has been consistently greater than 90%. We calculate our revenue retention rate by annualizing constant currency revenue recorded on the last day of the measurement period for only those customers in place throughout the entire measurement period. We include add-on, or upsell, revenue from additional employees and services purchased by existing customers. We divide the result by revenue on a constant currency basis on the first day of the measurement period for all customers in place at the beginning of the measurement period. The measurement period is the trailing twelve months. The revenue on a constant currency basis is based on the average exchange rates in effect during the respective period. Our revenue retention rate has increased over the past three years.

Total customers.    We believe the total number of customers is a key indicator of our financial success and future revenue potential. We define a customer as an entity with an active subscription contract as of the measurement date. A customer is typically a parent company or, in a few cases, a significant subsidiary that works with us directly. We expect to continue to grow our customer base through the addition of new customers in each of our markets.

Adjusted EBITDA.    We believe that Adjusted EBITDA is a key indicator of our operating results. We define Adjusted EBITDA as net (loss) income, adjusted to exclude: depreciation and amortization, share-based compensation expense, restructuring expense, interest income and interest expense, provision for income taxes and foreign exchange income (expense). For further explanation of the uses and limitations of this measure and a reconciliation of our Adjusted EBITDA to the most directly comparable GAAP measure, net (loss) income, please see “Selected Consolidated Financial and Other Data.” We expect that our Adjusted EBITDA will decrease in the near term as we focus on expanding our sales and marketing teams and growing our research and development capabilities.

Components of consolidated statements of operations

Revenue

We generate substantially all of our revenue from subscription fees paid by customers accessing our cloud services and by customers purchasing additional support beyond the standard support that is included in our basic subscription fees. A small portion of our revenue consists of related professional services and other revenue, which consists primarily of set-up fees, ingestion fees and training fees.

We generally license our services on a price per employee basis under annual contracts. Some services, such as ingestion services, are invoiced upfront and recognized on a straight-line basis over the longer of the contract term or the average customer life.

We serve thousands of customers in multiple industries, and our revenue is not concentrated with any single customer or industry. For the years ended March 31, 2016, 2015 and 2014 and for the three months ended June 30, 2016 and 2015, no single customer accounted for more than 1% of our revenue, and our largest ten customers accounted for less than 10% of our revenue in aggregate.

Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. At March 31, 2016, deferred revenue was $70.0 million. Estimated future recognition from deferred revenue at March 31, 2016 was $60.9 million in 2017, $3.9 million in 2018, $2.8 million in 2019 and $2.4 million thereafter.

We have continued to expand our customer base, and have recently signed on more customers with monthly, instead of annual, billing terms. The proportion of aggregate contract value reflected on our balance sheet as deferred revenue may decrease if this trend continues.

We recognize revenue ratably on a straight-line basis over the subscription term, which is typically one year in duration, provided that an enforceable contract has been signed by both parties, we have given the customer access to our SaaS solutions, collection of the fee is probable, and the fee is fixed or determinable. Our subscription service arrangements do not contain refund-type provisions.

Our professional services contracts are on a time and material basis. When these services are not combined with subscription revenues as a single unit of accounting, as discussed in the section below entitled “—Critical Accounting Policies and Estimates”, these revenues are recognized as the services are rendered.

Cost of revenue

Cost of revenue primarily consists of expenses related to supporting and hosting our product offerings and delivering our professional services. These costs include salaries, benefits, bonuses and share-based compensation expense related to the management of our data centers, our customer support team and our professional services team. In addition to these expenses, we incur third-party service provider costs such as data center and networking expenses, allocated overhead costs and depreciation expense. We allocate overhead costs, such as rent and facility costs, information technology costs and employee benefit costs to all departments based on headcount. As such, general overhead expenses are reflected in cost of revenue and each operating expense category.

We currently expect our cost of revenue to increase in absolute dollars due to expenditures related to expansion and support of our data center operations and customer support teams. We also expect that cost of revenue as a percentage of revenue will decrease over time as we are able to achieve economies of scale in our business, although it may fluctuate from period to period depending on the timing of significant expenditures. To the extent that our customer base grows, we intend to continue to invest additional resources in expanding the delivery capability of our products and other services. The timing of these additional expenses could affect our cost of revenue, both in terms of absolute dollars and as a percentage of revenue in any particular quarterly or annual period.

Research and development expenses

Research and development expenses consist primarily of personnel and related costs, including salaries, benefits, bonuses, share-based compensation, costs of server usage by our developers and allocated overhead costs. We expense all research and development costs as they are incurred. We have focused our efforts on developing new versions of our SaaS technology with expanded features. Our technology is constantly being refined and, as such, we do not capitalize development costs. We believe that continued investment in our technology is important for our future growth. As a result, we expect research and development expenses to increase in absolute dollars as we invest in further developing our Mime | OS platform, improving our existing services and creating new features that will increase the functionality of our new and existing products. Research and development expenses as a percentage of total revenue may fluctuate on a quarterly basis but we expect it to increase in the near-term as a result of the substantial expected investments noted above.

Sales and marketing expenses

Sales and marketing expenses consist primarily of personnel and related costs, including salaries, benefits, bonuses, commissions and share-based compensation. Other costs included are those relating to marketing and promotional events, online marketing, product marketing and allocated overhead costs. We expense all costs as they are incurred, including sales commissions. We expect that our sales and marketing expenses will continue to increase substantially in the year ending March 31, 2017 as we expand our sales and marketing efforts globally, and particularly in the United States. New sales personnel require training and may take several months or more to achieve productivity; as such, the costs we incur in connection with the hiring of new sales personnel in a given period are not typically offset by increased revenue in that period and may not result in new revenue if these sales personnel fail to become productive. We expect to increase our investment in sales and marketing as we add new services, which will increase these expenses in absolute dollars. Over the long term, we believe that sales and marketing expenses as a percentage of revenue will decrease, but will vary depending upon the mix of revenue from new and existing customers, as well as changes in the productivity of our sales and marketing programs.

General and administrative expenses

General and administrative expenses consist primarily of personnel and related expenses for executive, legal, finance, information technology and human resources functions, including salaries, benefits, incentive compensation and share-based compensation, in addition to the costs associated with professional fees, insurance premiums, other corporate expenses and allocated overhead costs. In future periods, we expect general and administrative expenses to increase in absolute dollars as we continue to incur additional personnel and professional services costs in order to meet the compliance requirements of operating as a public company, including those costs incurred in connection with Section 404 of the Sarbanes-Oxley Act. Over the long term, we believe that general and administrative expenses as a percentage of revenue will decrease.

Restructuring

Restructuring consist of severance, outplacement, and other separation benefits.

Other income (expense)

Other income (expense) is comprised of the following items:

Interest income

Interest income includes interest income earned on our cash and cash equivalents balance. We expect interest income to vary each reporting period depending on our average cash and cash equivalents balance during the period and market interest rates.

Interest expense

Interest expense consists primarily of interest expense associated with our credit facility and our outstanding debt.

Foreign exchange income (expense)

Foreign exchange income (expense) consists primarily of foreign exchange fluctuations related to short-term intercompany accounts and foreign currency exchange gains and losses related to transactions denominated in currencies other than the functional currency for each of our subsidiaries. We expect our foreign currency exchange gains and losses to continue to fluctuate in the future as foreign currency exchange rates change.

Provision for income taxes

We operate in several tax jurisdictions and are subject to taxes in each country or jurisdiction in which we conduct business. We account for income taxes in accordance with the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. In addition, this method requires a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. We maintain a full valuation allowance on our net deferred tax assets. Our provision for income taxes for the fiscal years ended March 31, 2016, 2015 and 2014 primarily relates to our foreign subsidiaries, particularly our subsidiary in South Africa. Our provision for income taxes for the three months ended June 30, 2016 and 2015 primarily relates to the current year earnings of our domestic (U.K.) and South African entities.

Comparison of period-to-period results of operations

The following table sets forth selected consolidated statements of operations data for each of the periods indicated:

	Year ended March 31,			Three months ended June 30,
	2016	2015	2014	2016	2015
	(in thousands)
Revenue	$141,841	$116,085	$88,315	$41,460	$33,328
Cost of revenue	41,809	36,821	28,673	11,339	9,876

Gross profit	100,032	79,264	59,642	30,121	23,452

Operating expenses
Research and development	17,663	14,461	12,844	5,149	3,530
Sales and marketing	65,187	51,224	46,971	21,463	13,121
General and administrative	19,756	15,806	11,187	6,456	4,691
Restructuring	—	1,203	—	—	—

Total operating expenses	102,606	82,694	71,002	33,068	21,342

(Loss) income from operations	(2,574)	(3,430)	(11,360)	(2,947)	2,110
Other income (expense)
Interest income	74	62	86	67	17
Interest expense	(690)	(703)	(542)	(107)	(177)
Foreign exchange income (expense)	811	4,508	(5,055)	4,096	(3,841)

Total other income (expense), net	195	3,867	(5,511)	4,056	(4,001)

(Loss) income before income taxes	(2,379)	437	(16,871)	1,109	(1,891)
Provision for income taxes	865	152	19	865	358

Net (loss) income	$(3,244)	$285	$(16,890)	$244	$(2,249)

The following table sets forth our consolidated statements of operations data as a percentage of revenue for each of the periods indicated:

	Year ended March 31,			Three months ended June 30,
	2016	2015	2014	2016	2015
Revenue	100%	100%	100%	100%	100%
Cost of revenue	29	32	32	27	30

Gross profit	71	68	68	73	70

Operating expenses
Research and development	12	12	15	12	11
Sales and marketing	46	44	53	52	39
General and administrative	14	14	13	16	14
Restructuring	—	1	—	—	—

Total operating expenses	72	71	81	80	64

(Loss) income from operations	(1)	(3)	(13)	(7)	6
Other income (expense)
Interest income	—	—	—	—	—
Interest expense	—	(1)	(1)	—	(1)
Foreign exchange income (expense)	1	4	(5)	10	(12)

Total other income (expense), net	1	3	(6)	10	(13)

(Loss) income before income taxes	—	—	(19)	3	(7)
Provision for income taxes	1	—	—	2	1

Net (loss) income	(1)%	—%	(19)%	1%	(8)%

We have operations in jurisdictions other than the United States and generate revenue and incur expenditures in currencies other than the U.S. Dollar. The following information shows the effect on certain components of our consolidated statements of operations data for each of the periods indicated below based on a 10% increase or decrease in foreign currency exchange rates:

	Year ended March 31,			Three months ended June 30,
	2016	2015	2014	2016	2015
	(in millions)
Cost of Revenue	$2.5	$2.3	$1.8	$0.7	$0.6
Research and development	1.6	1.3	1.0	0.5	0.3
Sales and marketing	3.0	3.0	2.4	0.9	0.6
General and administrative	0.8	0.8	0.7	0.2	0.2

Comparison of the three months ended June 30, 2016 and 2015

Revenue

	Three months ended June 30,		Period-to-period change
	2016	2015	Amount	% Change
	(dollars in thousands)
Revenue	$41,460	$33,328	$8,132	24%

Revenue increased $8.1 million in the three months ended June 30, 2016 compared to the three months ended June 30, 2015. The increase in revenue was primarily attributable to increases in new customers, including approximately 5,400 new customers added since June 30, 2015 and a full quarter of revenue related to new customers added in the first quarter of fiscal 2016. To a lesser extent revenue increased in the three months ended June 30, 2016 compared to the three months ended June 30, 2015 due to additional revenue from customers that existed as of June 30, 2015. Our revenue for the three months ended June 30, 2016, was negatively impacted by approximately $2.4 million as a result of the strengthening of the U.S. dollar relative to the foreign currencies in which we operate.

Cost of revenue

	Three months ended June 30,		Period-to-period change
	2016	2015	Amount	% Change
	(dollars in thousands)
Cost of revenue	$11,339	$9,876	$1,463	15%

Cost of revenue increased $1.5 million in the three months ended June 30, 2016 compared to the three months ended June 30, 2015 which was primarily attributable to increases in data center costs of $0.8 million, personnel-related costs of $0.5 million, depreciation expense of $0.2 million, share-based compensation expense of $0.1 million and travel and other costs of $0.1 million, partially offset by a decrease in professional services costs of $0.2 million. Cost of revenue for the three months ended June 30, 2016 compared to the three months ended June 30, 2015 was positively impacted by approximately $0.6 million as a result of the strengthening of the U.S. dollar relative to the foreign currencies in which we operate. Data center costs increased primarily as a result of the increase in our customer base, personnel-related cost increased primarily as a result of salaries and benefits associated with increased headcount, depreciation expense increased primarily as a result of increased capital expenditures in support of our expanding infrastructure, and share-based compensation expense increased primarily as a result of expense related to share-based awards that became exercisable upon the closing of the IPO. Professional services costs decreased primarily as a result of timing of vendor fulfillment costs.

As a result of changes in foreign exchange rates, gross profit decreased in absolute dollars by approximately $1.8 million for the three months ended June 30, 2016 compared to the three months ended June 30, 2015. Excluding the impact of changes in foreign currency exchange rates, gross profit as a percentage of revenue remained consistent as costs related to supporting and hosting our product offerings and delivering our services are incurred in the region in which the related revenue is recognized.

Operating expenses

	Three months ended June 30,		Period-to-period change
	2016	2015	Amount	% Change
	(dollars in thousands)

Operating expenses:
Research and development	$5,149	$3,530	$1,619	46%
Sales and marketing	21,463	13,121	8,342	64%
General and administrative	6,456	4,691	1,765	38%

Total operating expenses	$33,068	$21,342	$11,726	55%

Research and development expenses

Research and development expenses increased $1.6 million in the three months ended June 30, 2016 compared to the three months ended June 30, 2015, which was primarily attributable to increases in personnel-related costs of $1.0 million, share-based compensation expense of $0.3 million, professional services costs of $0.1 million, information technology and facility costs of $0.1 million, and travel and other costs of $0.1 million. Total research and development expenses for the three months ended June 30, 2016 compared to the three months ended June 30, 2015 were positively impacted by approximately $0.3 million as a result of the strengthening of the U.S. dollar relative to the foreign currencies in which we operate. Personnel-related cost increased primarily as a result of salaries and benefits associated with increased headcount. Share-based compensation expense increased primarily as a result of expense related to share-based awards that became exercisable upon the closing of the IPO. Professional services costs increased primarily as a result of the use of research and development contractors. The increase in information technology and facility costs and travel and other costs is primarily as a result of increased headcount.

Sales and marketing expenses

Sales and marketing expenses increased $8.3 million in the three months ended June 30, 2016 compared to the three months ended June 30, 2015, which was primarily attributable to increases in personnel-related costs of $4.5 million, marketing costs of $1.2 million, share-based compensation expense of $0.9 million, professional services of $0.7 million, travel and other costs of $0.7 million and information technology and facilities costs of $0.3 million. Total sales and marketing expenses for the three months ended June 30, 2016 compared to the three months ended June 30, 2015 were positively impacted by approximately $0.7 million as a result of the strengthening of the U.S. dollar relative to the foreign currencies in which we operate. Personnel-related costs increased primarily as a result of salaries, benefits and commissions associated with increased headcount. Marketing costs increased primarily as a result of increased lead generation, online marketing, and brand development costs, with a focus on the expansion of our presence in the US market. Share-based compensation expense increased primarily as a result of expense related to new hire grants and share-based awards that became exercisable upon the closing of the IPO. Professional services increased primarily due to an increase in training costs. The increase in information technology and facility costs and travel and other costs is primarily as a result of increased headcount.

General and administrative expenses

General and administrative expenses increased $1.8 million in the three months ended June 30, 2016 compared to the three months ended June 30, 2015, which was primarily attributable to increases in personnel-related costs of $0.8 million, professional services costs of $0.7 million, travel and other costs of $0.5 million and information technology and facilities costs of $0.1 million, partially offset by a decrease in share-based compensation expense of $0.3 million. Personnel-related costs increased primarily as a result of salaries and benefits associated with increased headcount. Professional service costs increased primarily due to accounting, consulting, and legal services associated with operating as a public company. Travel and other costs increased primarily due to insurance, travel and other operating costs associated with operating as a public company. Information technology and facility costs increased primarily as a result of increased headcount. Share-based compensation expense decreased primarily due to a decrease in expense associated with share option modifications partially offset by increases primarily as a result of expense related to new hire grants and share-based awards that became exercisable upon the closing of the IPO.

Other income (expense)

	Three months ended June 30,		Period-to-period change
	2016	2015	Amount	% Change
	(dollars in thousands)

Other income (expense):
Interest income	$67	$17	$50	294%
Interest expense	(107)	(177)	70	-40%
Foreign exchange income (expense)	4,096	(3,841)	7,937	nm

Total other income (expense), net	$4,056	$(4,001)	$8,057	nm

nm—not meaningful

Other income (expense), net increased $8.1 million in the three months ended June 30, 2016 compared to the three months ended June 30, 2015, which was primarily attributable to increases of $7.4 million and $0.6 million in foreign exchange income associated with the re-measurement of short-term intercompany balances and working capital balances, respectively, denominated in currencies other than the functional currency of our operating units. The increase in foreign exchange income is primarily a result of the U.S. dollar strengthening compared to the British pound in the three months ended June 30, 2016 as compared to the U.S. dollar weakening compared to the British pound in the three months ended June 30, 2015.

Provision for income taxes

	Three months ended June 30,		Period-to-period change
	2016	2015	Amount	% Change
	(dollars in thousands)
Provision for income taxes	$865	$358	$507	142%

Provision for income taxes increased $0.5 million in the three months ended June 30, 2016 compared to the three months ended June 30, 2015 which was primarily attributable to higher earnings in our domestic (U.K.) and South African entities.

Comparison of years ended March 31, 2016 and 2015

Revenue

	Year ended March 31,		Period-to-period change
	2016	2015	Amount	% Change
	(dollars in thousands)
Revenue	$141,841	$116,085	$25,756	22%

Revenue increased $25.8 million in the year ended March 31, 2016 compared to the year ended March 31, 2015. The increase in revenue was primarily attributable to increases in new customers, including the 4,200 new customers added since March 31, 2015 and a full year of revenue related to new customers added in fiscal 2015. To a lesser extent revenue increased in fiscal 2016 as compared to 2015 due to additional revenue from existing customers. Our revenue for the year ended March 31, 2016, was negatively impacted by approximately $9.5 million as a result of the strengthening of the U.S. dollar relative to the foreign currencies in which we operate.

Cost of revenue

	Year ended March 31,		Period-to-period change
	2016	2015	Amount	% Change
	(dollars in thousands)
Cost of revenue	$41,809	$36,821	$4,988	14%

Cost of revenue increased $5.0 million in the year ended March 31, 2016 compared to the year ended March 31, 2015 which was primarily attributable to increases in data center costs of $1.8 million, professional services costs of $1.3 million, personnel-related costs of $1.3 million, information technology and facilities costs of $0.6 million and share-based compensation expense of $0.5 million, partially offset by a decrease in depreciation expense of $0.5 million. Cost of revenue for the year ended March 31, 2016 as compared to the year ended March 31, 2015 was positively impacted by approximately $2.6 million as a result of the strengthening of the U.S. dollar relative to the foreign currencies in which we operate. Data center costs increased as a result of the increase in our customer base, professional services costs increased primarily as a result of an increase in vendor fulfillment costs, personnel-related cost increased primarily as a result of salaries and benefits associated with increased headcount, and share-based compensation expense increased primarily as a result of expense related to share-based awards that became exercisable upon the closing of the IPO. Depreciation decreased primarily as a result of the impact of foreign exchange rates.

As a result of changes in foreign exchange rates, gross profit decreased in absolute dollars by approximately $6.8 million for the year ended March 31, 2016 as compared to the year ended March 31, 2015. Excluding the impact of changes in foreign currency exchange rates, gross profit as a percentage of revenue remained consistent as costs related to supporting and hosting our product offerings and delivering our services are incurred in the region in which the related revenue is recognized.

Operating expenses

	Year ended March 31,		Period-to-period change
	2016	2015	Amount	% Change
	(dollars in thousands)

Operating expenses:
Research and development	$17,663	$14,461	$3,202	22%
Sales and marketing	65,187	51,224	13,963	27%
General and administrative	19,756	15,806	3,950	25%
Restructuring	—	1,203	(1,203)	nm

Total operating expenses	$102,606	$82,694	$19,912	24%

nm—not meaningful

Research and development expenses

Research and development expenses increased $3.2 million in the year ended March 31, 2016 compared to the year ended March 31, 2015, which was primarily attributable to increases in share-based compensation expense of $1.2 million, personnel-related costs of $1.0 million, professional services costs of $0.5 million, and information and technology and facility costs of $0.4 million. Total research and development expenses for the year ended March 31, 2016 as compared to the year ended March 31, 2015 were positively impacted by approximately $1.2 million as a result of the strengthening of the U.S. dollar relative to the foreign currencies in which we operate. Share-based compensation expense increased primarily as a result of expense related to share-based awards that became exercisable upon the closing of the IPO, as well as an increase in share option modification charges. Personnel-related cost increased primarily as a result of salaries and benefits associated with increased headcount throughout the year, primarily in the third and fourth quarter of fiscal 2016. Professional services costs increased primarily as a result of the use of research and development contractors.

Sales and marketing expenses

Sales and marketing expenses increased $14.0 million in the year ended March 31, 2016 compared to the year ended March 31, 2015, which was primarily attributable to increases in marketing costs of $5.7 million, personnel-related costs of $4.7 million, share-based compensation expense of $1.5 million, information technology and facilities costs of $1.4 million, and professional services of $0.7 million. Total sales and marketing expenses for the year ended March 31, 2016 as compared to the year ended March 31, 2015 were positively impacted by approximately $3.2 million as a result of the strengthening of the U.S. dollar relative to the foreign currencies in which we operate. Marketing costs increased primarily as a result of increased lead generation, online marketing, and brand development costs, with a focus on the expansion of our presence in the US market. Personnel-related costs increased primarily as a result of commissions, salaries and benefits associated with increased headcount. Share-based compensation expense increased primarily as a result of expense related to new hire grants and share-based awards that became exercisable upon the closing of the IPO, partially offset by a decrease in share option modification charges. Professional services increased primarily due to an increase in recruiting costs.

General and administrative expenses

General and administrative expenses increased $4.0 million in the year ended March 31, 2016 compared to the year ended March 31, 2015 which was primarily attributable to increases in personnel-related costs of $2.0 million, professional services costs of $1.3 million, information technology and facilities costs of $0.5 million, and travel and other costs of $0.8 million, partially offset by a decrease in share-based compensation expense of $0.8 million. Personnel-related costs increased primarily as a result of salaries and benefits associated with increased headcount and compensation. Professional service costs increased primarily due to legal, accounting and consulting services in connection with the IPO and operating as a public company. Share-based compensation expense decreased primarily due to a decrease in share option modification charges partially offset by increases primarily as a result of expense related to share-based awards that became exercisable upon the closing of the IPO.

Restructuring expenses

We recorded restructuring expenses of $1.2 million in the year ended March 31, 2015 in connection with the termination of employees in the United States and the United Kingdom. Restructuring expenses consisted of employee severance charges, outplacement, and other separation benefits. We did not incur restructuring expenses in the year ended March 31, 2016.

Other income (expense)

	Year ended March 31,		Period-to-period change
	2016	2015	Amount	% Change
	(dollars in thousands)

Other income (expense):
Interest income	$74	$62	$12	19%
Interest expense	(690)	(703)	13	(2)
Foreign exchange income	811	4,508	(3,697)	(82)

Total other income (expense)	$195	$3,867	$(3,672)	nm

nm—not meaningful

Other income (expense) decreased $3.7 million in the year ended March 31, 2016 compared to the year ended March 31, 2015, primarily attributable to a $3.7 million decrease in foreign exchange income associated with the re-measurement of short-term intercompany asset and liability balances denominated in currencies other than the functional currency of our operating units. In the years ended March 31, 2016 and 2015, we recognized foreign exchange income, primarily attributable to the re-measurement of short-term intercompany asset and liability balances as a result of the U.S. dollar strengthening compared to the British pound. The decrease in foreign exchange income is a result of the U.S. dollar strengthening compared to the British pound to a lesser extent in fiscal 2016 as compared to fiscal 2015.

Provision for income taxes

	Year ended March 31,		Period-to-period change
	2016	2015	Amount	% Change
	(dollars in thousands)
Provision for income taxes	$865	$152	$713	469%

Provision for income taxes increased $0.7 million in the year ended March 31, 2016 compared to the year ended March 31, 2015, which was primarily attributable to taxes related to our foreign subsidiaries, primarily our South African jurisdiction.

Comparison of years ended March 31, 2015 and 2014

Revenue

	Year ended March 31,		Period-to-period change
	2015	2014	Amount	% Change
	(dollars in thousands)
Revenue	$116,085	$88,315	$27,770	31%

Revenue increased $27.8 million in the year ended March 31, 2015 compared to the year ended March 31, 2014. The increase in revenue was primarily attributable to increases in new customers, including the 3,500 new customers added since March 31, 2014 and a full year of revenue related to new customers added in fiscal 2014. To a lesser extent revenue increased in fiscal 2015 as compared to 2014 due to additional revenue from existing customers.

Cost of revenue

	Year ended March 31,		Period-to-period change
	2015	2014	Amount	% Change
	(dollars in thousands)
Cost of revenue	$36,821	$28,673	$8,148	28%

Cost of revenue increased $8.1 million in the year ended March 31, 2015 compared to the year ended March 31, 2014 which was primarily attributable to personnel-related costs of $3.1 million, increased data center costs of $2.2 million, increased depreciation expense of $1.9 million, and increased information technology and facilities costs of $0.7 million. Personnel-related cost increases were primarily attributable to salaries and benefits associated with increased headcount. Data center costs increased in line with the increase in revenue.

Operating expenses

	Year ended March 31,		Period-to-period change
	2015	2014	Amount	% Change
	(dollars in thousands)

Operating expenses:
Research and development	$14,461	$12,844	$1,617	13%
Sales and marketing	51,224	46,971	4,253	9%
General and administrative	15,806	11,187	4,619	41%
Restructuring	1,203	—	1,203	nm

Total operating expenses	$82,694	$71,002	$11,692	16%

nm—not meaningful

Research and development expenses

Research and development expenses increased $1.6 million in the year ended March 31, 2015 compared to the year ended March 31, 2014 which was primarily attributable to personnel-related costs of $1.0 million, increased share-based compensation of $0.3 million, and increased information and technology and facility costs of $0.2 million. Personnel-related cost increases were primarily attributable to salaries and benefits associated with increased compensation, including bonuses.

Sales and marketing expenses

Sales and marketing expenses increased $4.3 million in the year ended March 31, 2015 compared to the year ended March 31, 2014 which was primarily attributable to personnel-related costs of $3.2 million, additional share-based compensation expense of $1.3 million, increased information and technology costs of $0.3 million, and increased third-party commissions of $0.4 million. These increases were partially offset by a decrease in personnel training costs of $0.5 million. Personnel-related cost increases were primarily attributable to increased commissions.

General and administrative expenses

General and administrative expenses increased $4.6 million in the year ended March 31, 2015 compared to year ended March 31, 2014 which was primarily attributable to increased share-compensation expense of $2.7 million, increased personnel-related costs of $2.0 million, increased information technology and facilities costs $0.5 million, and increased insurance costs of $0.3 million. These increases were partially offset by decreases in professional services costs of $0.6 million.

Restructuring expenses

We recorded restructuring expenses of $1.2 million in the year ended March 31, 2015 in connection with the termination of employees in the United States and United Kingdom. Restructuring expenses consisted of employee severance charges outplacement, and other separation benefits. We did not incur restructuring expenses in the year ended March 31, 2014.

Other income (expense)

	Year ended March 31,		Period-to-period change
	2015	2014	Amount	% Change
	(dollars in thousands)

Other income (expense):
Interest income	$62	$86	$(24)	(28)%
Interest expense	(703)	(542)	(161)	30
Foreign exchange income (expense)	4,508	(5,055)	9,563	(189)

Total other income (expense)	$3,867	$(5,511)	$9,378	(170)%

Other income (expense) increased $9.4 million in 2015 compared to 2014 attributable primarily to changes in foreign exchange (expense) income. In the year ended March 31, 2014, we recognized foreign exchange expense, primarily attributable to the re-measurement of short-term intercompany asset and liability balances as a result of the U.S. dollar weakening compared to the British pound.

In the year ended March 31, 2015, we recognized foreign exchange income attributable primarily to the re-measurement of short-term intercompany asset and liability balances as a result of the U.S. dollar strengthening compared to the British pound. The increase in interest expense was attributable primarily to higher weighted-average principal outstanding in the year ended March 31, 2015 as compared to the year ended March 31, 2014.

Provision for income taxes

	Year ended March 31,		Period-to-period change
	2015	2014	Amount	% Change
	(dollars in thousands)
Provision for income taxes	$152	$19	$133	700%

Provision for income taxes increased $0.1 million in 2015 compared to 2014 attributable primarily to taxes related to our foreign jurisdictions.

Quarterly results of operations data

The following tables set forth our unaudited quarterly consolidated statements of operations for each of the nine quarters in the period ended June 30, 2016. We have prepared the quarterly consolidated statements of operations data on a basis consistent with the audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the financial information reflects all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results to be expected for any future period.

	Quarter ended
	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016
	(in thousands except for per share data)
Revenue	$26,943	$28,603	$29,824	$30,715	$33,328	$34,507	$37,130	$36,876	$41,460
Cost of revenue(1)	8,925	9,137	9,584	9,175	9,876	10,193	10,651	11,089	11,339

Gross profit	18,018	19,466	20,240	21,540	23,452	24,314	26,479	25,787	30,121

Operating expenses
Research and development(1)	3,954	3,956	3,407	3,144	3,530	3,933	5,464	4,736	5,149
Sales and marketing(1)	12,775	13,726	11,642	13,081	13,121	14,856	17,607	19,603	21,463
General and administrative(1)	3,940	5,588	2,632	3,646	4,691	4,022	5,546	5,497	6,456
Restructuring	—	1,263	(60)	—	—	—	—	—	—

Total operating expenses	20,669	24,533	17,621	19,871	21,342	22,811	28,617	29,836	33,068

(Loss) income from operations	(2,651)	(5,067)	2,619	1,669	2,110	1,503	(2,138)	(4,049)	(2,947)

Other income (expense)
Interest income	20	13	14	15	17	12	13	32	67
Interest expense	(133)	(178)	(207)	(185)	(177)	(168)	(227)	(118)	(107)
Foreign exchange (expense) income	(1,246)	1,886	1,676	2,192	(3,841)	741	1,204	2,707	4,096

Total other (expense) income, net	(1,359)	1,721	1,483	2,022	(4,001)	585	990	2,621	4,056

(Loss) income before provision for income taxes	(4,010)	(3,346)	4,102	3,691	(1,891)	2,088	(1,148)	(1,428)	1,109
Provision for (benefit from) income taxes	38	38	38	38	358	(80)	51	536	865

Net (loss) income	$(4,048)	$(3,384)	$4,064	$3,653	$(2,249)	$2,168	$(1,199)	$(1,964)	$244

Net (loss) income applicable to ordinary shareholders—basic	(4,048)	(3,384)	2,920	2,630	(2,249)	1,572	(1,199)	(1,964)	244
Net (loss) income applicable to ordinary shareholders—diluted	(4,048)	(3,384)	3,003	2,705	(2,249)	1,612	(1,199)	(1,964)	244
Net (loss) income per share applicable to ordinary shareholders: (Note 2)
Basic	(0.13)	(0.10)	0.09	0.08	(0.07)	0.05	(0.03)	(0.04)	0.00
Diluted	(0.13)	(0.10)	0.08	0.07	(0.07)	0.04	(0.03)	(0.04)	0.00

Weighted-average number of ordinary shares used in computing net (loss) income per share applicable to ordinary shareholders:
Basic	31,884	32,230	32,505	32,802	33,066	33,673	42,514	54,172	54,287
Diluted	31,884	32,230	36,146	36,449	33,066	36,991	42,514	54,172	57,655

	Quarter ended
As a % of revenue	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue(1)	33	32	32	30	30	30	29	30	27

Gross profit	67	68	68	70	70	70	71	70	73

Operating expenses
Research and development(1)	15	14	11	10	11	11	15	13	12
Sales and marketing(1)	47	48	39	43	39	43	47	53	52
General and administrative(1)	15	20	9	12	14	12	15	15	16
Restructuring	—	4	—	—	—	—	—	—	—

Total operating expenses	77	86	59	65	64	66	77	81	80

(Loss) income from operations	(10)	(18)	9	5	6	4	(6)	(11)	(7)

Other income (expense)
Interest income	—	—	—	—	—	—	—	—	—
Interest expense	—	(1)	(1)	(1)	(1)	—	(1)	—	—
Foreign exchange (expense) income	(5)	7	6	7	(12)	2	3	7	10

Total other (expense) income, net	(5)	6	5	6	(13)	2	2	7	10

(Loss) income before provision for income taxes	(15)	(12)	14	11	(7)	6	(4)	(4)	3
Provision for (benefit from) income taxes	—	—	—	—	1	—	—	1	2

Net (loss) income	(15)%	(12)%	14%	11%	(8)%	6%	(4)%	(5)%	1%

(1)	Share-based compensation expense included in these line items was as follows:

	Quarter ended
	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016
	(in thousands)
Cost of revenue	$30	$80	$22	$19	$22	$107	$350	$154	$170
Research and development	34	118	116	276	29	45	1,293	344	372
Sales and marketing	349	1,068	151	116	83	768	1,481	849	973
General and administrative	99	2,448	229	271	709	216	826	610	528

Total share-based compensation expense	$512	$3,714	$518	$682	$843	$1,136	$3,950	$1,957	$2,043

We have historically experienced some seasonality in terms of when we enter into customer agreements for our services, most significantly in respect to the timing of our customer’s respective financial year end, as well as our own. This seasonality is not immediately apparent in our revenue because we recognize revenue ratably on a straight-line basis over the subscription term, which is typically one year. As a result, a slowdown in our ability to enter into customer agreements may not be apparent in our revenue for the quarter, as the revenue recognized in any quarter is primarily from customer agreements entered into in prior quarters. Historical patterns should not be considered a reliable indicator of our future sales activity or performance.

Our revenue has increased over the periods presented above due to the acquisition of new customers and due to existing customers increasing their use of our services through the purchase of additional services and the addition of employees.

Our gross profit has remained relatively consistent during the quarterly periods as increases in revenue have coincided with increases in cost of revenue due to expenditures related to additional hardware, the expansion and support of our data centers and customer support teams. However, gross profit may fluctuate during quarterly periods due to timing of the addition of hardware and employees to serve our growing customer base. While we expect our cost of revenue to increase in absolute dollars, we also expect that the cost of revenue as percentage of revenue will decrease over time as we are able to achieve economies of scale in our business, although it may fluctuate from period to period depending on the timing of significant expenditures.

Our operating expenses have increased sequentially primarily due to increases in headcount and other related expenses to support our growth. In those periods in which operating expenses have not increased sequentially, this has been primarily due to variability in our share based-compensation expense. In fiscal 2016, our operating expenses increased by 26%, excluding the impact of restructuring over the preceding fiscal year. We anticipate our operating expenses will continue to increase in absolute dollars as we invest in the long-term growth of our business.

Liquidity and capital resources

Our principal sources of liquidity are cash and cash equivalents, accounts receivable and our credit facility. The following table shows net cash provided by (used in) operating activities, net cash used in investing activities, and net cash provided by (used in) financing activities for the years ended March 31, 2016, 2015 and 2014 and the three months ended June 30, 2016 and 2015:

	Year ended March 31,			Three months ended June 30,
	2016	2015	2014	2016	2015
	(in thousands)
Net cash provided by (used in) operating activities	$24,643	$23,247	$(967)	$9,307	$7,811
Net cash used in investing activities	(14,234)	(12,583)	(17,888)	(5,586)	(4,769)
Net cash provided by (used in) financing activities	63,801	5,431	(222)	187	(670)

Prior to our IPO in November 2015, we financed our operations primarily through private placements of equity and borrowings from our primary bank lender. In November 2015, we raised net proceeds of $68.3 million in our IPO, after deducting underwriting discounts and commissions and offering expenses payable by us. In the year ended March 31, 2016, operating losses were reduced and we generated operating cash flows. While we expect to generate an operating loss in the year ending March 31, 2017, we expect to continue to generate cash flows from operating activities. In the year ending March 31, 2017, we plan to continue to invest in the development and expansion of our Mime | OS platform to improve on our existing solutions in order to provide more capabilities to our customers. Investments in capital expenditures in the year ended March 31, 2016 were $14.2 million. We expect this level of investment to increase in the year ending March 31, 2017.

As of June 30, 2016 and March 31, 2016, we had cash and cash equivalents of $108.7 million and $106.1 million, respectively. Based on our current operating plan, we believe that our current cash and cash equivalents and cash to be received from existing and new customers will be sufficient to fund our operations for at least the next twelve months. Our future capital requirements may vary materially from those planned and will depend on certain factors, such as, our growth and our operating results. If we require additional capital resources to grow our business or to acquire complementary technologies and businesses in the future, we may seek to sell additional equity or raise funds through debt financing or other sources. We may also seek to invest in or acquire complementary businesses, applications or technologies, any of which could also require us to seek additional equity or debt financing. We cannot provide assurance that additional financing will be available at all or on terms favorable to us. We had no material commitments for capital expenditures as of June 30, 2016 or March 31, 2016.

Borrowings and credit facility

Since January 2012, we have entered into various term loan borrowings with Silicon Valley Bank. The term loans have fixed interest rates of 4.5% and principal repayment periods of 36 equal monthly installments with various maturities through January 2018. As of June 30, 2016, the aggregate principal balance of the term loans was $5.3 million, of which $4.0 million is payable through June 30, 2017. As of June 30, 2016 and March 31, 2016, there were no amounts available for future borrowings under the term loans.

In January 2013, we entered into a loan and security agreement with Silicon Valley Bank providing for a revolving credit facility. In July 2014, we amended and restated that agreement to increase the borrowing capacity under the facility from £7.5 million to £10.0 million (or, in each case, the equivalent amount in either U.S. dollars or Euros). This facility has £5.0 million in immediately available credit and another £5.0 million upon completion of an additional equity financing, which occurred upon completion of our IPO. The credit facility bears interest at the greater of (i) the Bank of England base rate plus 3.50% or (ii) 4.0% and has a term of 24 months. As of June 30, 2016 and March 31, 2016, the effective rate on the line of credit was 4.0%. The line of credit is collateralized by substantially all of our assets, and we are required to meet certain financial covenants, including recurring revenue and adjusted quick ratio covenants. The agreement also contains the following negative covenants:

•	a commitment not to pay dividends or make distributions or payments or to redeem, retire or repurchase our share capital; and

•	negative pledges by us and our subsidiaries, including with respect to:

•	limitations on dissolution, any subordinated debt arrangement, mergers, acquisitions, investments, dispositions and transactions with affiliates not in the ordinary course of business;

•	limitations on assigning, mortgaging, pledging, granting a security interest or encumbering any of our property (other than permitted liens identified in the agreement); and

•	restrictions on changes in business, management, ownership, business locations or organizational structure.

Failure to meet these financial and other covenants would enable the bank to demand immediate repayment of all outstanding balances under the facility. We were in compliance with the terms of the credit facility as of June 30, 2016 and March 31, 2016. On November 13, 2015, we amended the loan and security agreement to reflect the change in reporting entity due to our redomiciliation from a U.K. company to a Jersey company in connection with our IPO, to make available the additional £5.0 million in available credit under the facility that became accessible upon the completion of the IPO, and to adjust certain financial covenants, including recurring revenue and adjusted quick ratio covenants. As of June 30, 2016 and March 31, 2016, there was no balance outstanding under the line of credit. As of June 30, 2016, £10.0 million was available for future borrowing under the line of credit. The line of credit expired unused on July 15, 2016.

Operating activities

For the three months ended June 30, 2016, cash provided by operating activities was $9.3 million. The primary factors affecting our operating cash flows during the period were our net income of $0.2 million, adjusted for non-cash items of $2.8 million for depreciation and amortization of our property and equipment, $2.0 million of share-based compensation, $3.8 million in net foreign currency gains and $0.5 million in excess tax benefits related to the exercise of share options. The primary drivers of the changes in operating assets and liabilities were a $2.5 million increase in deferred revenue, a $2.1 million decrease in accounts receivable, a $2.0 million increase in accounts payable, a $1.5 million decrease in prepaid expenses and other current assets and a $0.4 million increase in accrued expenses and other liabilities.

For the three months ended June 30, 2015, cash provided by operating activities was $7.8 million. The primary factors affecting our operating cash flows during the period were our net loss of $2.2 million, adjusted for non-cash charges of $2.5 million for depreciation and amortization of our property and equipment, $0.8 million of share-based compensation, $3.4 million in net foreign currency losses and $0.3 million in excess tax benefits related to the exercise of share options. The primary drivers of the changes in operating assets and liabilities were a $1.2 million increase in deferred revenue, a $1.5 million decrease in prepaid expenses and other current assets and a $1.9 million decrease in accounts receivable, partially offset by a decrease in accrued expenses and other liabilities of $0.7 million and a decrease in accounts payable of $0.5 million.

For the year ended March 31, 2016, cash provided by operating activities was $24.6 million. The primary factors affecting our operating cash flows during the period were our net loss of $3.2 million, adjusted for non-cash items of $10.5 million for depreciation and amortization of our property and equipment, $7.9 million of share-based compensation, and $1.0 million in net foreign currency gains. The primary drivers of the changes in operating assets and liabilities were an $18.6 million increase in deferred revenue and a $4.7 million increase in accrued expenses and other liabilities, partially offset by a $9.8 million increase in accounts receivable, a $2.2 million increase in prepaid expenses and other current assets, a $0.5 million decrease in accounts payable and a $0.4 million increase in other assets.

For the year ended March 31, 2015, cash provided by operating activities was $23.2 million. The primary factors affecting our operating cash flows during the period were our net income of $0.3 million, adjusted for non-cash charges of $11.0 million for depreciation and amortization of our property and equipment, $5.4 million of share-based compensation, and $4.1 million in net foreign currency gains. The primary drivers of the changes in operating assets and liabilities were an $11.4 million increase in deferred revenue, a $2.8 million increase in accrued expenses and other liabilities, and a $0.7 million decrease in prepaid expenses and other current assets, partially offset by a $4.3 million increase in accounts receivable due primarily to overall growth in our business.

For the year ended March 31, 2014, cash used in operating activities was $1.0 million. The primary factors affecting our operating cash flows during this period were our net loss of $16.9 million, adjusted for non-cash charges of $9.0 million for depreciation and amortization of our property and equipment, $1.2 million of share-based compensation and $2.3 million in net foreign currency losses. The primary drivers of the changes in operating assets and liabilities were an $8.8 million increase in deferred revenue and a $2.9 million increase in accrued expenses and other liabilities, partially offset by a $6.6 million increase in accounts receivable, and a $1.7 million increase in other assets. The increase in accrued expenses and other current liabilities was attributable primarily to the timing of our cash payments and the increase in accounts receivable attributable primarily to overall growth in our business.

Investing activities

Cash used in investing activities of $5.6 million and $4.8 million for the three months ended June 30, 2016 and 2015, respectively, was due to capital expenditures. Our capital expenditures were associated primarily with computer equipment purchased in support of our expanding infrastructure.

Cash used in investing activities of $14.2 million, $12.6 million and $17.9 million for the years ended March 31, 2016, 2015 and 2014, respectively, was due to capital expenditures. Our capital expenditures were associated primarily with computer equipment purchased in support of our expanding infrastructure.

Financing activities

Cash provided by financing activities of $0.2 million for the three months ended June 30, 2016 was due primarily to $1.0 million of proceeds from exercises of share options and $0.5 million in excess tax benefits related to the exercise of share options, partially offset by payments on debt of $1.3 million.

Cash used in financing activities of $0.7 million for the three months ended June 30, 2015 was due primarily to payments on debt of $1.4 million, partially offset by $0.4 million of proceeds from exercises of share options and $0.3 million in excess tax benefits related to the exercise of share options.

Cash provided by financing activities of $63.8 million for the year ended March 31, 2016 was due primarily to $68.3 million in proceeds from the initial public offering, net of issuance costs, and $0.9 million of proceeds from exercises of share options, partially offset by payments on debt of $5.4 million.

Cash provided by financing activities of $5.4 million for the year ended March 31, 2015 was due primarily to $8.3 million in proceeds from the issuance of debt, net of issuance costs and $0.6 million in proceeds from exercises of share options, partially offset by $3.5 million of payments on debt.

Cash used in financing activities of $0.2 million for the year ended March 31, 2014 was due primarily to payments on debt.

Net operating loss carryforwards

As of March 31, 2016, we had net operating loss carryforwards for U.S. federal income tax purposes of approximately $31.5 million. As of March 31, 2016, we had net operating loss carryforwards for U.S. state income tax purposes of approximately $24.4 million. These net operating loss carryforwards expire at various dates through 2036. In addition, as of March 31, 2016, we had net operating loss carryforwards in the U.K. and our other non-U.S. locations of approximately $10.3 million and $7.7 million, respectively. The non-U.S. operating loss carryforwards are unlimited in duration.

In assessing our ability to realize our net deferred tax assets, we considered various factors including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations, to determine whether it is more likely than not that some portion or all of our net deferred tax assets will not be realized. Based upon these factors, we have determined that the uncertainty regarding the realization of these assets is sufficient to warrant the need for a full valuation allowance against our net deferred tax assets.

Contractual obligations and commitments

The following table represents our contractual obligations as of March 31, 2016, aggregated by type:

		Payments due in:
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Debt obligations principal	$6,932	$4,941	$1,991	$—	$—
Debt obligations interest	253	212	41	—	—
Operating lease obligations	12,896	3,539	6,540	2,817	—
Data center obligations	34,160	10,125	17,788	5,588	659

Total	$54,241	$18,817	$26,360	$8,405	$659

We lease our facilities under non-cancelable operating leases with various expiration dates through October 2020. We have outstanding letters of credit of $0.5 million related to certain operating leases.

Recently issued and adopted accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. This guidance is effective for annual reporting and interim periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective application. Early adoption is permitted, but not before the original public organization effective date (that is, annual periods beginning after December 15, 2016). The Company is currently evaluating the adoption method it will apply and the impact of the adoption of ASU 2014-09 on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASU 2014-15). ASU 2014-15 requires management to evaluate, at each annual or interim reporting period, whether there are conditions or events that exist that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date the financial statements are issued and provide related disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016 and earlier application is permitted. The Company is currently evaluating the impact of the adoption of ASU 2014-15, but the adoption is not expected to have a material effect on its consolidated financial statements or disclosures.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810)-Amendments to the Consolidation Analysis (ASU 2015-02), which amends the criteria for determining which entities are considered variable interest entities, or VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. ASU 2015-02 is effective for annual periods, and interim periods therein, beginning after December 15, 2015. We adopted this standard on April 1, 2016 and the adoption did not have a material impact on our consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (ASU 2015-03), which requires the Company to present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. ASU 2015-03 will be effective for annual reporting periods beginning after December 15, 2015 and interim periods within fiscal years beginning after December 15, 2016, with early adoption permitted. The new guidance will be applied retrospectively to each prior period presented. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2015-03, but the adoption is not expected to have a material effect on its consolidated financial statements or disclosures.

In April 2015, the FASB issued ASU 2015-05, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40), Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement (ASU 2015-05). ASU 2015-05 provides guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The guidance will not change GAAP for a customer’s accounting for service contracts. The ASU aims to reduce complexity and diversity in practice. We adopted this standard prospectively on April 1, 2016 and the adoption did not have a material impact on our consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (ASU 2015-17). The amendment requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. The ASU is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2016. Early adoption is permitted. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2015-17 on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (ASU 2016-02). ASU 2016-02 requires a lessee to recognize most leases on the balance sheet but recognize expenses on the income statement in a manner similar to current practice. The update states that a lessee will recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying assets for the lease term. Leases will continue to be classified as either financing or operating, with classification affecting the recognition, measurement and presentation of expenses and cash flows arising from a lease. ASU 2016-02 is effective for financial statements issued for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2016-09 on its consolidated financial statements.

Off-Balance sheet arrangements

Up to and including the three months ended June 30, 2016, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As a result, we are not exposed to related financing, liquidity, market or credit risks that could arise if we had engaged in those types of arrangements.

Critical accounting policies and estimates

Our consolidated financial statements and the related notes included elsewhere in this prospectus are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between our estimates and our actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that of our significant accounting policies, which are described in Note 2 to the notes to our consolidated financial statements included elsewhere in this prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations.

Revenue recognition

We derive our revenue from two sources: (1) subscription revenues, which are comprised of subscription fees from customers accessing our cloud services and from customers purchasing additional support beyond the standard support that is included in the basic subscription fees; and (2) related professional services and other revenue, which consists primarily of set-up, ingestion and training fees.

We recognize revenue when all of the following conditions are satisfied:

•	there is persuasive evidence of an arrangement;
•	the service has been or is being provided to the customer;
•	the collection of the fees is probable; and
•	the amount of fees to be paid by the customer is fixed or determinable.

Our subscription arrangements provide customers with the right to access its hosted software applications. Customers do not have the right to take possession of our software during the hosting arrangement. Accordingly, we recognize revenue in accordance with ASC 605, Revenue Recognition, and Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition.

We sell our products and services directly through our dedicated sales force and also indirectly through third-party resellers. In accordance with the provisions of ASC 605, we have considered certain factors in determining whether the end-user or the third-party reseller is our customer in arrangements involving resellers. We concluded that in the majority of transactions with resellers, the reseller is our customer. In these arrangements, we considered that it is the reseller, and not us, that has the relationship with the end-user. Specifically, the reseller has the ability to set pricing with the end-user and the credit risk with the end-user is borne by the reseller. Further, the reseller is not obligated to report its transaction price with the end-user to us, and in the majority of transactions, we are unable to determine the amount paid by the end-user customer to the reseller in these transactions. As a result of such considerations, revenue for these transactions is presented in the accompanying consolidated statements of operations based upon the amount billed to the reseller. For transactions where we have determined that the end-user is the ultimate customer, revenue is presented in the accompanying consolidated statements of operations based on the transaction price with the end-user.

We recognize subscription and support revenue ratably over the term of the contract, typically one year in duration, beginning on the commencement date of each contract.

Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

Our professional services contracts are on a time and material basis. When these services are not combined with subscription revenues as a single unit of accounting, as discussed below, we recognize these revenues as the services are rendered.

Revenue is presented net of any taxes collected from customers.

We may enter into arrangements with multiple-deliverables that generally include multiple subscriptions, premium support and professional services. For arrangements with multiple deliverables, we evaluate each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (a) whether the delivered item has value to the customer on a stand-alone basis; and (b) if the contract includes a general right of return relative to the delivered item, whether delivery or performance of the undelivered items is considered probable and substantially within our control.

If the deliverables are determined to qualify as separate units of accounting, consideration is allocated to each unit of accounting based on the units’ relative selling prices. We determine the relative selling price for a deliverable based on its vendor-specific objective evidence of fair value (VSOE), if available, or its best estimate of selling price (BESP), if VSOE is not available. We have determined that third-party evidence of selling price (TPE) is not a practical alternative due to differences in its service offerings compared to other parties and the availability of relevant third-party pricing information. The amount of revenue allocated to delivered items is limited by contingent revenue, if any.

Subscription services have standalone value as such services are often sold separately. In determining whether professional services sold together with the subscription services have standalone value, we consider the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the determination that customers cannot resell the services that Mimecast provides, the timing of when the professional services contract was signed in comparison to the subscription service start date and the contractual dependence of the subscription service on the customer’s satisfaction with the professional services work. Professional services sold at the time of the multiple-element subscription arrangement typically include customer set-up and ingestion services. To date, we have concluded that all of these professional services included in executed multiple-deliverable arrangements do not have standalone value and are therefore not considered separate units of accounting. These professional services are purchased by customers only in contemplation of, or in concert with, purchasing one of our core subscription services and, therefore, are not considered a substantive service, such that the provision of such service does not reflect the culmination of the earnings process. Mimecast does not sell these services without the related underlying primary subscription as there would be no practical interest or need on the behalf of a customer to buy these services without the underlying subscription. We do not have any knowledge of other vendors selling these services on a stand-alone basis and there is no way for an end-user to resell the deliverable. Accordingly, the deliverables within the arrangement including both subscription services and other professional services are accounted for as a single unit of accounting. On these occasions, revenue for the professional services deliverables in the arrangement is recognized on a straight-line basis over the contractual term or the average customer life, as further described below.

Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from subscription services described above and is recognized as the revenue recognition criteria are met. In addition, deferred revenue consists of amounts paid by customers related to upfront set-up or ingestion fees. Revenue related to such services is recognized over the contractual term or the average customer life, whichever is longer. The estimated customer life has been determined to be five years.

Deferred revenue that is expected to be recognized during the succeeding twelve month period is recorded as current deferred revenue and the remaining portion is recorded as non-current in the accompanying consolidated balance sheets.

Income taxes

We are subject to income tax in the United Kingdom, the United States and other international jurisdictions, and we use estimates in determining our provision for income taxes. We account for income taxes in accordance with ASC 740, Income Taxes. ASC 740 is an asset and liability approach that requires recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, and for net operating loss and tax credit carryforwards. ASC 740 requires a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such position are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. At March 31, 2016 and 2015, we did not have any uncertain tax positions that would impact our net tax provision.

Accounting for share-based compensation awards

We account for share-based compensation awards in accordance with the provisions of ASC 718, Compensation—Stock Compensation, which requires the recognition of expense related to the fair value of share-based compensation awards in the statements of operations. For share options issued under our share-based compensation plans to employees and members of our Board of Directors for their services on the Board, the fair value of each option grant is estimated on the date of grant, and an estimated forfeiture rate is used when calculating share-based compensation expense for the period. For restricted share awards and restricted share units issued under our share-based compensation plans, the fair value of each grant is calculated based on the fair value of our ordinary shares on the date of grant. For service-based awards, we recognize share-based compensation expense on a straight-line basis over the requisite service period of the award. For awards subject to both performance and service-based vesting conditions, we recognize share-based compensation expense using an accelerated recognition method when it is probable that the performance condition will be achieved. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For share-based awards classified as liabilities, we account for such liability such that the compensation expense will be remeasured at each reporting date until such award is settled.

Certain awards granted by us are subject to service-based vesting conditions and a performance-based vesting condition based on a liquidity event, defined as either a change of control or an initial public offering. As a result, no compensation cost related to share-based awards with these performance conditions had been recognized through the date of our IPO, which occurred in November 2015, as we had determined that a liquidity event was not probable. Since the closing of the IPO, share-based compensation expense for these equity-awards is recognized using the accelerated attribution method over the remaining service period.

We estimate the fair value of employee share options on the date of grant using the Black-Scholes option-pricing model, which requires the use of highly subjective estimates and assumptions. We estimate the expected term of options for service-based awards utilizing the “Simplified Method,” as we do not have sufficient historical share option exercise information on which to base its estimate. The Simplified Method is based on the average of the vesting tranches and the contractual life of each grant. In addition, the expected term for certain share-based awards which are subject to service-based and performance-based vesting conditions, is based on management’s estimate of the period of time for which the instrument is expected to be outstanding, factoring in certain assumptions such as the vesting period of the award, length of service and/or the location of the employee. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the share option. Since there was no public market for our ordinary shares prior to the IPO and as our shares have been publicly traded for a limited time, we determined the expected volatility for options granted based on an analysis of reported data for a peer group of companies that issue options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies. We use an expected dividend rate of zero as we currently have no history or expectation of paying dividends on our ordinary shares. In addition, we have estimated expected forfeitures of share options based on our historical forfeiture rate and used these rates in developing a future forfeiture rate. If our actual forfeiture rate varies from our historical rates and estimates, additional adjustments to compensation expense may be required in future periods.

Prior to the IPO, in the absence of an active market for our ordinary shares, the Board, the members of which we believe have extensive business, finance, and venture capital experience, were required to estimate the fair value of the our ordinary shares at the time of each grant of a share-based award. We and the Board utilized various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation , to estimate the fair value of its ordinary shares. Each valuation methodology included estimates and assumptions that required our judgment. These estimates and assumptions include a number of objective and subjective factors, in determining the value of our ordinary shares at each grant date, including the following factors: (1) prices paid for our convertible preferred shares, which we had sold to outside investors in arm’s-length transactions, and the rights, preferences, and privileges of our convertible preferred shares and ordinary shares; (2) valuations performed by an independent valuation specialist; (3) our stage of development and revenue growth; (4) the fact that the grants of share-based awards involved illiquid securities in a private company; and (5) the likelihood of achieving a liquidity event for the ordinary shares underlying the share-based awards, such as an IPO or sale of the Company, given prevailing market conditions.

We believe this methodology to be reasonable based upon our internal peer company analyses, and further supported by several arm’s-length transactions involving the convertible preferred shares. As our ordinary shares were not actively traded prior to the IPO, the determination of fair value involves assumptions, judgments and estimates. If different assumptions were made, share-based compensation expense, consolidated net (loss) income and consolidated net (loss) income per share could have been significantly different.

Since the IPO, the fair value of our ordinary shares at the time of each grant of a share-based award have been based on the market value at the time of each grant.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted to employees during each of the periods indicated below:

	Year ended March 31,			Three months ended June 30,
	2016	2015	2014	2016	2015
Expected term (in years)	6.2	6.3	6.4	6.1	6.6
Risk-free interest rate	2.0%	3.1%	2.5%	1.7%	2.4%
Expected volatility	42.7%	52.6%	53.0%	42.0%	44.6%
Expected dividend yield	—%	—%	—%	—%	—%
Estimated grant date fair value per ordinary share	$9.80	$7.20	$3.00	$8.30	$9.78

JOBS act

In April 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” we have irrevocably elected not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable. In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act.

Subject to certain conditions set forth in the JOBS Act, if as an “emerging growth company” we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), or (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of our chief executive officer’s compensation to median employee compensation.

These exemptions will apply for a period of five years following the completion of our initial public offering, which occurred in November 2015, or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier.

Quantitative and qualitative disclosures about market risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency rates, although we also have some exposure due to potential changes in inflation or interest rates. We do not hold financial instruments for trading purposes.

Foreign currency risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British pound and South African rand. Percentage of revenues and expenses in foreign currency is as follows:

	Year ended March 31,			Three months ended June 30,
	2016	2015	2014	2016	2015
Revenues generated in locations outside the United States	57%	62%	66%	54%	59%
Revenues in currencies other than the United States dollar	56%	61%	65%	52%	58%
Expenses in currencies other than the United States dollar	55%	62%	61%	49%	56%

Percentage of revenues and expenses denominated in foreign currency for the years ended March 31, 2016, 2015 and 2014 and the three months ended June 30, 2016:

	Year ended March 31, 2016
	Revenues	Expenses
British pound	37%	45%
South African Rand	16%	6%
Other currencies	3%	4%

Total	56%	55%

	Year ended March 31, 2015
	Revenues	Expenses
British pound	40%	50%
South African Rand	19%	10%
Other currencies	2%	2%

Total	61%	62%

	Year ended March 31, 2014
	Revenues	Expenses
British pound	42%	50%
South African Rand	21%	9%
Other currencies	2%	2%

Total	65%	61%

	Three months ended June 30, 2016
	Revenues	Expenses
British pound	35%	39%
South African Rand	14%	5%
Other currencies	3%	5%

Total	52%	49%

As of June 30, 2016 and March 31, 2016, we had $16.3 million and $20.9 million, respectively, of receivables denominated in currencies other than the U.S. dollar. We also maintain cash accounts denominated in currencies other than the local currency, which exposes us to foreign exchange rate movements. As of June 30, 2016 and March 31, 2016, we had $22.2 million and $17.6 million, respectively, of cash denominated in currencies other than the U.S. dollar. As of June 30, 2016, cash denominated in British pounds and South African rand was $15.1 million and $4.1 million, respectively. As of March 31, 2016, cash denominated in British pounds and South African rand was $14.0 million and $2.1 million, respectively.

In addition, although our foreign subsidiaries have intercompany accounts that are eliminated upon consolidation, these accounts expose us to foreign currency exchange rate fluctuations. Exchange rate fluctuations on short-term intercompany accounts are recorded in our consolidated statements of operations under “foreign exchange income (expense).”

Currently, our largest foreign currency exposures are the British pound and South African rand. Relative to foreign currency exposures existing at June 30, 2016, significant movements in foreign currency exchange rates may expose us to significant losses in earnings or cash flows or significantly diminish the fair value of our foreign currency financial instruments. For the three months ended June 30, 2016, we estimate that a 10% decrease in foreign currency exchange rates against the U.S. dollar would have decreased revenue by $2.2 million, decreased expenses by $2.2 million and have no impact on our loss from operations. For the year ended March 31, 2016, we estimate that a 10% decrease in foreign currency exchange rates against the U.S. dollar would have decreased revenue by $7.9 million, decreased expenses by $8.0 million and increased operating income by $0.1 million. For the year ended March 31, 2015, we estimate that a 10% decrease in foreign currency exchange rates against the U.S. dollar would have decreased revenues by $7.1 million, decreased expenses by $7.5 million and increased operating income by $0.4 million. For the year ended March 31, 2014, we estimate that a 10% decrease in foreign currency exchange rates against the U.S. dollar would have decreased revenues by $5.7 million, decreased expenses by $6.0 million and increased operating income by $0.3 million. The estimates used assume that all currencies move in the same direction at the same time and the ratio of non-U.S. dollar denominated revenue and expenses to U.S. dollar denominated revenue and expenses does not change from current levels. Since a portion of our revenue is deferred revenue that is recorded at different foreign currency exchange rates, the impact to revenue of a change in foreign currency exchange rates is recognized over time, and the impact to expenses is more immediate, as expenses are recognized at the current foreign currency exchange rate in effect at the time the expense is incurred. All of the potential changes noted above are based on sensitivity analyses performed on our financial results as of March 31, 2016, 2015 and 2014 and June 30, 2016.

Inflation risk

Inflationary factors, such as increases in our operating expenses, may adversely affect our results of operations, as our customers typically purchase services from us on a subscription basis over a period of time. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, an increase in the rate of inflation in the future may have an adverse effect on our levels of operating expenses as a percentage of revenue if we are unable to increase the prices for our subscription-based services to keep pace with these increased expenses.

Interest rate risk

We are exposed to market risk related to changes in interest rates. Our investments primarily consist of money market funds. As of June 30, 2016 and March 31, 2016, we had cash and cash equivalents of $108.7 million and $106.1 million, respectively. The carrying amount of our cash equivalents reasonably approximates fair value, due to the short maturities of these investments. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash and investments. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. Due to the short-term nature of our investment portfolio, we believe only dramatic fluctuations in interest rates would have a material effect on our investments. We do not believe that an immediate 10% increase in interest rates would have a material effect on the fair market value of our portfolio. As such we do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

As of June 30, 2016 and March 31, 2016, we had an outstanding balance of $5.3 million and $6.9 million, respectively, aggregate principal amount on our term loans, which have a fixed interest rate of 4.5%. Since these instruments bear interest at fixed rates, we have no financial statement risk associated with changes in interest rates. However, the fair value of these instruments fluctuates as interest rate changes.

Business

Overview

We are a leading provider of next generation cloud security and risk management services for corporate information and email. Our fully-integrated suite of proprietary cloud services protects customers of all sizes from the significant business and data security risks to which their email system exposes them. We protect customers from today’s rapidly changing threat landscape where email has become a powerful attack vector and data leak concern. We also mitigate the significant business disruption that email failure or downtime causes. In addition, our archiving services secure, store and manage critical corporate communications and information to address growing compliance and e-discovery requirements and enable customers to use this increasing archive of information to improve employee productivity.

Email is a critical tool for organizations of all sizes. Protecting and managing email has become more complicated due to expanding security and compliance requirements and the rapid increase in both the volume and the importance of the information transmitted via email. Organizations are increasingly at risk from security breaches of sensitive data as sophisticated email-based attacks or data leaks have become more common. Additionally, organizations are not just using email for communication, they are also increasing their use of email archives as an active repository of vital corporate information needed to meet compliance requirements and support employee productivity. As a result, email represents one of the highest concentrations of business risk that organizations may face.

Traditional approaches to addressing these risks have left customers managing disparate point products from multiple vendors that are often hard to use, costly to manage, difficult to scale, can fail to fully address today’s increasing and rapidly changing threats, and limit the use of corporate information to enhance productivity. These approaches also suffer from inefficient over-provisioning because of the need to resource for occasional peak demand. The resulting infrastructure complexity caused by disparate products and legacy architectures also makes it difficult to move more IT workloads to the cloud, which continues to be an increasing priority of organizations of all sizes.

We developed our proprietary cloud architecture to offer customers comprehensive email security, continuity and archiving capabilities in a single service that makes it easier for them to protect themselves effectively in a worsening and rapidly changing security and risk environment. Providing a fully-integrated service also simplifies ongoing management and service deployment. Customers can then decommission the often costly and complex point products and on-premises technology they have traditionally used to tackle these risks. We also make it easier for customers to move more of their IT workloads to the cloud.

We serve approximately 19,900 customers and protect millions of their employees across the world. Our service scales effectively to meet the needs of customers of all sizes and we have optimized our sales organization and channel to address each segment effectively. We have more than 700 employees in nine offices in the United States, the United Kingdom, Australia and South Africa. For the fiscal years ended March 31, 2016, 2015 and 2014, our revenues were $141.8 million, $116.1 million and $88.3 million, respectively, representing year-over-year growth of 22% for 2016 and 31% for 2015. Revenue growth on a constant currency basis was 30% and 33% for the fiscal years ended March 31, 2016 and 2015, respectively. Our net loss was $3.2 million in the fiscal year ended March 31, 2016. Our net income was $0.3 million in the fiscal year ended March 31, 2015. Our net loss was $16.9 million in the fiscal year ended March 31, 2014.

Industry background

Email is a critical tool for organizations of all sizes. Email also captures a comprehensive history of corporate activity, knowledge and data vital for day-to-day business operations and employee productivity, the full potential of which is only beginning to be realized. Consequently, email needs protection and the technology needed to do this has extended well beyond the mailbox itself to include additional security, continuity and archiving services, all of which have typically been offered by separate vendors with different approaches.

Email is critical to all organizations

Email continues to be the primary way organizations exchange information and communicate externally and internally. According to a 2015 report by The Radicati Group, employees spend 2.38 hours of their work day on email. They also predict that the number of business emails sent each day worldwide will grow from 112.5 billion in 2015 to 128.8 billion in 2019, and the number of business email users will grow from 922 million to over 1 billion in the same period. Every customer segment and region will experience growth.

Email is also a productivity tool highly valued by employees as evidenced by a December 2014 survey by Pew Research where corporate internet users ranked email as more important than any other communication tool, including the internet itself.

In addition, many other critical IT systems depend on email to operate effectively. For example, sales, customer relationship management, human resources, finance and marketing systems typically rely on email for workflow management, important notifications and other functions, making email continuity and disaster recovery technologies particularly vital to the overall operations of an organization.

The amount of critical and sensitive data in email archives is growing rapidly

The Radicati Group report also predicts that the average email storage per business user will grow by 65% in the next four years. The value of this archive of sensitive corporate data contained in email grows with every email or file exchanged. Traditionally, protecting and storing this archive has been a priority for compliance or risk officers, but the email archive is increasingly being used by employees as their primary repository to save and access important information. A 2014 report by Gartner estimates that by 2019, 75% of organizations will treat archive data, including email, as an active data source and not simply as a separate repository to be viewed or searched periodically, up from less than 10% today.

Actively managing these dramatically expanding email archives with traditional on-premises storage technology is costly, so organizations are turning to cloud-based services to meet their archiving needs. A 2014 report by Gartner states that archiving as a service (a.k.a. cloud archiving) has rapidly surpassed on-premises archiving as the preferred deployment model for most organizations. Gartner sees that 60% to 70% of new or replacement email archiving implementations as being cloud-based. Moreover, organizations are increasingly requiring more powerful capabilities to search their email archive in support of e-discovery and employee productivity. According to Forrester, eDiscovery is firmly on the technology manager’s radar. eDiscovery continues to rise as a high or critical priority for enterprise architects and technology decision-makers. 48 percent of surveyed North American and European security technology decision-makers cited eDiscovery as “critical” or “high-priority”.

Email is a primary security target for advanced cyber-attacks

In recent years, there has been an increase in the number of high profile security breaches, data leaks, extortion and fraud attacks using email. Well organized and funded, including state-backed, hackers and cyber-criminals are targeting organizations to disrupt their operations, steal money and sensitive corporate data and gain access to valuable intellectual property. Email is often the primary target for these external attacks as well as the source of damaging data leaks from insiders, whether accidental or malicious. According to the monitoring service breachlevelindex.com, there have been over three billion reported lost data records since 2013 globally.

Spear-phishing and other social engineering attacks using email have become a widespread and effective attack technique against organizations of all sizes. These attacks are designed to trick the recipient into sharing sensitive data or wiring funds as well as opening a malicious link or attachment leading to a malware infection. Many of the highest profile data breaches have been the result of phishing attacks, including the Home Depot breach in 2014, the Target attack in 2013 and the RSA attack in 2011. More recently business email compromise attacks (also known as CEO fraud or whaling) are becoming common. According to the FBI, there were $2.3 billion in losses from these types of attacks reported from October 2013 to February 2016. These attacks are not limited to large enterprises. In 2015, Endurance International reported that 71% of small businesses have been the victim of phishing attacks.

In addition to advanced and targeted threats, spam and other email-based cyber scams remain a significant problem for organizations, especially as the volume of emails continues to increase. A 2015 report by Kaspersky stated that spam represented 67% of all email flows in 2014.

As a result of the widespread impact of phishing attacks, the disruption of spam and the magnitude of recent data breaches, organizations are elevating the priority of IT security projects.

Data protection, cybersecurity and data privacy are key compliance and regulatory concerns for all organizations

Governments, regulators and industry groups globally continue to enact or amend legislation and standards regarding data protection, cybersecurity and data privacy. Examples of such laws in the United States include the Health Insurance Portability and Accountability Act of 1996 (HIPAA), the Graham-Leach-Bliley Act of 1999 (GLBA) and the Sarbanes-Oxley Act of 2002. Countries in Europe have each adopted their own laws under the Data Protection Directive adopted in 1995, which is expected to be superseded in the next two years by a single law under the European Data Protection Regulation. These laws place growing obligations on organizations of all sizes, particularly those in regulated industries, to store, protect, process, share and transmit data safely, or risk significant sanctions as well as the threat of civil litigation. In addition, email communications, and the data they contain, may need to be produced as evidence in litigation or may be necessary to address legal, regulatory or internal queries that may arise in the future. This makes secure email archiving and the ability to access and search data an increasingly critical requirement.

Restrictions IT teams put on email create new security risks

As employees seek to become more productive, exchange files and collaborate, email usage and archive sizes continue to grow, placing greater demands on email resources. Meanwhile, IT teams are under pressure to reduce storage costs and improve infrastructure performance, and this often leads them to take steps to limit unfettered usage of email. This can include blocking large file sending to avoid choking network traffic and putting a file size limit on inboxes to reduce storage infrastructure, which makes it difficult for employees to use the email archive as their primary communication and file store. The frustration this creates can cause employees to seek solutions outside the secure corporate network, such as Dropbox and other web-based file sharing sites, increasing the risk of data leakage and making it difficult for the compliance department to monitor data traffic within and outside the organization.

Email downtime is disruptive to employee productivity

Given the critical nature of email for business communication and the importance of the information archive, email outages have become increasingly disruptive and costly because of the resulting impact on employee productivity. Employees are accustomed to being “always on” and accessing their email and data from mobile phones, tablets and other handheld devices, in addition to desktop devices. According to a report by Osterman Research, email systems experience a 53-minute mean of unplanned downtime each month, or 10.6 hours each year. Osterman estimates that employees become 25% less productive when their email system is down. This impact is not only felt in an outage, since organizations also must plan for regular maintenance and schedule downtime usually after hours at higher cost given overtime wages.

IT workloads, including business productivity tools, are moving to the cloud

Organizations of all sizes are adopting cloud-based technologies to reduce the cost and complexity of their IT infrastructure and increase performance and flexibility. Gartner reports that 75% of organizations use public cloud services today, although sparingly, and 78% plan to increase their investment in cloud services in the next three years. 91% of organizations across all industries plan to use external providers to help with cloud adoption. IT spending on public cloud infrastructure as a service (IaaS), platform as a service (PaaS), software as a service (SaaS) and business process as a service (BPaaS) is growing at a five-year compound annual growth rate of 18% through 2018, more than six times the growth rate of IT spending generally—2.7%—over the same time period. This trend is a continuation of the disruptive shift that is seen elsewhere in the application market as a number of high growth SaaS vendors like Salesforce.com, NetSuite, ServiceNow and Workday continue to attract critical IT workloads from on-premises technologies to the cloud. Leading cloud infrastructure vendors such as Amazon Web Services and Microsoft Azure are also seeing significant growth as organizations of all sizes adopt their offerings.

As organizations consider which workloads to move to the cloud, IT teams are looking beyond moving infrastructure and looking to shift traditional productivity tools to Microsoft’s Office 365 or Google Apps for Work. Gartner states that “the proportion of business users provisioned, in whole or in part, with office system capabilities from the cloud will grow from approximately 15% in 2015 to 60%, or approximately 700 million users by 2022.”

Business email mailboxes are moving to the cloud, but this creates new risks to mitigate

While business email continues to grow, the number of on-premises mailboxes will decline as organizations put them into the cloud. Organizations that move their primary email service to Office 365 or Google face significant risks from their single vendor exposure as they depend on one company for a reliable service, comprehensive threat protection and guaranteed data integrity.

These risks will only increase as services like Office 365 become more popular over time. With more organizations relying on the same hosting infrastructure, any outage or downtime can cause severe industry-wide disruption. Also attacking Office 365 or Google is increasingly attractive for cyber criminals because they know they only have to find a way to attack the single security stack used by these hosting providers to access multiple targets. This attack scenario is easier and more efficient than targeting organizations one at a time.

As a result, most organizations prefer to have third-party security, continuity and archiving providers in place to reduce their risk posture and provide additional layers of redundancy and enhanced service quality. As organizations adopt cloud infrastructure services, they have also increased spending on securing these workloads with cloud-based security products.

Traditional email security, continuity and archiving alternatives can be inadequate and do not address increasing customer requirements and protect against next generation security threats

As the threat landscape becomes more dynamic and complex, and customers want to put more critical IT workloads into the cloud, we believe the point products and traditional architectures that address email security, continuity and archiving will not be able to adequately address increasing customer requirements.

Point products are inflexible and only address part of the problem

To address their security, continuity and archiving needs, many organizations have deployed a complex array of disparate or point products on-premises, or cloud-based versions hosted by the vendor.

These technologies are typically from multiple vendors, sometimes developed in-house or use features that shipped with the mail server and only address narrow uses and problems. They can be difficult to integrate, inflexible, unreliable, complex and expensive to manage, particularly as email and data volumes grow. The growing complexity associated with broader IT risks and the escalation of security threats requires a solution that is integrated and agile, and increasingly cloud-based as organizations move more IT workloads there. As a result, organizations who rely on traditional point products will struggle to adapt their infrastructure cost-effectively for today’s email requirements.

Traditional on-premises or hosted architectures have performance limitations and are expensive

Existing technologies, whether on-premises or hosted, are typically built on a single-tenant architecture, which requires extra provisioning to plan for occasional peak volumes and unplanned circumstances for each customer. This approach is inefficient and expensive as it requires a higher minimum investment for each implementation than a native cloud approach that utilizes pooled provisioning across multiple tenants. Hosted “cloud” versions of an on-premises approach rely on the same single-tenant IT architecture as the on-premises version that limits scalability, is inflexible, hard to update rapidly and more expensive to deploy and manage.

Large enterprises that have invested heavily in traditional on-premises technology to address their mounting email risks are increasingly finding themselves exposed as these systems are not adequate or agile enough to adapt to the evolving threat landscape. Smaller and mid-market organizations are also at risk and often more vulnerable as they lack the same level of IT resources or budgets to counter these threats with many having purchased limited security technology. In a recent survey by Endurance, only 42% of small business owners had recently invested resources into any form of security protection, which may not be sufficient given the hostile threat landscape.

Organizations need a new approach to email security and management

The limitations of traditional security and archiving technologies mean customers need to rethink their approach to protecting email and corporate information. Customers need to mitigate the risks they face from email, and want to reduce the cost and complexity, and move more of their workloads to the cloud.

We believe organizations are ultimately looking to implement a cyber resilience strategy that delivers protection of users, data and operations from the risks arising from technological failure, human error and malicious intent. The risks also increase with organizations migrating to Office 365 as it is a complex email solution that is a high value and high profile target. A multi-layered cyber security and resilience approach is needed in order to address the diverse threats and diverse data classifications within a single data environment. Organizations also need robust continuity options to solve for unpredictable events that cause an outage to email and disruption to business.

Meeting this growing customer demand requires an email and data security cloud service that meets the following requirements:

•

Integrated offering.    By bringing multiple requirements into one unified service, the next-generation email service would help the organization reduce the complexity and cost of managing point technologies from disparate vendors and bring additional benefits from new capabilities made possible due to unification.

•

Strong technology.    As organizations substitute specialized products provided by different vendors with a unified email service, it is imperative that the individual products are as good, or better, than those being replaced. Organizations are not willing to compromise on performance or security at a product level.

•

Native cloud.    As organizations shift workloads to the cloud, and move away from retaining on-premises or single tenant hosted cloud infrastructure, today’s email security and information management technology must be natively cloud-based eliminating the need for local software and hardware, virtual machines and device hosting.

•

Built for scale.    As email traffic and data storage continues to increase dramatically, the risk of threats escalates and the need for real-time, on-demand email access becomes more prominent, organizations cannot compromise on email performance and availability. The ideal solution must be easily scalable to match customer demand and be able to handle large volumes.

•

Easy to deploy and manage.    A cloud platform should simplify the process of service updates, new product deployments and on-boarding. System improvements should also be handled centrally, reducing this burden for the customers’ own IT team. A unified service also means it should be managed from a single administration console.

•

Adaptable to customer needs.    With the rapidly shifting threat landscape and other IT requirements, customer email needs are continuously evolving, and it is important that email and information management solutions adapt quickly to help organizations keep pace with changing risks and enhance productivity.

•

Lower total cost of ownership.    The new approach for corporate email security, continuity and archiving should solve the current problems of integration, performance and scalability while simplifying the IT email infrastructure, reducing the initial capital outlay, recurring maintenance costs and the growing storage costs that many companies face as their volumes scale.

Our market opportunity

The growing need of organizations to mitigate the risks of email and data security, continuity and archiving has already established a significant industry beyond the mail server. According to 451 Research, an information technology research company, there were approximately 194 million active mobile email users alone worldwide in businesses with 10—499 employees in 2015. 451 Research projects this number to increase to 311 million by 2019, representing a compound annual growth rate of 12.5%. In addition, according to the U.S. Small Business Administration, there are approximately 5.7 million organizations employing 113.4 million employees in the United States. Among them, there are over 570,000 small and mid-size organizations, which are defined as those organizations employing 20 to 4,999 employees that together have approximately 55 million employees. Based on recent Gartner reports, combined spending in markets catering to enterprise information and email security, continuity and archiving, which include Secure Email Gateway, Backup and Recovery Software, E-Discovery Software and Data Loss Prevention, was $9.4 billion in 2014 and will grow to $11.5 billion in 2017. We believe there is a considerable need for a comprehensive integrated cloud solution that can address the needs of customers in these markets.

Chart created by Mimecast based on Gartner research.

Sources:

1.	Forecast: Information Security, Worldwide, 2014-2020, 2Q16 Update Published: 25 August: (Secure Email Gateway, Data Loss Prevention) *

2.	Forecast: Storage Software Market, Worldwide, 2013-2020, 2Q16 Update Published: 30 June: (Backup and Recovery Software) *

3.	Gartner, The State of E-Discovery in 2015 and Beyond - February 2015, Gartner Foundational May 13, 2016 (E-Discovery) “Gartner estimates that the size of the enterprise e-discovery software market was $1.8 billion worldwide in 2014, with a five-year compound annual growth rate of 12% *

*All figures based on Constant Dollars in the above referenced reports.

Our immediate opportunity is to replace incumbent email security, continuity and archiving vendors. As we extend our products into adjacent areas, we anticipate this will open up additional opportunities beyond this to take further market share in a wider range of enterprise security and data management markets. We also expect to benefit from the growing popularity of cloud email services, specifically Office 365 and Google, and the customer need for complementary security, archiving, back-up and continuity services.

The Gartner Reports described herein (the “Gartner Reports”) represent research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc., and are not representations of fact. Each Gartner Report speaks as of its original publication date and the opinions expressed in the Gartner Reports are subject to change without notice.

Our solution

Our fully-integrated suite of cloud services for security, continuity and archiving is designed to protect email and deliver comprehensive email risk management beyond the primary mail server. We protect customers from the growing threat from email and to the corporate data it contains from malware, spam, data leaks and advanced threats like spear-phishing. We also help organizations securely and cost effectively archive their growing email and file repositories to support employee productivity, compliance and e-discovery. Our continuity services ensure email and corporate information remain available in the event of a primary system failure or scheduled maintenance downtime.

Our customers benefit from:

•

Comprehensive email and data risk management in a single, unified cloud service.    Our services integrate a range of technologies into a comprehensive service that would otherwise require an array of individual devices or services from multiple vendors. We enable customers to decommission these technologies, reduce the cost and complexity of their infrastructure, redeploy IT resources, and improve the security and risk management of their corporate email environment.

•

Best-of-breed security, continuity and archiving services.    We believe our customers should not have to compromise on the quality of their email security, continuity or archiving services in order to benefit from integration. Our strategy is to develop best-of-breed capabilities within our integrated service to compete successfully with industry-leading point products in three critical areas:

•

Email and data security:    We protect customers from a comprehensive range of email and data related threats that include, but are not limited to, spam, viruses, phishing and spear phishing, identity theft, advanced persistent threats, malicious attachments, known and unknown malware, outbound spam outbreaks and malicious inbound URLs, extortion and fraud. We combine our proprietary cloud-based scanning, detection and real-time intelligence gathering technologies with third-party threat data and malware libraries to deliver comprehensive and overlapping protection reflective of a best-of-breed security service.

•

Email service continuity:    Our continuity service enables customers to send, receive and view emails and calendars during email gateway failures or planned maintenance downtime, without the need to build or host their own replicated email environment. Our service has immediate fail-over and fail-back capabilities, and is fully-integrated into Microsoft Outlook. Employees can continue to access their email and data using their preferred mobile, tablet or desktop device, or via our web-based portal, so there is limited interruption to how they normally operate.

•

Data archiving:    We enable organizations to archive rapidly growing volumes of email and associated data safely and centrally in the cloud to support their need to archive data cost effectively to meet long term storage, compliance, governance, risk mitigation and regulatory obligations. We also provide powerful search tools that can increase employee productivity, and enable them to utilize their archive as a live file store. Key features of our service include, unlimited and perpetual legal hold, discovery and early legal case assessment, onsite and cloud-linked retention management, administrator and employee-led retention controls, onsite and metadata synchronization and record destruction policies and services.

•

Web scale performance for organizations of all sizes.    Our cloud service is built to address the most demanding scale, performance and availability requirements of large enterprises but delivers this as a subscription-based cloud service that puts these capabilities within the reach of small and mid-market organizations too. Our data centers process approximately 235 million emails per day, and store over 145 billion emails and approximately 20 petabytes of customer data. We achieve demanding continuity service commitments with data centers that are replicated in each geography and operate in active-active mode enabling fast failover and fail-back as required.

•

Compelling return on investment.    Our unified, cloud-based service enables our customers to decommission a range of legacy and disparate technologies that support their email server and recover this cost. We utilize cost-efficient commodity hardware, and share a single instance of the operating software as well as storage and processing hardware securely across the whole customer base within each data center, allowing us to deliver cloud-scale economic and performance benefits to our customers. Customers also benefit from the continuous improvement of our service without the need to pay for service packs or updates. Our service bundles and subscription-based pricing also enable customers to pay per employee and select their desired services making costs easy to predict and affordable.

•

Easy to deploy and manage.    Our service is designed to be easier to deploy than alternative technologies. Customers simply route their email traffic through our cloud and can be up and running in a matter of days and sometimes less. We then enable our customers to add or delete new services and employees, and manage all security and other policies centrally via a single web-based administration console that significantly simplifies the ongoing management of their email and data environment.

•

Highly agile and adaptable service.    We are continually improving our cloud architecture and services. Our common code base and multi-tenant cloud architecture enables us to perform maintenance updates and add new features or products by updating our core code base once. Continuous service development and multi-tenant rapid deployment also means we can keep pace with emerging threats to protect and respond quickly to changing customer needs.

•

An easier move of additional critical workloads to the cloud.    For those customers that want to put more workloads into the cloud, our technology facilitates the migration of email in particular by removing the complexity that has stalled many customers to date. Our interoperability with cloud-based email servers, such as Office 365, makes this easier to achieve and helps to mitigate remaining concerns about the single-vendor security, data integrity and continuity risk of such a move. Our data ingestion services also allow customers to bring legacy data into their new cloud archive to ensure it is a complete record of current and historic data.

Our growth strategy

We will continue to invest in extending our leadership in cloud security and risk management services, and as more organizations move IT workloads such as email to the cloud, we believe we are well positioned to continue capitalizing on this growing opportunity globally.

Our growth strategy is focused on the following:

•

Grow revenue from our existing customer base.    We serve approximately 19,900 customers of all sizes. We provide a high level of service that results in our customers staying with us year over year. This large and loyal customer base provides us with the opportunity to sell additional services and add more employees to their subscriptions. As a result, we have achieved a revenue retention rate of 110% and 109% for the twelve month period ended June 30, 2016 and the fiscal year ended March 31, 2016, respectively. As of June 30, 2016, 27% of our customers subscribed to one of our services, 21% of our customers subscribed to two of our services, 27% of our customers subscribed to three of our services, and 24% of our customers subscribed to four or more of our services. As of June 30, 2016, approximately 19,300 of our customers subscribed to our Email Security service, approximately 13,100 subscribed to our Mailbox Continuity service, and approximately 10,000 subscribed to our Enterprise Information Archiving service. As a result, we believe we have significant upsell potential in our existing customer base with current and new services. We intend to continue proactively broadening our reach within our existing customer base by selling additional services.

•

Acquire new customers.    We have built our global cloud architecture to offer best-of-breed capabilities and to be highly scalable and affordable for organizations of any size, ranging from small and mid-market customers to the largest global enterprises. Moreover, we offer our security, continuity and archiving email services as bundles and in a modular fashion, enabling us to win new customers by addressing a variety of initial needs and use cases that we expand over time as we cross sell other offerings. We will continue to invest in a direct sales force combined with a focused channel strategy designed to serve the various requirements of small, mid-market and large enterprises and to bring new customers onto our cloud architecture.

•

Actively invest in our channel partner network.    The majority of our sales are through a reseller channel designed specifically to meet the requirements of each of our target customer segments. In the large enterprise market, we are building on existing relationships with leading systems integrators such as Hewlett Packard, Dimension Data and Avanade. In small and mid-market organizations, we are extending our network of leading IT resellers like Softcat, SHI, CDW and Softchoice. We expect to expand our channel strategy over time to incorporate additional security or cloud specialists, as well as resellers focusing on supporting customers with the transition to Office 365. We intend to further invest in our network of channel partners to further extend our global sales, service and support capabilities.

•

Develop our technology and release new services.    We regularly update and improve our software and architecture and seamlessly deploy these updates to our customers. In the fiscal year ended March 31, 2016, we launched Impersonation Protect, the first service of its kind to protect against the growing threat from business email compromise (also known as CEO fraud or whaling) attacks. We will continue to build on our current capabilities and exploit additional opportunities in adjacent areas to those we serve today. This will extend the value our customers can gain from our architecture and enable them to consolidate additional email and data services to our integrated cloud service working seamlessly with Microsoft Exchange, Office 365 and Google Apps for Work.

•

Continue to expand our geographic presence.    We were founded outside the United States and, consequently, 54% and 57% of our sales in the three months ended June 30, 2016 and fiscal year 2016, respectively, were derived from non-U.S. locations. Revenue from the United States grew at 40% from the fiscal year ended March 31, 2015 to the fiscal year ended March 31, 2016, and 40% from the three months ended June 30, 2015 to the three months ended June 30, 2016. We view this as our most significant growth market. Since founding our U.S. business in 2008, we have established a successful direct sales, channel and service infrastructure to exploit this opportunity. We have also established a presence in Australia and expect expansion in that geography as our data centers there are now operational. We plan to investigate additional international expansion from our regional bases in the United States (for North America), the United Kingdom (for Europe), South Africa (for Africa and the Middle East) and Australia (for Asia-Pacific).

•

Target organizations moving workloads to the cloud.    Given the compelling cost benefits and improved agility of cloud-based solutions, organizations are increasingly moving critical workloads to the cloud. As these IT workloads move to the cloud, we believe we are well-positioned to take advantage of growth opportunities that exist from augmenting services, including Office 365 and Google Apps for Work.

Our technology

We have developed a native cloud architecture, including our own proprietary SaaS operating system and customer-facing services, to address the specific risks and functional limitations of business email and data. Our innovative cloud-based approach requires no on-premises or hosted appliances. We believe we are one of only a few cloud architects that have fully committed to native cloud development.

We have a proven record of performing successfully at considerable scale and addressing rapidly growing customer demands. We process approximately 235 million emails per day with over 145 billion under management. We archive approximately 20 petabytes of customer data and add more than 225 terabytes of customer data per month and employee queries of their Mimecast email archive have grown from approximately 700,000 to over 1,200,000 per week in just one year.

We are able to provision customer email flows and onboard massive amounts of email data from legacy archives rapidly and efficiently. This drives customer adoption and makes the cloud transition easier than our customers typically expect. Once a customer is live on our service, adding new products to their subscription only requires activating it from within their single administration console. This can be done with as little as one click and the new service is available across their business.

Our proprietary native cloud architecture—Mime | OS

We developed a proprietary operating system called Mime | OS for native cloud services. Mime | OS enables secure multi-tenancy and takes advantage of the cost and performance benefits of using industry-standard hardware and resource sharing specifically for the secure management of email and data. This enables us to provision efficiently and securely across our customer base, minimizing the impact of spare or over-provisioned processing and storage capacity, reducing the cost of providing our services.

Mime | OS utilizes a common code base to control the hardware, and the storage, indexing, processing, services, administrator and user interface layers of our cloud environment. It has been specifically designed to enable us to scale our storage, processing and services to meet large enterprise-level email and data demands, while retaining the cost and performance benefits of a native cloud environment.

Mime | OS also streamlines our customer application development and enables strong integration across our services. All of our customer applications or services, use Mime | OS to interact with our single data stores and processing technology, as well as interoperate effectively with each other.

As set forth below, Mime | OS is our proprietary operating system that controls the interface, services, processing, indexing and storage layers of Mimecast’s cloud architecture.

The Mimecast Cloud Architecture

Continuous development methodology and multi-tenancy advantage

As we enhance and expand our technology, we can update services centrally with little or no intervention required by the customer as everyone shares the same core operating and application software. Improvements, upgrades, new products or patches are applied once and are available immediately across our whole service to customers. It also means we have only one, up-to-date version of our service to maintain and support, as well as a single, common data store for all customers that simplifies management, support and product development.

Our services already process and manage large volumes of customer data and this is growing daily. Our commitment to continual improvement in Mime | OS, our customer applications and hardware infrastructure mean we are constantly strengthening the performance of our service as we scale. These improvements include faster archive search times and data ingestion, greater storage density, improved processing and extended security coverage. Each week, we roll out updates and enhancements centrally that benefit our customers without the need for additional infrastructure investment on their part. Additionally, when new threats emerge, we act once by making changes to our service and all customers benefit immediately. We can also identify and act on threats to one customer and quickly prevent them from impacting others by changing our core system.

How our services work

Mimecast email security

We protect inbound and outbound email from malware, spam, advanced persistent threats, email DoS and DDoS, data leaks and other security threats.

Inbound email is directed through Mimecast Email Security, which performs comprehensive security checks before the email is delivered to the customer’s infrastructure, e.g. Exchange, Office 365 or Google. This prevents unwanted email even reaching the customer in the first place and cluttering their infrastructure unlike on-premises services from competitors. Each day, we monitor approximately 500 million messages delivering, on average, less than 50% to the customer.

Outbound email sent from the customer also passes through us and is checked before being sent on to prevent it from presenting a security threat to the recipient. Outbound email can also be encrypted, and scanned by our comprehensive content controls to prevent confidential documents or data leaving the business. Data leak prevention is a key consideration for all organizations.

Mimecast mailbox continuity

Email is a 24x7 tool and, traditionally, customers who want to ensure their email does not experience downtime as a result of an inevitable outage or maintenance have had to replicate their own infrastructure in a second location, doubling their email-related costs. The cost and management burden of doing this is prohibitive for many, particularly small or mid-market organizations.

We are a cost effective alternative as there is no need for additional infrastructure. As all customer outbound and inbound email is coming through us anyway, when the customer’s primary email service fails, our Mimecast Mailbox Continuity service takes over the delivery and sending of email in real time or at the request of the administrator, offering immediate fail-over and fail-back. When the primary service is re-established, the customer is reassured that there has been no loss of data and that the archive is maintained. For employees the process is virtually invisible—they continue to work as before in their Microsoft Outlook desktop email client, their Mimecast mobile app or their Mac Desktop App.

Mimecast enterprise information archiving

Email, and the data it contains, needs to be safely archived to meet growing compliance, regulatory and legal obligations. Also, employees are increasingly using their email archive as their primary information store so this is further reason to ensure it is protected and archived effectively.

As email, file attachments, and associated critical metadata that identifies activity is sent or received, it can be saved in a secure, tamper-proof archive in the single Mimecast cloud automatically and indefinitely. Our employee mobile and desktop search tools, and administration console, then allow for detailed investigation of the archive. We also enable customers with legacy archive data to put this into their single Mimecast archive, which improves adherence to data compliance obligations and gives employees access to a complete historical view of their archive.

Our Mimecast Enterprise Information Archiving service offers secure lifetime storage of email, files and instant messaging conversations paid for on a per-employee not data basis. Expensive and ineffective onsite archives can be decommissioned, reducing the data load on the primary email service too. Our search tools make it easy for legal staff and employees themselves to quickly find data without the need to turn to the IT team. Finally, our archive can also include legacy data that would otherwise be held in additional storage. This can be ingested over-the-wire or via physical drives sent encrypted from the customer to us.

Our global data center network

We have built a network of ten data centers in five locations around the world to deliver our services. This gives customers geographic and jurisdictional control over data location, which enables them to address data privacy concerns. Each region operates two identical data centers that function in active-active mode in different locations, and have N+1 set-ups to meet our continuity of service commitments. Because of this redundancy, we are able to switch operations from one data center to another to maintain our customers’ email and data services. We have developed a modular approach to provisioning a new data center and can transition amongst data centers as needed in existing or new geographies.

Mimecast’s ten co-located data centers, which are illustrated below, are replicated and operate in active-active mode to allow for continuity of service in the event of downtime or maintenance.

Our services

Our cloud security, continuity and archiving services protect email and data, giving customers comprehensive email risk management in a single, fully-integrated subscription service.

Mimecast Email Security protects against malware, spam, advanced phishing attacks including business email compromise, and other emerging attacks, while also preventing data leaks. Mimecast Mailbox Continuity ensures employees can continue using email during unexpected and planned outages such as system maintenance. Mimecast Enterprise Information Archiving unifies email, file and Lync Instant Messaging data to support e-discovery, and gives employees fast access to their personal archive via PC, Mac and mobile apps.

Mimecast email security

Email security is a critical defense against hackers seeking to capture and exploit valuable corporate information and disrupt business operations. Our Mimecast Email Security service provides comprehensive email security. It prevents spam, viruses, advanced threats, bulk mail and defined content from reaching inboxes, and protects the security and integrity of outbound email communications. It gives administrators granular security and content policy control for all inbound and with additional services, outbound email traffic to prevent risks including data leaks. Integration into Outlook and mobile apps provides employees the freedom to be self-sufficient and have the ability to manage their quarantines.

Customers can also benefit from the purchase of the following security services:

•

Targeted threat protection:    Highly sophisticated targeted attacks, including spear-phishing, are using email to successfully infiltrate organizations, exploit users and steal valuable IP, customer data and money.

Mimecast Targeted Threat Protection extends traditional gateway security to protect organizations against these advanced and highly targeted attacks. Also a threat dashboard and notification system provides real-time data, including audit and reporting, and enables administrators and security specialists to monitor and report attempted attacks. We launched Targeted Threat Protection URL Protect in April 2014, Attachment Protect in July 2015, and Impersonation Protect in March 2016.

•

URL Protect tackles the threat from emails containing malicious links. It automatically checks links each time they are clicked, preventing employees from visiting compromised websites regardless of what email client or device they are using. It also includes innovative user awareness capabilities so IT teams can raise the security awareness of employees. Once enabled, a percentage of links in emails clicked by an employee will open a warning screen. This will provide them more information about the email and destination, prompting them to consider whether the page is safe. If they choose to continue, the choice is logged and URL Protect scans the link and blocks access if the destination is unsafe. IT administrators can adjust the frequency of these awareness prompts to ensure employee caution is maintained. Repeat offenders that click bad links will automatically receive more frequent prompts until their behavior changes. The IT team can track employee behavior from the Mimecast administration console and target additional security training as required.

•

Attachment Protect reduces the threat from weaponized or malware-laden attachments used in spear-phishing and other advanced attacks. It includes pre-emptive sandboxing to automatically security check email attachments before they are delivered to employees. Attachments are opened in a virtual environment or sandbox, isolated from the corporate email system, security checked and passed on to the employee only if no threat is detected. It also includes the option of an innovative transcription service that automatically converts attachments into a safe file format, neutralizing malware as it does so. The attachment is delivered to the employee in read-only format without any delay. As most attachments are read rather than edited, this is often sufficient. Should the employee need to edit the attachment, they can request it is sandboxed on-demand and delivered in the original file format.

•

Impersonation Protect is the first to market service that gives instant and comprehensive protection from the latest malware-less social engineering attacks, often called CEO fraud, whaling or business email compromise. These attacks are designed to trick key users, often in an organization’s finance team, into making wire transfers or other financial transactions to cyber-criminals by pretending to be the CEO or CFO in a spoofed email. Some also target those responsible for sensitive employee data, such as payroll information, which could be used for identity theft. Impersonation Protect detects and prevents these types of attack by identifying combinations of key indicators in an email to determine if the content is likely to be suspicious, even in the absence of a URL or attachment. Impersonation Protect blocks suspicious email by using advanced scanning techniques to identify elements commonly used by criminals, including employee and domain names, and other keywords like ‘wire transfer,’ ‘tax form’ or ‘urgent.’

•

Secure messaging:    Email containing sensitive or confidential information requires appropriate security and control to prevent inadvertent or deliberate data leaks and to protect its information while in transit. Mimecast Secure Messaging is a secure and private channel to share sensitive information with external contacts via email without the need for additional client or desktop software. Sensitive information is retained within the Mimecast cloud service strengthening information security, data governance and compliance, without the added IT overhead and complexity of traditional email encryption solutions. We launched Secure Messaging in April 2015.

•

Large file send:    Employees can create security and compliance risks when they turn to large file sharing tools to overcome email size limits imposed by their IT team or email infrastructure. Mimecast Large File

Send enables PC and Mac users to send and receive large files directly from Outlook or a native Mac app. It protects attachments in line with security and content policies by utilizing encryption, optional access key and custom expiration dates; supports audit, e-discovery and compliance by archiving all files and notifications according to email retention policies; and protects email system performance from the burden of large file traffic. We launched Large File Send in July 2013.

•

Data leak prevention:    Customers can prevent the inadvertent or malicious loss of sensitive corporate data with advanced data leak prevention and content controls. Policies using keywords, pattern matching, file hashes and dictionaries actively scan all email communications including file attachments to stop data leakage and support compliance. Suspect emails can be blocked, quarantined for review by administrators or sent securely.

Mimecast mailbox continuity

Email continuity protects email and data against the threat of downtime as a result of system failure, natural disasters and the impact of planned maintenance, system upgrades and migrations. Mimecast Mailbox Continuity services significantly reduce the cost and complexity of mitigating these risks and provides uninterrupted access to live and historic email and calendar information. During an outage our service provides real-time inbound, outbound and internal email support. The continuity service can be activated and deactivated directly and instantly from our administration console by administrators for the complete organization or for specific groups affected by limited outages. All outage events are fully logged and we also support email top-up services for customers who have to recover their Exchange environments from backups. The continuity service is capable of reliably and securely supporting customers during short or long-term continuity events. Integration with Microsoft Outlook, a native app for Mac users and a full suite of mobile apps means employees have seamless access to their email in the event of an outage.

Mimecast enterprise information archiving

Our cloud archive consolidates into one store all inbound, outbound and internal email, files and instant messaging in a perpetual, indexed and secure archive. Using our Mimecast Enterprise Information Archiving service, customers can also incorporate legacy data from additional archives into the same searchable store.

All data is encrypted and preserved within a Write Once Read Many (WORM) state. Proprietary indexing and retrieval solutions allow customers to search individual mailboxes or the entire corporate archive in seconds. Our mobile, tablet, desktop and web applications ensure that employees can search and make the best use of their entire corporate archive in a fast, reliable and informative way. Intensive logging services cover the use of the archive, and roles and permissions govern what employees can see in the archive based on their role. Our purpose-built ingestion and export services support rapid high-volume extraction, scrubbing and loading of significant quantities of data. Our archive solution retains metadata that arises from gateway and continuity operations and we preserve both received and altered variants of emails that pass through our secure email gateway. Retention options for customers range from individual retentions, to data retained for an entire customer on a perpetual basis.

Customers can also purchase the following additional services as part of our Mimecast Enterprise Information Archiving offering:

•

Cloud archive for files:    Mimecast consolidates files from network shares and folders alongside email data in a single, secure and fully-indexed cloud archive. Administrators also benefit from comprehensive search, e-discovery and compliance capabilities.

•

Cloud archive for lync:    Customers protect important IP, strengthen compliance and reduce cost by retaining Microsoft Lync IM conversations and content in a secure, indexed and unified archive. Powerful search capabilities deliver rapid results from IM, email and file archives.

•	Archive power tools: This is a series of advanced archiving tools including:

•	Mimecast storage management for exchange: This enables active mailbox size management, so administrators can optimize email system performance, control costs and support archive policy enforcement.

•

Mailbox and folder tools for exchange:    In an email continuity event or when searching for archived content, access to folder structures and shared mailbox content is key to productivity. This tool makes it easy to replicate individual and shared mailbox folders.

•

Granular retention management:    Managing email retention policies can be complex and time-consuming, because different business groups and individuals have requirements that vary how long email should, or is required to be retained. Mimecast Granular Retention Management enables IT teams to centrally apply policies to manage the retention of email content and related metadata.

Service bundles

Many of our customers are attracted by the ability to combine our services and capabilities into a unified service managed from a single administration console. Most customers purchase the bundles from the outset, but some prefer to start with specific packages, then upgrade to additional products over time.

In 2016, we changed our service bundles in response to the changing threat landscape and to reflect customers’ requests for combinations of services across security, archiving and continuity and additional advanced security features. We will continue to have certain of our existing customers subscribed to our historic bundles, but will be transitioning them to the new service bundles over the next few months.

Our recently introduced service bundles:

•	M2A: Cyber security and resiliency with archiving. This bundle includes Email Security with Targeted Threat Protection; Compliance Security; Continuity services and a 99 year archive.

•	M2: Cyber security and resiliency. This bundle includes Email Security plus Targeted Threat Protection; Compliance Security and Continuity with 58 day email retention for recovery purposes.

Customers with specific projects or pre-defined business projects can also purchase the following additional services:

•

S1: Advanced threat security.    This service is designed to protect the organization against advanced threats such as whaling and spear-phishing with real-time URL blocking, attachment scanning and domain checking, as well as anti-malware and leading spam protection to shield employees and enhance productivity.

•	D1: DLP and content security. This service is designed to lock down sensitive corporate information with advanced data leak prevention, data leak detection, document and policy controls.

•

C1: Mailbox continuity.    Our customers use this service to ensure that their email works even when the primary mail server is down. We continue sending and receiving email with a 100% uptime SLA with coverage for all mobile devices and web access.

•	A1: Email archiving. This service archives email and attachments in a fully-encrypted, independent, cloud data store separate from the mail environment.

Mimecast mobile and desktop apps

Mobile, PC and Mac users get self-service access to security features, including spam reporting and managed sender lists, the ability to send and receive email during a primary email system outage, and access to their personal email archive to run searches on its content. Employee productivity does not come at the expense of centralized control. Administrators can use granular permissions to activate functions for individual employees or groups of users, while centralized security and policy management means IT teams can retain control over default settings.

Sales and marketing

Our sales and marketing teams work together to build a strong sales pipeline, cultivate and retain customers and drive market awareness of our current and future products and services.

Sales

We sell our services through direct sales efforts and through our channel partners. Our sales model is designed to meet the needs of small and mid-market organizations and large enterprises across a wide range of industries and in over 100 countries. Our approach has played an important role in the growth of our customer base to date. Our sales team is based in offices in Boston, Chicago, Dallas and San Francisco, United States; London, United Kingdom; Johannesburg and Cape Town, South Africa; and Melbourne and Sydney, Australia. We maintain a highly-trained sales force of approximately 310 employees as of June 30, 2016, which is responsible for acquiring and developing new business.

We also have an experienced sales team focused on developing and strengthening our channel partner relationships. Many organizations work with third-party IT channel partners to meet their security, IT and cloud service needs, so we have formed relationships with a variety of the leading partners to target large enterprises, mid-market and small organizations. For large enterprises, we work with international partners including Avanade, Hewlett-Packard and Dimension Data. In the mid-market, we work with leading national partners, including Softchoice, SHI, CDW and Softcat. The small business market is primarily served by the reseller community and also by Managed Service Providers, who typically provide or host email services. We work closely with all of these channel partners to offer cooperative marketing, deal registration, as well as support and technical resources. We believe these partners view our services as a key source of additional revenue and a way for them to add significant value to their customers as they can support their desire to move to the cloud without compromising their security position.

Sales to our channel partners are generally subject to our standard, non-exclusive channel partner agreement, meaning our channel partners may offer customers the products of several different companies. These agreements are generally for a term of one year with a one year renewal term and can be terminated by us or the channel partner. Payment to us from the channel partner is typically due within 30 calendar days of the date we issue an invoice for such sales.

Our sales cycle varies by size of customer, the number of products purchased and the complexity of the project, ranging from several days for incremental sales to existing customers, to many months for sales to new customers or large deployments.

We plan to invest in our sales organization to support both the growth of our direct sales organization and our channel partners.

Marketing

Our marketing strategy is designed to meet the specific needs of each of our customer segments. We are focused on building our brand and product awareness, increasing customer adoption of our products, communicating the advantages of our solution and its benefit to organizations, and generating leads for our channel partners and direct sales force. We execute our marketing strategy by using a combination of internal marketing professionals and a network of global channel partners. We invest in field, channel, product and brand marketing and have increased our investment in digital marketing to drive greater lead generation volume and efficiency. Our local marketing teams support the conversion of these leads into qualified opportunities for inside sales and are responsible for branding, content generation and product marketing.

Customer service and support

We maintain our strong customer retention rate through the strength and quality of our products, our commitment to our customers’ success and our award-winning local customer service and support team, which consists of more than 190 employees worldwide dedicated to ensuring a superior experience for our customers. For each of the fiscal years ended March 31, 2016, 2015 and 2014, our customer renewal rate has been consistently greater than 90%. We calculate our annual customer retention rate as the percentage of paying customers on the last day of the prior year who remain paying customers of the last day of the current year.

We have designed a comprehensive monitoring methodology that tracks and evaluates the interactions we have with our customers from sales and on-boarding to support and renewal. Our cross-functional teams, under the supervision of our Chief of Customer Operations, work together to ensure the best customer experience is achieved and to address customer needs as they arise.

A key aspect of our customer on-boarding process is our Legacy Data Migration services. Our customers often have legacy email archives that they want to move to the cloud. Our data migration service helps solve the problems customers face when extracting that data and getting it into the right format for importing to the cloud, which can be expensive, time-consuming and involve interactions with multiple vendors.

In addition, we offer a full range of support services to our global customer base, including comprehensive online resources and 24x7 email support with no outsourcing of support or account management to third parties. We also offer a range of additional services that include options for 24x7 telephone support and a dedicated technical account manager. These support services are priced and tiered to meet specific customer requirements.

We also have a dedicated training team and resources designed to enable customers to get the full benefit from their Mimecast investment. Our comprehensive education and consultancy resources include administrator training and certification, end user training and e-discovery training for compliance teams, all of which are available in-person and online.

Beyond customer support and training, we also provide a range of services that are designed to provide additional support to some customers, especially larger enterprises with more complex email infrastructure and legacy data. Our professional services team works with the customer, or supports our partners to assist them, in planning, migration and service activation.

We also offer a standard service level agreement as part of our standard contract that contains commitments regarding the delivery of email messages to and from our servers, the speed at which our archive can produce search results, and our ability to correctly identify and isolate spam and viruses. In the event that we do not achieve these levels, the customer can request a credit. Payment of the credit will be made subject to verification of the problem. These credits are tiered according to the extent of the service issued. The amount of credits provided to date has been immaterial in all historical periods.

Customers

As of June 30, 2016, we had approximately 19,900 customers and protected millions of their employees in over 100 countries. Our diverse global footprint is evidenced by the fact that in the three months ended June 30, 2016, we generated 46% of our revenue from the United States, 37% from the United Kingdom, 14% from South Africa and 3% from the rest of the world. In the fiscal year ended March 31, 2016, we generated 43% of our revenue from the United States, 39% from the United Kingdom, 16% from South Africa and 2% from the rest of the world. Our customers range from large enterprises with over 7,500 employees to small organizations with less than 500 employees and represent a diverse set of industries. For example, in the fiscal year ended March 31, 2016, we generated 16% of our revenue from customers in the legal services industry, 15% from customers in the professional, scientific and technical services industry, 13% from customers in the manufacturing industry and 12% from customers in the finance and insurance industry. Our business is not dependent on any particular customer. No single customer represented more than 1% of our annual revenues in the fiscal years ended March 31, 2016, 2015 or 2014 or the three months ended June 30, 2016.

Research and development

Our engineering, operations, product and development teams work together to enhance our existing products, technology infrastructure and underlying Mime | OS cloud architecture, as well as develop our new product pipeline. Our research and development team interacts with our customers and partners to address emerging market needs, counter developing threats and drive innovation in risk management and data protection. We operate a continuous delivery model for improvements to our infrastructure and products to ensure customers benefit from regular updates in protection and functionality without the need for significant intervention on their part.

Our research and development efforts give prominence to services that enhance our unification commitment and allow customers to displace point or on-premises products. We also prioritize a “build rather than acquire” approach to ensure that we combine best-of-breed functionality with effective integration to maintain our commitment to the delivery of a superior experience to our customers and their employees.

Our research and development expenses were $17.7 million, $14.5 million and $12.8 million for the fiscal years ended March 31, 2016, 2015 and 2014, respectively. For the three months ended June 30, 2016, our research and development expenses were $5.1 million.

Competition

Our market is large, highly competitive, fragmented, and subject to rapidly evolving technology and security threats, shifting customer needs and frequent introductions of new products and services. We do not believe that any specific competitor offers the fully unified service and integrated technology that we do. However, we do compete with companies that offer products that target email and data security, continuity and archiving, as well as large providers such as Google Inc. and Microsoft Corporation, who offer functions and tools as part of their core mailbox services that may be, or be perceived to be, similar to ours. Our current and potential future competitors include: Barracuda Networks, Inc., Google, Microsoft Exchange Server, Exchange Online Protection, Proofpoint, Inc. and Symantec Corporation, in security, MessageOne, in continuity, and Barracuda, HP Autonomy, Microsoft Office 365, Proofpoint and Symantec in archiving. Some of our current and future competitors may have certain competitive advantages such as greater name recognition, longer operating history, larger market share, larger existing user base and greater financial, technical and other resources. Some competitors may be able to devote greater resources to the development, promotion and sale of their products than we can to ours, which could allow them to respond more quickly than we can to new technologies and changes in customer needs. We cannot provide any assurance that our competitors will not offer or develop products or services that are superior to ours or achieve greater market acceptance.

The principal competitive factors in our market include:

•	reliability and effectiveness in protecting, detecting and responding to cyber-attacks;
•	scalability and multi-tenancy of our system;
•	breadth and unification of our services;
•	cloud-only delivery;
•	total cost of ownership;
•	speed, availability and reliability;
•	integration into office productivity, desktop and mobile tools;
•	speed at which our services can be deployed;
•	ease of user experience for IT administrators and employees; and
•	superior customer service and commitment to customer success.

We believe that we compete favorably on the basis of these factors. Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product and cloud architecture development, core technical innovation, channel management and customer support.

Intellectual property

Our success is dependent, in part, on our ability to protect our proprietary technologies and other intellectual property rights. We primarily rely on a combination of trade secrets, copyrights and trademarks, as well as contractual protections to establish and protect our intellectual property rights. As of June 30, 2016, we had five patents and 13 patent applications in the United States. We also have four patents issued and six applications pending for examination in non-U.S. jurisdictions, and one pending Patent Cooperation Treaty patent application, all of which are counterparts of our U.S. applications. We intend to pursue additional patent protection to the extent that we believe it would be beneficial and cost effective.

We have registered “Mimecast” and certain other marks as trademarks in the United States and several other jurisdictions. We also have a number of registered and unregistered trademarks in the United States and certain other jurisdictions, and will pursue additional trademark registrations to the extent we believe it would be beneficial and cost effective. We are the registered holder of a variety of domestic and international domain names that include “mimecast.com,” “mimecast.co.uk,” “mimecast.co.za,” and similar variations.

In addition to the protection provided by our intellectual property rights, as part of our confidentiality procedures, all of our employees and independent contractors are required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and they assign to us any ownership that they may claim in those works. We also generally enter into confidentiality agreements with our employees, consultants, partners, vendors and customers, and generally limit access to and distribution of our proprietary information.

Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours.

Some license provisions protecting against unauthorized use, copying, transfer and disclosures of our products may be unenforceable under the laws of certain jurisdictions and foreign countries. In addition, the laws of some countries do not protect proprietary rights to as great of an extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States. Our exposure to unauthorized copying and use of our products and misappropriation of our proprietary information may increase as a result of our foreign operations.

We expect that software and other solutions in our industry may be increasingly subject to third-party infringement claims as the number of competitors grows and the functionality of products in different industry segments overlap. Moreover, many of our competitors and other industry participants have been issued patents or filed patent applications, and have asserted claims and related litigation regarding patent and other intellectual property rights. Third parties, including non-practicing patent holders, have from time to time claimed, and could claim in the future, that our technologies infringe patents they now hold or might obtain or be issued in the future. See “Risk Factors—We may be sued by third parties for alleged infringement of their proprietary rights”.

Properties

Our corporate headquarters is located in London, United Kingdom where we currently lease approximately 40,993 square feet of space under a lease expiring in December 2019. Our U.S. headquarters is located in Watertown, Massachusetts in an office consisting of approximately 44,170 square feet of space under a lease expiring in October 2020. We also occupy space in Johannesburg, South Africa consisting of 22,722 square feet under a lease expiring in October 2016. We also maintain additional leased facilities in Cape Town, South Africa, Melbourne and Sydney, Australia, as well as in Chicago, Dallas and San Francisco in the United States.

We lease all of our facilities and do not own any real property. We intend to procure additional space as we add employees and expand geographically. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate planned expansion of our operations.

Employees

As of March 31, 2016, we had 703 employees and subcontractors with 341 located in the United Kingdom, 241 in the United States, 86 in South Africa and 35 in Australia. As of June 30, 2016, we had 738 employees and subcontractors with 358 located in the United Kingdom, 260 in the United States, 85 in South Africa and 35 in Australia. The following table shows the breakdown of our global workforce of employees and subcontractors by category of activity as of the dates indicated:

	As of March 31,			As of June 30,
	2016	2015	2014	2016
Sales and marketing	298	212	256	311
Research and development	132	88	98	142
Services and support	182	161	142	191
General and administrative	91	63	56	94

Total	703	524	552	738

None of our employees work under any collective bargaining agreements. We have never experienced labor-related work stoppages or strikes and believe that we have good relations with our employees.

Legal proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not currently a party to any material litigation. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Management

The following table sets forth the names, ages and positions of our executive officers and directors. Unless otherwise indicated, the business address of all of our executive officers and directors is CityPoint, One Ropemaker Street, Moorgate, London, EC2Y 9AW, United Kingdom.

Name	Age	Position

Executive Officers and Employee Directors:

Peter Bauer	42	Chief Executive Officer and Chairman

Peter Campbell	52	Chief Financial Officer

Neil Murray	49	Chief Technology Officer and Director

Ed Jennings	46	Chief Operating Officer

Robert P. Nault	52	General Counsel

Non-Employee Directors:

Christopher FitzGerald(1)(3)	70	Director

Bernard Dallé(1)(3)	49	Director

Norman Fiore(2)	45	Director

Jeffrey Lieberman(2)(3)	42	Director

Hagi Schwartz(1)(2)	54	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

Executive officers

Peter Bauer has served as our Chief Executive Officer and a member of our board of directors since co-founding our company in 2003. Prior to that, Mr. Bauer was a Managing Director at Idion Solutions Pty in Cape Town, South Africa, a software integration and development company that acquired FAB Technology (Pty), a company that he co-founded in 1997. We believe Mr. Bauer is qualified to serve on our board of directors because of his extensive knowledge and experience as the chief executive officer of our company, as well as the industry in which we compete.

Peter Campbell has served as our Chief Financial Officer since 2006, and from 2007 to 2016, Mr. Campbell served as a member of our board of directors. Prior to joining Mimecast, Mr. Campbell served as the chief financial officer of SR Telecom Inc. where he was employed from 2002 to 2006. From 1998 to 2002, Mr. Campbell was an auditor at Ernst & Young in Montreal, Canada. Mr. Campbell holds a Bachelor of Commerce and a Graduate Diploma in accounting from Concordia University.

Neil Murray has served as our Chief Technology Officer and a member of our board of directors since co-founding our company in 2003. Prior to that, Mr. Murray served as the Chief Technical Officer of Global Technology Services, a South African provider of business information solutions that acquired Pro Solutions (Prosol Group Pty), a software development company that he co-founded in 1992. We believe Mr. Murray is qualified to serve on our board of directors because of his extensive knowledge and experience with our company and its technologies, as well as the industry in which we compete.

Ed Jennings has served as our Chief Operating Officer since August 2015. From January 2014 to August 2015, Mr. Jennings was the Chief Marketing Officer of Veracode, a provider of cloud-based application security, where he also served as Executive Vice President of Sales and Services from February 2012 to December 2013. Prior to that, from February 2011 to January 2012, Mr. Jennings was General Manager at ADP (NASDAQ: ADP), a provider of business outsourcing solutions. From August 2008-December 2010, Mr. Jennings was the Chief Executive Officer of Copanion, where he also served as Senior Vice President of Sales and Marketing from July 2007 to July 2008. Mr. Jennings holds a Masters of Business Administration from Northwestern University and a Bachelor of Arts from Boston College.

Robert P. Nault has served as our General Counsel since September 2016. From May 2014 to May 2016, he served as Senior Vice President, General Counsel and Secretary of Constant Contact, Inc., a provider of email marketing software, where he also served as Vice President, General Counsel and Secretary from March 2007 to May 2014 and as interim Chief Financial Officer from March 2010 to July 2010. Prior to that, Mr. Nault served as Senior Vice President, General Counsel and Secretary of RSA Security Inc., a provider of e-security technology solutions, from November 2005 until November 2006 following its acquisition by EMC Corporation in September 2006. Prior to that, Mr. Nault was Vice President and General Counsel of Med-i-Bank, Inc., a provider of software and services for electronic benefit payments, from October 2004 to July 2005; Legal Consultant and Vice President and General Counsel of ON Technology Corporation, an enterprise software company, from March 2001 to May 2004; and Senior Vice President and General Counsel of The Pioneer Group, Inc., a financial services and alternative investments company, from 1995 to 2000. Before joining Pioneer, Mr. Nault was a member of the corporate department of Hale and Dorr LLP (now Wilmer Cutler Pickering Hale and Dorr LLP). Mr. Nault holds a B.A. from the University of Rhode Island and a J.D. from Boston University School of Law.

Non-executive directors

Christopher FitzGerald has served as a member of our board of directors since 2007. Mr. FitzGerald served as a non-executive director of City Merchants High Yield Trust, a London based investment company (LON: CMHY), and The Intercare Group, a U.K. pharmaceuticals business. Mr. FitzGerald was also a member of the Committee of Executive Directors and General Counsel at NatWest Group plc. Before that, Mr. FitzGerald was a partner in the London law firm Slaughter and May, where he specialized in advising major financial services businesses. Mr. FitzGerald holds a Master of Arts in Jurisprudence from Oxford University. We believe that Mr. FitzGerald is qualified to serve on our board of directors because of his extensive business, financial and legal experience.

Bernard Dallé has served as a member of our board of directors since 2009. Mr. Dallé currently serves as the Operating Partner at Index Ventures, a venture capital firm that he joined in 1997. Prior to joining Index, Mr. Dallé was a management consultant at McKinsey & Company from 1996 to 1997, and a project manager at Procter & Gamble from 1990 to 1994. Mr. Dallé currently serves on the board of directors of several private companies. He holds a Master of Business Administration from the Kellogg School of Management at Northwestern University and a Master of Science in electrical engineering from the Ecole polytechnique fédérale de Lausanne. We believe Mr. Dallé is qualified to serve on our board of directors because of his experience as a seasoned investor in our industry.

Norman Fiore has served as a member of our board of directors since 2009. Mr. Fiore currently serves as a General Partner at Dawn Capital, a venture capital firm that he co-founded in 2007. Prior to co-founding Dawn, Mr. Fiore was a Partner at the Reuters Greenhouse Fund where he co-managed one of the largest global corporate technology funds. Prior to that, Mr. Fiore worked at Bain & Company in the Telecoms and Private

Equity groups. Mr. Fiore currently serves on the board of directors of several private companies. Mr. Fiore holds a Bachelor of Science in industrial engineering and a Bachelor of Arts in quantitative economics from Stanford University and a Master of Business Administration from INSEAD Business School. We believe Mr. Fiore is qualified to serve on our board of directors because of his experience as a seasoned investor in our industry.

Jeffrey Lieberman has served as a member of our board of directors since 2012. Mr. Lieberman is currently a Managing Director of the private equity and venture capital firm Insight Venture Partners, which he joined in 1998. Prior to joining Insight, Mr. Lieberman was a management consultant at McKinsey & Company, where he focused on strategic and operating issues in the financial services, technology and consumer products industries. Mr. Lieberman currently serves as a director of public companies Shutterstock, Inc. (NYSE: SSTK) and Cvent, Inc. (NSYE: CVT), and as a director of several private companies. Mr. Lieberman holds a Bachelor of Applied Sciences in systems engineering and a Bachelor of Arts degree in economics from the University of Pennsylvania. We believe Mr. Lieberman is qualified to serve on our board of directors because of his experience as a seasoned investor in our industry.

Hagi Schwartz has served as a member of our board of directors since July 2015. In 2005, Mr. Schwartz founded Magnolia Capital, an investment advisory firm, where he served as Managing Director. Mr. Schwartz is also a Venture Partner at Western Technology Investment, which he joined in 2011. Previously, Mr. Schwartz was the Chief Financial Officer of several public and private technology companies including HyperRoll, Inc., ATRICA, Inc., Noosh, Inc., and Check Point Software Technologies. Mr. Schwartz currently serves on the board of directors of Silicon Graphics International Corp. In addition, Mr. Schwartz has served on the board of directors of BigFix, TUI University and two other private companies. Mr. Schwartz has a B.A. in Economics and Accounting from Bar Ilan University. We believe Mr. Schwartz is qualified to serve on our board of directors because of his financial expertise, his significant audit and financial reporting knowledge, his seasoned business perspective and his prior experience as an executive and on boards of other prominent technology companies.

Executive officers

There are no family relationships among the executive officers or between any executive officer or director. Our executive officers are appointed by the board of directors to serve in their roles. Each executive officer is appointed for such term as may be prescribed by the board of directors or until a successor has been chosen and qualified or until such officer’s death, resignation or removal.

Board composition

We comply with the rule of the NASDAQ Stock Market that a majority of our directors be independent. Our board of directors has determined that all of our directors, other than our Chief Executive Officer and Chief Technology Officer, are independent under such rules.

Our board of directors is responsible for overall corporate governance and for supervising the general affairs and business of our company and its subsidiaries.

Our board is responsible for the proper management of our company and its subsidiaries and setting the overall direction and strategy of our group, reviewing scientific, operational and financial performance, and advising on management appointments. All key operational and investment decisions are subject to board approval.

Our board of directors currently believes that our company is best served by combining the roles of Chairman of the Board and Chief Executive Officer, coupled with a lead independent director. Our board of directors believes that as Chief Executive Officer, Mr. Bauer is the director most familiar with our business and industry and most capable of effectively identifying strategic priorities and leading discussion and execution of strategy. Our independent directors bring experience, oversight and expertise from outside our company, while our Chief Executive Officer brings company-specific experience and expertise. Our board of directors believes that the combined role of Chairman and Chief Executive Officer is the best leadership structure for us at the current time as it promotes the efficient and effective development and execution of our strategy and facilitates information flow between management and our board of directors. The board of directors recognizes, however, that no single leadership model is right for all companies at all times. Our corporate governance guidelines provide that the board of directors should be free to choose a chairperson of the board based upon the board’s view of what is in the best interests of our company. Accordingly, the board of directors periodically reviews its leadership structure.

In August 2015, our board of directors appointed Christopher FitzGerald as lead independent director. As the lead independent director, Mr. FitzGerald is responsible for coordinating the activities of the independent directors. Among other things, the lead independent director has the following specific responsibilities:

•	preside at all meetings of the board of directors at which the chairperson is not present, including executive sessions of the independent directors;

•	call special meetings of the independent directors;

•	act as the principal liaison between the independent directors and the chairperson of the board;

•	approve meeting schedules to assure that there is sufficient time for discussion of all agenda items and approve meeting agendas for the board of directors and its committees;

•	approve information sent to the board; and

•	perform such other duties as the board of directors may from time to time delegate to the lead independent director.

Role of board in risk oversight process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Corporate governance and committees of the board

Corporate governance

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. We currently do not intend to take advantage of any such exemptions.

Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They are, however, subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules and under Rule 144 of the Securities Act with respect to sales of shares.

Committees of the board

We have established an audit committee, a compensation committee and a nominating and corporate governance committee and have a charter for each of these committees.

Audit committee

The members of our audit committee are Hagi Schwartz, Christopher FitzGerald and Bernard Dallé. Hagi Schwartz is the chair of the audit committee. Our audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence, objectivity and effectiveness of our registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from that firm;

•

monitoring the integrity of our financial statements by reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	reviewing and monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct;

•	overseeing our risk assessment and risk management policies;

•	establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our internal auditing staff, if any, our independent registered public accounting firm and management; and

•	reviewing and approving or ratifying any related person transactions.

All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Our board of directors has determined that Hagi Schwartz is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

In order to satisfy the independence criteria for audit committee members set forth in Rule 10A-3 under the Exchange Act, each member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. We believe that the composition of our audit committee meets the requirements for independence under current NASDAQ and SEC rules and regulations.

Compensation committee

The members of our compensation committee are Jeffrey Lieberman, Norman Fiore and Hagi Schwartz. Jeffrey Lieberman is the chair of the compensation committee. Our compensation committee’s responsibilities include:

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our directors and executive management;

•	overseeing an evaluation of our executive management; and

•	overseeing and administering our employee share option scheme or equity incentive plans in operation from time to time.

In order to satisfy the independence criteria for compensation committee members set forth in Rule 10C-1 under the Exchange Act, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member must be considered, including, but not limited to: (1) the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director; and (2) whether the director is affiliated with the company or any of its subsidiaries or affiliates. We believe the composition of our compensation committee meets the requirements for independence under current NASDAQ and SEC rules and regulations.

Nominating and corporate governance committee

The members of our nominating and corporate governance committee are Christopher FitzGerald, Jeffrey Lieberman and Bernard Dallé. Christopher FitzGerald is the chair of the nominating and corporate governance committee. Our nominating and corporate governance committee’s responsibilities include:

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board of directors the persons to be nominated for election as directors and to each of our board’s committees;

•	reviewing and making recommendations to our board with respect to our board leadership structure;

•	reviewing and making recommendations to our board with respect to management succession planning; and

•	developing and recommending to our board of directors corporate governance principles.

We believe the composition of our nominating and corporate governance committee meets the requirements for independence under current NASDAQ rules and regulations.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors, executive officers and employees, including our chief executive officer, chief financial officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics is posted on the investor relations section of our website at www.mimecast.com.

If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under

Item 16B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Directors’ and executive management compensation

The aggregate compensation awarded to, earned by and paid to our current directors and executive officers, including share-based compensation, for the fiscal year ended March 31, 2016, was $8.9 million. The above also includes the estimated fair value of share-based compensation in the amount of $6.4 million issued in the fiscal year ended March 31, 2016 in the form of options to purchase an aggregate of 1,253,088 ordinary shares and restricted share units totaling 45,000. Share options to purchase ordinary shares were issued in August 2015 and February 2016 and had exercise prices of $9.78 and $9.21 per share, respectively and expire 10 years after the date of grant. The total amounts accrued to provide severance, retirement, annual leave and recuperation or similar benefits or expenses for our directors and officers for the fiscal year ended March 31, 2016 was $0.4 million.

Employment and consulting agreements

Executive management

Each of Peter Bauer and Peter Campbell has entered into an amended and restated employment agreement with Mimecast North America, Inc. and we have entered into a service agreement with Neil Murray. These agreements each contain customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. The amended and restated employment agreements with each of Messrs. Bauer and Campbell provide for up to 12 months of base salary continuation and health insurance premiums in the event that the executive’s employment is terminated by us without “cause” or the executive resigns for “good reason.” In the event that such termination occurs within 12 months following a “change in control,” the executive will be entitled to receive a payment equal to 12 months of his then-current base salary (or his base salary in effect immediately prior to the change in control, if higher) plus his target bonus, up to 12 months of health insurance premiums and full acceleration of all equity awards. Receipt of the severance payments and benefits described above is conditioned upon the execution and effectiveness of a separation agreement, including a general release of claims in our favor. In addition, the amended and restated employment agreements provide that upon a change in control, 50% of the shares underlying all equity awards held by each of Messrs. Bauer and Campbell will accelerate and vest. Pursuant to the terms of the service agreement with Mr. Murray, we and Mr. Murray are each obligated to provide the other party with four months’ written notice to terminate the employment relationship. Alternatively, in lieu of providing four months’ notice, we may elect to pay Mr. Murray a lump sum equal to his base salary, bonus and benefits for the notice period. Such notice period and termination benefits do not apply in the event that Mr. Murray is terminated by us for any one of the reasons enumerated in his service agreement.

Employee share plans

The equity incentive plans described in this section are the Mimecast Limited 2007 Key Employee Share Option Plan, or the 2007 Plan, the Mimecast Limited 2010 EMI Share Option Scheme, or the 2010 Plan, the Mimecast Limited Approved Share Option Plan, or the Approved Plan, the Mimecast Limited 2015 Share Option and Incentive Plan, or the 2015 Plan, and the Mimecast Limited 2015 Employee Share Purchase Plan, or the ESPP. Prior to our initial public offering, we granted awards to eligible participants under the 2007 Plan, the 2010 Plan and the Approved Plan. After completion of our initial public offering, we have granted and expect to grant awards to eligible participants under the 2015 Plan. We have not yet granted any awards under the ESPP, but expect to do so to eligible participants in the future.

2007 Plan

Our 2007 Plan was adopted by our board of directors on September 3, 2007. The maximum market value of shares (as of the date of grant) subject to unexercised EMI options granted under the 2007 Plan together with the 2010 Plan may not exceed £3 million. The 2007 Plan provides only for the granting of options to acquire Class B ordinary shares to our key employees and the key employees of our subsidiaries.

The 2007 Plan is administered by the non-executive members of our board of directors or a committee (administrator), who has the full power to interpret the 2007 Plan and to establish the rules and regulations applying to it and to make all other determinations they deem necessary or useful for the administration of the 2007 Plan, subject to applicable law. The option price of each option granted under the 2007 Plan was determined by the administrator of the 2007 Plan at the time the option was granted.

The 2007 Plan provides that, in the event of a change of control (as defined in the 2007 Plan) by way of trade sale, unless and to the extent that the administrator determines that the circumstances justify vesting and/or exercisability of a greater proportion of the unvested shares, (i) 75% of the shares underlying outstanding unvested options shall vest and the remaining 25% of the unvested option shares shall immediately lapse and (ii) options shall be exercisable to the extent that they have then vested and to the extent that any applicable performance conditions have then been satisfied. In such event, unless the acquirer provides for the replacement of such options, exercisable options may be exercised (a) on the same day as, and immediately prior to, the change of control becoming effective, (b) if the person making the offer so requests or makes it a condition of the offer that one or more optionholders is locked-in and the board of directors agreed to such request or requirement, in the 12-month period commencing no later than the date on which the acquirer gains control of us and any condition subject to which the offer was made has been satisfied or (c) in the absence of any such request or requirement, or if the board of directors does not agree to such request or requirement, within six months, or such longer period as the board of directors may determine (but in no event longer than 12 months), following the day on which the acquirer gains control of us and any condition subject to which the offer was made has been satisfied. Notwithstanding termination of an optionholder’s employment, any options vested at the time of a change of control shall immediately become exercisable for such period as the board of directors determined in its absolute discretion and acting fairly and reasonably if the board of directors determines that the termination is directly related to the change of control and exercisability is justified in the circumstances. In connection with our initial public offering which occurred in November 2015, 100% of the unvested portion of options granted under the 2007 Plan vested and 25% of the shares underlying options became exercisable immediately upon the listing. Unless the board of directors determines that the circumstances justify the exercisability of a greater proportion, 50% of the shares underlying options will become exercisable 12 months following the date of the listing and 25% of the shares underlying options will become exercisable 24 months following the date of the listing.

The administrator may amend the 2007 Plan but no such action may adversely affect the terms of outstanding options under the 2007 Plan without the consent of the holders of 75% of the option shares then outstanding, whether vested or unvested.

2010 Plan

Our 2010 Plan was approved by our board of directors on March 23, 2010 and was most recently amended on April 28, 2015. The maximum value of shares subject to unexercised EMI options granted under the 2010 Plan together with the 2007 Plan may not exceed £3 million. The number of shares over which an EMI option may be granted to any one eligible employee is limited such that the total value of shares subject to unexercised EMI options granted by us or any group company does not exceed £1 less than £250,000.

Prior to our initial public offering in November 2015, the 2010 Plan was administered by our board of directors, and permitted us to make grants of (i) EMI options to our employees and employees of any qualifying subsidiary (as defined in the 2010 Plan) whose committed time (as defined in the 2010 Plan) amounts to at least 25 hours a week or, if less, 75% of his or her working time and who do not have a material interest (as defined in the 2010 Plan) in us or any of our subsidiaries and (ii) unapproved options to our employees and the employees of our subsidiaries. The option price of each option may not be less than the market value of the Class B ordinary shares on the date of grant and, in the case of an option that is a right to subscribe for Class B ordinary shares, may not be less than the nominal value of such shares. The term of each option may not exceed 10 years from the date of grant. Options granted under the 2010 Plan generally are not exercisable until the occurrence of an exit event, such as a corporate takeover, reconstruction, liquidation or sale of the business.

Under the 2010 Plan, options vested fully immediately after our shares were admitted to listing on a recognized securities exchange, which occurred in connection with our initial public offering in November 2015. Such options became exercisable as to 25% of the underlying shares immediately following the admission date, 50% of the underlying shares shall become exercisable on the first anniversary of the admission date and 25% of the underlying shares shall become exercisable on the second anniversary of the admission date. However, options granted on or after May 13, 2014 to U.S. and South African participants shall continue vesting as set forth in the option award agreement.

The 2010 Plan provides that, in the event that a person obtains control (as defined in the 2010 Plan) of the company as a result of (i) making an offer to acquire the whole of our issued share capital that is made on a condition such that, if satisfied, the person will have control of the company or (ii) negotiating a share sale and purchase agreement with our shareholders that contemplates that the person will obtain control of the company upon completion, 75% of the unvested shares underlying options under the 2010 Plan shall vest and the remaining 25% of the option shares will only be exercisable if the directors determine that the circumstances so justify. If replacement options are offered to optionholders under the 2010 Plan by the acquiring company in relation to vested options, and an optionholder does not agree to release the vested options and accept a replacement option, the board of directors shall determine whether such vested options shall be exercisable or whether they shall lapse. If replacement options are not offered to all optionholders, then vested options shall become exercisable in either of the following exercise periods, as determined by the administrator: (i) immediately before a change of control becoming unconditional or (ii) during the one-month exercise period starting at a date to be determined by the administrator (but in any event such period shall take place before the 12-month period following the date the change of control becomes unconditional).

Options may be exercised, to the extent vested, within 39 days of a court sanctioning a scheme of reconstruction (as defined in the 2010 Plan) or a sale of the business (as defined in the 2010 Plan).

The number of shares underlying options and the option price thereof shall be adjusted appropriately following any capitalization issue, rights issue, subdivision, consolidation or reduction of share capital. Our board of directors may amend or add rules to the 2010 Plan or impose additional conditions or requirements on options or the terms on which Class B ordinary shares are acquired; provided, however, no amendments may be made that would have the effect of causing EMI options to cease to be EMI options and no amendment may be made unless, (i) where the rights are enjoyed by a single optionholder and not by any other optionholder or class of optionholders, such optionholder provides written consent or, (ii) where the rights are enjoyed by all optionholders or any class of optionholders, with the consent of 75% of the shares underlying outstanding options.

The 2010 Plan shall automatically terminate on the tenth anniversary of its adoption date and our board of directors may terminate the 2010 Plan at any earlier time.

Approved Plan

Our Approved Plan was approved by our board of directors on October 24, 2012 and was approved by HM Revenue & Customs on November 14, 2012. It was most recently amended on April 28, 2015. The number of shares over which an option may be granted to any one eligible employee is limited such that the total market value of shares subject to unexercised options held by such person under the Approved Plan or any other share option plan approved by HM Revenue & Customs and adopted by us or any other associated company (as defined in the Approved Plan) shall not exceed £30,000.

Prior to our initial public offering in November 2015, the Approved Plan was administered by our board of directors and permitted us to make grants of options to purchase our Class B ordinary shares to full-time directors or employees of subsidiaries (as defined in the Approved Plan). The term of each option may not exceed 10 years from the date of grant.

Except in certain limited circumstances, options under the Approved Plan may not be exercised earlier than the fourth anniversary of the date of grant, may only be exercised while the optionholder is a director or employee of a subsidiary, may only be exercised if any performance conditions have been fulfilled to the satisfaction of the administrator and may not be exercised at any time when a participant has or had, within the preceding 12 months a material interest (as defined in the Approved Plan) in a close company (as defined in the Approved Plan) which is the company or any company that has control of us or is a member of a consortium that owns the company.

The Approved Plan provides that, in the event that a person obtains control (as defined in the Approved Plan) of us as a result of (i) making a general offer to acquire the whole of our issued share capital that is made on a condition such that, if satisfied, the person will have control of the company or (ii) negotiating a share sale and purchase agreement with our shareholders that contemplates that the person will obtain control of the company upon completion, options may be exercised within six months of the date that the person obtains control of us or immediately before such period (i) to the extent vested and if any performance conditions have been satisfied to the satisfaction of the administrator or (ii) to the extent of 75% of the unvested shares underlying the option.

Under the Approved Plan, options granted before May 13, 2014 vested in full in connection with our initial public offering in November 2015. Such options became exercisable as to 25% of the underlying shares immediately following the listing date, 50% of the underlying shares shall become exercisable on the first anniversary of the listing date and 25% of the underlying shares shall become exercisable on the second anniversary of the listing date. Options granted on or after May 13, 2014 shall continue vesting as set forth in the option award agreement.

The number of shares underlying options and the option price thereof shall be adjusted appropriately following any capitalization issue, any offer made by way of rights, subdivision, consolidation or reduction of share capital. Our board of directors may amend or add rules to the Approved Plan or impose additional conditions or requirements on options or the terms on which Class B ordinary shares are acquired; provided, however, that no amendment may be made unless the consent of 75% of the shares underlying outstanding options is obtained.

2015 Plan

Our 2015 Plan was adopted by our board of directors on September 2, 2015 and approved by our shareholders on November 4, 2015 and became effective upon the closing of our initial public offering. The 2015 Plan allows the compensation committee to make equity-based incentive awards to our officers, employees, non-employee directors and consultants.

We initially reserved a total of 5,500,000 shares, or the Initial Limit, for the issuance of awards under the 2015 Plan, in connection with our initial public offering in November 2015. This number is subject to adjustment in the event of a share split, share dividend or other change in our capitalization. The 2015 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2016, by 5% of the outstanding number of ordinary shares on the immediately preceding December 31 or such lesser number of shares as determined by our board of directors. We refer to such number as the Annual Increase.

The shares we issue under the 2015 Plan will be authorized but unissued shares or shares that we reacquire. Ordinary shares underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of shares, or are otherwise terminated (other than by exercise) under the 2015 Plan will be added back to the ordinary shares available for issuance under the 2015 Plan.

Share options and share appreciation rights with respect to no more than 2,500,000 ordinary shares may be granted to any one individual in any one calendar year. The maximum number of ordinary shares that may be issued as incentive share options may not exceed the Initial Limit cumulatively increased on January 1, 2016 and on each January 1 thereafter by the lesser of the Annual Increase or 2,750,000 shares. The value of all awards made under the 2015 Plan and all other cash compensation paid by us to any non-employee director in any calendar year shall not exceed $1,000,000.

The 2015 Plan is administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2015 Plan.

The 2015 Plan permits the granting of both options to purchase ordinary shares intended to qualify as incentive stock options under Section 422 of the Code and non-qualified stock options. The exercise price of each option will be determined by our compensation committee at the time of the grant but may not be less than 100% of the fair market value of our ordinary shares on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised and may at any time accelerate the exercisability of all or a portion of any option.

Our compensation committee may award share appreciation rights subject to such conditions and restrictions as it may determine. Share appreciation rights entitle the recipient to ordinary shares equal to the value of the appreciation in our share price over the exercise price. The exercise price may not be less than 100% of the fair market value of our ordinary shares on the date of grant. The term of each share appreciation right will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each share appreciation right may be exercised.

Our compensation committee may award restricted ordinary shares and restricted share units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain pre-established performance goals and/or continued employment with us through a specified period. Our compensation committee may also grant ordinary shares that are free from any restrictions under the 2015 Plan. Unrestricted shares may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant performance share awards to participants that entitle the recipient to receive awards of ordinary shares upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine. Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would have been paid if the recipient had held a specified number of ordinary shares.

Our compensation committee may grant cash awards under the 2015 Plan to participants, subject to the achievement of certain performance goals.

Our compensation committee may grant awards of restricted shares, restricted share units, performance share awards or cash-based awards under the 2015 Plan that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Such awards will only vest or become payable upon the attainment of pre-determined performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that could be used with respect to any such awards include: total shareholder return, expense levels, earnings before interest, taxes, depreciation and amortization, or any elements thereof, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our ordinary shares, economic value-added, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, shareholder returns, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of our ordinary shares, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code that may be made to certain of our officers during any twelve month period is 2,500,000 ordinary shares with respect to a share-based award and $15,000,000 with respect to a cash-based award.

The 2015 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2015 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under the 2015 Plan. To the extent that awards granted under the 2015 Plan are not assumed or continued or substituted by the successor entity, all options and share appreciation rights that are not exercisable immediately prior to the effective time of the sale event shall become fully exercisable as of the effective time of the sale event, all other awards with time-based vesting, conditions or restrictions, shall become fully vested and nonforfeitable as of the effective time of the sale event and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in the discretion of the compensation committee and, upon the effective time of the sale event, all outstanding awards granted under the 2015 Plan shall terminate. In the event of such termination, individuals holding options and share appreciation rights will be permitted to exercise such options and share appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event. In addition, in connection with the termination of the 2015 Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and share appreciation rights equal to the difference between the per share cash consideration payable to shareholders in the sale event and the exercise price of the options or share appreciation rights.

Our board of directors may amend or discontinue the 2015 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2015 Plan require the approval of our shareholders.

No awards may be granted under the 2015 Plan after the date that is ten years from the effective date of the 2015 Plan (or, with respect to incentive share options, after ten years from the date of the Board’s approval of the 2015 Plan). No awards under the 2015 Plan have been made prior to the date hereof.

ESPP

The ESPP was adopted by our board of directors on September 2, 2015 and approved by our shareholders on November 4, 2015. The ESPP initially reserves and authorizes for issuance a total of 1,100,000. This number is subject to adjustment in the event of a share split, share dividend or other change in our capitalization.

Subject to applicable law, all employees whose customary employment is for more than 20 hours a week are eligible to participate in the ESPP. Any employee who owns 5% or more of the voting power or value of our ordinary shares is not eligible to purchase shares under the ESPP.

We may make one or more offerings each year to our employees to purchase shares under the ESPP, at the discretion of the administrator of the ESPP. Offerings will usually begin on each January and July and will continue for six-month periods, referred to as offering periods.

Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 days before the relevant offering date.

Each employee who is a participant in the ESPP may purchase shares by authorizing payroll deductions from 1% to 10% of his or her eligible compensation during an offering period. Unless a participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase ordinary shares on the last business day of the offering period at a price equal to 85 % of the fair market value of the shares on the first business day or the last business day of the offering period, whichever is lower, provided that no more than 550,000 ordinary shares may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of ordinary shares, valued at the grant date of the option to purchase such shares, under the ESPP in any calendar year.

An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason. We will promptly refund accumulated payroll deductions of an employee who has withdrawn from participation in the ESPP.

The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of ordinary shares authorized under the ESPP and certain other amendments require the approval of our shareholders.

Limitations on liability and indemnification matters

To the extent permitted by the Jersey law, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. See “Description of Share Capital—Limitation of Liability of Directors and Officers.” In addition, we maintain directors’ and officers’ insurance to insure such persons against certain liabilities.

Related party transactions

Since April 1, 2013, we have engaged in the following transactions with our directors, executive officers and holders of 5% or more of our ordinary shares, and affiliates of our directors, executive officers and holders of more than 5% of our ordinary shares. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Our audit committee is responsible for the review, approval and ratification of related-party transactions between us and any related person. The audit committee will review these transactions under our Code of Conduct, which governs conflicts of interests, among other matters, and is applicable to our employees, officers and directors.

Subscription and shareholders’ agreement

Shareholders, including entities affiliated with Insight Venture Partners, Index Ventures, and Dawn Capital, each of which is a holder of more than 5% of our outstanding ordinary shares, Peter Bauer, our Chief Executive Officer and a member of our board of directors and a holder of more than 5% of our outstanding ordinary shares, and Neil Murray, our Chief Technology Officer and another member of our board of directors and a holder of more than 5% of our outstanding ordinary shares, were parties to a Subscription and Shareholders’ Agreement, dated as of September 18, 2012, which governed, among other things, the election of directors, information rights and certain actions by our company requiring the consent of our shareholders or our board of directors. The Subscription and Shareholders’ Agreement terminated upon the completion of our initial public offering, which occurred in November 2015.

Registration rights

Following this offering’s completion, the holders of an aggregate of 28,658,599 ordinary shares, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of a Registration Rights Agreement between us and the holders of these shares, which was entered into in connection with our convertible preference share financings, and include demand registration rights, short-form registration rights and piggyback registration rights. These registration rights are assignable, subject to certain conditions, including that the assignee be bound by the terms and conditions of the subscription and shareholders’ agreement.

Demand registration rights

Under the terms of the Registration Rights Agreement, we will be required, upon the written request of the holders of a majority of the shares that are entitled to rights under the Registration Rights Agreement, held by former holders of Series A preferred shares, Series B preferred shares and founder shares, including entities affiliated with each of the Insight Venture Partners, Index Ventures and Dawn Capital, to register all or a portion of these shares for public resale as soon as reasonably practicable within 60 days of such request. We are not required to effect a registration pursuant to this provision of the Registration Rights Agreement (i) during the period 60 days before our good faith estimate of a date of filing of, and ending 180 days after the effective date of, a registration initiated by us; (ii) after we have effected one registration pursuant to this provision of the Registration Rights Agreement at the request of former holders of Series A preferred shares or founder shares; (iii) after we have effected two registration statements pursuant to this provision of the Registration Rights Agreement at the request of former holders of Series B preferred shares; or (iv) if the initiating holders propose to dispose of securities that may be registered on Form S-3 or Form F-3. If such a registration is to be an underwritten offering, then the holders’ registration rights are conditioned upon such holders’ participation in such underwriting. We may defer the filing of a registration statement once during any twelve-month period for a period of not more than 120 days, if we provide a certificate signed by our chief executive officer stating that, in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be effected at that time.

Short-form registration rights

If we are eligible to file a registration statement on Form S-3 or Form F-3 and have not effected more than two such registrations within the preceding twelve-month period, these holders have the right, upon written notice to us of more than 10% of the shares entitled to rights under the Registration Rights Agreement held by former holders of Series A preferred shares, Series B preferred shares, or founder shares, including each of the Insight Venture Partners, Index Ventures and Dawn Capital entities, to have such shares registered by us as soon as reasonably practicable within 45 days of such request, if the proposed aggregate price of the shares to be registered by the holders requesting registration is at least $5.0 million. However, we may defer the filing of a registration statement once during any twelve-month period for a period of not more than 120 days, if we provide a certificate signed by our chief executive officer stating that, in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be effected at that time.

Piggyback registration rights

If we register any of our securities for our own account any time, the holders of these shares are entitled to include their shares in the registration. If such registration is to be an underwritten offering, then the holders’ registration rights are conditioned on such holders’ participation in such underwriting.

Other obligations

The registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of ordinary shares to be included in the registrations. We are generally required to bear the expense of all registrations, except underwriting discounts and commissions. The Registration Rights Agreement also contains the mutual commitment of us and the holders to indemnify each other for losses attributable to untrue statements or omission of a material fact or violations of the Securities Act or state securities laws incurred by us with registrations under the agreement.

Termination

The registration rights and our obligations thereunder terminate seven years after the closing of our initial public offering, which occurred in November 2015 or, as to any individual holder, at such earlier time at which all shares held by such holder can be sold in any three-month period without registration in compliance with Rule 144 of the Securities Act.

Agreements with officers

We have entered into written employment agreements with each of Peter Bauer, Peter Campbell and Neil Murray. See “Management—Employment and Consulting Agreements—Executive Management.” These agreements each contain customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. We have also entered into offer letters with Ed Jennings, our Chief Operating Officer and Robert P. Nault, our General Counsel.

Other arrangements

We are party to an arrangement with Dawn Capital, a holder of more than 5% of our outstanding ordinary shares, pursuant to which we pay Dawn Capital an amount of £12,000 per annum for the services of Norman Fiore, a member of our board of directors appointed by Dawn Capital.

We were party to an arrangement with Insight Venture Partners, a holder of more than 5% of our outstanding ordinary shares, pursuant to which it provides to us certain business development services, including in the areas of enterprise selling, partnerships and M&A, the build-out of our U.S. marketing department, selling to state and local government and inside sales strategies. For the three year period ended March 31, 2016, we paid an aggregate amount of $65,000 to Insight Venture Partners as consideration for such services.

Principal and selling shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of August 31, 2016 and as adjusted to reflect the sale of ordinary shares offered by the selling shareholders in this offering, by:

•	each of the members of our board of directors;

•	each of our other executive officers;

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our ordinary shares; and

•	each of the selling shareholders.

As of August 31, 2016, we had 45 holders of record of our ordinary shares in the United States. These shareholders held in the aggregate 30,344,118 of our outstanding ordinary shares, or 55% of our outstanding ordinary shares as of August 31, 2016. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the applicable SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, investment power, which includes the power to dispose of or to direct the disposition of such security, or has the right to receive the economic benefit of ownership of the security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, and such securities are considered outstanding for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. The percentages of shares beneficially owned is based on a total of 54,714,692 ordinary shares outstanding as of August 31, 2016. Except as otherwise indicated, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated ordinary shares, subject to community property laws, where applicable. Except as otherwise set forth below, the address of each beneficial owner is c/o Mimecast Limited, CityPoint, One Ropemaker Street, Moorgate, London EC2Y 9AW, United Kingdom.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under the section titled “Related Party Transactions.”

	Shares beneficially owned prior to the offering		Shares to be sold in the offering		Shares beneficially owned after the offering if the underwriters’ option to purchase additional shares is not exercised		Shares beneficially owned after the offering if the underwriters’ option to purchase additional shares is exercised in full
Name of beneficial owner	Number	Percentage	Assuming underwriters’ option is not exercised	Assuming underwriters’ option is exercised	Number	Percentage	Number	Percentage

5% shareholders
Abdiel Capital Management, LLC(1)	2,725,232	5.0%	—	—	2,752,232	5.0%	2,725,232	5.0%
Entities affiliated with Insight Venture Partners(2)	9,507,752	17.4%	—	—	9,507,752	17.4%	9,507,752	17.4%
Entities affiliated with Index Ventures(3)	7,843,908	14.3%	2,608,696	3,000,000	5,235,212	9.6%	4,843,908	8.9%
Entities affiliated with Dawn Capital(4)	6,687,370	12.2%	434,782	500,000	6,252,588	11.4%	6,187,370	11.3%

Executive officers and directors
Peter Bauer(5)	4,956,876	9.0%	—	—	4,956,876	9.0%	4,956,876	9.0%
Peter Campbell(6)	531,849	*	—	—	531,849	*	531,849	*
Neil Murray	3,607,265	6.6%	304,348	350,000	3,302,917	6.0%	3,257,265	6.0%
Ed Jennings(7)	177,023	*	—	—	177,023	*	177,023	*
Robert P. Nault	—	—	—	—	—	—	—	—
Christopher FitzGerald	20,000	*	—	—	20,000	*	20,000	*
Bernard Dallé(8)	7,843,908	14.3%	2,608,696	3,000,000	5,235,212	9.6%	4,843,908	8.9%
Norman Fiore(4)	6,687,370	12.2%	434,782	500,000	6,252,588	11.4%	6,187,370	11.3%
Jeffrey Lieberman(2)	9,507,752	17.4%	—	—	9,507,752	17.4%	9,507,752	17.4%
Hagi Schwartz(9)	7,634	*	—	—	7,634	*	7,634	*

Other selling shareholders
James Epsey	1,138,102	2.1%	652,174	750,000	485,928	*	388,102	*

All executive officers and directors as a group (10 persons)(10)	33,339,677	60.9%	3,347,826	3,850,000	29,991,851	54.8%	29,489,677	53.9%

(*)	Represents beneficial ownership of less than 1%.

(1)	This information is as of December 31, 2015 and is based solely on a Schedule 13G filed by Abdiel Capital Management, LLC (“Abdiel Capital”) with the SEC on February 25, 2016. The ownership consists of (i) 2,591,731 shares held by Abdiel Qualified Master Fund, LP and (ii) 133,501 shares held by Abdiel Capital, LP. As reported on the Schedule 13G, Abdiel Capital Management, LLC and Abdiel Capital Advisors, LP serve as the general partner and the investment manager, respectively, of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP. Colin T. Moran serves as managing member of Abdiel Capital Management, LLC and Abdiel Capital Partners, LLC, which serves as the general partner of Abdiel Capital Advisors, LP. The percent owned is based on the calculations provided by the Abdiel Schedule 13G. The address of Abdiel Capital is 410 Park Avenue, Suite 930, New York, NY 10022.

(2)

Consists of (i) 3,616,953 shares owned by Insight Venture Partners VII, L.P.; (ii) 1,592,260 shares owned by Insight Venture Partners (Cayman) VII, L.P.; (iii) 83,717 shares owned by Insight Venture Partners VII (Co-Investors), L.P.; (iv) 228,783 shares owned by Insight Venture Partners (Delaware) VII, L.P; and (v) 3,986,039 shares owned by Insight Ventures Partners Coinvestment Fund II, L.P. (“Coinvest II”). Insight Holdings Group, LLC (“Holdings”) is the sole shareholder of Insight Venture Associates VII, Ltd. (“IVA Ltd”). IVA Ltd is the general partner of Insight Venture Associates VII, L.P. (“IVA LP”), which is the general partner of Insight Venture Partners VII, L.P., Insight Venture Partners (Cayman) VII, L.P., Insight Venture Partners (Delaware) VII, L.P. and Insight Venture Partners VII (Co-Investors), L.P. (collectively, “Fund VII”). Holdings is also the general partner of Insight Venture Associates Coinvestment II, L.P. (“IVAC”). IVAC is the general partner of Coinvest II. Each of Jeffrey Horing, Deven Parekh, Peter

Sobiloff, Jeffrey Lieberman and Michael Triplett is a member of the board of managers of Holdings. Because Messrs. Horing, Parekh, Sobiloff, Lieberman and Triplett are members of the board of managers of Holdings, Holdings is the sole shareholder of IVA Ltd and the general partner of IVAC, IVA LP is the general partner of Fund VII and IVAC is the general partner of Coinvest II, Messrs. Horing, Parekh, Sobiloff, Lieberman and Triplett have voting and dispositive power over the shares noted above. The principal address of the entities affiliated with Insight Venture Management, LLC is c/o Insight Venture Partners, 1114 Avenue of the Americas, 36th Floor, New York, NY 10036.

(3)	Before the offering, consists of (i) 7,683,834 ordinary shares held of record by Index Ventures V (Jersey) L.P.; (ii) 62,018 ordinary shares held of record by Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P. and (iii) 98,056 shares held of record by Yucca (Jersey) SLP. Index Ventures Associates V Limited, or IVA V, is the managing general partner of Index Ventures V (Jersey) L.P. and Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P. Yucca (Jersey) SLP is the nominee shareholder for participants in the Index co-investment scheme that is contractually required to mirror the Index Funds’ investment. Bernard Dallé, David Hall, Paul Willing, Phil Balderson, Charles Le Cornu and Sinéad Meehan are the members of the board of directors of IVA V and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by the Index Funds. The principal address of the Index Funds and Yucca (Jersey) SLP is 44 Esplanade, St Helier, Jersey JE4 9WG, Channel Islands.

(4)	Before the offering, consists of (i) 2,789,632 shares held by Dawn Enterprise Capital Fund LP; (ii) 1,057,499 shares held by Dawn Mimecast Holdings Limited; (iii) 328,166 shares held by Dawn Mimecast (II) Holdings Limited; (iv) 2,132,813 shares held by Dawn Mimecast (III) Holdings Limited; (v) 349,346 shares held by Dawn Mimecast (IV) Holdings Limited; and (vi) 29,914 shares held by Dawn Mimecast (V) Holdings Limited (collectively, the “Holdings Funds”). Each of Dawn Mimecast Holdings Limited, Dawn Mimecast (II) Holdings Limited, Dawn Mimecast (III) Holdings Limited, Dawn Mimecast (IV) Holdings Limited and Dawn Mimecast (V) Holdings Limited is controlled by the holders of voting shares issued by them, and the majority (over 65%) of all voting shares are held in equal proportions by two family trusts, which we refer to as the trust for the Fiore family and the trust for the Overli family. Neither Mr. Fiore nor Mr. Overli, nor any other Dawn employee or director, is a trustee of these trusts, or a director of any of the funds, and thus none of them have voting or dispositive power over the shares held by the trusts or the funds. Voting and dispositive power over the shares held by the trust for the Fiore family is held by LJ Skye Trustees Limited, the directors of which are Paul Quirk, Mark Veale and Robert Burton, with an address at Commerce House 1 Bowring Road, Ramsey Isle of Man IM8 2LQ British Isles. Voting and dispositive power over the shares held by the trust for the Overli family is held by Bentley Trust (Malta) Limited, the directors of which are Nicholas Bryan Bentley, Melody Rooke, Malcolm Keith Becker, Eugene Warrington and Franceso Apap Bologna with an address at Level 7, Portomaso Business Tower, St Julians, Malta STJ 4011. The remainder of the shares held by the Holdings Funds are held by Mr. Josh Bell, over which he has voting and dispositive power. The address of Mr. Bell is 17 Tottenham Street, London, United Kingdom. Voting and dispositive power over the shares held by Dawn Enterprise Capital Fund LP are held by Dawn Capital LLP, the designated members of which are Norman Fiore and Haakon Overli. The address of Dawn Enterprise Capital Fund LP is Soho, London W1B 5NE, United Kingdom.

(5)	Consists of (i) 2,456,876 shares held directly by Mr. Bauer and (ii) 2,500,000 shares held by Rock Trustees Limited as Trustees of the Butterworth Trust, of which Mr. Bauer is a beneficiary. As trustee of the Butterworth Trust, Rock Trustees Limited exercises dispositive power over the shares held by the Butterworth Trust.

(6)	Consists of (i) 248,516 shares held directly by Mr. Campbell and (ii) 283,333 shares issuable upon the exercise of share options exercisable within 60 days after August 31, 2016.

(7)	Consists of 177,023 shares issuable upon the exercise of share options exercisable within 60 days after August 31, 2016.

(8)	Mr. Dallé is a partner within the Index Ventures group. Advisors within the Index Ventures group provide advice to Index Ventures V (Jersey) L.P., Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P., and Yucca (Jersey) SLP (the “Index Funds”) but do not have any voting, investment and dispositive power with respect to the shares held by these entities. Mr. Dallé, who is a member of our board of directors, is a partner within the Index Ventures group.

(9)	Consists of (i) 6,246 shares held directly by Mr. Schwartz and (ii) 1,388 shares issuable upon vesting of restricted share units within 60 days after August 31, 2016.

(10)	See footnotes 1 through 9 above. Includes 461,744 shares issuable upon exercise of share options exercisable within 60 days after August 31, 2016 and restricted stock units vesting within 60 days after August 31, 2016.

Description of share capital

The following descriptions are summaries of the material terms of our Articles of Association and Memorandum of Association. Reference is made to the more detailed provisions of the Articles of Association and Memorandum of Association. Please note that this summary is not intended to be exhaustive. For further information please refer to the full version of our Articles of Association and Memorandum of Association which is included as an exhibit to the registration statement of which this prospectus is part.

General

Our company was established under the laws of Jersey, Channel Islands, on July 28, 2015 with registered number 119119. Our register of members is kept at Queensway House, Hilgrove Street, St. Helier, Jersey JE1 1ES and our U.S. Branch register is held at 250 Royall Street, Canton, MA 02021. Our registered office is 22 Grenville Street, St. Helier, Jersey JE4 8PX. Our secretary is Peter Campbell and our assistant secretary is Mourant Ozannes Secretaries (Jersey) Limited. Under our Memorandum and Articles of Association, our authorized share capital consists of 300,000,000 ordinary shares, nominal value $0.012 per share and 5,000,000 preferred shares, nominal value $0.012 per share.

Issued share capital

Our issued share capital as of June 30, 2016 was 54,476,620 ordinary shares with a nominal value of $0.012 per share. Each issued ordinary share is fully paid. We currently have no deferred shares in our issued share capital.

Ordinary shares

The holders of ordinary shares are entitled to receive dividends in proportion to the number of ordinary shares held by them. Holders of ordinary shares are entitled, in proportion to the number of ordinary shares held by them, to share in any surplus in the event of our winding up. The holders of ordinary shares are entitled to receive notice of, attend either in person or by proxy or, being a corporation, by a duly authorized representative, and vote at general meetings of shareholders.

Preferred shares

Pursuant to Jersey law and our Memorandum and Articles of Association, our board of directors by resolution may establish one or more classes of preferred shares having such number of shares, designations, dividend rates, relative voting rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established would be preferential to the rights attaching to our ordinary shares and could also have the effect of discouraging an attempt to obtain control of us.

Options

As of June 30, 2016, there were options to purchase 7,819,303 ordinary shares outstanding.

Anti-takeover effects of certain provisions of our articles of association

General

Our Articles of Association contain provisions that could have the effect of delaying, deterring or preventing another party from acquiring or seeking to acquire control of us. These provisions, as well as our ability to issue preferred shares, are designed to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also intended to encourage anyone seeking to acquire control of us to negotiate first with our board of directors. However, these provisions may also delay, deter or prevent a change in control or other takeovers of our company that our shareholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of our ordinary shares and also may limit the price that investors are willing to pay in the future for our ordinary shares. These provisions may also have the effect of preventing changes in our management. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms. A description of these provisions is set forth below.

Staggered board of directors

Our Articles of Association provide for a staggered board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our shareholders. The terms of the Class I, Class II and Class III directors will expire in 2016, 2017 and 2018, respectively. Beginning in 2016, our shareholders will elect directors for three-year terms upon the expiration of their current terms. Our shareholders will elect only one class of directors each year. We believe that classification of our board of directors will help to ensure the continuity and stability of our business strategies and policies as determined by our board of directors. There is no cumulative voting in the election of directors. As such, this classified board provision could have the effect of making the replacement of incumbent directors more time-consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors also may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be believed by our shareholders to be in their best interest.

Issuance of preferred shares

The ability to authorize and issue preferred shares is vested in our board of directors, which makes it possible for our board of directors to issue preferred shares with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

No shareholder action by written consent

Our Articles of Association provide that all shareholder actions are required to be taken by a vote of the shareholders at an annual or special meeting, and that shareholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take shareholder actions and would prevent the amendment of our Articles of Association or Memorandum of Association or removal of directors by our shareholders without holding a meeting of shareholders.

Advance notice procedure

Our Articles of Association provide an advance notice procedure for shareholders to nominate director candidates for election, including proposed nominations of persons for election to the board of directors. Subject to the rights of the holders of any series of preferred shares, only persons nominated by, or at the direction of, our board of directors or by a shareholder who has given proper and timely notice to our secretary prior to the meeting, will be eligible for election as a director. In addition, any proposed business other than the nomination of persons for election to our board of directors must constitute a proper matter for shareholder action pursuant to the notice of meeting delivered to us. For notice to be timely, it must be received by our secretary not less than 90 nor more than 120 calendar days prior to the first anniversary of the previous year’s annual meeting (or if the date of the annual meeting is advanced more than 30 calendar days or delayed by more than 60 calendar days from such anniversary date, not earlier than the 120th calendar day nor more than 90 days prior to such meeting or the 10th calendar day after public announcement of the date of such meeting is first made). These advance notice provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of us.

Limitation of liability of directors and officers

Our Articles of Association include provisions that indemnify, to the fullest extent allowable under Jersey law, the personal liability of directors or officers for monetary damages for actions taken as our director or officer, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. However, exculpation does not apply if the directors acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from their actions as directors. We will also be expressly authorized to advance certain reasonable expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities.

We believe that the limitation of liability and indemnification provisions in our Articles of Association and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Other Jersey, Channel Islands Law Considerations

Purchase of own shares

As with declaring a dividend, we may not buy back or redeem our shares unless our directors who are to authorize the buyback or redemption have made a statutory solvency statement that, immediately following the date on which the buyback or redemption is proposed, the company will be able to discharge its liabilities as they fall due and, having regard to prescribed factors, the company will be able to continue to carry on business and discharge its liabilities as they fall due for the 12 months immediately following the date on which the buyback or redemption is proposed (or until the company is dissolved on a solvent basis, if earlier).

If the above conditions are met, we may purchase shares in the manner described below.

We may purchase on a stock exchange our own fully paid shares pursuant to a special resolution of our shareholders adopted in November 2015.

We may purchase our own fully paid shares otherwise than on a stock exchange pursuant to a special resolution of our shareholders, but only if the purchase is made on the terms of a written purchase contract which has been approved by an ordinary resolution of our shareholders. The shareholder from whom we propose to purchase or redeem shares is not entitled to take part in such shareholder vote in respect of the shares to be purchased.

We may fund a redemption or purchase of our own shares from any source. We cannot purchase our shares if, as a result of such purchase, only redeemable shares would remain in issue.

If authorized by a resolution of our shareholders, any shares that we redeem or purchase may be held by us as treasury shares. Any shares held by us as treasury shares may be cancelled, sold, transferred for the purposes of or under an employee share scheme or held without cancelling, selling or transferring them. Shares redeemed or purchased by us are cancelled where we have not been authorized to hold these as treasury shares.

Mandatory purchases and acquisitions

The Jersey Companies Law provides that where a person has made an offer to acquire a class of all of our outstanding shares not already held by the person and has as a result of such offer acquired or contractually agreed to acquire 90% or more of such outstanding shares, that person is then entitled (and may be required) to acquire the remaining shares of such shares. In such circumstances, a holder of any such remaining shares may apply to the Jersey court for an order that the person making such offer not be entitled to purchase the holder’s shares or that the person purchase the holder’s shares on terms different to those under which the person made such offer.

Other than as described above and below under “U.K. City Code on Takeovers and Mergers,” we are not subject to any regulations under which a shareholder that acquires a certain level of share ownership is then required to offer to purchase all of our remaining shares on the same terms as such shareholder’s prior purchase.

Compromises and arrangements

Where we and our creditors or shareholders or a class of either of them propose a compromise or arrangement between us and our creditors or our shareholders or a class of either of them (as applicable), the Jersey court may order a meeting of the creditors or class of creditors or of our shareholders or class of shareholders (as applicable) to be called in such a manner as the court directs. Any compromise or arrangement approved by a majority in number representing 75% or more in value of the creditors or 75% or more of the voting rights of shareholders or class of either of them (as applicable) if sanctioned by the court, is binding upon us and all the creditors, shareholders or members of the specific class of either of them (as applicable).

Whether the capital of the company is to be treated as being divided into a single or multiple class(es) of shares is a matter to be determined by the court. The court may in its discretion treat a single class of shares as multiple classes, or multiple classes of shares as a single class, for the purposes of the shareholder approval referred to above taking into account all relevant circumstances, which may include circumstances other than the rights attaching to the shares themselves.

U.K. city code on takeovers and mergers

The U.K. City Code on Takeovers and Mergers, or the Takeover Code, applies, among other things, to an offer for a public company whose registered office is in the Channel Islands and whose securities are not admitted to trading on a regulated market or a multilateral trading facility in the United Kingdom or any stock exchange in the Channel Islands or the Isle of Man if the company is considered by the Panel on Takeovers and Mergers, or the Takeover Panel, to have its place of central management and control in the United Kingdom or the Channel

Islands or the Isle of Man (in each case, a “Code Company”). This is known as the “residency test.” Under the Takeover Code, the Takeover Panel will determine whether we have our place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man by looking at various factors, including the structure of our board of directors, the functions of the directors and where they are resident.

The Takeover Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the Takeover Code contains certain rules in respect of mandatory offers for Code Companies. Under Rule 9 of the Takeover Code, if a person:

•

acquires an interest in shares of a Code Company that, when taken together with shares in which persons acting in concert with such person are interested, carry 30% or more of the voting rights of the Code Company; or

•

who, together with persons acting in concert with such person, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in the Code, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer, and, depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer (or provide a cash alternative) for the Code Company’s outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

We currently do not anticipate being subject to the Takeover Code, as we intend to have our place of central management and control outside of the United Kingdom, the Channel Islands or the Isle of Man, but may in the future become subject to it due to changes in the board’s composition, changes in the Takeover Panel’s interpretation of the Takeover Code or other events.

Rights of minority shareholders

Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the grounds that the conduct of our affairs, including a proposed or actual act or omission by us, is “unfairly prejudicial” to the interests of our shareholders generally or of some part of our shareholders, including at least the shareholder making the application. What amounts to unfair prejudice is not defined in the Jersey Companies Law. There may also be common law personal actions available to our shareholders.

Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating our affairs, requiring us to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by us or by any of our other shareholders.

Jersey regulatory matters

The Jersey Financial Services Commission, or JFSC, has given, and has not withdrawn, its consent under Article 2 of the Control of Borrowing (Jersey) Order 1958 to the issue of our ordinary shares. The JFSC is protected by the Control of Borrowing (Jersey) Law 1947 against any liability arising from the discharge of its functions under that law.

A copy of this prospectus has been delivered to the Jersey Registrar of Companies in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002 and the Jersey Registrar of Companies has given, and has not withdrawn, his consent to its circulation.

It must be distinctly understood that, in giving these consents, neither the Jersey Registrar of Companies nor the JFSC takes any responsibility for the financial soundness of the Company or for the correctness of any statements made, or opinions expressed, with regard to it. If you are in any doubt about the contents of this prospectus, you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser.

The price of securities and the income from them can go down as well as up. Nothing in this prospectus or anything communicated to holders or potential holders of any of our ordinary shares (or interests in them) by or on behalf of the Company is intended to constitute or should be construed as advice on the merits of the purchase of or subscription for any ordinary shares (or interests in them) for the purposes of the Financial Services (Jersey) Law 1998.

The directors of the Company have taken all reasonable care to ensure that the facts stated in this prospectus are true and accurate in all material respects, and that there are no other facts the omission of which would make misleading any statement in the prospectus, whether of facts or opinion. All the directors of the Company accept responsibility accordingly.

Differences in corporate law

Set forth below is a comparison of certain shareholder rights and corporate governance matters under Delaware law and Jersey law:

Corporate law issue	Delaware law	Jersey law
Special Meetings of Shareholders	Shareholders generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or by-laws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.

Shareholders holding 10% or more of the company’s voting rights and entitled to vote at the relevant meeting may legally require our directors to call a meeting of shareholders.

The Jersey Financial Services Commission, or JFSC, may, at the request of any officer, secretary or shareholder, call or direct the calling of an annual general meeting. Failure to call an annual general meeting in accordance with the requirements of the Jersey Companies Law is a criminal offense on the part of a Jersey company and its directors and secretary.

Interested Director Transactions	Interested director transactions are permissible and may not be legally voided if: • either a majority of disinterested directors, or a majority in interest of holders	An interested director must disclose to the company the nature and extent of any interest in a transaction with the company, or one of its subsidiaries, which to a material extent conflicts or may conflict

Corporate law issue	Delaware law	Jersey law

of shares of the corporation’s capital stock entitled to vote upon the matter, approves the transaction upon disclosure of all material facts; or

•   the transaction is determined to have been fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the shareholders.

with the interests of the company and of which the director is aware. Failure to disclose an interest entitles the company or a shareholder to apply to the court for an order setting aside the transaction concerned and directing that the director account to the company for any profit.

A transaction is not voidable and a director is not accountable notwithstanding a failure to disclose an interest if the transaction is confirmed by special resolution and the nature and extent of the director’s interest in the transaction are disclosed in reasonable detail in the notice calling the meeting at which the resolution is passed.

Although it may still order that a director account for any profit, a court will not set aside a transaction unless it is satisfied that the interests of third parties who have acted in good faith would not thereby be unfairly prejudiced and the transaction was not reasonable and fair in the interests of the company at the time it was entered into.

Cumulative Voting	The certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.	There are no provisions in the Jersey Companies Law relating to cumulative voting.

Approval of Corporate Matters by Written Consent	Unless otherwise specified in a corporation’s certificate of incorporation, shareholders may take action permitted to be taken	If permitted by the articles of association of a company, a written consent signed and passed by the specified majority

Corporate law issue	Delaware law	Jersey law
	at an annual or special meeting, without a meeting, notice or a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated and are only effective if the requisite signatures are collected within 60 days of the earliest dated consent delivered.	of members may effect any matter that otherwise may be brought before a shareholders’ meeting, except for the removal of a company’s auditors. Such consent shall be deemed effective when the instrument, or the last of several instruments, is signed by the specified majority of members or on such later date as is specified in the resolution.

Business Combinations	With certain exceptions, a merger, consolidation or sale of all or substantially all of the assets of a Delaware corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.	A sale or disposal of all or substantially all the assets of a Jersey company must be approved by the board of directors and, only if the articles of association of the company require, by the shareholders in general meeting. A merger involving a Jersey company must be generally documented in a merger agreement which must be approved by special resolution of that company.

Limitations on Director’s Liability and Indemnification of Directors and Officers	A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, stock purchases or redemptions, or any transaction from which a director derived an

The Jersey Companies Law does not contain any provision permitting Jersey companies to limit the liabilities of directors for breach of fiduciary duty.

However, a Jersey company may exempt from liability, and indemnify directors and officers for, liabilities:

•   incurred in defending any civil or criminal legal proceedings where:

•   the person is either acquitted or receives a judgment in their favor;

Corporate law issue	Delaware law	Jersey law

improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under U.S. federal securities laws.

A Delaware corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of his or her position if (i) the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.

•   where the proceedings are discontinued other than by reason of such person (or someone on their behalf) giving some benefit or suffering some detriment; or

•   where the proceedings are settled on terms that such person (or someone on their behalf) gives some benefit or suffers some detriment but in the opinion of a majority of the disinterested directors, the person was substantially successful on the merits in the person’s resistance to the proceedings;

•   incurred to anyone other than to the company if the person acted in good faith with a view to the best interests of the company;

•   incurred in connection with an application made to the court for relief from liability for negligence, default, breach of duty or breach of trust under Article 212 of the Jersey Companies Law in which relief is granted to the person by the court; or

•   incurred in a case in which the company normally maintains insurance for persons other than directors.

Appraisal Rights	A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights under which the shareholder may receive cash in the amount of the fair value of the	No appraisal rights.

Corporate law issue	Delaware law	Jersey law
shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.

Shareholder Suits

Class actions and derivative actions generally are available to the shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the ground that the conduct of a company’s affairs, including a proposed or actual act or omission by a company, is “unfairly prejudicial” to the interests of shareholders generally or of some part of shareholders, including at least the shareholder making the application.

There may also be customary law personal actions available to shareholders. Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating the affairs of a company, requiring a company to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by a company or by any of its other shareholders.

Inspection of Books and Records	All shareholders of a Delaware corporation have the right, upon written demand, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any purpose	The register of shareholders and books containing the minutes of general meetings or of meetings of any class of shareholders of a Jersey company must during business

Corporate law issue	Delaware law	Jersey law
	reasonably related to such person’s interest as a shareholder.	hours be open to the inspection of a shareholder of the company without charge. The register of directors and secretaries must during business hours (subject to such reasonable restrictions as the company may by its articles of association or in general meeting impose, but so that not less than two hours in each business day be allowed for inspection) be open to the inspection of a shareholder or director of the company without charge.

Amendments to Charter	Amendments to the certificate of incorporation of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation. A provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.	The memorandum of association and articles of association of a Jersey company may only be amended by special resolution (being a two-third majority if the articles of association of the company do not specify a greater majority) passed by shareholders in general meeting or by written resolution signed by all the shareholders entitled to vote.

Transfer agent and registrar

The transfer agent and registrar for our ordinary shares is Computershare Trust Company, N.A. Its address is 250 Royall Street, Canton, MA 02021, and its telephone number is (800) 662-7232.

Listing

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “MIME.”

Shares eligible for future sale

Following this offering, we will have outstanding 54,476,620 ordinary shares. All of the ordinary shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Such freely transferable shares are in addition to the 7,750,000 ordinary shares that we sold in our initial public offering. The remaining outstanding ordinary shares are deemed to be “restricted securities” as defined in Rule 144, which may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 of the Securities Act, subject to the lock-up agreements described below. Sales of substantial numbers of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares. We cannot assure you that a regular trading market will be sustained in the ordinary shares.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our ordinary shares or the average weekly trading volume of our ordinary shares during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Lock-up agreements

We, our officers, directors, the selling shareholders and entities affiliated with Insight Venture Partners have agreed with the underwriters, subject to certain limited exceptions, not to offer, pledge, sell, contract to sell, grant any option to purchase, make any short sale, directly or indirectly, or otherwise dispose of any ordinary shares or any securities convertible into or exchangeable for ordinary shares except for the ordinary shares offered in this offering without the prior written consent of J.P. Morgan Securities LLC for a period of 90 days after the date of this prospectus with certain limited exceptions.

Rule 701

In general, under Rule 701 of the Securities Act, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory share plan or other written agreement executed prior to the completion of our initial public offering, which occurred in November 2015 is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Share options

We have filed a registration statement on Form S-8 under the Securities Act to register all of our ordinary shares subject to outstanding options and options and other awards issuable pursuant to our equity incentive plans. See “Management—Directors’ and Executive Management Compensation” for additional information regarding our equity compensation. Accordingly, our ordinary shares registered under that registration statement are available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

Taxation

Jersey tax considerations

The following summary of the anticipated tax treatment in Jersey of the holders of ordinary shares (other than holders of ordinary shares resident in Jersey) is based on Jersey taxation law as it is understood to apply at the date of this document. It does not constitute legal or tax advice. Holders of ordinary shares should consult their professional advisers on the implications of acquiring, holding or disposing of ordinary shares under the laws of the jurisdictions(s) in which they may be liable to taxation. Holders of ordinary shares should also be aware that tax laws, rules and practice and their interpretation may change.

Our affairs are, and are intended to continue to be, managed and controlled in the United Kingdom for tax purposes and therefore we are resident in the United Kingdom for U.K. and Jersey tax purposes.

We are not regarded as resident for tax purposes in Jersey, Channel Islands. On that basis, we are not subject to income tax in Jersey. However, if we derive any income from the renting or development of land in Jersey or the importation and supply of hydrocarbon oil into Jersey, such income will be subject to tax at the rate of 20%. It is not expected that we will derive any such income.

Withholding tax

Dividends on ordinary shares may be paid by us without withholding or deduction for or on account of Jersey income tax and holders of ordinary shares (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such ordinary shares.

Goods and services tax

Jersey charges a tax on goods and services supplied in the Island (which we refer to as GST). We are an “international services entity” for the purposes of the Goods and Services Tax (Jersey) Law 2007 (the “GST Law”) and consequently, we are not required to:

(i) register as a taxable person pursuant to the GST Law;

(ii) charge goods and services tax in Jersey in respect of any supply made by us; or

(iii) subject to limited exceptions that are not expected to apply to us, pay goods and services tax in Jersey in respect of any supply made to us.

Stamp duty

In Jersey, no stamp duty is levied on the issue or transfer of the ordinary shares except that stamp duty is payable on Jersey grants of probate and letters of administration, which will generally be required to transfer ordinary shares on the death of a holder of such ordinary shares to the extent such ordinary shares are deemed to be movable property in Jersey. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situated in respect of a holder of ordinary shares domiciled in Jersey, or situated in Jersey in respect of a holder of ordinary shares domiciled outside Jersey) and is payable on a sliding scale at a rate of up to 0.75% of such estate.

Jersey does not otherwise levy taxes upon capital, inheritances, capital gains or gifts nor are there other estate duties.

U.K. tax considerations

The following statements are a general guide to certain aspects of current U.K. tax law and the current published practice of HM Revenue and Customs, both of which are subject to change, possibly with retrospective effect.

The following statements are intended to apply to holders of ordinary shares who are only resident for tax purposes in the U.K., who hold the ordinary shares as investments and who are the beneficial owners of the ordinary shares. The statements may not apply to certain classes of holders of ordinary shares, such as dealers in securities and persons acquiring ordinary shares in connection with their employment. Prospective investors in ordinary shares who are in any doubt as to their tax position regarding the acquisition, ownership and disposition of the ordinary shares should consult their own tax advisers.

Withholding tax

We will not be required to deduct or withhold U.K. tax at source from dividend payments we make.

Stamp duty and stamp duty reserve tax

No stamp duty reserve tax will be payable on the issue of the ordinary shares or on any transfer of our ordinary shares, provided that the ordinary shares are not registered in a register kept in the United Kingdom. It is not intended that such a register will be kept in the United Kingdom.

No stamp duty will be payable on the issue of the ordinary shares by us. No stamp duty will be payable on a transfer of our ordinary shares provided that (i) any instrument of transfer is not executed inside the United Kingdom, and (ii) such instrument of transfer does not relate to any property situated, or any matter or thing done or to be done, in the United Kingdom.

Dividends

Individuals

Changes are being introduced in Finance (No. 2) Bill 2016 concerning the UK taxation of dividends for individual holders. These rules apply from April 6, 2016 and the following paragraphs are based on the expectation that the changes will be fully implemented when the Finance (No. 2) Bill 2016 is enacted.

With effect from April 6, 2016, the 10% dividend tax credit is abolished and a new £5,000 tax-free dividend allowance has been introduced. As a result, a United Kingdom resident individual shareholder will not pay income tax on the first £5,000 of dividend income they receive. The rates of income tax for dividends received above the dividend allowance will be:

(i)	7.5% for dividend income within the basic rate income tax band;

(ii)	32.5% for dividend income within the higher rate income tax band; and

(iii)	38.1% for dividend income within the additional rate income tax band.

Corporate shareholders within the charge to U.K. corporation tax

Holders of ordinary shares within the charge to U.K. corporation tax which are “small companies” for the purposes of Chapter 2 of Part 9A of the Corporation Tax Act 2009 (for the purposes of U.K. taxation of dividends) will not be subject to U.K. corporation tax on any dividend received from us provided certain conditions are met (including an anti-avoidance condition).

Other holders within the charge to U.K. corporation tax will not normally be subject to tax on dividends from us.

If the conditions for exemption are not met or cease to be satisfied, or such a holder elects for an otherwise exempt dividend to be taxable, the holder will be subject to U.K. corporation tax on dividends received from us, at the rate of corporation tax applicable to that holder.

Capital gains

Individuals

For individual holders, the principal factors that will determine the U.K. capital gains tax position on a disposal or deemed disposal of ordinary shares are the extent to which the holder realizes any other capital gains in the U.K. tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or earlier U.K. tax years, and the level of the annual allowance of tax-free gains in that U.K. tax year (the “annual exemption”). The annual exemption for the 2016/2017 U.K. tax year is £11,100.

If, after all allowable deductions, an individual holder’s taxable income for the year exceeds the basic rate U.K. income tax limit, a taxable chargeable gain accruing on a disposal or deemed disposal of the ordinary shares would be taxed at 20%. Otherwise, such a gain may be taxed at 10% or 20% or a combination of both rates.

Companies

A disposal or deemed disposal of ordinary shares by a holder within the charge to U.K. corporation tax may give rise to a chargeable gain or allowable loss for the purposes of U.K. corporation tax, depending on the circumstances and subject to any available exemptions or reliefs. Corporation tax is charged on chargeable gains at the rate applicable to that company. Holders within the charge to U.K. corporation tax will, for the purposes of computing chargeable gains, be allowed to claim an indexation allowance which applies to reduce capital gains (but not to create or increase an allowable loss) to the extent that such gains arise due to inflation.

Certain material U.S. federal income tax considerations

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our ordinary shares by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that are purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ordinary shares that may be subject to special tax rules including, without limitation, the following:

•	banks, financial institutions or insurance companies;

•	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;

•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons that hold the ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold our shares through such an entity;

•	S corporations;

•	certain former citizens or long term residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons holding ordinary shares in connection with a trade or business conducted outside the United States;

•	holders that own directly, indirectly, or through attribution 10% or more of the voting power or value our shares; and

•	holders that have a “functional currency” other than the U.S. dollar.

Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a contrary position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of our ordinary shares in their particular circumstances.

For the purposes of this summary, a “U.S. holder” is a beneficial owner of ordinary shares that is (or is treated as), for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds ordinary shares, the U.S. federal income tax consequences relating to an investment in our ordinary shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax considerations of acquiring, owning and disposing of our ordinary shares in its particular circumstances.

As indicated below, this discussion is subject to U.S. federal income tax rules applicable to a “passive foreign investment company,” or a PFIC.

The following summary is of a general nature only and is not a substitute for careful tax planning and advice. Persons considering an investment in our ordinary shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of our ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Distributions.    Subject to the discussion under “Passive Foreign Investment Company Considerations,” below, the gross amount of any distribution actually or constructively received by a U.S. holder with respect to ordinary shares (other than certain pro rata distributions of shares to all shareholders) will be taxable to the U.S. holder as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ordinary shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held our ordinary shares for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below).

In general, the amount of a distribution paid to a U.S. holder in a currency other than the U.S. dollar, or foreign currency, will be the U.S. dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. holder receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. holder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in a foreign currency are converted into U.S. dollars on the day they are received, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend.

Sale, exchange or other taxable disposition of our ordinary shares.    Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis for those ordinary shares. Subject to the discussion under “Passive foreign investment company considerations” below, this gain or loss will generally be a capital gain or loss and will generally be treated as from sources within the United States. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. Capital gain from the sale, exchange or other taxable disposition of ordinary shares of a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ordinary shares exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Medicare tax.    Certain U.S. holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

Passive foreign investment company considerations.    If we are classified as a passive foreign investment company, or PFIC, in any taxable year, a U.S. holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (which would be measured by the fair market value of the assets, and for which purpose the total value of our assets may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income, and also includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns our ordinary shares, regardless of whether we continue to meet the tests described above, unless (i) we cease to be a PFIC and (ii) the U.S. holder makes a “deemed sale” election under PFIC rules.

We believe that we were not a PFIC during our taxable year ending March 31, 2016 and do not expect to be a PFIC during our taxable year ending March 31, 2017. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash proceeds from our initial public offering and any subsequent offerings in our business. Further, even if we determine that we are not a PFIC after the close of our taxable year, there can be no assurances that the IRS will agree with our conclusion.

If we are a PFIC, then unless a U.S. holder makes one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to such U.S. holder (generally, the U.S. holder’s ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by the U.S. holder in the shorter of the three preceding years or the U.S. holder’s holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to the U.S. holder will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. If a U.S. holder makes the mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes the election, the U.S. holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange.” Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principle purposes the meeting of the trading requirement are disregarded). The NASDAQ Global Select Market is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded, the mark-to-market election will be available to a U.S. holder.

We do not currently intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we were treated as a PFIC for any taxable year. U.S. holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are determined to be a PFIC, the general tax treatment for U.S. holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. holders in respect of any of our subsidiaries that also may be determined to be PFICs.

If a U.S. holder owns ordinary shares during any taxable year in which we are a PFIC and the U.S. holder recognizes gain on a disposition of our ordinary shares, receives distributions with respect to our ordinary shares, or has made a mark-to-market election with respect to our ordinary shares the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. holder’s federal income tax return for that year. In addition, in general, a U.S. person who is shareholder of a PFIC is required to file a Form 8621 annually to report information regarding such person’s PFIC shares if on the last day of the shareholder’s taxable year the aggregate value of all stock owned directly or indirectly by the shareholder exceeds $25,000 ($50,000 for joint filers), or for stock owned indirectly through another PFIC exceeds $5,000. If a U.S. person holds an interest in a domestic partnership (or a domestic entity or arrangement treated as a partnership for U.S. federal income tax purposes) or an S corporation that owns interest in a PFIC, as long as the partnership or S corporation itself has filed the form and has made a qualified electing fund or mark-to-market election, the members of the partnership aren’t required to file the IRS Form 8621. If our company were a PFIC for a given taxable year, then U.S. holders should consult their tax advisor concerning their annual filing requirements.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. holders are urged to consult their own tax advisers with respect to the acquisition, ownership and disposition of our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to our ordinary shares and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of our ordinary share.

Backup withholding and information reporting.    U.S. holders generally will be subject to information reporting requirements with respect to dividends on ordinary shares and on the proceeds from the sale, exchange or disposition of ordinary shares that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign asset reporting.    Certain U.S. holders who are individuals (and certain entities) are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax return. An asset with respect to which an IRS Form 8621 has been filed does not have to be reported on form 8938, however, U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Underwriting

The company, the selling shareholders and the underwriters named below propose to enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table from the selling shareholders. J.P. Morgan Securities LLC and Barclays Capital Inc. are the representatives of the underwriters.

Underwriters	Number of shares
J.P. Morgan Securities LLC
Barclays Capital Inc.
Goldman, Sachs & Co.
Jefferies LLC
RBC Capital Markets, LLC
Oppenheimer & Co. Inc.
Dougherty & Company LLC

Total	4,000,000

The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters will have an option to buy up to an additional 600,000 shares from the selling shareholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise this option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling shareholders. Such amounts are shown assuming no exercise or full exercise of the underwriters’ option to purchase 600,000 additional shares.

Full exercise
Per Share	$
Total	$

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors, the selling shareholders and entities affiliated with Insight Venture Partners have agreed with the underwriters, subject to certain limited exceptions, not to directly or indirectly, offer, sell, contract to sell, pledge, grant an option to purchase, make any short sale or otherwise dispose of any of their ordinary shares or securities convertible into or exchangeable for ordinary shares during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The company’s ordinary shares are listed on the NASDAQ Global Select Market under the symbol “MIME”.

In connection with the offering, the underwriters may purchase and sell the ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s ordinary shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NASDAQ, in the over-the-counter market or otherwise.

The company estimates that its share of the total expenses of the offering will be approximately $         million, which includes no more than $25,000 that the company has agreed to reimburse the underwriters for certain FINRA related expenses incurred by them in connection with this offering. The underwriters have agreed to reimburse us for certain of our out-of-pocket expenses incurred in connection with this offering.

The company and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may in the future provide a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Canada

The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the ordinary shares are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European economic area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), an offer of shares to the public may not be made in that Relevant Member State, except that an offer of shares to the public may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal person who is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a Relevant Member State and each person who initially acquires any shares or to whom an offer is made will be deemed to have represented, warranted and agreed to and with the underwriters that it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive 2010/73/EU, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed at persons who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Expenses of the offering

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee	$7,790
FINRA filing fee	11,657
Printing and engraving	135,000
Legal fees and expenses	250,000
Accounting fees and expenses	125,000
Transfer agent and registrar fees	5,000
Miscellaneous	40,553

Total	$575,000

Legal matters

Certain legal matters with respect to U.S. securities law in connection with this offering will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters with respect to English law and Jersey law in connection with the validity of the shares being offered by this prospectus and other legal matters will be passed upon for us by Taylor Wessing LLP, U.K. and Mourant Ozannes, Jersey, respectively. Certain legal matters with respect to U.S. securities law in connection with this offering will be passed upon for the underwriters by White & Case LLP, New York, New York. Certain legal matters with respect to Jersey law in connection with this offering will be passed upon for the underwriters by Carey Olsen, Jersey.

Experts

The consolidated financial statements of Mimecast Limited at March 31, 2016 and 2015, and for each of the three years in the period ended March 31, 2016, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Service of process and enforcement of judgments

We are organized under the laws of the Bailiwick of Jersey. A substantial number of our directors and officers reside outside the United States, and all or a substantial portion of our assets, and all or a substantial portion of the assets of such persons, are located outside the United States. As a result, it may not be possible to effect service of process within the United States on us or our directors and management, or to enforce against us or such persons judgments obtained in a U.S. court, including judgments predicated upon civil liability provisions of the federal securities or other laws of the U.S. or any U.S. state.

We have appointed Mimecast North America, Inc. as our authorized agent upon whom process may be served in any action instituted in any U.S. federal or state court having subject matter jurisdiction arising out of or based on the underwriting agreement related to the ordinary shares.

A judgment of a U.S. court is not directly enforceable in Jersey, but constitutes a cause of action which will be enforced by Jersey courts provided that:

•	the applicable U.S. courts had jurisdiction over the case, as recognized under Jersey law;

•	the judgment is final and conclusive (if the judgment is subject to a possible appeal enforcement may be stayed until any appeal is resolved);

•

the judgment is for a debt or definite sum of money, not being taxes, fines or similar penalties, or multiple damages (although the Jersey courts have inherent jurisdiction to recognise and enforce an in personam judgment of a foreign court at the Jersey court’s discretion in certain circumstances);

•	the defendant is not immune under the principles of public international law;

•	the same matters at issue in the case were not previously the subject of a judgment or disposition in a court of another jurisdiction;

•	the judgment was not obtained by fraud; and

•

the recognition and enforcement of the judgment is not contrary to public policy in Jersey, including observance of the principles of what are called “natural justice” and rights under the European Convention on Human Rights, which among other things require that documents in the U.S. proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial within a reasonable period of time before an independent and impartial tribunal.

Jersey courts award compensation for the loss or damage actually sustained by the plaintiff. The Jersey courts have considered but never awarded punitive or exemplary damages which are only available in appropriate circumstances and there is therefore some doubt as to whether they would enforce an award of such damages as a matter of course. Whether a particular judgment may be deemed contrary to Jersey public policy depends on the facts of each case, though judgments found to be exorbitant, unconscionable, or excessive may be deemed as contrary to public policy. Pursuant to the Protection of Trading Interests Act 1980, a statute of the United Kingdom extended to Jersey by the Protection of Trading Interests Act 1980 (Jersey) Order, 1983, the Jersey courts will not enforce a judgment against a qualifying defendant, which would include us, for an amount arrived at by multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favor the judgment is given.

Where you can find additional information

We have filed with the SEC a registration statement on Form F-1 under the Securities Act, including relevant exhibits and schedules, with respect to the ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits for further information with respect to us and our shares. Some of these exhibits consist of documents or contracts that are described in this prospectus in summary form. You should read the entire document or contract for the complete terms. You may read and copy the registration statement and its exhibits at the SEC’s Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet website at www.sec.gov, from which you can electronically access the registration statement and its exhibits.

We are subject to the reporting requirements of the Exchange Act, applicable to foreign private issuers. Those other reports or other information may be inspected without charge at the locations described above. Because we are a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements pursuant to Section 14 of the Exchange Act or to file quarterly reports on Form 10-Q, among other things. However, we will file with the Securities and Exchange Commission, within four months after the end of each fiscal year, or such applicable time as required by the Commission, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the Commission, on Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year within 60 days after the end of each such quarter, or such applicable time as required by the Commission. In addition, our “insiders” are not subject to the SEC’s rules that prohibit short-swing trading. Our annual consolidated financial statements will continue to be prepared in accordance with U.S. GAAP.

We also maintain an internet website at www.mimecast.com. Information contained in or connected to our website is not a part of this prospectus.

Mimecast Limited

Report of independent registered public accounting firm

The Board of Directors and Shareholders of

Mimecast Limited

We have audited the accompanying consolidated balance sheets of Mimecast Limited (the Company) as of March 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, convertible preferred shares and shareholders’ equity (deficit) and cash flows for each of the three years in the period ended March 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mimecast Limited at March 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts

May 25, 2016

Mimecast Limited

Consolidated balance sheets

	At March 31,
(in thousands, except share and per share amounts)	2016	2015

Assets

Current assets
Cash and cash equivalents	$106,140	$32,890
Accounts receivable, net	33,738	25,267
Prepaid expenses and other current assets	7,362	4,982

Total current assets	147,240	63,139

Property and equipment, net	24,806	23,159
Other assets	3,081	2,531

Total assets	$175,127	$88,829

Liabilities, convertible preferred shares and shareholders’ equity (deficit)

Current liabilities
Accounts payable	$2,891	$4,674
Accrued expenses and other current liabilities	15,110	10,902
Deferred revenue	60,889	45,267
Current portion of long-term debt	4,910	5,278

Total current liabilities	83,800	66,121
Deferred revenue, net of current portion	9,151	8,041
Long-term debt	1,981	7,086
Other non-current liabilities	2,121	2,127

Total liabilities	97,053	83,375

Commitments and contingencies (Note 9)

Convertible preferred shares (Note 7)	—	59,305

Shareholders’ equity (deficit)
Ordinary shares, $0.012 par value, 300,000,000 and 118,657,039 shares authorized at March 31, 2016 and 2015, respectively; 54,216,738 and 32,928,499 shares issued and outstanding at March 31, 2016 and 2015, respectively	651	395
Additional paid-in capital	169,037	32,417
Accumulated deficit	(88,576)	(85,332)
Accumulated other comprehensive loss	(3,038)	(1,331)

Total shareholders’ equity (deficit)	78,074	(53,851)

Total liabilities, convertible preferred shares and shareholders’ equity (deficit)	$175,127	$88,829

The accompanying notes are an integral part of these consolidated financial statements.

Mimecast Limited

Consolidated statements of operations

	Year Ended March 31,
(in thousands, except per share amounts)	2016	2015	2014
Revenue	$141,841	$116,085	$88,315
Cost of revenue	41,809	36,821	28,673

Gross profit	100,032	79,264	59,642

Operating expenses
Research and development	17,663	14,461	12,844
Sales and marketing	65,187	51,224	46,971
General and administrative	19,756	15,806	11,187
Restructuring	—	1,203	—

Total operating expenses	102,606	82,694	71,002

Loss from operations	(2,574)	(3,430)	(11,360)

Other income (expense)
Interest income	74	62	86
Interest expense	(690)	(703)	(542)
Foreign exchange income (expense)	811	4,508	(5,055)

Total other income (expense), net	195	3,867	(5,511)

(Loss) income before income taxes	(2,379)	437	(16,871)
Provision for income taxes	865	152	19

Net (loss) income	$(3,244)	$285	$(16,890)

Reconciliation of net (loss) income to net (loss) income applicable to ordinary shareholders:
Net (loss) income	$(3,244)	$285	$(16,890)
Net (loss) income applicable to participating securities	—	80	—

Net (loss) income applicable to ordinary shareholders—basic	$(3,244)	$205	$(16,890)

Net (loss) income	$(3,244)	$285	$(16,890)
Net (loss) income applicable to participating securities	—	75	—

Net (loss) income applicable to ordinary shareholders—diluted	$(3,244)	$210	$(16,890)

Net (loss) income per share applicable to ordinary shareholders: (Note 2)
Basic	$(0.08)	$0.01	$(0.53)

Diluted	$(0.08)	$0.01	$(0.53)

Weighted-average number of ordinary shares used in computing net (loss) income per share applicable to ordinary shareholders:
Basic	40,826	32,354	31,719
Diluted	40,826	36,075	31,719

The accompanying notes are an integral part of these consolidated financial statements.

Mimecast Limited

Consolidated statements of comprehensive loss

	Year ended March 31,
(in thousands)	2016	2015	2014
Net (loss) income	$(3,244)	$285	$(16,890)

Other comprehensive (loss) income:
Foreign currency translation adjustment	(1,707)	(3,537)	3,578

Comprehensive loss	$(4,951)	$(3,252)	$(13,312)

The accompanying notes are an integral part of these consolidated financial statements.

Mimecast Limited

Consolidated statements of convertible preferred shares and shareholders’ equity (deficit)

	Convertible Preferred Shares		Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Shareholders’ (Deficit) Equity
(in thousands)	Number of Shares	Amount	Number of Shares	Amount
Balance at March 31, 2013	12,576	$59,305	32,003	$384	$25,015	$(68,727)	$(1,372)	$(44,700)
Net loss	—	—	—	—	—	(16,890)	—	(16,890)
Foreign currency translation adjustment	—	—	—	—	—	—	3,578	3,578
Issuance of ordinary shares upon exercise of share options	—	—	41	1	29	—	—	30
Share-based compensation	—	—	—	—	1,232	—	—	1,232

Balance at March 31, 2014	12,576	59,305	32,044	385	26,276	(85,617)	2,206	(56,750)
Net income	—	—	—	—	—	285	—	285
Foreign currency translation adjustment	—	—	—	—	—	—	(3,537)	(3,537)
Issuance of ordinary shares upon exercise of share options	—	—	868	10	622	—	—	632
Issuance of ordinary shares upon settlement of liability awards	—	—	16	—	93	—	—	93
Share-based compensation	—	—	—	—	5,426	—	—	5,426

Balance at March 31, 2015	12,576	59,305	32,928	395	32,417	(85,332)	(1,331)	(53,851)
Net loss	—	—	—	—	—	(3,244)	—	(3,244)
Foreign currency translation adjustment	—	—	—	—	—	—	(1,707)	(1,707)
Issuance of ordinary shares upon exercise of share options	—	—	941	12	873	—	—	885
Issuance of ordinary shares upon settlement of liability awards	—	—	50	—	523	—	—	523
Conversion of convertible preferred shares into ordinary shares	(12,576)	(59,305)	12,576	151	59,154	—	—	59,305
Class C ordinary shares lost upon conversion to Class A ordinary shares	—	—	(31)	—	—	—	—	—
Issuance of ordinary shares in relation to IPO, net of public offering issuance costs of $9,172	—	—	7,750	93	68,235	—	—	68,328
Share-based compensation	—	—	—	—	7,835	—	—	7,835
Vesting of restricted share units	—	—	3	—	—	—	—	—

Balance at March 31, 2016	—	$—	54,217	$651	$169,037	$(88,576)	$(3,038)	$78,074

The accompanying notes are an integral part of these consolidated financial statements.

Mimecast Limited

Consolidated statements of cash flows

	Year ended March 31,
(in thousands)	2016	2015	2014

Operating activities
Net (loss) income	$(3,244)	$285	$(16,890)

Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	10,527	11,028	8,958
Share-based compensation expense	7,886	5,426	1,232
Provision for doubtful accounts	91	133	23
(Gain) loss on disposal of fixed assets	(5)	(16)	69
Non-cash interest expense	106	110	91
Unrealized currency (gain) loss on foreign denominated intercompany transactions	(988)	(4,052)	2,264
Changes in assets and liabilities:
Accounts receivable	(9,820)	(4,334)	(6,563)
Prepaid expenses and other current assets	(2,191)	684	(354)
Other assets	(437)	(206)	(1,674)
Accounts payable	(542)	(38)	144
Deferred revenue	18,588	11,378	8,786
Accrued expenses and other liabilities	4,672	2,849	2,947

Net cash provided by (used in) operating activities	24,643	23,247	(967)

Investing activities
Purchases of property and equipment	(14,234)	(12,583)	(17,888)

Net cash used in investing activities	(14,234)	(12,583)	(17,888)

Financing activities
Proceeds from exercises of share options	885	632	30
Payments on debt	(5,412)	(3,483)	(252)
Proceeds from issuance of debt, net of issuance costs	—	8,282	—
Proceeds from initial public offering, net of issuance costs	68,328	—	—

Net cash provided by (used in) financing activities	63,801	5,431	(222)
Effect of foreign exchange rates on cash	(960)	(2,363)	1,777

Net increase (decrease) in cash and cash equivalents	73,250	13,732	(17,300)

Cash and cash equivalents at beginning of period	32,890	19,158	36,458

Cash and cash equivalents at end of period	$106,140	$32,890	$19,158

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$488	$593	$451
Cash paid during the period for income taxes	$58	$32	$28

Supplemental disclosure of non-cash investing and financing
Unpaid purchases of property and equipment	$308	$1,591	$3,345
Conversion of convertible preferred shares to ordinary shares	$59,305	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Mimecast Limited

Notes to consolidated financial statements

Years ended March 31, 2016, 2015 and 2014

(in thousands, except share and per share data, unless otherwise noted)

1. Organization and description of business

Mimecast Limited (Mimecast Jersey) is a public limited company organized under the laws of the Bailiwick of Jersey on July 28, 2015. On November 4, 2015, Mimecast Jersey changed its corporate structure whereby it became the holding company of Mimecast Limited (Mimecast UK), a private limited company incorporated in 2003 under the laws of England and Wales, and its wholly-owned subsidiaries by way of a share-for-share exchange in which the shareholders of Mimecast UK exchanged their shares in Mimecast UK for an identical number of shares of the same class in Mimecast Jersey. Upon the exchange, the historical consolidated financial statements of Mimecast UK became the historical consolidated financial statements of Mimecast Jersey.

Mimecast Jersey and its subsidiaries (together the Group, the Company, Mimecast or we) is headquartered in London, England. The principal activity of the Group is the provision of email management services. Mimecast delivers a software-as-a-service (SaaS) enterprise email management service for archiving, continuity, and security. By unifying disparate and fragmented email environments into one holistic solution from the cloud, Mimecast minimizes risk and reduces cost and complexity while providing total end-to-end control of email. Mimecast’s proprietary software platform provides a single system to address key email management issues. Mimecast operates principally in Europe, North America, Africa, and Australia.

The Company is subject to a number of risks and uncertainties common to companies in similar industries and stages of development including, but not limited to, rapid technological changes, competition from substitute products and services from larger companies, customer concentration, management of international activities, protection of proprietary rights, patent litigation, and dependence on key individuals.

2. Summary of significant accounting policies

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described below and elsewhere in these notes to the consolidated financial statements. The Company believes that a significant accounting policy is one that is both important to the portrayal of the Company’s financial condition and results, and requires management’s most difficult, subjective, or complex judgments, often as the result of the need to make estimates about the effect of matters that are inherently uncertain.

Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (ASC) and Accounting Standards Update (ASU) of the Financial Accounting Standards Board (FASB).

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Mimecast Limited

Notes to consolidated financial statements — (continued)

Share consolidation

On November 3, 2015, a committee of the Company’s Board of Directors approved a 1-for-6 share consolidation of the Company’s shares. The share consolidation was approved by our shareholders on November 5, 2015 and became effective on November 5, 2015. All share and per share data shown in the accompanying consolidated financial statements and related notes have been retroactively revised to reflect the reverse stock split.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period.

Significant estimates relied upon in preparing these consolidated financial statements include revenue recognition, allowances for doubtful accounts, expected future cash flows used to evaluate the recoverability of long-lived assets, contingent liabilities, expensing and capitalization of research and development costs for internal-use software, the determination of the fair value of share-based awards issued, share-based compensation expense, and the recoverability of the Company’s net deferred tax assets and related valuation allowance.

Although the Company regularly assesses these estimates, actual results could differ materially from these estimates. Changes in estimates are recorded in the period in which they become known. The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from management’s estimates if these results differ from historical experience, or other assumptions do not turn out to be substantially accurate, even if such assumptions are reasonable when made.

Subsequent events considerations

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence for certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated as required. See Note 13.

Cash and cash equivalents

The Company considers all highly liquid instruments purchased with an original maturity date of 90 days or less from the date of purchase to be cash equivalents. Management determines the appropriate classification of investments at the time of purchase, and re-evaluates such determination at each balance sheet date.

Cash and cash equivalents consist of cash on deposit with banks and amounts held in interest-bearing money market funds. Cash equivalents are carried at cost, which approximates their fair market value.

Revenue recognition

The Company derives its revenue from two sources: (1) subscription revenues, which are comprised of subscription fees from customers accessing the Company’s cloud services and from customers purchasing

Mimecast Limited

Notes to consolidated financial statements — (continued)

additional support beyond the standard support that is included in the basic subscription fees; and (2) related professional services and other revenue, which consists primarily of set-up and ingestion fees as well as training fees.

The Company recognizes revenue when all of the following conditions are satisfied:

•	there is persuasive evidence of an arrangement;

•	the service has been or is being provided to the customer;

•	the collection of the fees is probable; and

•	the amount of fees to be paid by the customer is fixed or determinable.

The Company’s subscription arrangements provide customers the right to access its hosted software applications. Customers do not have the right to take possession of the Company’s software during the hosting arrangement. Accordingly, the Company recognizes revenue in accordance with ASC 605, Revenue Recognition, and Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition.

The Company’s products and services are sold directly by the Company’s sales force and also indirectly by third-party resellers. In accordance with the provisions of ASC 605, the Company has considered certain factors in determining whether the end-user or the third-party reseller is the Company’s customer in arrangements involving resellers. The Company has concluded that in the majority of transactions with resellers, the reseller is the Company’s customer. In these arrangements, the Company considered that it is the reseller, and not the Company, that has the relationship with the end-user. Specifically, the reseller has the ability to set pricing with the end-user and the credit risk with the end-user is borne by the reseller. Further, the reseller is not obligated to report its transaction price with the end-user to the Company, and in the majority of transactions, the Company is unable to determine the amount paid by the end-user customer to the reseller in these transactions. As a result of such considerations, revenue for these transactions is presented in the accompanying consolidated statements of operations based upon the amount billed to the reseller. For transactions where the Company has determined that the end-user is the ultimate customer, revenue is presented in the accompanying consolidated statements of operations based on the transaction price with the end-user.

Subscription and support revenue is recognized ratably over the term of the contract, typically one year in duration, beginning on the commencement date of each contract.

Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

The Company’s professional services contracts are on a time and material basis. When these services are not combined with subscription revenues as a single unit of accounting, as discussed below, these revenues are recognized as the services are rendered.

Revenue is presented net of any taxes collected from customers.

At times, the Company may enter into arrangements with multiple-deliverables that generally include multiple subscriptions, premium support and professional services. For arrangements with multiple deliverables, the

Mimecast Limited

Notes to consolidated financial statements — (continued)

Company evaluates each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (a) whether the delivered item has value to the customer on a stand-alone basis; and (b) if the contract includes a general right of return relative to the delivered item, whether delivery or performance of the undelivered items is considered probable and substantially within our control.

If the deliverables are determined to qualify as separate units of accounting, consideration is allocated to each unit of accounting based on the units’ relative selling prices. The Company determines the relative selling price for a deliverable based on its vendor-specific objective evidence of fair value (VSOE), if available, or its best estimate of selling price (BESP), if VSOE is not available. The Company has determined that third-party evidence of selling price (TPE) is not a practical alternative due to differences in its service offerings compared to other parties and the availability of relevant third-party pricing information. The amount of revenue allocated to delivered items is limited by contingent revenue, if any.

Subscription services have standalone value as such services are often sold separately. In determining whether professional services sold together with the subscription services have standalone value, the Company considers the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the determination that customers cannot resell the services that Mimecast provides, the timing of when the professional services contract was signed in comparison to the subscription service start date and the contractual dependence of the subscription service on the customer’s satisfaction with the professional services work. Professional services sold at the time of the multiple-element subscription arrangement typically include customer set-up and ingestion services. To date, the Company has concluded that all of these professional services included in executed multiple-deliverable arrangements do not have standalone value and are therefore not considered separate units of accounting. These professional services are purchased by customers only in contemplation of, or in concert with, purchasing one of the hosted subscription solutions and, therefore, are not considered a substantive service, such that the provision of such service does not reflect the culmination of the earnings process. Mimecast does not sell these services without the related underlying primary subscription as there would be no practical interest or need on the behalf of a customer to buy these services without the underlying subscription. The Company does not have any knowledge of other vendors selling these services on a stand-alone basis and there is no way for an end-user to resell the deliverable. Accordingly, the deliverables within the arrangement including both subscription services and other professional services are accounted for as a single unit of accounting in accordance with the guidance in SAB No. 104. On these occasions, revenue for the professional services deliverables in the arrangement is recognized on a straight-line basis over the contractual term or the average customer life, as further described below.

Deferred revenue

Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from subscription services described above and is recognized as the revenue recognition criteria are met. In addition, deferred revenue consists of amounts paid by customers related to upfront set-up or ingestion fees. Revenue related to such services is recognized over the contractual term or the average customer life, whichever is longer. The estimated customer life has been determined to be five years.

Deferred revenue that is expected to be recognized during the succeeding twelve month period is recorded as current deferred revenue and the remaining portion is recorded as noncurrent in the accompanying consolidated balance sheets.

Mimecast Limited

Notes to consolidated financial statements — (continued)

Cost of revenue

Cost of revenue primarily consists of expenses related to supporting and hosting the Company’s product offerings and delivering professional services. These costs include salaries, benefits, incentive compensation and share-based compensation expense related to the management of the Company’s data centers, customer support team and the Company’s professional services team, in addition to third-party service provider costs such as data center and networking expenses, allocated overhead and depreciation expense.

Concentration of credit risk and off-balance sheet risk

The Company has no off-balance sheet risk, such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. We maintain our cash and cash equivalents with major financial institutions of high-credit quality. Although the Company deposits its cash with multiple financial institutions, its deposits, at times, may exceed federally insured limits.

Credit risk with respect to accounts receivable is dispersed due to our large number of customers. The Company’s accounts receivable are derived from revenue earned from customers primarily located in the United Kingdom, the United States, and South Africa. The Company generally does not require its customers to provide collateral or other security to support accounts receivable. Credit losses historically have not been significant and the Company generally has not experienced any material losses related to receivables from individual customers, or groups of customers. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in the Company’s accounts receivable. As of March 31, 2016 and 2015, no individual customer represented more than 10% of our accounts receivable. During the years ended March 31, 2016, 2015 and 2014, no individual customer represented more than 10% of our revenue.

Allowance for doubtful accounts

We make judgments as to our ability to collect outstanding receivables and provide allowances for the portion of receivables when a loss is reasonably expected to occur. The allowance for doubtful accounts is established to represent the best estimate of the net realizable value of the outstanding accounts receivable. The development of the allowance for doubtful accounts is based on a review of past due amounts, historical write-off and recovery experience, as well as aging trends affecting specific accounts and general operational factors affecting all amounts. In addition, factors are developed utilizing historical trends in bad debts, returns and allowances.

We consider current economic trends when evaluating the adequacy of the allowance for doubtful accounts. If circumstances relating to specific customers change or unanticipated changes occur in the general business environment, our estimates of the recoverability of receivables could be further adjusted. For the years ended March 31, 2016, 2015 and 2014, bad debt expense was $91, $133 and $23, respectively. The allowance for doubtful accounts as of March 31, 2016 and 2015 was not material.

Mimecast Limited

Notes to consolidated financial statements — (continued)

Property and equipment

Property and equipment are stated at cost, and are depreciated using the straight-line method over the estimated useful life of the assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of assets disposed of, and the related accumulated depreciation, are removed from the accounts, and any resulting gain or loss is included in the determination of net (loss) income in the period of retirement or sale. The estimated useful lives of the Company’s property and equipment are as follows:

Estimated Useful Life
Computer equipment	3 to 5
Leasehold improvements	Lesser of asset life or lease term
Furniture and fixtures	5
Office equipment	3

Expenditures for maintenance and repairs are charged to expense as incurred, whereas major betterments are capitalized as additions to property and equipment. The Company reviews its property and equipment whenever events or changes in circumstances indicate that the carrying value of certain assets might not be recoverable. In these instances, the Company recognizes an impairment loss when it is probable that the estimated cash flows are less than the carrying value of the asset.

Impairment of long-lived assets

The Company reviews long-lived assets, such as property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. During this review, the Company re-evaluates the significant assumptions used in determining the original cost and estimated lives of long-lived assets. Although the assumptions may vary from asset to asset, they generally include operating results, changes in the use of the asset, cash flows, and other indicators of value. Management then determines whether the remaining useful life continues to be appropriate, or whether there has been an impairment of long-lived assets based primarily upon whether expected future undiscounted cash flows are sufficient to support the assets’ recovery. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

For the years ended March 31, 2016, 2015 and 2014, the Company did not identify any impairment of its long-lived assets.

Disclosure of fair value of financial instruments

The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and borrowings under the Company’s long-term debt arrangements, approximated their fair values at March 31, 2016 and 2015 due to the short-term nature of these instruments, and for the long-term debt, the interest rates the Company believes it could obtain for borrowings with similar terms.

Mimecast Limited

Notes to consolidated financial statements — (continued)

The Company has evaluated the estimated fair value of financial instruments using available market information. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts. See below for further discussion.

Fair value measurements

ASC 820, Fair Value Measurements and Disclosures, establishes a three-level valuation hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances.

ASC 820 identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

•	Level 1 inputs—Unadjusted observable quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2 inputs—Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

•

Level 3 inputs—Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company evaluates assets and liabilities subject to fair value measurements on a recurring and nonrecurring basis to determine the appropriate level to classify them for each reporting period.

Cash equivalents include money market funds with original maturities of 90 days or less from the date of purchase. The fair value measurement of these assets is based on quoted market prices in active markets for identical assets and, therefore, these assets are recorded at fair value on a recurring basis and classified as Level 1 in the fair value hierarchy for all periods presented. As of March 31, 2016 and 2015, cash equivalents held in money market funds totaled $10.7 million and $10.9 million, respectively.

Mimecast Limited

Notes to consolidated financial statements — (continued)

As of March 31, 2016 and 2015, we did not have any assets or liabilities measured at fair value on a recurring basis using significant other observable inputs (Level 2) or on a recurring basis using significant unobservable inputs (Level 3).

The Company measures eligible assets and liabilities at fair value, with changes in value recognized in earnings. Fair value treatment may be elected either upon initial recognition of an eligible asset or liability or, for an existing asset or liability, if an event triggers a new basis of accounting. The Company did not elect to remeasure any of its existing financial assets or liabilities, and did not elect the fair value option for any financial assets and liabilities transacted in the years ended March 31, 2016, 2015 and 2014.

Software development costs

Costs incurred to develop software applications used in the Company’s SaaS platform consist of certain direct costs of materials and services incurred in developing or obtaining internal-use computer software, and payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the project. These costs generally consist of internal labor during configuration, coding, and testing activities. Research and development costs incurred during the preliminary project stage or costs incurred for data conversion activities, training, maintenance and general and administrative or overhead costs are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the application is substantially complete and ready for its intended use. Qualified costs incurred during the operating stage of the Company’s software applications relating to upgrades and enhancements are capitalized to the extent it is probable that they will result in added functionality, while costs incurred for maintenance of, and minor upgrades and enhancements to, internal-use software are expensed as incurred. During the years ended March 31, 2016, 2015 and 2014, the Company believes the substantial majority of its development efforts were either in the preliminary project stage of development or in the operation stage (post-implementation), and accordingly, no costs have been capitalized during these periods. These costs are included in the accompanying consolidated statements of operations as research and development expense.

Foreign currency translation

The reporting currency of the Company is the U.S. dollar. We determine the functional currency for our foreign subsidiaries by reviewing the currencies in which its respective operating activities occur. The functional currency of the Company’s foreign subsidiaries is the local currency of each subsidiary. All assets and liabilities in the balance sheets of entities whose functional currency is a currency other than the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (i) asset and liability accounts at period-end rates, (ii) income statement accounts at weighted-average exchange rates for the period, and (iii) shareholders’ equity accounts at historical exchange rates. Foreign exchange transaction gains and losses are included in foreign exchange (expense) income in the accompanying consolidated statements of operations. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive (loss) income in the accompanying consolidated balance sheets.

Net (loss) income per share

Net (loss) income per share information is determined using the two-class method, which includes the weighted-average number of ordinary shares outstanding during the period and other securities that

Mimecast Limited

Notes to consolidated financial statements — (continued)

participate in dividends (a participating security). The Company considers the convertible preferred shares to be participating securities because they include rights to participate in dividends with the ordinary shares.

Under the two-class method, basic net (loss) income per share attributable to ordinary shareholders is computed by dividing the net (loss) income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted net (loss) income per share attributable to ordinary shareholders is computed using the more dilutive of (1) the two-class method or (2) the if-converted method. The Company allocates net income first to preferred shareholders based on dividend rights under the Company’s articles of association and then to preferred and ordinary shareholders based on ownership interests. Net losses are not allocated to preferred shareholders as they do not have an obligation to share in the Company’s net losses.

Diluted net (loss) income per share gives effect to all potentially dilutive securities. Potential dilutive securities consist of ordinary shares issuable upon the exercise of share options and ordinary shares issuable upon the conversion of our convertible preferred shares.

The following table presents the calculation of basic and diluted net (loss) income per share (in thousands, except per share data):

	Year Ended March 31,
	2016	2015	2014

Numerator:
Net (loss) income	$(3,244)	$285	$(16,890)
Net (loss) income applicable to participating securities	—	80	—

Net (loss) income applicable to ordinary shareholders—basic	$(3,244)	$205	$(16,890)

Net (loss) income	$(3,244)	$285	$(16,890)
Net income (loss) applicable to participating securities	—	75	—

Net (loss) income applicable to ordinary shareholders—diluted	$(3,244)	$210	$(16,890)

Denominator:
Weighted-average number of ordinary shares used in computing net (loss) income per share applicable to ordinary shareholders—basic	40,826	32,354	31,719
Dilutive effect of share equivalents resulting from share options and restricted shares	—	3,721	—

Weighted average number of ordinary shares used in computing net (loss) income per share—diluted	40,826	36,075	31,719

Net (loss) income per share applicable to ordinary shareholders:
Basic	$(0.08)	$0.01	$(0.53)

Diluted	$(0.08)	$0.01	$(0.53)

Mimecast Limited

Notes to consolidated financial statements — (continued)

The following potentially dilutive ordinary share equivalents have been excluded from the calculation of diluted weighted-average shares outstanding for the years ended March 31, 2016, 2015 and 2014 as their effect would have been anti-dilutive for the periods presented (in thousands):

	Year Ended March 31,
	2016	2015	2014
Share options outstanding	6,870	—	6,251
Unvested restricted share units	42	—	—
Convertible preferred shares	8,144	—	12,576

Advertising and promotion costs

Expenses related to advertising and promotion of solutions is charged to sales and marketing expense as incurred. We incurred advertising expenses of $5.6 million, $3.7 million and $3.2 million during the years ended March 31, 2016, 2015 and 2014, respectively.

Income taxes

We account for income taxes in accordance with ASC 740, Income Taxes. ASC 740 is an asset and liability approach that requires recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, and for operating loss and tax credit carryforwards. ASC 740 requires a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such position are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. As of March 31, 2016 and 2015, we did not have any uncertain tax positions that would impact our net tax provision.

Share-based compensation

The Company accounts for share-based compensation in accordance with the provisions of ASC 718, Compensation—Stock Compensation, which requires the recognition of expense related to the fair value of share-based compensation awards in the statements of operations. For share options issued under the Company’s share-based compensation plans to employees and members of the Board of Directors (the Board) for their services on the Board, the fair value of each option grant is estimated on the date of grant, and an estimated forfeiture rate is used when calculating share-based compensation expense for the period. For restricted share awards and restricted share units issued under the Company’s share-based compensation plans, the fair value of each grant is calculated based on the Company’s share price on the date of grant. For service-based awards, the Company recognizes share-based compensation expense on a straight-line basis over the requisite service period of the award. For awards subject to both performance and service-based vesting conditions, the Company recognizes share-based compensation expense using an accelerated recognition method when it is probable that the performance condition will be achieved. Forfeitures are required to be

Mimecast Limited

Notes to consolidated financial statements — (continued)

estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For share-based awards classified as liabilities, the Company accounts for such liability such that the compensation expense will be remeasured at each reporting date until such award is settled. Total compensation expense related to liability awards was not material for the years ended March 31, 2016, 2015 and 2014.

The Company accounts for transactions in which services are received from non-employees in exchange for equity instruments based on the fair value of such services received, or of the equity instruments issued, whichever is more reliably measured. The Company determines the total share-based compensation expense related to non-employee awards using the Black-Scholes option-pricing model. Additionally, in accordance with ASC 505, Equity-Based Payments to Non-Employees, the Company accounts for awards to non-employees prospectively, such that the fair value of the awards will be remeasured at each reporting date until the earlier of (a) the performance commitment date or (b) the date the services required under the arrangement have been completed. During the year ended March 31, 2015 the Company issued a share-based award to a non-employee in consideration for consulting services. The Company did not issue any share-based awards to non-employees during the years ended March 31, 2016 and 2014.

The fair value of each option grant issued under the Company’s share-based compensation plans was estimated using the Black-Scholes option-pricing model that used the weighted-average assumptions presented in the following table:

	Year ended March 31,
	2016	2015	2014
Expected term (in years)	6.2	6.3	6.4
Risk-free interest rate	2.0%	3.1%	2.5%
Expected volatility	42.7%	52.6%	53.0%
Expected dividend yield	—%	—%	—%
Estimated grant date fair value per ordinary share	$9.80	$7.20	$3.00

The weighted-average fair value of options granted to employees during the years ended March 31, 2016, 2015 and 2014 was $4.69, $4.02 and $1.56 per share, respectively.

The expected term of options for service-based awards has been determined utilizing the “Simplified Method,” as the Company does not have sufficient historical share option exercise information on which to base its estimate. The Simplified Method is based on the average of the vesting tranches and the contractual life of each grant. In addition, the expected term for certain share-based awards which are subject to service-based and performance-based vesting conditions, is based on management’s estimate of the period of time for which the instrument is expected to be outstanding, factoring in certain assumptions such as the vesting period of the award, length of service and/or the location of the employee. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the share option. Since there was no public market for its ordinary shares prior to completion of the Company’s initial public offering (IPO) and as the Company’s shares have been publicly traded for a limited time, the Company determined the expected volatility for options granted based on an analysis of reported data for a peer group of companies that issue options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies. The Company has not paid, nor anticipates paying, cash dividends on its ordinary shares; therefore, the expected dividend yield is assumed to be zero.

Mimecast Limited

Notes to consolidated financial statements — (continued)

Prior to the IPO, in the absence of an active market for the Company’s ordinary shares, the Board, the members of which the Company believes have extensive business, finance, and venture capital experience, were required to estimate the fair value of the Company’s ordinary shares at the time of each grant of a share-based award. The Company and the Board utilized various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to estimate the fair value of its ordinary shares. Each valuation methodology includes estimates and assumptions that require the Company’s judgment. These estimates and assumptions include a number of objective and subjective factors, in determining the value of the Company’s ordinary shares at each grant date, including the following factors: (1) prices paid for the Company’s convertible preferred shares, which the Company had sold to outside investors in arm’s-length transactions, and the rights, preferences, and privileges of the Company’s convertible preferred shares and ordinary shares; (2) valuations performed by an independent valuation specialist; (3) the Company’s stage of development and revenue growth; (4) the fact that the grants of share-based awards involved illiquid securities in a private company; and (5) the likelihood of achieving a liquidity event for the ordinary shares underlying the share-based awards, such as an IPO or sale of the Company, given prevailing market conditions.

The Company believes this methodology to be reasonable based upon the Company’s internal peer company analyses, and further supported by several arm’s-length transactions involving the Company’s convertible preferred shares. As the Company’s ordinary shares were not actively traded prior to the IPO, the determination of fair value involves assumptions, judgments and estimates. If different assumptions were made, share-based compensation expense, consolidated net (loss) income and consolidated net (loss) income per share could have been significantly different.

Since the IPO, the fair value of the Company’s ordinary shares at the time of each grant of a share-based award have been based on the market value at the time of each grant.

See Note 8 for a summary of the share option activity for the years ended March 31, 2016 and 2015.

Leases

The Company categorizes leases at their inception as either operating or capital leases. On certain lease agreements, the Company may receive rent holidays and other incentives. The Company recognizes lease costs on a straight-line basis once control of the space is achieved, without regard to deferred payment terms, such as rent holidays that defer the commencement date of required payments or escalating payment amounts. The difference between required lease payments and rent expense has been recorded as deferred rent. Additionally, incentives received are treated as a reduction of costs over the term of the agreement, as they are considered an inseparable part of the lease agreement.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions, other events, and circumstances from non-owner sources. Comprehensive income (loss) consists of net (loss) income and other comprehensive income (loss), which includes certain changes in equity that are excluded from net (loss) income. Specifically, cumulative foreign currency translation adjustments are included in accumulated other comprehensive income (loss). As of March 31, 2016 and 2015, accumulated other

Mimecast Limited

Notes to consolidated financial statements — (continued)

comprehensive income (loss) is presented separately on the consolidated balance sheets and consists entirely of cumulative foreign currency translation adjustments.

Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. This guidance was effective for annual reporting and interim periods beginning after December 15, 2016 and allows for either full retrospective or modified retrospective application, with early adoption not permitted. On July 9, 2015 the FASB voted to approve a one-year deferral of the effective date of this guidance. In accordance with the agreed upon delay, the guidance is effective for the Company on April 1, 2018. The Company is currently evaluating the adoption method it will apply and the impact of the adoption of ASU 2014-09 on its consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU 2014-15 requires management to evaluate, at each annual or interim reporting period, whether there are conditions or events that exist that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date the financial statements are issued and provide related disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016 and earlier application is permitted. The Company is currently evaluating the impact of the adoption of ASU 2014-15, but the adoption is not expected to have a material effect on its consolidated financial statements or disclosures.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810)-Amendments to the Consolidation Analysis, which amends the criteria for determining which entities are considered variable interest entities, or VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. ASU 2015-02 is effective for annual periods, and interim periods therein, beginning after December 15, 2015. The Company is currently evaluating the impact the adoption of ASU 2015-02 will have on its financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (ASU 2015-03), which requires the Company to present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. ASU 2015-03 will be effective for annual reporting periods beginning after December 15, 2015 and interim periods within fiscal years beginning after December 15, 2016, with early adoption permitted. The new

Mimecast Limited

Notes to consolidated financial statements — (continued)

guidance will be applied retrospectively to each prior period presented. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2015-03, but the adoption is not expected to have a material effect on its consolidated financial statements or disclosures.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The amendment requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. The ASU is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2016. Early adoption is permitted. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2015-17 on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting. The ASU amends the codification to simplify several aspects of the accounting for share-based payment award transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The ASU is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2016. Early adoption is permitted. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2016-09 on its consolidated financial statements.

3. Balance sheet components

Prepaid expenses and other current assets consists of the following:

	At March 31,
	2016	2015
Research and development investment tax credits	$1,758	$2,568
Prepaid expenses	4,342	2,087
Other current assets	1,262	327

Total prepaid expenses and other current assets	$7,362	$4,982

Property and equipment consists of the following:

	At March 31,
	2016	2015
Computer equipment	$54,935	$46,078
Leasehold improvements	4,096	2,867
Furniture and fixtures	1,837	1,618
Office equipment	253	256

	61,121	50,819
Less: Accumulated depreciation and amortization	(36,315)	(27,660)

Property and equipment, net	$24,806	$23,159

Depreciation and amortization expense was $10.5 million, $11.0 million, and $9.0 million for the years ended March 31, 2016, 2015 and 2014, respectively.

Mimecast Limited

Notes to consolidated financial statements — (continued)

Accrued expenses and other current liabilities consists of the following:

	At March 31,
	2016	2015
Accrued payroll and related benefits	$8,620	$7,166
Accrued taxes payable	3,491	1,866
Other accrued expenses	2,999	1,870

Total accrued expenses and other current liabilities	$15,110	$10,902

Other non-current liabilities consists of the following:

	At March 31,
	2016	2015
Deferred rent	$1,476	$1,760
Other non-current liabilities	645	367

Total other non-current liabilities	$2,121	$2,127

4. Restructuring

During the year ended March 31, 2015, the Company recorded a restructuring charge of $1.2 million within the accompanying consolidated statements of operations. The restructuring charge consisted of employee severance costs in connection with the termination of employees in the United States and the United Kingdom. At March 31, 2016 and 2015, all obligations related to the restructuring action were fully paid and the Company does not expect to incur any additional costs related to this action.

5. Debt

In January 2012, Mimecast Services Limited and Mimecast North America, Inc., with Mimecast UK as guarantor, entered into a loan agreement with a lender (the Loan Agreement) providing for up to a £4.0 million asset based line of credit (the Equipment Line). Under the Equipment Line, the Company can use the borrowing capacity to finance Eligible Equipment purchases, as defined in the Loan Agreement, in British pounds or U.S. dollars. Outstanding amounts under the Equipment Line accrued interest at a rate equal to the U.K. LIBOR plus 6.00% per annum for advances in British pounds or the greater of (i) 7.50% per annum and (ii) the Prime Rate plus 3.50% per annum for U.S. dollar advances. Advances under the Equipment Line were repayable in 36 equal monthly payments of principal and interest following the date of the borrowing under the Equipment Line but no later than June 30, 2015.

In January 2013, the Company amended the Loan Agreement (the First Amendment) to aggregate the outstanding British pound advances and U.S. dollar advances into two individual Equipment Line advances of £1.7 million (the Sterling Equipment Advances) and $1.6 million (the U.S. Dollar Equipment Advances, collectively the Equipment Line Advances) and allowed for no additional advances under the Equipment Line. The First Amendment amended the interest rate on the Equipment Line Advances to a 4.50% per annum fixed interest rate and also extended the maturity date for the Equipment Line Advances to February 1, 2017, which includes an interest only period for the first twelve months following the First Amendment date. At March 31, 2016 and 2015, the Company had $0.7 million and $1.6 million outstanding, respectively, related to the Sterling

Mimecast Limited

Notes to consolidated financial statements — (continued)

Equipment Advances and had $0.5 million and $1.0 million outstanding, respectively, related to the U.S. Dollar Equipment Advances. There were no amounts available for future borrowings under the Equipment Line as of March 31, 2016 or 2015.

As part of the First Amendment, the Company entered into a line of credit of up to the lesser of (i) £7.5 million and (ii) the equivalent of 80% of Eligible Accounts Receivables, as defined, plus £2.5 million (the Revolving Line). Under the Revolving Line, the Company can borrow in British pounds, U.S. dollars or Euros and the Revolving Line had a maturity date of January 31, 2015. Advances under the Revolving Line bore interest at the greater of the Bank of England base rate plus 3.75% per annum, and 4.25% per annum for British pound Advances, the Prime Rate plus 1.00% per annum and 4.25% per annum for U.S. dollar Advances, and the Euro LIBOR plus 4.00% per annum and 4.25% per annum for Euro Advances.

In July 2014, the Company further amended the Loan Agreement (the Second Amendment) and increased the Revolving Line from up to £7.5 million to up to £10 million (the Amended Revolving Line). The Amended Revolving Line had £5.0 million available upon the Second Amendment and another £5.0 million upon completion of an additional equity financing, which occurred upon completion of the Company’s IPO. The Second Amendment also extended the maturity date of the Amended Revolving Line to July 15, 2016 and decreased the maximum interest rate on any advances to 4.00% per annum. At March 31, 2016 and 2015, the Company had no amounts outstanding under the Amended Revolving Line. At March 31, 2016 and 2015, the Company had £10.0 million and £5.0 million available for future borrowing, respectively, under the Amended Revolving Line.

With the First Amendment, the Company also entered into a £3.0 million fixed interest rate term loan (the First Term Loan), which is repayable in 36 monthly installments starting twelve months following the first business day of the borrowing. Interest on the First Term Loan accrues and is payable monthly in arrears at 4.50% per annum and the First Term Loan matures on March 1, 2017. With the Second Amendment, the Company entered into a second £5.0 million fixed interest rate term loan (the Second Term Loan), which is repayable in 36 monthly installments starting six months following the first business day of the borrowing. Interest on the Second Term Loan accrues and is payable monthly in arrears at 4.50% per annum and the Second Term Loan matures on January 1, 2018. At March 31, 2016, the Company had $1.3 million and $4.4 million outstanding on the First Term Loan and Second Term Loan, respectively. At March 31, 2015, the Company had $2.8 million and $7.0 million outstanding on the First Term Loan and Second Term Loan, respectively.

Under the Second Amendment, the Company was required to comply with certain financial covenants, including recurring revenue and adjusted quick ratio covenants, as defined within the Second Amendment. The interest rate would increase by 3.00% if the Company was not able to meet the financial covenants or had any other event of default, until cured. Failure to comply with these covenants, or the occurrence of an event of default, could permit the lender under the Second Amendment to declare all amounts outstanding under the Second Amendment, together with accrued interest and fees, to be immediately due and payable. In addition, the Second Amendment was secured by substantially all of our assets.

In November 2015, the Company further amended the Loan Agreement (the Fourth Amendment) to reflect the change in its reporting entity, to make available the additional £5.0 million in available credit under the facility that became accessible upon the completion of the IPO, and to adjust certain financial covenants, including recurring revenue and adjusted quick ratio covenants. Under the Fourth Amendment, the Company must comply with certain financial covenants, including recurring revenue and adjusted quick ratio covenants, as

Mimecast Limited

Notes to consolidated financial statements — (continued)

defined. The interest rate will increase by 3.00% if the Company is not able to meet the financial covenants or has any other event of default, until cured. Failure to comply with these covenants, or the occurrence of an event of default, could permit the lender under the Fourth Amendment to declare all amounts outstanding under the Fourth Amendment, together with accrued interest and fees, to be immediately due and payable. In addition, the Fourth Amendment is secured by substantially all of our assets. The Company was in compliance with all covenants under the Fourth Amendment and Second Amendment as of March 31, 2016 and 2015, respectively.

The weighted-average interest rate for long-term debt was 4.50% per annum at March 31, 2016 and 2015.

The Company has assessed these refinancing activities and determined they were modifications and not an extinguishment under ASC 470, Debt.

Future minimum principal payment obligations due under the Company’s loan agreements are as follows:

Year Ending March 31,
2017	$4,941
2018	1,991

$6,932

6. Related party transactions

Three of our current shareholders, who collectively owned more than 40% of our outstanding shares as of March 31, 2016 and 2015, respectively, were customers of the Company during the periods included in the consolidated financial statements. Revenue recognized during the years ended March 31, 2016, 2015 and 2014 and accounts receivable outstanding as of March 31, 2016 and 2015 related to these transactions was not material. Additionally, two of these shareholders provide certain services to the Company. Amounts paid to these shareholders in relation to arrangements for these services was not material for the years ended March 31, 2016, 2015 and 2014.

7. Convertible preferred shares and shareholders’ equity (deficit)

As of March 31, 2015, the authorized share capital of the Company consisted of 1,003,300,000 ordinary shares, £0.000001 par value and 75,458,210 convertible preferred shares.

In connection with the share-for-share exchange and share consolidation discussed in Note 1, the authorized share capital of the Company was amended to consist of 118,657,039 ordinary shares, $0.012 par value per share, consisting of 8,107,039 Founder Shares, 70,000,000 Class A Shares, 40,000,000 Class B Shares, and 550,000 Class C Shares and 12,576,364 preferred shares, $0.012 par value, consisting of 7,051,814 Series A Preferred Shares and 5,524,550 Series B Preferred Shares. This transaction was accounted for as a change in reporting entity and the accompanying consolidated financial statements and related notes have been retroactively revised to reflect this change.

Under our Memorandum and Articles of Association that became effective upon the IPO, our authorized share capital was increased to consist of 300,000,000 ordinary shares, nominal value $0.012 per share and 5,000,000 preferred shares, nominal value $0.012 per share.

Mimecast Limited

Notes to consolidated financial statements — (continued)

As of March 31, 2015, the Company’s convertible preferred shares outstanding were as follows:

	Original Issue Price per Share	Shares		Liquidation Amount	Carrying Value
		Authorized	Outstanding
Series A Convertible Preferred Share(1)	$2.95	7,051,814	7,051,814	$20,816	$20,583
Series B Convertible Preferred Shares	$7.24	5,524,550	5,524,550	40,000	38,722

		12,576,364	12,576,364	$60,816	$59,305

(1)	Translated using the British pound to U.S. dollar exchange rate as of the date of issuance of 1.601.

On November 19, 2015, the Company completed its initial public offering, or IPO, in which it issued and sold 7,750,000 ordinary shares at a public offering price of $10.00 per share. The Company received net proceeds of $68.3 million after deducting underwriting discounts and commissions and other offering expenses of $9.2 million. Immediately prior to the consummation of the IPO, all of the then-outstanding series of ordinary shares were redesignated as an aggregate of 33,694,703 ordinary shares, and upon consummation of the IPO, all of the then-outstanding convertible preferred shares automatically converted into an aggregate of 12,576,364 ordinary shares.

Under our Memorandum and Articles of Association that became effective upon the IPO, each ordinary share entitles the holder to one vote for each share on all matters submitted to a vote of our shareholders at all meetings of shareholders and written actions in lieu of meetings. The holders of ordinary shares are entitled to receive dividends, if and when declared by the Board. No dividends have been declared or paid by the Company through March 31, 2016.

At March 31, 2016, the Company has reserved the following ordinary shares for future issuance:

At March 31, 2016
Options outstanding under share option plans	8,069,866
Unvested restricted share units	42,224
Options and awards available for future grant under the 2015 Plan	5,999,375
Shares reserved for issuance under ESPP	1,100,000

Total authorized ordinary shares reserved for future issuance	15,211,465

8. Share-based compensation

At March 31, 2016, the Company has four share-based compensation plans and an employee stock purchase plan, which are more fully described below.

Prior to the IPO, the Company granted share-based awards under three share option plans which are the Mimecast Limited 2007 Key Employee Share Option Plan (the 2007 Plan), the Mimecast Limited 2010 EMI Share Option Scheme (the 2010 Plan), and the Mimecast Limited Approved Share Option Plan (the Approved Plan) (the 2007 Plan, the 2010 Plan and the Approved Plan, collectively, the Historical Plans).

Mimecast Limited

Notes to consolidated financial statements — (continued)

Upon the closing of the IPO, the Mimecast Limited 2015 Share Option and Incentive Plan (the 2015 Plan) and the 2015 Employee Stock Purchase Plan (the 2015 ESPP) became effective. Subsequent to the IPO, future grants of share-based awards will be made under the 2015 Plan and no further grants under the Historical Plans are permitted.

The 2015 Plan was adopted by our board of directors on September 2, 2015, approved by our shareholders on November 4, 2015 and became effective on the date of the Company’s IPO. The 2015 Plan allows the compensation committee to make equity-based incentive awards to our officers, employees, non-employee directors and consultants. Initially, a total of 5,500,000 ordinary shares were reserved for the issuance of awards under the 2015 Plan. This number is subject to adjustment in the event of a share split, share dividend or other change in our capitalization. The 2015 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2016, by 5% of the outstanding number of ordinary shares on the immediately preceding December 31 or such lesser number of shares as determined by our board of directors.

In September 2015, our board of directors adopted the Mimecast Limited 2015 Employee Share Purchase Plan (ESPP), which was approved by our shareholders on November 4, 2015. The ESPP initially reserves and authorizes for issuance a total of 1,100,000 ordinary shares. This number is subject to adjustment in the event of a share split, share dividend or other change in our capitalization. Participating employees of the Company may purchase ordinary shares during pre-specified purchase periods at a price equal to the lesser of 85% of the fair market value of an ordinary share of the Company at the beginning of the purchase period or 85% of the fair market value of an ordinary share of the Company at the end of the purchase period. The Board has not determined the date on which the initial purchase period will commence under the ESPP.

Under the 2015 Plan, the share option price may not be less than the fair market value of the ordinary shares on the date of grant and the term of each share option may not exceed 10 years from the date of grant. Share options typically vest over 4 years, but vesting provisions can vary based on the discretion of the Board. We settle share options exercises under the 2015 Plans through newly issued shares. The Company’s ordinary shares underlying any awards that are forfeited, canceled, withheld upon exercise of an option, or settlement of an award to cover the exercise price or tax withholding, or otherwise terminated other than by exercise will be added back to the shares available for issuance under the 2015 Plan.

Under the Historical Plans, share-based awards have a term of 10 years from the date of grant and typically vest over 4 years, however, vesting provisions could vary based on the discretion of the Board. Subsequent to the Company’s IPO, the Company’s ordinary shares underlying any awards issued under the Historical Plans that are forfeited, canceled, withheld upon exercise of an option, or settlement of an award to cover the exercise price or tax withholding, or otherwise terminated other than by exercise will be not be added back to the shares available for issuance.

Certain awards granted by the Company under the Historical Plans are subject to service-based vesting conditions and a performance-based vesting condition based on a liquidity event, defined as either a change of control or an IPO. As a result, no compensation cost related to share-based awards with these performance conditions had been recognized through the date of the Company’s IPO, as the Company had determined that a liquidity event was not probable. Upon the IPO, 100% of the unvested portion of options granted under the Historical Plans prior to May 13, 2014 became vested. For options issued to employees other than those in our US subsidiary, 25% of the vested shares underlying options became exercisable immediately upon the listing,

Mimecast Limited

Notes to consolidated financial statements — (continued)

50% of the shares underlying options will become exercisable 12 months following the date of the listing, and 25% of the shares underlying options will become exercisable 24 months following the date of the listing. Upon consummation of the IPO, the Company began to record expense for these awards using the accelerated attribution method over the remaining service period. Options granted on or after May 13, 2014 under the 2010 Plan, and the Approved Plan shall continue vesting as set forth in the option award agreements.

The number of options available for future grant under the Plans as of March 31, 2016 was 5,999,375.

Share-based compensation expense recognized under the Plans in the accompanying consolidated statements of operations was as follows:

	Year Ended March 31,
(in thousands)	2016	2015	2014
Cost of revenue	$633	$151	$151
Research and development	1,711	544	291
Sales and marketing	3,180	1,684	395
General and administrative	2,362	3,047	395

Total share-based compensation expense	$7,886	$5,426	$1,232

Share option activity under the Plans for the year ended March 31, 2016 was as follows:

	Number of Awards	Weighted Average Exercise Price(3)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)(1)
Outstanding at March 31, 2015	5,631,854	$1.84	5.91	$44,591
Options granted	3,726,410	$8.84
Options exercised	(940,187)	$0.94
Options forfeited and cancelled	(348,211)	$5.99

Outstanding at March 31, 2016	8,069,866	$5.00	7.16	$38,541

Exercisable at March 31, 2016	2,591,492	$2.27	5.51	$19,340

Exercisable and expected to be exercisable at March 31, 2016(2)	7,884,565	$4.91	7.10	$38,336

(1)	As of March 31, 2016, the aggregate intrinsic value was calculated based on the positive difference, if any, between the closing price of our ordinary shares on the NASDAQ exchange on March 31, 2016 and the exercise price of the underlying options. As of March 31, 2015, the aggregate intrinsic value was calculated based on the positive difference, if any, between the estimated fair value of our ordinary shares and the exercise price of the underlying options.

(2)	This represents the number of exercisable options plus the number of options expected to become exercisable as of March 31, 2016 based on the options outstanding as of March 31, 2016 adjusted for the estimated forfeiture rate.

(3)	Certain of the Company’s option grants have an exercise price denominated in British pound. The weighted-average exercise price at the end of each reporting period was translated into U.S. dollars using the exchange rate at the end of the period. The weighted-average exercise price for the options granted, exercised, forfeited and expired was translated into U.S. dollars using the exchange rate at the applicable date of grant, exercise, forfeiture or expiration, as appropriate.

Mimecast Limited

Notes to consolidated financial statements — (continued)

The total intrinsic value of options exercised was $8,198, $5,112 and $234 for the years ended March 31, 2016, 2015 and 2014, respectively. Total cash proceeds from such option exercises were $885, $632 and $30 for the years ended March 31, 2016, 2015 and 2014, respectively.

In 2011, the Company granted its two founders a total of 550,000 restricted share awards, which vest over a period of four years, 25% at the end of year one and then 6.25% quarterly over the remaining three years. No additional restricted share awards were issued subsequent to this grant. As of March 31, 2015, a total of 31,250 awards remained unvested. As of March 31, 2015, the aggregate intrinsic value of unvested shares was $0.3 million. As of March 31, 2016, all restricted share awards were fully vested.

In November 2015, the Company granted restricted share units (RSUs) to two of its Directors in the amount of 25,000 and 20,000, respectively. The RSU in the amount of 25,000 vests over three years on a monthly basis. The RSU in the amount of 20,000 cliff vests over a five month period. As of March 31, 2016, a total of 42,224 awards remained unvested and the aggregate intrinsic value of unvested shares was $0.4 million.

As of March 31, 2016, there was approximately $13.2 million of unrecognized share-based compensation, net of estimated forfeitures, related to unvested share-based awards subject to service-based vesting conditions, which is expected to be recognized over a weighted-average period of 3.6 years. The total unrecognized share-based compensation cost will be adjusted for future changes in estimated forfeitures.

As of March 31, 2016, there was approximately $2.9 million of unrecognized share-based compensation, net of estimated forfeitures, related to unvested share-based awards, subject to both service-based vesting conditions and a performance-based vesting condition based on a liquidity event, which occurred upon the Company’s IPO. These awards are expected to be recognized over a weighted-average period of 1.1 years.

9. Commitments and contingencies

The Company leases its facilities under non-cancelable operating leases with various expiration dates through October 2020. Rent expense was $3.2 million, $2.8 million and $2.6 million for the years ended March 31, 2016, 2015 and 2014, respectively. The Company also has non-cancelable commitments related to its data centers.

Future minimum payments for our operating leases and data centers as of March 31, 2016 are as follows:

	Operating Leases	Data Centers

Year Ending March 31,
2017	$3,539	$10,125
2018	3,381	10,142
2019	3,159	7,646
2020	2,091	4,787
2021	726	801
Thereafter	—	659

Total	$12,896	$34,160

Certain amounts included in the table above relating to co-location leases for the Company’s servers includes usage based charges in addition to base rent.

Mimecast Limited

Notes to consolidated financial statements — (continued)

The Company has outstanding letters of credit of $0.5 million and $0.4 million related to certain operating leases as of March 31, 2016 and 2015, respectively.

Litigation

The Company, from time to time, may be party to litigation arising in the ordinary course of its business. The Company was not subject to any material legal proceedings during the years ended March 31, 2016, 2015 and 2014, and, to the best of its knowledge, no material legal proceedings are currently pending or threatened.

Indemnification

The Company typically enters into indemnification agreements with customers in the ordinary course of business. Pursuant to these agreements, the Company indemnifies and agrees to reimburse the indemnified party for losses suffered or incurred as a result of claims of intellectual property infringement. These indemnification agreements are provisions of the applicable customer agreement. Based on when clients first sign an agreement for the Company’s service, the maximum potential amount of future payments the Company could be required to make under certain of these indemnification agreements is unlimited. Based on historical experience and information known as of March 31, 2016, the Company has not incurred any costs for the above guarantees and indemnities.

In certain circumstances, the Company warrants that its services will perform in all material respects in accordance with its standard published specification documentation in effect at the time of delivery of the services to the customer for the term of the agreement. To date, the Company has not incurred significant expense under its warranties and, as a result, the Company believes the estimated fair value of these agreements is immaterial.

10. Employee benefit plans

We maintain a defined contribution savings plan under Section 401(k) of the Internal Revenue Code (the 401(k) Plan) covering all U.S. employees who satisfy certain eligibility requirements. The 401(k) Plan allows each participant to defer a percentage of their eligible compensation subject to applicable annual limits pursuant to the limits established by the Internal Revenue Service. We may, at our discretion, make contributions in the form of matching contributions or profit-sharing contributions. To date, we have not made any matching or profit-sharing contributions.

In addition, we contribute to a defined contribution savings plan for our employees in the United Kingdom who satisfy certain eligibility requirements. The plan allows each participant to defer a percentage of their compensation, and the Company contributes an additional 1% of all wages for those employees in the scheme on a monthly basis. The Company’s contributions have not been material to any individual year.

11. Segment and geographic information

Disclosure requirements about segments of an enterprise and related information establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to shareholders. Operating

Mimecast Limited

Notes to consolidated financial statements — (continued)

segments are defined as components of an enterprise about which separate discrete financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is the chief executive officer. The Company and the chief executive officer view the Company’s operations and manage its business as one operating segment.

Geographic data

The Company allocates, for the purpose of geographic data reporting, its revenue based upon the location of the contracting subsidiary. Total revenue by geographic area was as follows:

	Year ended March 31,
	2016	2015	2014

Revenue:
United States	$60,970	$43,574	$29,636
United Kingdom	55,276	48,595	37,694
South Africa	22,342	21,817	18,716
Other	3,253	2,099	2,269

Total revenue	$141,841	$116,085	$88,315

Property and equipment, net by geographic location consists of the following:

	At March 31,
	2016	2015
United States	$11,363	$11,031
United Kingdom	7,677	7,883
Australia	2,886	192
South Africa	2,569	3,736
Other	311	317

Total	$24,806	$23,159

12. Income taxes

(Loss) income before the provision for income taxes consists of the following:

	Year ended March 31,
	2016	2015	2014
United Kingdom	$942	$5,955	$(4,033)
Foreign	(3,321)	(5,518)	(12,838)

(Loss) income before provision for income taxes	$(2,379)	$437	$(16,871)

Mimecast Limited

Notes to consolidated financial statements — (continued)

The provision for income taxes in the accompanying consolidated financial statements is comprised of the following:

	At March 31,
	2016	2015	2014

Current tax expense:
Domestic	$154	$—	$—
Foreign	711	152	19

Total current tax expense	865	152	19

Deferred tax expense:
Domestic	—	—	—
Foreign	—	—	—

Total deferred tax expense	—	—	—

Total provision for income taxes	$865	$152	$19

The reconciliation of the United Kingdom statutory tax rate to the Company’s effective tax rate included in the accompanying consolidated statements of operations is as follows:

	Year ended March 31,
	2016	2015	2014
Tax at statutory rate	20.0%	21.0%	20.0%
U.S. state taxes, net of federal	(1.9)	9.9	—
Foreign rate differential	18.0	(214.6)	10.7
Meals and entertainment	(7.9)	24.3	(0.6)
Branch income / loss	0.3	(2.7)	(0.6)
Share-based compensation	(7.3)	90.8	(0.1)
Foreign exchange	7.4	(215.4)	(2.1)
Non-deductible interest expense	(13.9)	76.2	—
R&D credit and R&D enhancement	7.9	—	(4.4)
Change in valuation allowance	48.1	243.5	(23.0)
Deferred tax true-ups	(61.0)	—	—
Tax reserves	(23.8)	—	—
Provision to return	(6.5)	—	—
Non-deductible expenses	(3.9)	—	—
Effect of U.K. rate change	(12.8)	—	—
Other	0.9	1.8	—

Effective Tax Rate	(36.4)%	34.8%	(0.1)%

Although the Company’s parent entity is organized under the laws of Jersey, our affairs are, and are intended to continue to be, managed and controlled in the United Kingdom for tax purposes and therefore we are resident in the United Kingdom for tax purposes and therefore we are resident in the United Kingdom for U.K. and Jersey tax purposes. The Company’s parent entity is domiciled in the United Kingdom and its earnings are subject to a

Mimecast Limited

Notes to consolidated financial statements — (continued)

statutory tax rate of 20.0%, 21.0% and 20.0% for the years ended March 31, 2016, 2015 and 2014, respectively. The Company’s effective tax rate differs from the statutory rate each year primarily due to the valuation allowance maintained against the Company’s net deferred tax assets, the jurisdictional mix of earnings (profits earned in foreign jurisdictions are taxed at different rates than the United Kingdom statutory tax rate), the effect of tax rate changes, tax reserves for uncertain tax positions and the impact of permanent differences (primarily related to non-deductible expenses, true-ups, and foreign exchange).

Deferred tax assets and liabilities reflect the net tax effects of net operating loss carryovers and the temporary differences between the carrying amount of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets (liabilities) are as follows:

	At March 31,
(in thousands)	2016	2015
Deferred tax assets/liabilities:
Net operating loss carryforwards	$12,362	$14,676
Share-based compensation	2,369	2,136
Deferred revenue	1,609	1,203
Fixed assets	1,097	509
Accrued compensation	732	624
Accrued costs	203	141
Deferred rent	284	159
Income tax credits	184	—
Other	149	164

Gross deferred tax assets	18,989	19,612
Valuation allowance	(18,355)	(19,612)
Prepaid expenses	(139)	—
Fixed assets	(442)	—
Other	(53)	—

Deferred tax assets, net	$—	$—

In assessing the ability to realize the Company’s net deferred tax assets, management considers various factors including taxable income in carryback years, future reversals of existing taxable temporary differences, tax planning strategies and projections of future taxable income, to determine whether it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based on the cumulative losses that the Company has incurred in the jurisdictions in which it operates and consideration of other negative evidence, the Company has determined that the uncertainty regarding the realization of its deferred tax assets is sufficient to warrant the need for a full valuation allowance against its worldwide net deferred tax assets. The net decrease in the valuation allowance of approximately $1.3 million from 2015 to 2016 is primarily due to the impact of foreign exchange, the impact of deferred tax true-up adjustments and the operating results of the Company.

As of March 31, 2016 and 2015, the Company had U.K. net operating loss carryforwards of approximately $10.3 million and $9.5 million, respectively. These net operating loss carryforwards do not expire. At March 31,

Mimecast Limited

Notes to consolidated financial statements — (continued)

2016 and 2015, the Company had U.S. federal net operating loss carryforwards of approximately $31.5 million and $30.4 million, respectively and U.S. state net operating loss carryforwards of approximately $24.4 million and $27.4 million, respectively. These net operating loss carryforwards expire at various dates through 2036. As of March 31, 2016 and 2015, the Company had South African net operating loss carryforwards of zero and $3.0 million, respectively. As of March 31, 2016 and 2015, the Company had Australian net operating loss carryforwards of approximately $7.7 million and $3.2 million, respectively. These net operating loss carryforwards do not expire. As of March 31, 2016, the Company had a U.K income tax credit carryforward of $0.2 million. This credit does not expire.

Included in the March 31, 2016 net operating losses carryforwards above, the Company has U.S. federal, U.S. state, and U.K net operating losses of approximately $2.8 million, $2.8 million and $6.6 million, respectively, related to excess share-based compensation deductions. These net operating losses have been excluded from the above deferred tax table. In accordance with ASC 740 and ASC 718, recognition of these assets would occur upon the utilization of these deferred tax assets to reduce taxes payable and would result in a credit to additional paid-in capital within shareholders’ equity rather than the provision for income taxes.

Under Sections 382 and 383 of the U.S. Internal Revenue Code, if a corporation undergoes an ownership change, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income and taxes may be limited. In general, an ownership change generally occurs if there is a cumulative change in our ownership by 5-percent shareholders that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under U.S. state tax laws. The Company believes that it has experienced an ownership change in the past and may experience ownership changes in the future as a result of future transactions in our share capital, some of which may be outside of the control of the Company. The Company is still in the process of determining whether historic ownership changes will result in any material limitation on the use of its U.S. net operating losses. As a result, if the Company earns net taxable income, its ability to use its pre-change net operating loss carryforwards, or other pre-change tax attributes, to offset U.S. federal and state taxable income and taxes may be subject to significant limitations.

The Company previously adopted ASC 740-10, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements. The Company had no unrecorded liabilities for uncertain tax positions upon adoption and the adoption did not have an impact on the Company’s balance sheet or retained earnings. As of March 31, 2016, the Company had liabilities for uncertain tax positions of $2.3 million, none of which, if recognized, would impact the Company’s effective tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	At March 31, 2016
Balance at April 1, 2015	$—
Additions based on tax positions related to current year	1,258
Additions for tax positions of prior years	1,068
Reductions for tax positions of prior years	—
Settlements	—

Balance at March 31, 2016	$2,326

Mimecast Limited

Notes to consolidated financial statements — (continued)

Interest and penalty charges, if any, related to uncertain tax positions would be classified as income tax expense in the accompanying consolidated statements of operations. As of March 31, 2016 and 2015, the Company had no accrued interest or penalties related to uncertain tax positions.

The Company is subject to taxation in the United Kingdom and several foreign jurisdictions. At March 31, 2016, the Company is no longer subject to examination by taxing authorities in the United Kingdom for years prior to March 31, 2015. The significant foreign jurisdictions in which the Company operates are no longer subject to examination by taxing authorities for years prior to March 31, 2013. In addition, net operating loss carryforwards in certain jurisdictions may be subject to adjustments by taxing authorities in future years in which they are utilized.

The majority of the Company’s foreign subsidiaries have incurred losses since inception and do not have any undistributed earnings as of March 31, 2016. Income taxes have not been provided on the undistributed earnings of certain foreign subsidiaries of approximately $1.4 million because such earnings are considered to be indefinitely reinvested in the business. The amount of tax payable on the earnings that are indefinitely reinvested in foreign operations would be immaterial.

13. Subsequent events

The Company has completed an evaluation of all subsequent events after the audited balance sheet date of March 31, 2016 through May 25, 2016, the date the Company’s Annual Report on Form 20-F was filed with the SEC, to ensure that this filing includes appropriate disclosure of events both recognized in the financial statements as of March 31, 2016, and events which occurred subsequently but were not recognized in the financial statements. The Company has concluded that no subsequent events have occurred that require disclosure within these consolidated financial statements.

Mimecast Limited

Notes to consolidated financial statements — (continued)

14. Quarterly results of operations data (unaudited)

The following tables set forth our unaudited quarterly consolidated statements of operations for each of the eight quarters in the period ended March 31, 2016. We have prepared the quarterly consolidated statements of operations data on a basis consistent with the audited consolidated financial statements included elsewhere in this Registration Statement on Form F-1. In the opinion of management, the financial information reflects all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this Registration Statement on Form F-1. The results of historical periods are not necessarily indicative of the results to be expected for any future period.

	Quarter ended
(in thousands, except per share amounts)	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016
Revenue	$26,943	$28,603	$29,824	$30,715	$33,328	$34,507	$37,130	$36,876
Gross profit	18,018	19,466	20,240	21,540	23,452	24,314	26,479	25,787
(Loss) income from operations	(2,651)	(5,067)	2,619	1,669	2,110	1,503	(2,138)	(4,049)
Net (loss) income	(4,048)	(3,384)	4,064	3,653	(2,249)	2,168	(1,199)	(1,964)
Net (loss) income applicable to ordinary shareholders—basic	(4,048)	(3,384)	2,920	2,630	(2,249)	1,572	(1,199)	(1,964)
Net (loss) income applicable to ordinary shareholders—diluted	(4,048)	(3,384)	3,003	2,705	(2,249)	1,612	(1,199)	(1,964)
Net (loss) income per share applicable to ordinary shareholders:
Basic	$(0.13)	$(0.10)	$0.09	$0.08	$(0.07)	$0.05	$(0.03)	$(0.04)
Diluted	$(0.13)	$(0.10)	$0.08	$0.07	$(0.07)	$0.04	$(0.03)	$(0.04)
Weighted-average number of ordinary shares used in computing net (loss) income per share applicable to ordinary shareholders:
Basic	31,884	32,230	32,505	32,802	33,066	33,673	42,514	54,172
Diluted	31,884	32,230	36,146	36,449	33,066	36,991	42,514	54,172

Mimecast Limited

Condensed consolidated balance sheets

(unaudited)

(in thousands, except share and per share amounts)	At June 30, 2016	At March 31, 2016

Assets

Current assets
Cash and cash equivalents	$108,658	$106,140
Accounts receivable, net	30,708	33,738
Prepaid expenses and other current assets	5,976	7,362

Total current assets	145,342	147,240

Property and equipment, net	28,971	24,806
Other assets	2,547	3,081

Total assets	$176,860	$175,127

Liabilities and shareholders’ equity

Current liabilities
Accounts payable	$6,234	$2,891
Accrued expenses and other current liabilities	15,067	15,110
Deferred revenue	60,433	60,889
Current portion of long-term debt	3,966	4,910

Total current liabilities	85,700	83,800

Deferred revenue, net of current portion	9,443	9,151
Long-term debt	1,296	1,981
Other non-current liabilities	2,047	2,121

Total liabilities	98,486	97,053

Contingencies (Note 14)

Shareholders’ equity
Ordinary shares, $0.012 par value, 300,000,000 shares authorized; 54,476,620 and 54,216,738 shares issued and outstanding at June 30, 2016 and March 31, 2016, respectively	654	651
Additional paid-in capital	172,553	169,037
Accumulated deficit	(88,332)	(88,576)
Accumulated other comprehensive loss	(6,501)	(3,038)

Total shareholders’ equity	78,374	78,074

Total liabilities and shareholders’ equity	$176,860	$175,127

The accompanying notes are an integral part of these condensed consolidated financial statements.

Mimecast Limited

Condensed consolidated statements of operations

(unaudited)

	Three months ended June 30,
(in thousands, except per share amounts)	2016	2015
Revenue	$41,460	$33,328
Cost of revenue	11,339	9,876

Gross profit	30,121	23,452

Operating expenses
Research and development	5,149	3,530
Sales and marketing	21,463	13,121
General and administrative	6,456	4,691

Total operating expenses	33,068	21,342

(Loss) income from operations	(2,947)	2,110

Other income (expense)
Interest income	67	17
Interest expense	(107)	(177)
Foreign exchange income (expense)	4,096	(3,841)

Total other income (expense), net	4,056	(4,001)

Income (loss) before income taxes	1,109	(1,891)
Provision for income taxes	865	358

Net income (loss)	$244	$(2,249)

Net income (loss) available to ordinary shareholders—basic and diluted	$244	$(2,249)

Net income (loss) per ordinary share:
Basic	$0.00	$(0.07)
Diluted	$0.00	$(0.07)

Weighted-average number of ordinary shares outstanding:
Basic	54,287	33,066
Diluted	57,655	33,066

The accompanying notes are an integral part of these condensed consolidated financial statements.

Mimecast Limited

Condensed consolidated statements of comprehensive (loss) income

(unaudited)

	Three months ended June 30,
(in thousands)	2016	2015
Net income (loss)	$244	$(2,249)

Other comprehensive (loss) income:
Foreign currency translation adjustment	(3,463)	2,862

Comprehensive (loss) income	$(3,219)	$613

The accompanying notes are an integral part of these condensed consolidated financial statements.

Mimecast Limited

Condensed consolidated statements of cash flows

(unaudited)

	Three months ended June 30,
(in thousands)	2016	2015

Operating activities
Net income (loss)	$244	$(2,249)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,764	2,536
Share-based compensation expense	2,043	843
Provision for doubtful accounts	20	25
Loss on disposal of fixed assets	2	3
Non-cash interest expense	25	27
Excess tax benefits related to exercise of share options	(466)	(289)
Unrealized currency (gain) loss on foreign denominated intercompany transactions	(3,817)	3,367
Changes in assets and liabilities:
Accounts receivable	2,128	1,949
Prepaid expenses and other current assets	1,496	1,524
Other assets	—	192
Accounts payable	1,993	(548)
Deferred revenue	2,450	1,152
Accrued expenses and other liabilities	425	(721)

Net cash provided by operating activities	9,307	7,811

Investing activities
Purchases of property and equipment	(5,586)	(4,769)

Net cash used in investing activities	(5,586)	(4,769)

Financing activities
Proceeds from exercises of share options	1,014	414
Excess tax benefits related to exercise of share options	466	289
Payments on debt	(1,293)	(1,373)

Net cash provided by (used in) financing activities	187	(670)
Effect of foreign exchange rates on cash	(1,390)	1,248

Net increase in cash and cash equivalents	2,518	3,620

Cash and cash equivalents at beginning of period	106,140	32,890

Cash and cash equivalents at end of period	$108,658	$36,510

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$77	$150
Cash paid during the period for income taxes	$81	$19

Supplemental disclosure of non-cash investing and financing
Unpaid purchases of property and equipment	$2,297	$1,050
Unpaid deferred initial public offering issuance costs	$—	$1,230

The accompanying notes are an integral part of these condensed consolidated financial statements.

Mimecast Limited

Notes to condensed consolidated financial statements

(in thousands, except share and per share data, unless otherwise noted)

(unaudited)

1. Description of business and basis of presentation

Mimecast Limited (Mimecast Jersey) is a public limited company organized under the laws of the Bailiwick of Jersey on July 28, 2015. On November 4, 2015, Mimecast Jersey changed its corporate structure whereby it became the holding company of Mimecast Limited (Mimecast UK), a private limited company incorporated in 2003 under the laws of England and Wales, and its wholly-owned subsidiaries by way of a share-for-share exchange in which the shareholders of Mimecast UK exchanged their shares in Mimecast UK for an identical number of shares of the same class in Mimecast Jersey. Upon the exchange, the historical consolidated financial statements of Mimecast UK became the historical consolidated financial statements of Mimecast Jersey.

Mimecast Jersey and its subsidiaries (together the Group, the Company, Mimecast or we) is headquartered in London, England. The principal activity of the Group is the provision of email management services. Mimecast delivers a software-as-a-service (SaaS) enterprise email management service for archiving, continuity, and security. By unifying disparate and fragmented email environments into one holistic solution from the cloud, Mimecast minimizes risk and reduces cost and complexity while providing total end-to-end control of email. Mimecast’s proprietary software platform provides a single system to address key email management issues. Mimecast operates principally in Europe, North America, Africa, and Australia.

Basis of presentation

The accompanying interim condensed consolidated financial statements are unaudited. These financial statements and notes should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2016 and related notes, together with management’s discussion and analysis of financial condition and results of operations, contained in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC) on May 25, 2016.

The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the SEC. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States (GAAP) have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the unaudited condensed consolidated financial statements and notes have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2016 contained in the Company’s Annual Report on Form 20-F, and included elsewhere in this Registration Statement on Form F-1, and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the Company’s financial position as of June 30, 2016 and for the three months ended June 30, 2016 and 2015. These interim periods are not necessarily indicative of the results to be expected for any other interim period or the full year.

The accompanying condensed consolidated financial statements reflect the application of certain significant accounting policies as described below and elsewhere in these notes to the condensed consolidated financial statements. As of June 30, 2016, the Company’s significant accounting policies and estimates, which are detailed in the Company’s Annual Report on Form 20-F, and included elsewhere in this Registration Statement on Form F-1, have not changed.

Mimecast Limited

Notes to condensed consolidated financial statements — (continued)

2. Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

3. Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period.

Significant estimates relied upon in preparing these condensed consolidated financial statements include revenue recognition, allowances for doubtful accounts, expected future cash flows used to evaluate the recoverability of long-lived assets, contingent liabilities, expensing and capitalization of research and development costs for internal-use software, the determination of the fair value of share-based awards issued, share-based compensation expense, and the recoverability of the Company’s net deferred tax assets and related valuation allowance.

The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Although the Company regularly assesses these estimates, actual results may differ materially from management’s estimates if these results differ from historical experience, or other assumptions do not turn out to be substantially accurate, even if such assumptions are reasonable when made. Changes in estimates are recorded in the period in which they become known.

4. Subsequent events considerations

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence for certain estimates or to identify matters that require additional disclosure. The Company has evaluated all subsequent events and determined that there are no material recognized or unrecognized subsequent events requiring disclosure.

5. Revenue recognition

The Company derives its revenue from two sources: (1) subscription revenues, which are comprised of subscription fees from customers accessing the Company’s cloud services and from customers purchasing additional support beyond the standard support that is included in the basic subscription fees; and (2) related professional services and other revenue, which consists primarily of set-up and ingestion fees as well as training fees.

The Company recognizes revenue when all of the following conditions are satisfied:

•	there is persuasive evidence of an arrangement;
•	the service has been or is being provided to the customer;
•	the collection of the fees is probable; and
•	the amount of fees to be paid by the customer is fixed or determinable.

Mimecast Limited

Notes to condensed consolidated financial statements — (continued)

The Company’s subscription arrangements provide customers the right to access its hosted software applications. Customers do not have the right to take possession of the Company’s software during the hosting arrangement. Accordingly, the Company recognizes revenue in accordance with ASC 605, Revenue Recognition, and Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition.

The Company’s products and services are sold directly by the Company’s sales force and also indirectly by third-party resellers. In accordance with the provisions of ASC 605, the Company has considered certain factors in determining whether the end-user or the third-party reseller is the Company’s customer in arrangements involving resellers. The Company has concluded that in the majority of transactions with resellers, the reseller is the Company’s customer. In these arrangements, the Company considered that it is the reseller, and not the Company, that has the relationship with the end-user. Specifically, the reseller has the ability to set pricing with the end-user and the credit risk with the end-user is borne by the reseller. Further, the reseller is not obligated to report its transaction price with the end-user to the Company, and in the majority of transactions, the Company is unable to determine the amount paid by the end-user customer to the reseller in these transactions. As a result of such considerations, revenue for these transactions is presented in the accompanying consolidated statements of operations based upon the amount billed to the reseller. For transactions where the Company has determined that the end-user is the ultimate customer, revenue is presented in the accompanying consolidated statements of operations based on the transaction price with the end-user.

Subscription and support revenue is recognized ratably over the term of the contract, typically one year in duration, beginning on the commencement date of each contract.

Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

The Company’s professional services contracts are on a time and material basis. When these services are not combined with subscription revenues as a single unit of accounting, as discussed below, these revenues are recognized as the services are rendered.

Revenue is presented net of any taxes collected from customers.

At times, the Company may enter into arrangements with multiple-deliverables that generally include multiple subscriptions, premium support and professional services. For arrangements with multiple deliverables, the Company evaluates each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (a) whether the delivered item has value to the customer on a stand-alone basis; and (b) if the contract includes a general right of return relative to the delivered item, whether delivery or performance of the undelivered items is considered probable and substantially within our control.

If the deliverables are determined to qualify as separate units of accounting, consideration is allocated to each unit of accounting based on the units’ relative selling prices. The Company determines the relative selling price for a deliverable based on its vendor-specific objective evidence of fair value (VSOE), if available, or its best estimate of selling price (BESP), if VSOE is not available. The Company has determined that third-party evidence of selling price (TPE) is not a practical alternative due to differences in its service offerings compared to other parties and the availability of relevant third-party pricing information. The amount of revenue allocated to delivered items is limited by contingent revenue, if any.

Mimecast Limited

Notes to condensed consolidated financial statements — (continued)

Subscription services have standalone value as such services are often sold separately. In determining whether professional services sold together with the subscription services have standalone value, the Company considers the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the determination that customers cannot resell the services that Mimecast provides, the timing of when the professional services contract was signed in comparison to the subscription service start date and the contractual dependence of the subscription service on the customer’s satisfaction with the professional services work. Professional services sold at the time of the multiple-element subscription arrangement typically include customer set-up and ingestion services. To date, the Company has concluded that all of these professional services included in executed multiple-deliverable arrangements do not have standalone value and are therefore not considered separate units of accounting. These professional services are purchased by customers only in contemplation of, or in concert with, purchasing one of the hosted subscription solutions and, therefore, are not considered a substantive service, such that the provision of such service does not reflect the culmination of the earnings process. Mimecast does not sell these services without the related underlying primary subscription as there would be no practical interest or need on the behalf of a customer to buy these services without the underlying subscription. The Company does not have any knowledge of other vendors selling these services on a stand-alone basis and there is no way for an end-user to resell the deliverable. Accordingly, the deliverables within the arrangement including both subscription services and other professional services are accounted for as a single unit of accounting in accordance with the guidance in SAB No. 104. On these occasions, revenue for the professional services deliverables in the arrangement is recognized on a straight-line basis over the contractual term or the average customer life, as further described below.

Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from subscription services described above and is recognized as the revenue recognition criteria are met. In addition, deferred revenue consists of amounts paid by customers related to upfront set-up or ingestion fees. Revenue related to such services is recognized over the contractual term or the average customer life, whichever is longer. The estimated customer life has been determined to be five years.

Deferred revenue that is expected to be recognized during the succeeding twelve month period is recorded as current deferred revenue and the remaining portion is recorded as noncurrent in the accompanying consolidated balance sheets.

6. Concentration of credit risk and off-balance sheet risk

The Company has no off-balance sheet risk, such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. We maintain our cash and cash equivalents with major financial institutions of high-credit quality. Although the Company deposits its cash with multiple financial institutions, its deposits, at times, may exceed federally insured limits.

Credit risk with respect to accounts receivable is dispersed due to our large number of customers. The Company’s accounts receivable are derived from revenue earned from customers primarily located in the United States, the United Kingdom, and South Africa. The Company generally does not require its customers to provide collateral or other security to support accounts receivable. Credit losses historically have not been significant and the Company generally has not experienced any material losses related to receivables from

Mimecast Limited

Notes to condensed consolidated financial statements — (continued)

individual customers, or groups of customers. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in the Company’s accounts receivable. As of June 30, 2016 and March 31, 2016, no individual customer represented more than 10% of our accounts receivable. During the three months ended June 30, 2016 and 2015, no individual customer represented more than 10% of our revenue.

7. Cash and cash equivalents

The Company considers all highly liquid instruments purchased with an original maturity date of 90 days or less from the date of purchase to be cash equivalents. Management determines the appropriate classification of investments at the time of purchase, and re-evaluates such determination at each balance sheet date.

Cash and cash equivalents consist of cash on deposit with banks and amounts held in interest-bearing money market funds. Cash equivalents are carried at cost, which approximates their fair market value.

8. Disclosure of fair value of financial instruments

The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and borrowings under the Company’s long-term debt arrangements, approximated their fair values as of June 30, 2016 and March 31, 2016, due to the short-term nature of these instruments, and for the long-term debt, the interest rates the Company believes it could obtain for borrowings with similar terms.

The Company has evaluated the estimated fair value of financial instruments using available market information. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts.

Cash equivalents include money market funds with original maturities of 90 days or less from the date of purchase. The fair value measurement of these assets is based on quoted market prices in active markets for identical assets and, therefore, these assets are recorded at fair value on a recurring basis and classified as Level 1 in the fair value hierarchy for all periods presented. As of June 30, 2016 and March 31, 2016, cash equivalents held in money market funds totaled $11.0 million and $10.7 million, respectively.

As of June 30, 2016 and March 31, 2016, we did not have any assets or liabilities measured at fair value on a recurring basis using significant other observable inputs (Level 2) or on a recurring basis using significant unobservable inputs (Level 3).

The Company measures eligible assets and liabilities at fair value, with changes in value recognized in earnings. Fair value treatment may be elected either upon initial recognition of an eligible asset or liability or, for an existing asset or liability, if an event triggers a new basis of accounting. The Company did not elect to remeasure any of its existing financial assets or liabilities, and did not elect the fair value option for any financial assets and liabilities transacted in the three months ended June 30, 2016 and 2015.

9. Software development costs

Costs incurred to develop software applications used in the Company’s SaaS platform consist of certain direct costs of materials and services incurred in developing or obtaining internal-use computer software, and payroll

Mimecast Limited

Notes to condensed consolidated financial statements — (continued)

and payroll-related costs for employees who are directly associated with, and who devote time to, the project. These costs generally consist of internal labor during configuration, coding, and testing activities. Research and development costs incurred during the preliminary project stage or costs incurred for data conversion activities, training, maintenance and general and administrative or overhead costs are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the application is substantially complete and ready for its intended use. Qualified costs incurred during the operating stage of the Company’s software applications relating to upgrades and enhancements are capitalized to the extent it is probable that they will result in added functionality, while costs incurred for maintenance of, and minor upgrades and enhancements to, internal-use software are expensed as incurred. During the three months ended June 30, 2016 and 2015, the Company believes the substantial majority of its development efforts were either in the preliminary project stage of development or in the operation stage (post-implementation), and accordingly, no costs have been capitalized during these periods. These costs are included in the accompanying consolidated statements of operations as research and development expense.

10. Net income (loss) per share

During the three months ended June 30, 2016, basic net income per share was determined by dividing net income by the weighted-average ordinary shares outstanding during the period. Diluted net income per share was determined by dividing net income by diluted weighted-average shares outstanding during the period. Diluted weighted-average shares reflect the dilutive effect of potential ordinary shares including, to the extent their effect was dilutive, ordinary shares issuable upon the exercise of share options and restricted share units based on the treasury stock method.

During the three months ended June 30, 2015, net loss per ordinary share information was determined using the two-class method. The two-class method includes the weighted-average number of ordinary shares outstanding during the period and other securities that participate in dividends (a participating security). The Company considered the convertible preferred shares that were outstanding during the three months ended June 30, 2015 to be participating securities because they included rights to participate in dividends with the ordinary shares.

Under the two-class method, basic net loss per share attributable to ordinary shareholders is computed by dividing the net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted net loss per share attributable to ordinary shareholders is computed using the more dilutive of (1) the two-class method or (2) the if-converted method. The Company allocates net income first to preferred shareholders based on dividend rights under the Company’s articles of association and then to preferred and ordinary shareholders based on ownership interests. Net losses are not allocated to preferred shareholders as they do not have an obligation to share in the Company’s net losses.

Diluted net loss per share gives effect to all potentially dilutive securities. Potential dilutive securities consist of ordinary shares issuable upon the exercise of share options, restricted share units and ordinary shares issuable upon the conversion of our convertible preferred shares. The Company has excluded these potentially dilutive securities in the three months ended June 30, 2015 from the weighted-average number of common shares outstanding as their inclusion in the computation would be anti-dilutive due to the net loss incurred.

Mimecast Limited

Notes to condensed consolidated financial statements — (continued)

The following table presents the calculation of basic and diluted net income (loss) per share for the periods presented (in thousands, except per share data):

	Three Months Ended June 30,
	2016	2015

Numerator:
Net income (loss)	$244	$(2,249)
Net income (loss) applicable to participating securities	—	—

Net income (loss) applicable to ordinary shareholders—basic	$244	$(2,249)

Net income (loss)	$244	$(2,249)
Net income (loss) applicable to participating securities	—	—

Net income (loss) applicable to ordinary shareholders—diluted	$244	$(2,249)

Denominator:
Weighted-average number of ordinary shares used in computing net income (loss) per share applicable to ordinary shareholders—basic	54,287	33,066
Dilutive effect of share equivalents resulting from share options and restricted share units	3,368	—

Weighted-average number of ordinary shares used in computing net income (loss) per share—diluted	57,655	33,066

Net income (loss) per share applicable to ordinary shareholders:
Basic	$0.00	$(0.07)

Diluted	$0.00	$(0.07)

The following potentially dilutive ordinary share equivalents have been excluded from the calculation of diluted weighted-average shares outstanding for the three months ended June 30, 2016 and 2015 as their effect would have been anti-dilutive for the periods presented (in thousands):

	Three Months Ended June 30,
	2016	2015
Share options outstanding	3,071	5,437
Convertible preferred shares	—	12,576

11. Share-based compensation

The Company accounts for share-based compensation in accordance with the provisions of ASC 718, Compensation—Stock Compensation, which requires the recognition of expense related to the fair value of share-based compensation awards in the statements of operations. For share options issued under the Company’s share-based compensation plans to employees and members of the Board of Directors (the Board) for their services on the Board, the fair value of each option grant is estimated on the date of grant, and an

Mimecast Limited

Notes to condensed consolidated financial statements — (continued)

estimated forfeiture rate is used when calculating share-based compensation expense for the period. For restricted share awards and restricted share units issued under the Company’s share-based compensation plans, the fair value of each grant is calculated based on the Company’s share price on the date of grant. For service-based awards, the Company recognizes share-based compensation expense on a straight-line basis over the requisite service period of the award. For awards subject to both performance and service-based vesting conditions, the Company recognizes share-based compensation expense using an accelerated attribution method when it is probable that the performance condition will be achieved. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For share-based awards classified as liabilities, the Company accounts for such liability such that the compensation expense will be remeasured at each reporting date until such award is settled. There were no outstanding liability awards as of June 30, 2016 and March 31, 2016. During the three months ended June 30, 2015, total compensation expense related to liability awards was not material.

The Company accounts for transactions in which services are received from non-employees in exchange for equity instruments based on the fair value of such services received, or of the equity instruments issued, whichever is more reliably measured. The Company determines the total share-based compensation expense related to non-employee awards using the Black-Scholes option-pricing model. Additionally, in accordance with ASC 505, Equity-Based Payments to Non-Employees, the Company accounts for awards to non-employees prospectively, such that the fair value of the awards will be remeasured at each reporting date until the earlier of (a) the performance commitment date or (b) the date the services required under the arrangement have been completed. During the three months ended June 30, 2016 and 2015, the Company did not issue any share-based awards to non-employees.

The fair value of each option grant issued under the Company’s share-based compensation plans was estimated using the Black-Scholes option-pricing model that used the following weighted-average assumptions:

	Three months ended June 30,
	2016	2015
Expected term (in years)	6.1	6.6
Risk-free interest rate	1.7%	2.4%
Expected volatility	42.0%	44.6%
Expected dividend yield	—%	—%
Estimated grant date fair value per ordinary share	$8.30	$9.78

The weighted-average per share fair value of options granted to employees during the three months ended June 30, 2016 and 2015 was $3.55 and $6.36, respectively.

The expected term of options for service-based awards has been determined utilizing the “Simplified Method,” as the Company does not have sufficient historical share option exercise information on which to base its estimate. The Simplified Method is based on the average of the vesting tranches and the contractual life of each grant. In addition, the expected term for certain share-based awards which are subject to service-based and performance-based vesting conditions, is based on management’s estimate of the period of time for which the instrument is expected to be outstanding, factoring in certain assumptions such as the vesting period of the award, length of service and/or the location of the employee. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the share option. Since there was no public

Mimecast Limited

Notes to condensed consolidated financial statements — (continued)

market for its ordinary shares prior to the IPO and as the Company’s shares have been publicly traded for a limited time, the Company determined the expected volatility for options granted based on an analysis of reported data for a peer group of companies that issue options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies. The Company has not paid, nor anticipates paying, cash dividends on its ordinary shares; therefore, the expected dividend yield is assumed to be zero.

Prior to the IPO, in the absence of an active market for the Company’s ordinary shares, the Board, the members of which the Company believes have extensive business, finance, and venture capital experience, were required to estimate the fair value of the Company’s ordinary shares at the time of each grant of a share-based award. The Company and the Board utilized various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation , to estimate the fair value of its ordinary shares. Each valuation methodology includes estimates and assumptions that require the Company’s judgment. These estimates and assumptions include a number of objective and subjective factors, in determining the value of the Company’s ordinary shares at each grant date, including the following factors: (1) prices paid for the Company’s convertible preferred shares, which the Company had sold to outside investors in arm’s-length transactions, and the rights, preferences, and privileges of the Company’s convertible preferred shares and ordinary shares; (2) valuations performed by an independent valuation specialist; (3) the Company’s stage of development and revenue growth; (4) the fact that the grants of share-based awards involved illiquid securities in a private company; and (5) the likelihood of achieving a liquidity event for the ordinary shares underlying the share-based awards, such as an IPO or sale of the Company, given prevailing market conditions.

The Company believes this methodology to have been reasonable based upon the Company’s internal peer company analyses, and further supported by several arm’s-length transactions involving the Company’s convertible preferred shares. As the Company’s ordinary shares were not actively traded prior to the IPO, the determination of fair value involves assumptions, judgments and estimates. If different assumptions were made, share-based compensation expense, consolidated net income (loss) and consolidated net income (loss) per share could have been significantly different.

Since the IPO, the fair value of the Company’s ordinary shares at the time of each grant of a share-based award have been based on the market value at the time of each grant.

As of June 30, 2016, the Company has four share-based compensation plans and an employee stock purchase plan, which are more fully described below.

Prior to the IPO, the Company granted share-based awards under three share option plans which are the Mimecast Limited 2007 Key Employee Share Option Plan (the 2007 Plan), the Mimecast Limited 2010 EMI Share Option Scheme (the 2010 Plan), and the Mimecast Limited Approved Share Option Plan (the Approved Plan) (the 2007 Plan, the 2010 Plan and the Approved Plan, collectively, the Historical Plans).

Upon the closing of the IPO, the Mimecast Limited 2015 Share Option and Incentive Plan (the 2015 Plan) and the 2015 Employee Stock Purchase Plan (the 2015 ESPP) became effective. Subsequent to the IPO, grants of share-based awards have been made under the 2015 Plan and no further grants under the Historical Plans are permitted.

Mimecast Limited

Notes to condensed consolidated financial statements — (continued)

The 2015 Plan was adopted by our board of directors on September 2, 2015, approved by our shareholders on November 4, 2015 and became effective on the date of the Company’s IPO. The 2015 Plan allows the compensation committee to make equity-based incentive awards to our officers, employees, non-employee directors and consultants. We have initially reserved a total of 5,500,000 ordinary shares for the issuance of awards under the 2015 Plan. This number is subject to adjustment in the event of a share split, share dividend or other change in our capitalization. The 2015 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2016, by 5% of the outstanding number of ordinary shares on the immediately preceding December 31 or such lesser number of shares as determined by our board of directors. The number of options available for future grant under the 2015 Plan as of June 30, 2016 was 5,987,375.

In September 2015, our board of directors adopted the Mimecast Limited 2015 Employee Share Purchase Plan (ESPP), which was approved by our shareholders on November 4, 2015. The ESPP initially reserves and authorizes for issuance a total of 1,100,000 ordinary shares. This number is subject to adjustment in the event of a share split, share dividend or other change in our capitalization. Participating employees of the Company may purchase ordinary shares during pre-specified purchase periods at a price equal to the lesser of 85% of the fair market value of an ordinary share of the Company at the beginning of the purchase period or 85% of the fair market value of an ordinary share of the Company at the end of the purchase period. The Board has not determined the date on which the initial purchase period will commence under the ESPP.

Under the 2015 Plan, the share option price may not be less than the fair market value of the ordinary shares on the date of grant and the term of each share option may not exceed 10 years from the date of grant. Share options typically vest over 4 years, but vesting provisions can vary based on the discretion of the Board. We settle share option exercises under the 2015 Plans through newly issued shares. The Company’s ordinary shares underlying any awards that are forfeited, canceled, withheld upon exercise of an option, or settlement of an award to cover the exercise price or tax withholding, or otherwise terminated other than by exercise will be added back to the shares available for issuance under the 2015 Plan.

Historically, share-based awards granted under the Historical Plans had a term of 10 years from the date of grant and typically vest over 4 years, however, vesting provisions could vary based on the discretion of the Board. Subsequent to the Company’s IPO, the Company’s ordinary shares underlying any awards that are forfeited, canceled, withheld upon exercise of an option, or settlement of an award to cover the exercise price or tax withholding, or otherwise terminated other than by exercise will be not be added back to the shares available for issuance under the Historical Plans.

Certain awards granted by the Company under the Historical Plans are subject to service-based vesting conditions and a performance-based vesting condition based on a liquidity event, defined as either a change of control or an IPO. As a result, no compensation cost related to share-based awards with these performance conditions had been recognized through the date of the Company’s IPO, as the Company had determined that a liquidity event was not probable. Upon the IPO, 100% of the unvested portion of options granted under the Historical Plans prior to May 13, 2014 became vested. For options issued to employees other than those in our US subsidiary, 25% of the vested shares underlying options became exercisable immediately upon the listing, 50% of the shares underlying options will become exercisable 12 months following the date of the listing, and 25% of the shares underlying options will become exercisable 24 months following the date of the listing. Upon consummation of the IPO, the Company began to record expense for these awards using the accelerated

Mimecast Limited

Notes to condensed consolidated financial statements — (continued)

attribution method over the remaining service period. Options granted on or after May 13, 2014 under the 2010 Plan and the Approved Plan shall continue vesting as set forth in the option award agreements.

Share-based compensation expense recognized under the Plans in the accompanying consolidated statements of operations was as follows:

	Three months ended June 30,
	2016	2015
Cost of revenue	$170	$22
Research and development	372	29
Sales and marketing	973	83
General and administrative	528	709

Total share-based compensation expense	$2,043	$843

Share option activity under the 2015 Plan and the Historical Plans for the three months ended June 30, 2016 was as follows:

	Number of Awards	Weighted Average Exercise Price(3)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)(1)
Outstanding at March 31, 2016	8,069,866	$5.00	7.16	$38,541
Options granted	40,000	$8.30
Options exercised	(237,800)	$4.26
Options forfeited and cancelled	(52,763)	$7.07

Outstanding at June 30, 2016	7,819,303	$4.99	6.93	$39,418

Exercisable at June 30, 2016	2,466,342	$2.21	5.30	$19,250

Exercisable and expected to be exercisable at June 30, 2016(2)	7,639,649	$4.90	6.87	$39,212

(1)	The aggregate intrinsic value was calculated based on the positive difference, if any, between the closing price of our ordinary shares on the NASDAQ exchange on June 30, 2016, and the exercise price of the underlying options.

(2)	This represents the number of exercisable options as of June 30, 2016 plus the number of options expected to become exercisable as of June 30, 2016 based on the options outstanding as of June 30, 2016, adjusted for the estimated forfeiture rate.

(3)	Certain of the Company’s option grants have an exercise price denominated in British pounds. The weighted-average exercise price at the end of each reporting period was translated into U.S. dollars using the exchange rate at the end of the period. The weighted-average exercise price for the options granted, exercised, forfeited and expired was translated into U.S. dollars using the exchange rate at the applicable date of grant, exercise, forfeiture or expiration, as appropriate.

The total intrinsic value of options exercised was $1.4 million for the three months ended June 30, 2016. Total cash proceeds from option exercises was $1.0 million for the three months ended June 30, 2016.

In November 2015, the Company granted restricted share units (RSUs) to two of its Directors in the amount of 25,000 and 20,000, respectively. The RSU in the amount of 25,000 vests over three years on a monthly basis.

Mimecast Limited

Notes to condensed consolidated financial statements — (continued)

The RSU in the amount of 20,000 cliff vested over a five month period and was fully vested as of June 30, 2016. As of June 30, 2016, a total of 20,142 awards remained unvested and the aggregate intrinsic value of unvested shares was $0.2 million.

As of June 30, 2016, there was approximately $12.1 million of unrecognized share-based compensation, net of estimated forfeitures, related to unvested share-based awards subject to service-based vesting conditions, which is expected to be recognized over a weighted-average period of 3.34 years. The total unrecognized share-based compensation cost will be adjusted for future changes in estimated forfeitures.

As of June 30, 2016, there was approximately $1.9 million of unrecognized share-based compensation, net of estimated forfeitures, related to unvested share-based awards, subject to both service-based vesting conditions and a performance-based vesting condition based on a liquidity event, which occurred upon the Company’s IPO. The unrecognized share-based compensation related to these awards is expected to be recognized over a weighted-average period of 0.93 years.

12. Comprehensive (loss) income

Comprehensive (loss) income is defined as the change in equity of a business enterprise during a period from transactions, other events, and circumstances from non-owner sources. Comprehensive (loss) income consists of net income (loss) and other comprehensive (loss) income, which includes certain changes in equity that are excluded from net income (loss). Specifically, cumulative foreign currency translation adjustments are included in accumulated other comprehensive loss. As of June 30, 2016 and March 31, 2016, accumulated other comprehensive loss is presented separately on the consolidated balance sheets and consists entirely of cumulative foreign currency translation adjustments.

13. Debt

In January 2012, Mimecast Services Limited and Mimecast North America, Inc., with Mimecast UK as guarantor, entered into a loan agreement with a lender (the Loan Agreement) providing for up to a £4.0 million asset based line of credit (the Equipment Line). Under the Equipment Line, the Company can use the borrowing capacity to finance Eligible Equipment purchases, as defined in the Loan Agreement, in British pounds or U.S. dollars. Outstanding amounts under the Equipment Line accrued interest at a rate equal to the U.K. LIBOR plus 6.00% per annum for advances in British pounds or the greater of (i) 7.50% per annum and (ii) the Prime Rate plus 3.50% per annum for U.S. dollar advances. Advances under the Equipment Line were repayable in 36 equal monthly payments of principal and interest following the date of the borrowing under the Equipment Line but no later than June 30, 2015.

In January 2013, the Company amended the Loan Agreement (the First Amendment) to aggregate the outstanding British pound advances and U.S. dollar advances into two individual Equipment Line advances of £1.7 million (the Sterling Equipment Advances) and $1.6 million (the U.S. Dollar Equipment Advances, collectively the Equipment Line Advances) and allowed for no additional advances under the Equipment Line. The First Amendment amended the interest rate on the Equipment Line Advances to a 4.50% per annum fixed interest rate and also extended the maturity date for the Equipment Line Advances to February 1, 2017, which includes an interest only period for the first twelve months following the First Amendment date. At June 30, 2016 and March 31, 2016, the Company had outstanding borrowings of $0.5 million and $0.7 million, respectively, related to the Sterling Equipment Advances and had outstanding borrowings of $0.4 million and

Mimecast Limited

Notes to condensed consolidated financial statements — (continued)

$0.5 million, respectively, related to the U.S. Dollar Equipment Advances. There were no amounts available for future borrowings under the Equipment Line as of June 30, 2016 or March 31, 2016.

As part of the First Amendment, the Company entered into a line of credit of up to the lesser of (i) £7.5 million and (ii) the equivalent of 80% of Eligible Accounts Receivables, as defined, plus £2.5 million (the Revolving Line). Under the Revolving Line, the Company can borrow in British pounds, U.S. dollars or Euros and the Revolving Line had a maturity date of January 31, 2015. Advances under the Revolving Line bore interest at the greater of the Bank of England base rate plus 3.75% per annum, and 4.25% per annum for British pound Advances, the Prime Rate plus 1.00% per annum and 4.25% per annum for U.S. dollar Advances, and the Euro LIBOR plus 4.00% per annum and 4.25% per annum for Euro Advances.

In July 2014, the Company further amended the Loan Agreement (the Second Amendment) and increased the Revolving Line from up to £7.5 million to up to £10 million (the Amended Revolving Line). The Amended Revolving Line had £5.0 million available upon the Second Amendment and another £5.0 million upon completion of an additional equity financing, which occurred upon completion of the Company’s IPO. The Second Amendment also extended the maturity date of the Amended Revolving Line to July 15, 2016 and decreased the maximum interest rate on any advances to 4.00% per annum. At June 30, 2016 and March 31, 2016, the Company had no amounts outstanding under the Amended Revolving Line. At June 30, 2016 and March 31, 2016, the Company had £10.0 million available for future borrowing under the Amended Revolving Line. The Amended Revolving Line expired unused on July 15, 2016.

With the First Amendment, the Company also entered into a £3.0 million fixed interest rate term loan (the First Term Loan), which is repayable in 36 monthly installments starting twelve months following the first business day of the borrowing. Interest on the First Term Loan accrues and is payable monthly in arrears at 4.50% per annum and the First Term Loan matures on March 1, 2017. With the Second Amendment, the Company entered into a second £5.0 million fixed interest rate term loan (the Second Term Loan), which is repayable in 36 monthly installments starting six months following the first business day of the borrowing. Interest on the Second Term Loan accrues and is payable monthly in arrears at 4.50% per annum and the Second Term Loan matures on January 1, 2018. At June 30, 2016, the Company had $0.9 million and $3.5 million outstanding on the First Term Loan and Second Term Loan, respectively. At March 31, 2016, the Company had $1.3 million and $4.4 million outstanding on the First Term Loan and Second Term Loan, respectively.

Under the Second Amendment, the Company was required to comply with certain financial covenants, including recurring revenue and adjusted quick ratio covenants, as defined within the Second Amendment. The interest rate would increase by 3.00% if the Company was not able to meet the financial covenants or had any other event of default, until cured. Failure to comply with these covenants, or the occurrence of an event of default, could permit the lender under the Second Amendment to declare all amounts outstanding under the Second Amendment, together with accrued interest and fees, to be immediately due and payable. In addition, the Second Amendment was secured by substantially all of our assets.

In November 2015, the Company further amended the Loan Agreement (the Fourth Amendment) to reflect the change in its reporting entity, to make available the additional £5.0 million in available credit under the facility that became accessible upon the completion of the IPO, and to adjust certain financial covenants, including recurring revenue and adjusted quick ratio covenants. Under the Fourth Amendment, the Company must comply with certain financial covenants, including recurring revenue and adjusted quick ratio covenants, as defined. The interest rate will increase by 3.00% if the Company is not able to meet the financial covenants or

Mimecast Limited

Notes to condensed consolidated financial statements — (continued)

has any other event of default, until cured. Failure to comply with these covenants, or the occurrence of an event of default, could permit the lender under the Fourth Amendment to declare all amounts outstanding under the Fourth Amendment, together with accrued interest and fees, to be immediately due and payable. In addition, the Fourth Amendment is secured by substantially all of our assets. The Company was in compliance with all covenants under the Fourth Amendment and Second Amendment as of June 30, 2016 and March 31, 2016, respectively.

The weighted-average interest rate for long-term debt was 4.50% per annum as of June 30, 2016 and March 31, 2016.

The Company has assessed these refinancing activities and determined they were modifications and not an extinguishment under ASC 470, Debt.

14. Contingencies

Litigation

The Company, from time to time, may be party to litigation arising in the ordinary course of its business. The Company was not subject to any material legal proceedings during the three months ended June 30, 2016 and 2015, and, to the best of its knowledge, no material legal proceedings are currently pending or threatened.

Indemnification

The Company typically enters into indemnification agreements with customers in the ordinary course of business. Pursuant to these agreements, the Company indemnifies and agrees to reimburse the indemnified party for losses suffered or incurred as a result of claims of intellectual property infringement. These indemnification agreements are provisions of the applicable customer agreement. Based on when clients first sign an agreement for the Company’s service, the maximum potential amount of future payments the Company could be required to make under certain of these indemnification agreements is unlimited. Based on historical experience and information known as of June 30, 2016 and March 31, 2016, the Company has not incurred any costs for the above guarantees and indemnities.

In certain circumstances, the Company warrants that its services will perform in all material respects in accordance with its standard published specification documentation in effect at the time of delivery of the services to the customer for the term of the agreement. To date, the Company has not incurred significant expense under its warranties and, as a result, the Company believes the estimated fair value of these agreements is immaterial.

15. Segment and Geographic Information

Disclosure requirements about segments of an enterprise and related information establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to shareholders. Operating segments are defined as components of an enterprise about which separate discrete financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in

Mimecast Limited

Notes to condensed consolidated financial statements — (continued)

deciding how to allocate resources and in assessing performance. Our chief operating decision maker is the chief executive officer. The Company and the chief executive officer view the Company’s operations and manage its business as one operating segment.

Geographic data

The Company allocates, for the purpose of geographic data reporting, its revenue based upon the location of the contracting subsidiary. Total revenue by geographic area was as follows:

	Three months ended June 30,
	2016	2015

Revenue:
United States	$19,111	$13,666
United Kingdom	15,350	13,106
South Africa	5,775	5,926
Other	1,224	630

Total revenue	$41,460	$33,328

Property and equipment, net by geographic location consists of the following:

	As of June 30, 2016	As of March 31, 2016
United States	$14,147	$11,363
United Kingdom	7,923	7,677
Australia	3,602	2,886
South Africa	2,959	2,569
Other	340	311

Total	$28,971	$24,806

16. Income taxes

The provision for income taxes for the three months ended June 30, 2016 and 2015 was $0.9 million and $0.4 million, respectively, on pre-tax income of $1.1 million and a pretax loss of $1.9 million, respectively. The provision for income taxes for the three months ended June 30, 2016 and 2015 was primarily attributable to a tax provision associated with our domestic (U.K.) and South African entities’ earnings in the respective years. The increase in the provision for income taxes in the three months ended June 30, 2016 compared to the three months ended June 30, 2015 is primarily attributable to higher earnings in our domestic (U.K.) and South African entities.

In assessing our ability to realize our net deferred tax assets, we considered various factors including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations, to determine whether it is more likely than not that some portion or all of our net deferred tax assets will not be realized. Based upon these factors, we have determined that the uncertainty regarding the realization of these assets is sufficient to warrant the need for a full valuation allowance against our net deferred tax assets.

Mimecast Limited

Notes to condensed consolidated financial statements — (continued)

As of June 30, 2016 and March 31, 2016, the Company had liabilities for uncertain tax positions of $2.3 million, none of which, if recognized, would impact the Company’s effective tax rate. Interest and penalty charges, if any, related to uncertain tax positions would be classified as income tax expense in the accompanying condensed consolidated statements of operations. As of June 30, 2016 and March 31, 2016, the Company had no accrued interest or penalties related to uncertain tax positions.

The Company is not currently under audit. The Company believes it has recorded all appropriate provisions for all jurisdictions and open years. The Company, however, can give no assurance that taxing authorities will not propose adjustments that would increase its tax liabilities.

17. Recently issued and adopted accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. This guidance is effective for annual reporting and interim periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective application. Early adoption is permitted, but not before the original public organization effective date (that is, annual periods beginning after December 15, 2016). The Company is currently evaluating the adoption method it will apply and the impact of the adoption of ASU 2014-09 on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU 2014-15 requires management to evaluate, at each annual or interim reporting period, whether there are conditions or events that exist that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date the financial statements are issued and provide related disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016 and earlier application is permitted. The Company is currently evaluating the impact of the adoption of ASU 2014-15, but the adoption is not expected to have a material effect on its consolidated financial statements or disclosures.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810)-Amendments to the Consolidation Analysis, which amends the criteria for determining which entities are considered variable interest entities, or VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. ASU 2015-02 is effective for annual periods, and interim periods therein, beginning after December 15, 2015. We adopted this standard on April 1, 2016 and the adoption did not have a material impact on our consolidated financial statements.

Mimecast Limited

Notes to condensed consolidated financial statements — (continued)

In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (ASU 2015-03), which requires the Company to present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. ASU 2015-03 will be effective for annual reporting periods beginning after December 15, 2015 and interim periods within fiscal years beginning after December 15, 2016, with early adoption permitted. The new guidance will be applied retrospectively to each prior period presented. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2015-03, but the adoption is not expected to have a material effect on its consolidated financial statements or disclosures.

In April 2015, the FASB issued ASU 2015-05, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40), Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement (ASU 2015-05). ASU 2015-05 provides guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The guidance will not change GAAP for a customer’s accounting for service contracts. The ASU aims to reduce complexity and diversity in practice. We adopted this standard prospectively on April 1, 2016 and the adoption did not have a material impact on our consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The amendment requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. The ASU is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2016. Early adoption is permitted. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2015-17 on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (ASU 2016-02). ASU 2016-02 requires a lessee to recognize most leases on the balance sheet but recognize expenses on the income statement in a manner similar to current practice. The update states that a lessee will recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying assets for the lease term. Leases will continue to be classified as either financing or operating, with classification affecting the recognition, measurement and presentation of expenses and cash flows arising from a lease. ASU 2016-02 is effective for financial statements issued for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2016-09 on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (ASU 2016-09). ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for fiscal years, and interim periods within those annual periods, beginning after December 15, 2016 and allows for prospective, retrospective or modified retrospective adoption, depending on the area covered in the update, with early adoption permitted. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2016-09 on its consolidated financial statements.

4,000,000 shares

Mimecast Limited

Ordinary shares

J.P. Morgan

Barclays

Goldman, Sachs & Co.

Jefferies

RBC Capital Markets

Oppenheimer & Co.

Dougherty

Part II

Information not required in prospectus

Item 6. indemnification of officers and directors.

Our Articles of Association include provisions that indemnify, to the fullest extent allowable under Jersey law, the personal liability of directors or officers for monetary damages for actions taken as our director or officer, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. However, exculpation does not apply if the directors acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from their actions as directors. We will also be expressly authorized to advance certain reasonable expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities.

We believe that the limitation of liability and indemnification provisions in our Articles of Association and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 to the registration statement, which sets forth the Registrant’s and the underwriters’ respective agreement to indemnify each other and to provide contribution in circumstances where indemnification is unavailable.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 7. recent sales of unregistered securities

Listed below are the securities we issued within the last three years that were not registered under the Securities Act.

Option awards and ordinary share issuances

Since April 1, 2013, we granted options to purchase an aggregate of 5,326,163 ordinary shares to employees, directors and consultants under our equity incentive plans, with exercise prices ranging from $1.28 to $11.50. As of the date of this registration statement, 2,340,759 of these options have been exercised, while 1,713,437 of these options have been forfeited and cancelled without being exercised. The exercise price of $1.28 relates to options granted with exercise prices denominated in British pounds translated into U.S. dollars using the exchange rate as of March 31, 2016.

No underwriters were involved in the foregoing issuances of securities. These issuances were deemed exempt from registration requirement because they were made outside of the United States pursuant to Regulation S under the Securities Act, were issued pursuant to written compensatory plans or arrangements with our employees and directors in reliance on the exemption provided by Rule 701 promulgated under Section 3(b) of the Securities Act.

Item 8. exhibits and financial statement schedules

(a) The Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom on September 26, 2016.

MIMECAST LIMITED

By:	/s/ Peter Bauer
Name:	Peter Bauer
Title:	Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Peter Bauer Peter Bauer	Chief Executive Officer and Director (Principal Executive Officer)	September 26, 2016

/s/ Peter Campbell Peter Campbell	Chief Financial Officer (Principal Financial and Accounting Officer)	September 26, 2016

* Neil Murray	Director	September 26, 2016

* Christopher FitzGerald	Director	September 26, 2016

* Norman Fiore	Director	September 26, 2016

* Jeffrey Lieberman	Director	September 26, 2016

Signature	Title	Date

* Bernard Dallé	Director	September 26, 2016

* Hagi Schwartz	Director	September 26, 2016

*By:	/s/ Peter Campbell
Peter Campbell
Attorney-in-Fact

MIMECAST NORTH AMERICA, INC.

Authorized Representative in the United States

By:	/s/ Peter Campbell
Name:	Peter Campbell
Title:	Chief Financial Officer

Exhibit index

		Incorporated by reference
Exhibit	Description	Schedule/ form	File number	Exhibit	File date (mm/dd/yyyy)

1.1	Form of Underwriting Agreement

3.1	Articles of Association of the Registrant	F-1/A	333-207454	3.2	11/06/2015

4.1	Specimen certificate evidencing ordinary shares of the Registrant.	F-1/A	333-207454	4.1	11/06/2015

4.2	Subscription and Shareholders’ Agreement, dated September 18, 2012, by and among Mimecast UK and the other parties thereto	F-1	333-207454	4.2	10/16/2015

4.2.1	Shareholders Agreement, dated November 5, 2015, by and among the Registrant, Mimecast UK and the other parties thereto	F-1/A	333-207454	4.2.1	11/06/2015

4.3	Registration Rights Agreement, dated September 18, 2012, by and among Mimecast UK and the other parties thereto	F-1	333-207454	4.3	10/16/2015

4.3.1	Registration Rights Agreement, dated November 5, 2015, by and among the Registrant, Mimecast UK and the other parties thereto	F-1/A	333-207454	4.3.1	11/06/2015

5.1	Opinion of Mourant Ozannes

10.1#	Form of Indemnification Agreement	F-1	333-207454	10.1	10/16/2015

10.2#	Mimecast UK 2007 Key Employee Share Option Plan and Form of Share Option Agreement	F-1	333-207454	10.6	10/16/2015

10.3#	Mimecast UK 2010 EMI Share Option Scheme	F-1	333-207454	10.7	10/16/2015

10.4#	Mimecast UK Approved Share Option Plan and Form of Share Option Certificate	F-1	333-207454	10.8	10/16/2015

10.5#	Mimecast Limited 2015 Share Option and Incentive Plan	F-1/A	333-207454	10.9	11/06/2015

10.6#	Mimecast Limited 2015 Employee Share Purchase Plan	F-1/A	333-207454	10.10	11/06/2015

10.7	Third Amended and Restated Loan Agreement, dated May 22, 2015, by and among Mimecast Services Limited, Mimecast North America, Inc. and Silicon Valley Bank, as amended	F-1	333-207454	10.5	10/16/2015

10.7.1	Amendment Letter and Confirmation, dated November 13, 2015, by and among Mimecast Services Limited, Mimecast North America, Inc. and Silicon Valley Bank	F-1/A	333-207454	10.5.1	11/13/2015

10.8	Underlease, dated August 7, 2013, by and between Mimecast Services Limited and Sands Service Company (No.2)	F-1	333-207454	10.2	10/16/2015

10.9	Lease, dated November 12, 2012, by and between Mimecast North America, Inc. and Farley White Aetna Mills, LLC	F-1	333-207454	10.3	10/16/2015

		Incorporated by reference
Exhibit	Description	Schedule/ form	File number	Exhibit	File date (mm/dd/yyyy)

10.9.1	First Amendment to Lease, dated October 19, 2015, by and between Mimecast North America, Inc. and Riverworks Watertown Holdings, LLC	20-F	001-37637	4.9.1	5/25/2016

10.10	Agreement of Lease, dated June 24, 2013, by and between Mimecast South Africa (Pty) Ltd and City Square Trading 522 (Pty) Ltd	F-1	333-207454	10.4	10/16/2015

21.1	Subsidiaries of the Registrant	20-F	001-37637	8.1	5/25/2016

23.1	Consent of Mourant Ozannes (included in Exhibit 5.1)

23.2	Consent of Ernst & Young LLP, independent registered public accounting firm.

24.1	Power of attorney (included on signature page)	F-1	333-213598	24.1	9/12/2016

101.INS	XBRL Instance Document.	F-1	333-213598	101	9/12/2016

101.SCH	XBRL Taxonomy Extension Schema Document.	F-1	333-213598	101	9/12/2016

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.	F-1	333-213598	101	9/12/2016

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.	F-1	333-213598	101	9/12/2016

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.	F-1	333-213598	101	9/12/2016

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.	F-1	333-213598	101	9/12/2016

*	To be filed by amendment.

#	Denotes management contract or compensatory plan or arrangement.